As filed with the Securities and Exchange Commission on November 6, 2008
Registration No. 333-151656

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Amendment No. 3 to
FORM S-1
REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933
Hibernia Homestead Bancorp, Inc.

(Exact name of registrant as specified in its articles of incorporation)

Louisiana	6036	26-2833386

(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification No.)
325 Carondelet Street
New Orleans, Louisiana 70130
(504) 522-3203

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)
A. Peyton Bush, III
President and Chief Executive Officer
Hibernia Homestead Bancorp, Inc.
325 Carondelet Street
New Orleans, Louisiana 70130
(504) 522-3203

(Name, address, including zip code, and telephone number, including area code, of agent for service)
Copies to:
Raymond A. Tiernan, Esq.
Eric M. Marion, Esq.
Elias, Matz, Tiernan & Herrick L.L.P.
734 15th Street, N.W., 11th Floor
Washington, D.C. 20005
202-347-0300
Approximate date of commencement of proposed sale to the public: As soon as practicable after this Registration Statement becomes effective.
If any of the securities being registered on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box. ☑
If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐
If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐
If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier registration statement for the same offering. ☐
Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer or a smaller reporting company. See the definitions of “large accelerated filer,” “accelerated filer” and “smaller reporting company” in Rule 12b-2 of the Exchange Act. (Check one):
Large accelerated filer ☐	Accelerated filer ☐	Non-accelerated filer ☐ (Do not check if a smaller reporting company)	Smaller reporting company ☑
CALCULATION OF REGISTRATION FEE

Proposed
		Proposed Maximum	Maximum
Title of Each Class of	Amount to be	Offering Price	Aggregate	Amount of
Securities to be Registered	Registered	Per Unit	Offering Price	Registration Fee
Common Stock, $.01 par value per share	1,653,125 shares	$10.00	$16,531,250 (1)	$649.68 (2)

(1)	Estimated solely for the purpose of calculating the registration fee.

(2)	Registration fee of $649.68 previously paid with initial registration statement on June 13, 2008.
     The Registrant hereby amends this Registration Statement on such date as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that the Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission acting pursuant to said Section 8(a) may determine.

The information in this prospectus is not complete and may be changed. We may not sell these securities until the Securities and Exchange Commission declares the registration statement effective. This prospectus is not an offer to sell these securities, and we are not soliciting an offer to buy these securities, in any state or jurisdiction where the offer or sale is not permitted.

SUBJECT TO COMPLETION — DATED NOVEMBER 6, 2008
PROSPECTUS
Hibernia Homestead Bancorp, Inc.
(Proposed Holding Company for Hibernia Homestead Bank)
Up to 1,437,500 Shares of Common Stock
(Anticipated Maximum)
          This prospectus describes the initial public offering of shares of Hibernia Homestead Bancorp, Inc., a company being formed in connection with the conversion of Hibernia Homestead Bank from the mutual to the stock form of organization. In connection with the conversion, Hibernia Homestead Bank will amend and restate its Louisiana mutual savings bank articles of incorporation as a Louisiana stock savings bank charter. Upon completion of the conversion and offering, all of the common stock of Hibernia Homestead Bank will be owned by Hibernia Homestead Bancorp, and all of the common stock of Hibernia Homestead Bancorp will be owned by public shareholders. We expect that the common stock of Hibernia Homestead Bancorp will be quoted on the OTC Bulletin Board.
          We are offering up to 1,437,500 shares of common stock for sale, at a price of $10.00 per share, on a priority basis to Hibernia Homestead Bank’s depositors and other members in a subscription offering. Shares of common stock not purchased in the subscription offering may be offered to the general public in a community offering. The community offering may begin during or immediately following the subscription offering. Any shares of common stock not purchased in the subscription offering or the community offering may also be offered for sale through a syndicated community offering. We must sell a minimum of 1,062,500 shares to complete the offering. We may increase the maximum number of shares that we sell in the offering up to 1,653,125 shares, without notice to persons who have subscribed for shares, due to regulatory considerations, demand for the shares or changes in financial market conditions. The offering is expected to terminate at ___:00 _.m., Central time, on                     , 2008. We may extend this expiration date without notice to you until                     , 2008.
          If you are or were a depositor of Hibernia Homestead Bank, you have priority rights to purchase shares of common stock in the subscription offering if:
•	you had at least $50 on deposit at Hibernia Homestead Bank on March 31, 2007;

•	you had at least $50 on deposit at Hibernia Homestead Bank on , 2008; or

•	you were a member of Hibernia Homestead Bank as of , 2008.
          If you do not fit the categories described above, but you are interested in purchasing shares of our common stock, you may have the opportunity to purchase shares in a community offering after subscription offering orders are filled. We expect our directors and executive officers, together with their associates, to subscribe for a total of 177,000 shares, which at the maximum of the offering range equals 12.3% of the shares to be sold in the offering.
          The minimum number of shares you may purchase is 25 shares. After submission, orders are irrevocable unless the offering is terminated or is extended beyond                     , 2008 or the number of shares of common stock to be sold increases to more than 1,653,125 shares or decreases to less than 1,062,500 shares. If the offering is extended beyond                      , 2008, subscribers will have the right to modify or rescind their purchase orders. Funds received before the completion of the offering, up to the minimum of the offering range, will be held in a segregated account at Hibernia Homestead Bank. Funds received in excess of the minimum of the offering range may be held at Hibernia Homestead Bank or at our discretion, at another insured depository institution, and will earn interest at our passbook savings rate. If we terminate the offering, or if we extend the offering beyond                     , 2008 and you reduce or rescind your order, we will promptly return your funds without penalty, with interest at our passbook savings rate, and deposit withdrawal authorizations will be cancelled or reduced.
          Sandler O’Neill & Partners, L.P. will assist us in selling our shares of common stock on a best efforts basis, but is not required to purchase any of the common stock that is being offered. Purchasers will not pay a commission to purchase shares of common stock in the offering.
This investment involves a degree of risk, including the possible loss of principal.
Please read “Risk Factors” beginning on page ___.

OFFERING SUMMARY
Price per share: $10.00

			Maximum,
	Minimum	Maximum	as Adjusted
Number of shares	1,062,500	1,437,500	1,653,125
Gross offering proceeds	$10,625,000	$14,375,000	$16,531,250
Estimated offering expenses (excluding selling agent fees)	$610,000	$610,000	$610,000
Selling agent fees and expenses	$120,000	$172,000	$202,000
Estimated net proceeds	$9,895,000	$13,593,000	$15,719,250
Estimated net proceeds per share	$9.31	$9.46	$9.51

(1)	Assumes all shares are sold in the subscription and community offering and no shares are sold in the syndicated community offering. For a description of Sandler O’Neill & Partners, L.P.’s compensation for the stock offering, see “The Conversion and Offering — Marketing Arrangements.”
          These securities are not deposits or savings accounts and are not insured or guaranteed by the Federal Deposit Insurance Corporation or any other governmental agency.
          Neither the Securities and Exchange Commission, the Federal Deposit Insurance Corporation, the Louisiana Office of Financial Institutions nor any state securities regulator has approved or disapproved these securities or determined if this prospectus is accurate or complete. Any representation to the contrary is a criminal offense.

Sandler O’Neill + Partners, L.P.

The date of this prospectus is                      , 2008

Hibernia Homestead Bank
Office Locations

Table of Contents

Summary	1
Risk Factors	13
Forward-Looking Statements	18
Selected Consolidated Financial and Other Data	19
Recent Developments of Hibernia Homestead Bank	20
How We Intend To Use The Proceeds From The Offering	23
Our Policy Regarding Dividends	24
Market For Our Common Stock	24
Regulatory Capital Requirements	25
Our Capitalization	26
Unaudited Pro Forma Data	27
Management’s Discussion and Analysis of Financial Condition and Results of Operations	32
Business of Hibernia Homestead Bancorp	44
Business of Hibernia Homestead Bank	45
Regulation	58
Taxation	66
Management	68
Proposed Purchases of Common Stock by Management	74
The Conversion and Offering	75
Restrictions on Acquisition of Hibernia Homestead Bancorp and Hibernia Homestead Bank and Related Anti-Takeover Provisions	91
Description of Capital Stock	96
Transfer Agent and Registrar	97
Registration Requirements	97
Legal and Tax Matters	97
Experts	97
Where You Can Find Additional Information	97
Index to Consolidated Financial Statements	99

SUMMARY
     This summary highlights material information from this document and may not contain all the information that is important to you. You should read this entire document carefully, including the sections entitled “Risk Factors” and “The Conversion and Offering,” before making a decision to invest in our common stock.
     In this prospectus, unless we specify otherwise, “Hibernia Homestead Bancorp,” “we,” “us,” and “our” refer to Hibernia Homestead Bancorp, Inc., a recently formed Louisiana corporation. “Hibernia Homestead Bank” or “Hibernia Homestead” refer to Hibernia Homestead Bank, a Louisiana chartered savings bank in its mutual form or in its stock form as the context requires.
The Companies
     Hibernia Homestead Bancorp, Inc. Hibernia Homestead Bancorp is a Louisiana corporation recently formed for the purpose of implementing the conversion and offering described in this prospectus. Our principal activity after the conversion will be the ownership of all of the outstanding common stock of Hibernia Homestead Bank. This offering is being made by Hibernia Homestead Bancorp. Following the conversion, we will elect to be treated as a savings and loan holding company regulated by the Office of Thrift Supervision. Our corporate office is located at 325 Carondelet Street, New Orleans, Louisiana 70130. Our telephone number at this address is (504) 522-3203.
     Hibernia Homestead Bank. Hibernia Homestead Bank is a Louisiana chartered mutual savings bank. Hibernia Homestead Bank was formed in 1903 as a Louisiana chartered mutual savings association named “Hibernia Homestead and Savings Association” which converted to a Louisiana chartered savings bank effective March 17, 2008. In connection with the charter conversion, Hibernia Homestead and Savings Association changed its name to “Hibernia Homestead Bank.” Hibernia Homestead Bank is subject to regulation, supervision and examination by the Louisiana Office of Financial Institutions, as its chartering authority, and by the Federal Deposit Insurance Corporation, as the insurer of its deposits up to certain limits. Hibernia Homestead Bank’s corporate office is located at 325 Carondelet Street, New Orleans, Louisiana 70130. Its telephone number at this address is (504) 522-3203. Hibernia Homestead’s website is www.hiberniahomesteadbank.com.
Our Business
     Hibernia Homestead Bank conducts its operations through its main office in New Orleans, Louisiana located in Orleans Parish, one additional branch office in New Orleans and one branch office located in Metairie, Louisiana, which is in Jefferson Parish. Historically, Hibernia Homestead’s principal business has been accepting deposits from the general public and using those deposits to make residential loans to individuals located primarily in Orleans and Jefferson Parishes. We have experienced losses for the last two fiscal years and the six months ended June 30, 2008, primarily as a result of our low net interest income and high non-interest expense. Our low net interest income in recent periods was due primarily to our portfolio of low yielding loans combined with high cost deposits. Our high non-interest expense in recent periods was primarily a result of the implementation of our business strategy to become a full-service bank by establishing online banking and debit cards, joining an ATM network in our market area and additional marketing expense. In addition, we incurred a one-time charge in 2006 for the termination of our pension plan. We seek to improve our future earnings by increased diversification into higher yielding types of lending, including the origination of commercial real estate loans and growing our lower costing transaction deposit accounts. As part of our business strategy, we have recently hired senior management officers with significant commercial lending experience in our market area. The implementation of our business strategy may not have an immediate impact on earnings, however, and we may not be profitable in the near future.
     At June 30, 2008, Hibernia Homestead Bank had total assets of $50.8 million, deposits of $36.3 million and total equity of $14.1 million, equal to 27.7% of total assets. Total loans at June 30, 2008 amounted to $29.8 million, none of which were subprime or Alt-A loans. Hibernia Homestead Bank’s investment in securities consists almost exclusively of mortgage backed securities, which totaled $12.9 million at June 30, 2008. Hibernia Homestead Bank does not hold any Fannie Mae or Freddie Mac common or preferred stock and has no investment in any securities currently expected to result in any impairment charge to income.

     Following the conversion and offering, Hibernia Homestead Bank will be wholly-owned by Hibernia Homestead Bancorp. Hibernia Homestead Bancorp intends to contribute 50% of the net proceeds as equity capital to Hibernia Homestead Bank in exchange for the purchase of all of Hibernia Homestead Bank’s capital stock and the remaining 50% of the net proceeds will be retained by Hibernia Homestead Bancorp. Initially, Hibernia Homestead Bancorp will use the net proceeds it retains to loan funds to the employee stock ownership plan to purchase 8.0% of the shares sold in the offering and will invest the remaining amount in a deposit account at Hibernia Homestead Bank. Under applicable regulations, Hibernia Homestead Bancorp may during the first year following the conversion, assuming shareholder approval, use a portion of the net proceeds it retains to fund the recognition and retention plan. See “How We Intend to Use the Proceeds from the Offering.” In the future, the proceeds from the offering are expected to provide us with additional capital which we will use to expand our business activities, enhance our existing products and services and upgrade our technology infrastructure, marketing and staff recruitment. See “Summary — Reasons for the Conversion and Offering.”
     Our market area was impacted significantly by Hurricane Katrina in 2005. The hurricane caused widespread property damage, resulted in the relocation of a significant amount of residents and business operations from the greater New Orleans area and severely impacted normal economic activity. By the second quarter of 2008, employment growth in New Orleans has moderated after a strong return following the hurricane. Recent reports cited by the Federal Reserve Bank of Atlanta suggest that employment and population levels in the New Orleans metropolitan area are at approximately 86% of pre-Katrina levels. Hibernia Homestead Bank incurred significant damage from flood waters to its main office, which has since been repaired and is fully-operational.
Our Business Strategy
     We have several business strategies that are designed to operate and grow Hibernia Homestead as a profitable community-oriented financial institution serving primarily individual customers and small to medium-sized businesses in our market area. To implement these business strategies, we strive to:
•	maintain asset quality, primarily through our prudent and conservative lending practices;

•	improve net interest margin through a combination of reduced funding costs by growing our lower costing transaction deposit accounts and improving yields through increased lending diversification into higher yielding types of loans, including commercial real estate and commercial business loans;

•	attract commercial customers with new commercial loan products and cross-sell new retail deposit products and cash management services to those commercial loan customers;

•	expand the number of households served by Hibernia Homestead through offering products and services that will meet the full service banking needs of the communities we serve;

•	capitalize on our senior management’s knowledge of the local commercial banking market and meet the needs of local businesses through a community-oriented approach to banking, which focuses on local decision-making and delivering a consistent and high quality level of professional service; and

•	offer competitive checking account products and services, including PC banking for commercial accounts.
     One of our primary business strategies is to place greater emphasis on serving the lending and deposit needs of small- and medium-sized commercial businesses in the New Orleans metropolitan area. In order to facilitate our prudent growth over time through the implementation of our business strategy, we have recently renovated our main office located in the business district of New Orleans and added new products and services which we expect will be attractive to our retail and business customers and result in growing our lower costing deposits. In June 2008, we relocated our Metairie office to a nearby larger full service facility, including drive through services and an ATM.

     As we have attempted to implement these business strategies, we have incurred additional expenses in recent periods. Although much of our investment in our infrastructure was a non-recurring expense, we continue to have high overhead costs due to our branch network and newly hired senior management officers. As we continue to implement our business strategy, we anticipate that our investments will result in additional interest income to offset our expenses, however, there can be no assurances that we will be successful in implementing our business strategy.
     Our Management. To facilitate the shift toward more of a commercial banking profile, Patrick W. Browne, who served as President and Chief Executive Officer of Hibernia Homestead from 1974 to 2004, and now serves as our Chairman of the Board, has implemented a strategy of hiring senior management with significant commercial banking experience in the New Orleans metropolitan area. Prior to Mr. Browne’s 34 year tenure with Hibernia Homestead Bank, he served as an attorney with Jones Walker in New Orleans, Louisiana. Our current executive management team consists of the following individuals:
     A. Peyton Bush, III, hired in 2004 as our President and Chief Executive Officer, was named President and Chief Executive Officer of Hibernia Homestead Bancorp in connection with its formation in June 2008. Mr. Bush brings 34 years of banking experience to Hibernia Homestead having served as President — New Orleans Region of Deposit Guaranty National Bank, Metairie, Louisiana; President, Chief Executive Officer and Director of Jefferson Guaranty Bank, Metairie, Louisiana; and served in various management capacities with First National Bank of Commerce, New Orleans, Louisiana;
     Michael G. Gretchen, hired effective January 1, 2008, serves as our Senior Vice President and senior commercial lender. Mr. Gretchen brings 34 years of commercial banking experience to Hibernia Homestead, particularly in the local commercial loan market. Mr. Gretchen previously served as an associate with INROADS Loan Review Services, New Orleans, Louisiana; Senior Vice President for BankOne, New Orleans, Louisiana; financial advisor with Morgan Stanley, New Orleans, Louisiana; and Executive Vice President, Commercial Banking with Hibernia National Bank.
     Donna T. Guerra, hired in June 2005, serves as Chief Financial Officer of Hibernia Homestead Bank and Hibernia Homestead Bancorp. Ms. Guerra has over 10 years of experience in the banking industry having served as Vice President of Jefferson Guaranty Bank, Metairie, Louisiana from August 1989 to March 1997. Ms Guerra has also served as a Senior Accountant with Deloitte & Touche; financial consultant with Oil Mop, LLC, Belle Chasse, Louisiana; and Senior Internal Consultant of Ochsner Foundation Hospital, New Orleans, Louisiana.
     In March 2008, Dr. Morrison Bethea and Messrs. Richard Brennan, Merritt Lane and Robert Saer joined Messrs. Browne, Bush and Kenneth Saer as directors of Hibernia Homestead Bank. Dr. Bethea currently serves as a medical consultant for medical and health affairs to Freeport-McMoRan Copper and Gold, Inc. located in New Orleans, Louisiana. Mr. Brennan is the Managing Partner of Dickie Brennan & Company, a restaurant management services company which includes Dickie Brennan’s Steakhouse, Palace Café and Bourbon House Seafood and Oyster Bar located in New Orleans, Louisiana. Mr. Lane is President and Chief Executive Officer of Canal Barge Company, Inc., a U.S. flag marine transportation and management services company headquartered in New Orleans, Louisiana. Mr. Robert Saer is the founder and a partner of Monarch Real Estate Advisors, Inc., a real estate development and management company headquartered in New Orleans, Louisiana.
     Our directors and executive officers, together with their associates, have indicated their intention to subscribe for 177,000 shares of Hibernia Homestead Bancorp common stock, which represents 12.3% of the total shares to be outstanding at the maximum of the offering range.
Reasons for the Conversion and Offering
     The conversion and offering are intended to provide an additional source of capital not currently available to Hibernia Homestead Bank. The net proceeds raised in the offering will allow us to better serve the needs of our community by:
•	financing the expansion of our business activities including future lending and operational growth;

•	diversifying our lending activities, including increasing our commercial real estate and commercial business loans;

•	enhancing existing products and services, including expanding home equity lines of credit and commercial deposit products, supporting the development of new products and services, and

•	continuing to upgrade our technology infrastructure, marketing, training programs and staff recruitment.
     After considering the advantages and risks of the conversion and offering, the board of directors of Hibernia Homestead Bank approved the conversion and offering as being in the best interests of Hibernia Homestead Bank, its depositors and members and the communities that it serves.
The Conversion and Offering
     The mutual-to-stock conversion that Hibernia Homestead is undertaking involves a series of transactions by which it will convert from the mutual form of organization to the public stock holding company form of organization. In connection with the conversion, Hibernia Homestead will amend and restate its mutual savings bank articles of incorporation as a Louisiana stock savings bank charter. After the conversion and offering are completed, all of Hibernia Homestead Bank’s stock will be owned by Hibernia Homestead Bancorp, and all of Hibernia Homestead Bancorp’s outstanding common stock will be owned by the public. The management and business operations of Hibernia Homestead Bank will continue after the conversion and offering. The following diagram shows our new ownership structure after completion of the conversion and offering.
Terms of the Offering
     We are offering between 1,062,500 and 1,437,500 shares of common stock of Hibernia Homestead Bancorp for sale at an offering price of $10.00 per share. The subscription offering is made to Hibernia Homestead’s eligible account holders, our employee stock ownership plan and our voting members. Shares not purchased in the subscription offering may be made available to the public in a community offering, giving a preference to natural persons who reside in Orleans and Jefferson Parishes, Louisiana. Shares not purchased in the subscription offering or the community offering may be offered for sale through a syndicated community offering. The maximum number of shares that we sell in the offering may increase by up to 15%, to 1,653,125 shares, due to regulatory considerations, demand for the shares in the offering or changes in financial market conditions in general and with respect to financial institution stocks in particular. After submission, orders are irrevocable unless the offering is terminated or is extended beyond _________, 2008 or the number of shares of common stock to be sold increases to more than 1,653,125 shares or decreases to less than 1,062,500 shares. If the offering is extended beyond _________, 2008, subscribers will have the right to modify or rescind their purchase orders.
     All investors will pay $10.00 per share in the offering. No commission will be charged to purchase shares of common stock. Sandler O’Neill & Partners, L.P., our selling agent in the offering, will use its best efforts to assist us in selling shares of our common stock, but is not obligated to purchase any shares of common stock in the offering.

How We Determined The Offering Range and The $10.00 Price Per Share
     The amount of common stock we are offering in connection with the conversion is based on an independent appraisal of the estimated market value of Hibernia Homestead Bancorp, assuming that the offering is completed. RP Financial, LC., an appraisal firm experienced in appraisals of banks and financial institutions, has estimated that, as of May 23, 2008, and updated as of August 29, 2008, this market value ranged from $10.6 million to $14.4 million, with a midpoint of $12.5 million. Based on this valuation and the $10.00 per share price, the number of shares of common stock being offered for sale by Hibernia Homestead Bancorp will range from 1,062,500 shares to 1,437,500 shares.
     The $10.00 per share price was selected primarily because it is the price most commonly used in mutual-to-stock conversions of financial institutions. RP Financial, LC.’s appraisal is based in part on our financial condition and results of operations, the effect of the additional capital raised by the sale of shares of common stock in the offering and an analysis of a peer group of ten publicly traded savings bank and thrift holding companies that RP Financial, LC. considered comparable to us.
     The following table presents a summary of selected pricing ratios for Hibernia Homestead Bancorp and our peer group companies identified by RP Financial, LC. These ratios are based on earnings for the twelve months ended June 30, 2008 and book value as of June 30, 2008. Compared to the average pricing of the peer group, our pro forma pricing ratios at the maximum of the offering range indicated a discount of 31.1% on a price-to-book value basis and a discount of 34.1% on a price-to-tangible book value basis. Pro forma price-to-earnings multiples were not meaningful (“nm”) for Hibernia Homestead Bancorp, as the result of negative pro forma earnings per share figures. The pricing ratios result from our generally having higher levels of equity but lower earnings than the companies in the peer group on a pro forma basis. Our board of directors, in reviewing and approving the valuation, considered the range of price-to-core earnings multiples and the range of price-to-book value ratios and price-to-tangible book value ratios at the different amounts of shares to be sold in the offering. The appraisal did not consider one valuation approach to be more important than the other. Instead, the appraisal concluded that these ranges represented the appropriate balance of these two approaches to valuing Hibernia Homestead Bancorp, and the number of shares to be sold, in comparison to the identified peer group institutions. The estimated appraised value and the resulting premium/discount took into consideration the potential financial impact of the conversion and offering.

				Price as a
			Price as a	Percentage of Pro
	Price as a Multiple		Percentage of Pro	Forma Tangible
	of Pro Forma		Forma Stockholders’	Stockholders’
	Earnings Per Share		Equity Per Share	Equity Per Share
Hibernia Homestead Bancorp(1):
Maximum, as adjusted, of offering range	nm	*	59.49%	59.49%
Maximum of offering range	nm	*	55.43%	55.43%
Midpoint of offering range	nm	*	51.41%	51.41%
Minimum of offering range	nm	*	46.86%	46.86%

Valuation of peer group companies as of August 29, 2008(2):
Average	20.17	x	80.40%	84.17%
Median	18.23	x	79.40%	79.40%

*	Not meaningful.

(1)	Based on Hibernia Homestead’s financial data as of and for the twelve months ended June 30, 2008.

(2)	Reflects earnings for the most recent twelve-month periods for which data was publicly available.
     The independent appraisal does not indicate per share market value. Do not assume or expect that the valuation of Hibernia Homestead Bancorp as indicated above means that, after the conversion and offering, the shares of common stock will trade at or above the $10.00 per share purchase price. Furthermore, the pricing ratios presented above were utilized by RP Financial, LC. to estimate our market value and not to compare the relative value of shares of our common stock with the value of the capital stock of the peer group. The value of the capital stock of a particular company may be affected by a number of factors such as financial performance, asset size and market location.
     The independent appraisal will be updated prior to the completion of the conversion and offering. If the appraised value decreases below $10.6 million or increases above $14.4 million, subscribers may be resolicited with the approval of the Federal Deposit Insurance Corporation and the Louisiana Office of Financial Institutions and be given the opportunity to change or cancel their orders. If you do not respond, we will cancel your stock order and return your subscription funds, with interest, and cancel any authorization to withdraw funds from your deposit accounts for the purchase of shares of common stock. For a more complete discussion of the amount of stock we are offering for sale and the independent appraisal, see “The Conversion and Offering — How We Determined the Price Per Share and the Offering Range.
After-Market Performance Information
     The following table provides information regarding the after-market stock price performance for all standard mutual-to-stock conversion transactions completed between January 1, 2007 and August 29, 2008. As part of its appraisal of our estimated pro forma market value, RP Financial, LC. considered the after market performance of mutual-to-stock conversions completed in the three months prior to August 29, 2008 which is the date of its appraisal report. RP Financial, LC. considered information regarding the new issue market for converting thrifts as part of its consideration of the market for thrift stocks.
Mutual-to-Stock Conversion Offerings with Completed Closing Dates between January 1, 2007 and August 29, 2008

			Price Performance from Initial Trading Date
	Ticker	Conversion				Through August
Company Name	Symbol	Date	1 Day	1 Week	1 Month	29, 2008
Nasdaq listed companies:
Cape Bancorp, Inc.*	CBNJ	02/01/2008	0.5%	(1.0)%	(2.0)%	(8.0)%
Danvers Bancorp, Inc.	DNBK	01/10/2008	(2.6)%	(3.1)%	2.6%	19.6%
First Advantage Bancorp	FABK	11/30/2007	11.7%	7.0%	6.5%	12.0%
First Financial NW, Inc.	FFNW	10/10/2007	17.3%	15.0%	8.1%	1.7%
Beacon Federal Bancorp, Inc.	BFED	10/02/2007	16.0%	17.9%	6.0%	—%
Louisiana Bancorp, Inc.	LABC	07/10/2007	9.5%	4.0%	9.1%	27.5%
ESSA Bancorp, Inc.	ESSA	04/04/2007	17.8%	20.6%	14.8%	33.8%
CMS Bancorp, Inc.	CMSB	04/04/2007	5.7%	4.7%	3.0%	(3.5)%
Hampden Bancorp, Inc.	HBNK	01/17/2007	28.2%	25.0%	23.4%	4.3%
Average for Nasdaq listed companies			11.6%	10.0%	7.9%	9.7%

OTC Bulletin Board quoted companies:
Quaint Oak Bancorp, Inc.	QNTO	07/05/2007	(2.0)%	(7.0)%	(11.0)%	(6.1)%
1/1/07 — 8/29/08 Average for all companies			10.2%	8.3%	6.1%	8.1%
1/1/07 — 8/29/08 Median for all companies			10.6%	5.9%	6.3%	3.0%

*	Transaction involving simultaneous acquisition.
     This table is not intended to be indicative of how our stock may perform. Furthermore, this table presents only short-term price performance with respect to several companies that only recently completed their initial public offering and may not be indicative of the longer-term stock price performance of these companies. Before you make an investment decision, we urge you to carefully read the entire prospectus, including, but not limited to, the section entitled “Risk Factors” beginning on page _.
     Stock price appreciation is affected by many factors, including, but not limited to: general market and economic conditions; the interest rate environment; the amount of proceeds a company raises in its offering; and numerous factors relating to the specific company, including the experience and ability of management, historical and anticipated operating results, the nature and quality of the company’s assets and the company’s market area.

The companies listed in the table above may not be similar to Hibernia Homestead Bancorp, the pricing ratios for their offerings were in some cases different from the pricing ratios for Hibernia Homestead Bancorp’s common stock and the market conditions in which these offerings were completed, were, in some cases, different from current market conditions. Any or all of these differences may cause our stock to perform differently from these other offerings.
     RP Financial, LC. advised the board of directors that the appraisal was prepared in conformance with the regulatory appraisal methodology. That methodology requires a valuation based on an analysis of the trading prices of ten comparable public companies whose stocks have traded for at least one year prior to the valuation date, and as a result of this analysis, RP Financial, LC. determined that pro forma price-to-earnings ratios are not meaningful as a result of our negative pro forma earnings per share and our pro forma price-to-book ratios were lower than the peer group companies. See “-How We Determined the Offering Range.” RP Financial, LC. also advised the board of directors that the aftermarket trading experience of thrift conversion offerings completed during the three-month period ended August 29, 2008 was considered in the appraisal as a general indicator of current market conditions, but was not relied upon as a primary valuation methodology. There were no standard mutual-to-stock conversion offerings completed during the three-month period ended August 29, 2008.
     Our board of directors carefully reviewed the information provided to it by RP Financial, LC. through the appraisal process, but did not make any determination regarding whether prior standard mutual-to-stock conversions have been undervalued, nor did the board draw any conclusions regarding how the historical data reflected above may affect Hibernia Homestead Bancorp’s appraisal. Instead, we engaged RP Financial, LC. to help us understand the regulatory process as it applies to the appraisal and to advise the board of directors as to how much capital Hibernia Homestead Bancorp would be required to raise under the regulatory appraisal guidelines.
     There can be no assurance that our stock price will not trade below $10.00 per share, as has been the case for some mutual-to-stock conversions. Before you make an investment decision, we urge you to carefully read this prospectus, including, but not limited to, the section entitled “Risk Factors” beginning on page ____.
Current Market Conditions
     The overall stock market has experienced a significant amount of volatility during 2008 and has generally declined due in part to credit-related losses in the financial institution industry and increased mortgage delinquencies and foreclosures in the housing market. The market for financial institution stocks also declined along with the general stock market. In addition, the market for converting thrift institutions, like Hibernia Homestead, continues to be affected by the overall weak market for thrift stocks, with a number of the recent offerings being undersubscribed and, following the commencement of trading, reflecting only modest price appreciation or, in some cases, trading below their offering prices. On October 31, 2008, the SNL Index for all publicly-traded thrifts closed at 717.47, a decrease of 42.6% since October 31, 2007.
Conditions to Completing the Conversion
     The conversion will be conducted in accordance with the terms of our plan of conversion. We cannot complete the conversion and offering unless:
•	the plan of conversion is approved by the affirmative vote of at least a majority of the votes eligible to be cast by Hibernia Homestead’s voting members;

•	we receive all regulatory approvals necessary to complete the mutual-to-stock conversion and the offering; and

•	we sell at least the minimum number of shares of common stock offered.
Regulatory approval for the conversion is contingent upon us obtaining the approval of Hibernia Homestead’s voting members for the plan of conversion and the successful completion of the offering.
Benefits to Management and Potential Dilution to Shareholders Resulting from the Offering
     We intend to adopt an employee stock ownership plan, which will allocate shares of our common stock to eligible employees primarily based on their compensation. Our employee stock ownership plan will purchase a number of shares equal to 8.0% of the shares sold in the offering, as permitted under applicable regulations for institutions like Hibernia Homestead Bank which have tangible capital of 10.0% or more following the conversion. A loan from Hibernia Homestead Bancorp to the employee stock ownership plan trust for the purchase of shares will have a term of 25 years. We will incur additional compensation expense as a result of the employee stock ownership plan’s release of shares over the term of the loan.
     In addition, we intend to consider the implementation of a stock option plan and a recognition and retention plan no earlier than six months after the conversion as required by applicable regulations. If the stock option plan and the recognition and retention plan are approved by shareholders and implemented within one year of the completion of the conversion and offering, the number of options granted or shares awarded may not exceed 10.0% and 4.0%, respectively, of the shares outstanding after the offering.

     The following table summarizes the stock benefits that our officers, directors and employees may receive following the offering, assuming that we initially implement a stock option plan granting options to purchase 10.0% of the shares outstanding after the offering and a recognition and retention plan awarding shares of common stock equal to 4.0% of the shares outstanding after the offering as permitted under applicable regulations. In the table below, it is assumed that, at the minimum and maximum of the offering range, a total of 1,062,500 and 1,437,500 shares, respectively, will be sold and outstanding after the offering.

		Number of Shares to be			Dilution Resulting		Value of Grants (1)
	Individuals	Granted or Purchased		Percent of Shares	from Issuance of		At Minimum
	Eligible to Receive	At Minimum of	At Maximum of	Sold in the	Shares for Stock		of Offering	At Maximum of
Plan	Awards	Offering Range	Offering Range	Offering	Benefit Plans		Range	Offering Range
							(Dollars in thousands)
Employee Stock Ownership Plan	Employees	85,000	115,000	8.0%	—%		$850	$1,150
Recognition and Retention Plan	Directors, officers and employees	42,500	57,500	4.0%	3.8	%(2)	425	575
Stock Option Plan	Directors, officers and employees	106,250	143,750	10.0%	9.1%		556	752

(1)	The actual value of the stock awards will be determined based on their fair value as of the date the grants are made. For purposes of this table, fair value is assumed to be the offering price of $10.00 per share. The fair value of stock options has been estimated at $5.23 per option using the Black-Scholes option pricing model with the following assumptions: a grant-date share price and option exercise price of $10.00; dividend yield of zero; expected option life of 10 years; risk free interest rate of 3.99% (based on the 10-year U.S. Treasury rate); and a volatility rate of 33.46% based on an index of publicly-traded thrift institutions. The actual expense of the stock options will be determined by the grant-date fair value of the options, which will depend on a number of factors, including the valuation assumptions used in the option pricing model ultimately adopted.

(2)	Assumes shares of common stock to be awarded under the recognition and retention plan are issued from authorized but unissued stock. It is our intention, however, to purchase shares of our common stock on the open market to fund the recognition and retention plan.
     The value of the restricted shares of common stock will be based on the price of Hibernia Homestead Bancorp’s common stock at the time those shares are awarded, which, subject to stockholder approval, cannot occur until at least six months after completion of the conversion and offering. The following table presents the total value of all restricted shares to be available for grant under the recognition and retention plan, assuming the shares for the plan are purchased or issued in a range of market prices from $8.00 per share to $14.00 per share.

				66,125 Shares
	42,500 Shares	50,000 Shares	57,500 Shares	Awarded at Maximum
	Awarded at Minimum	Awarded at	Awarded at Maximum	of Range, As
Share Price	of Range	Midpoint of Range	of Range	Adjusted
	(Dollars in thousands, except per share data)
$8.00	$340	$400	$460	$529
10.00	425	500	575	661
12.00	510	600	690	794
14.00	595	700	805	926
     The grant-date fair value of the options granted under the stock option plan will be based in part on the price of Hibernia Homestead Bancorp’s common stock at the time the options are granted, which, subject to shareholder approval, cannot occur until at least six months after the completion of the conversion and offering. The value will also depend on the various assumptions utilized in the Black-Scholes option pricing model. The following table presents the total estimated value of the options to be available for grant under the stock option plan, assuming the market price and exercise price for the stock options are equal and the range of market prices for the shares is $8.00 per share to $14.00 per share.

					165,313
	Grant Date	106,250	125,000	143,750	Options at
	Fair Value	Options at	Options at Midpoint	Options at Maximum	Maximum of Range,
Exercise Price	Per Option	Minimum of Range	of Range	of Range	As Adjusted
			(Dollars in thousands, except per share data)
$ 8.00	$4.18	$444	$523	$601	$691
10.00	5.23	556	654	752	865
12.00	6.27	666	784	901	1,037
14.00	7.32	778	915	1,052	1,210
     Shareholders will experience a reduction or dilution in their ownership interest of approximately 12.3% if we use authorized but unissued shares to fund stock awards and stock option grants made under the recognition and retention plan and the stock option plan (or taken individually, 3.8% for the recognition and retention plan and 9.1% for the stock option plan). We may fund these stock benefit plans through open market purchases, as opposed to issuances of authorized but unissued shares.
Persons Who May Order Stock in the Offering
     We are offering shares of our common stock in what is called a “subscription offering” in the following order of priority:
(1)	Depositors with a minimum of $50 on deposit at Hibernia Homestead Bank as of March 31, 2007;

(2)	Our tax-qualified employee stock ownership plan;

(3)	Depositors with a minimum of $50 on deposit at Hibernia Homestead Bank as of ______, 2008; and

(4)	Hibernia Homestead Bank’s voting members as of _________ __, 2008.
     If all shares are not subscribed for in the subscription offering, we may offer shares in a community offering. The community offering, if any, may commence during the subscription offering or just after the subscription offering concludes. If a community offering is conducted, shares will be offered with a preference given first to natural persons who reside in Orleans and Jefferson Parishes, Louisiana and then to members of the general public. We may also offer shares of common stock not purchased in the subscription offering or the community offering to the public through a syndicate of broker-dealers managed by Sandler O’Neill & Partners, L.P., referred to as a syndicated community offering. We have the right to accept or reject orders received in the community offering and the syndicated community offering, at our sole discretion.
     If we receive subscriptions for more shares than are to be sold in this offering, we may be unable to fill or partially fill your order. In such an event, shares will be allocated under a formula outlined in the plan of conversion and as described in the section entitled “The Conversion and Offering — Subscription Offering and Subscription Rights.”
Limits on Your Purchase of Shares of Common Stock
     The minimum number of shares of common stock that you may purchase is 25 ($250). No individual or persons exercising subscription rights through a single qualifying deposit account held jointly may purchase more than 20,000 shares of common stock ($200,000). If any of the following persons purchase shares of common stock, their purchases when combined with your purchases cannot exceed 30,000 shares ($300,000):
•	your spouse, or relatives of you or your spouse living in your household;

•	companies, trusts or other entities in which you are a trustee, have a substantial financial interest or hold a senior management position; or

•	other persons who may be acting in concert with you.

     Unless we determine otherwise, persons having the same address and persons exercising subscription rights through bank accounts registered to the same address will be aggregated and subject to this overall purchase limitation. We have the right to determine, in our sole discretion, whether prospective purchases are associates or acting in concert.
     Subject to the approval of the Federal Deposit Insurance Corporation and the Louisiana Office of Financial Institutions, we may increase or decrease the purchase and ownership limitations at any time. For a detailed description of purchase limitations see “The Conversion and Offering — Limitations on Common Stock Purchases.”
How You May Purchase Shares of Common Stock
     If you want to place an order for shares of common stock in the subscription or community offering, you must complete and sign a stock order form and submit it to us, together with full payment. The stock order form also includes an acknowledgement from you that, before purchasing shares of our common stock, you have received a copy of this prospectus and that you are aware of the risks involved in the investment, including those described under “Risk Factors” beginning at page __. We must receive your stock order form before the end of the subscription offering or the end of the community offering. Once we receive your order, you cannot cancel or change it. You may pay for shares in the subscription offering or the community offering in the following ways:
•	by personal check, bank check or money order made payable to Hibernia Homestead Bancorp. Funds submitted by personal check must be available in your account when the stock order is received; or

•	by authorizing us to withdraw funds from your deposit account(s) maintained at Hibernia Homestead Bank. On the stock order form, you may not authorize direct withdrawal from individual retirement accounts. You may, however, authorize withdrawal from all types of savings accounts and certificate of deposit accounts.
     Checks and money orders received by Hibernia Homestead Bancorp will be cashed immediately and placed in a segregated account at Hibernia Homestead, or, at our discretion, funds in excess of the minimum of the offering range may be held at another insured depository institution. We will pay interest on your funds submitted by check or money order at the rate we pay on our passbook savings accounts, from the date we receive your funds until the date the offering is completed or terminated. All funds authorized for withdrawal from deposit accounts must be available in the account when the stock order form is received. Funds will remain in the account and continue to earn interest at the applicable contract rate, and subscription funds will be withdrawn upon completion of the offering. A hold will be placed on those funds when your stock order is received, making the designated funds otherwise unavailable to you during the offering period. If, upon a withdrawal from a certificate account, the balance falls below the minimum balance requirement, the remaining funds will earn interest at our passbook savings rate. There will be no early withdrawal penalty for withdrawals from certificate of deposit accounts used to pay for stock.
     Federal law prohibits us from knowingly loaning funds to anyone for the purpose of purchasing shares in the offering, including funds drawn on a Hibernia Homestead Bank line of credit. Cash, wire transfers and third party checks may not be remitted.
     For a further discussion regarding the stock ordering procedures, see “The Conversion and Offering — Procedure for Purchasing Shares.”
Using Individual Retirement Account Funds
     On your stock order form, you may not authorize direct withdrawal of funds from an individual retirement account. Please be aware that federal law requires that such funds first be transferred to a self-directed retirement account with an independent trustee such as a brokerage account. The transfer of such funds to a new trustee takes time. If you would like to use your individual retirement account funds held at Hibernia Homestead or elsewhere, we recommend that you contact our conversion center promptly, preferably at least two weeks before ______, 2008, for assistance. We cannot guarantee that you will be able to use your individual retirement account funds held at Hibernia Homestead or elsewhere to purchase shares of common stock in the offering.

Your ability to use your individual retirement account funds will depend on timing constraints and, possibly, limitations imposed by the individual retirement account trustee.
You May Not Sell or Transfer Your Subscription Rights
     Under federal law, you are not permitted to sell or transfer your subscription rights, and we will act to ensure that you do not do so. We will not accept any stock orders that we believe involve the transfer of subscription rights. For a further discussion of subscription rights, see “The Conversion and Offering — Subscription Offering and Subscription Rights.”
Deadline for Placing Orders of Common Stock
     If you wish to purchase shares of our common stock, a properly completed and signed original stock order form, together with payment for the shares, must be received (not postmarked) no later than ______:00_.m., Central time, on ______, 2008. You may submit your order form in one of three ways: by mail using the order reply return envelope provided, by overnight courier to the address indicated on the stock order form or by bringing the stock order form and payment to our conversion center located at Hibernia Homestead’s corporate office, 325 Carondelet Street, New Orleans, Louisiana. Once submitted, your order is irrevocable unless the offering is terminated or extended or the number of shares to be issued increases to more than 1,653,125 shares or decreases to less than 1,062,500 shares. We may extend the ______, 2008 expiration date, without notice to you, until ______, 2008. If the offering is extended beyond ______, 2008, or if the offering range is increased or decreased, we will be required to resolicit subscriptions before proceeding with the offering. In either of these cases, subscribers will have the right to confirm, modify or rescind their purchase orders. If we do not receive a response from a subscriber to any resolicitation, the subscriber’s order will be rescinded and all funds received will be returned promptly with interest, or withdrawal authorizations will be cancelled. All extensions, in the aggregate, may not last beyond ______, 2010.
Steps We May Take If We Do Not Receive Orders for the Minimum Number of Shares
     If we do not receive orders for at least 1,062,500 shares of common stock, we may take several steps in order to sell the minimum number of shares of common stock in the offering range. Specifically, we may:
•	increase the purchase limitations; and/or

•	hold a community offering and/or syndicated community offering; and/or

•	seek regulatory approval to extend the offering beyond ______, 2008, provided that any such extension will require us to resolicit subscriptions as described above. See “The Conversion and Offering — Limitations on Common Stock Purchases.”
If we fail to sell the minimum number of shares, we will return your funds to you with interest, or cancel your deposit account withdrawal authorization.
Delivery of Stock Certificates
     Certificates representing shares of common stock sold in the offering will be mailed to the certificate registration address noted on the stock order form as soon as practicable following completion of the conversion and offering and receipt of all regulatory approvals. It is possible that, until certificates for the common stock are delivered to purchasers, purchasers might not be able to sell the shares of common stock which they ordered, even though the common stock will have begun trading.
Market for Common Stock
     We expect that our common stock will be quoted on the OTC Bulletin Board. Sandler O’Neill & Partners, L.P. currently intends to become a market maker in the common stock, but is under no obligation to do so. After shares of the common stock begin trading, you may contact a firm that offers investment services in order to buy or sell shares.

Purchases By Directors and Officers
     We expect our directors and executive officers, together with their associates, to subscribe for a total of 177,000 shares, which represents 12.3% of the total shares to be outstanding at the maximum of the offering range. The purchase price paid by them will be the same $10.00 per share price paid by all other persons who purchase shares of common stock in the offering. See “Proposed Purchases of Common Stock by Management.”
Our Dividend Policy
     We have not made a decision at this time whether to pay dividends, or if we do decide to pay dividends, at what rate. After the offering, we may consider a policy of paying cash dividends on the common stock of Hibernia Homestead Bancorp. The payment of dividends is dependent on numerous factors, including but not limited to our future operating results and financial performance, growth prospects, ongoing capital requirements, regulatory limitations and overall economic conditions. In addition, during the first three years after the conversion, no dividend will be declared or paid if it would be classified as a return of capital.
Tax Aspects
     As a general matter, the conversion and offering will not be a taxable transaction for purposes of federal or state income taxes to Hibernia Homestead Bancorp, Hibernia Homestead Bank, or persons eligible to subscribe in the subscription offering. Elias, Matz, Tiernan & Herrick L.L.P., our special counsel, has issued an opinion to us to the effect that consummation of transactions contemplated by the conversion and offering qualifies as a tax-free transaction for federal income tax purposes and will not result in any adverse federal tax consequences to Hibernia Homestead Bancorp, Hibernia Homestead Bank, or persons eligible to subscribe in the subscription offering. LaPorte, Sehrt, Romig & Hand, our independent registered public accounting firm, has issued an opinion to us to the effect that consummation of transactions contemplated by the conversion and offering should qualify as a tax-free transaction for Louisiana state income tax purposes and should not result in any adverse Louisiana state tax consequences to Hibernia Homestead Bancorp, Hibernia Homestead Bank, or persons eligible to subscribe in the subscription offering. See “The Conversion and Offering — Tax Aspects.”
Conversion Center
     If you have any questions regarding the offering or the conversion, please call the conversion center at ______. You may also visit our conversion center, which is located at our corporate office, 325 Carondelet Street, New Orleans, Louisiana. This location will accept stock order forms and proxy cards, and will have supplies of offering materials. The conversion center is open Monday through Friday, from 10:00 a.m. to 4:00 p.m., Central time. The conversion center is not open on weekends or bank holidays.
     To ensure that you receive a prospectus at least 48 hours before the offering deadline, we may not mail prospectuses any later than five days prior to the offering deadline or hand-deliver any prospectus later than two days prior to the offering deadline. Stock order forms may only be distributed with or preceded by a prospectus. We will make reasonable attempts to provide a prospectus and offering materials to holders of subscription rights. The subscription offering and all subscription rights are expected to expire at ___:00_.m., Central time, on ______, 2008, regardless of whether we have been able to locate each person entitled to subscription rights.
     By signing the stock order form, you are acknowledging your receipt of a prospectus and your understanding that the shares are not deposit accounts and are not insured or guaranteed by Hibernia Homestead Bancorp, Hibernia Homestead Bank, the Federal Deposit Insurance Corporation, or any other federal or state governmental agency.

RISK FACTORS
     You should consider carefully the following risk factors before deciding whether to invest in Hibernia Homestead Bancorp’s common stock. Our business could be harmed by any of these risks. In assessing these risks you should also refer to the other information contained in this prospectus, including our financial statements and the related notes thereto.
Risks Related to Our Business
     Hibernia Homestead Bank has not been profitable for the past two fiscal years and may not be profitable in the near future. We have experienced continuing losses since the third quarter of fiscal 2006. Our loss before income tax benefit for fiscal years 2006 and 2007 and the six months ended June 30, 2008 was $858,000, $288,000 and $340,000, respectively. In recent periods, we have incurred additional expenses related to our investment in our branch offices, the addition of new products and services, and expansion of our executive management team. We intend to expand our retail deposits and loan operations. Our ability to expand will depend on whether we can generate new deposits and loans, however, we face significant competition in our market area. It is expected that there will continue to be operating losses in the near term as Hibernia Homestead Bank will have fixed expenses at a time when it is not generating significant revenues. Furthermore, we will likely incur additional expenses following this offering from operating as a public company and from the implementation of new equity benefit plans. For more information on our operating results, see “Recent Developments of Hibernia Homestead Bank” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations.”
     We expect to originate commercial real estate and commercial business loans which have a higher risk of loss. We anticipate expanding our lending activities to include loans secured by owner-occupied commercial real estate, investment real estate with strong guarantor support and, commercial and industrial loans. Such lending activities generally are considered to involve a higher degree of risk than single-family residential lending due to a variety of factors, including generally larger loan balances, shorter terms to maturity and loan terms which often do not require full amortization of the loan over its term and, instead, provide for a balloon payment at stated maturity. Initially, all of Hibernia Homestead Bank’s commercial real estate loans will be unseasoned; that is, new loans to new borrowers. Accordingly, it will take several years to determine borrowers’ payment histories, and the quality of Hibernia Homestead Bank’s commercial loan portfolio will be more difficult to ascertain. As a result, we may need to increase our provision for loan losses in future periods to address possible loan losses in our commercial loan portfolio. Our lending activities currently also include consumer loans, including home equity loans and lines of credit. Although commercial business loans and consumer loans generally have shorter terms and higher interests rates than mortgage loans, they generally involve more risk than mortgage loans because of the nature of, or in certain cases the absence of, the collateral which secures such loans.
     Hurricane Katrina has resulted in a significant reduction of population in metropolitan New Orleans which may limit future business opportunities and which could have long-term adverse effects on the banking business in southern Louisiana. Hurricane Katrina impacted the greater New Orleans area in August 2005. The hurricane caused widespread property damage, required the relocation of an unprecedented number of residents and business operations, and severely disrupted normal economic activity in the impacted areas. Prior to Hurricane Katrina, in 2000, Orleans Parish was estimated to have a population of approximately 485,000. In 2007, the population for Orleans Parish is estimated at approximately 286,000, a decline of approximately 200,000 residents. If the population of metropolitan New Orleans does not rebound, economic activity in the area may stagnate, which could limit our future business opportunities such as new loan originations. The lower population levels also may adversely affect our ability to attract and retain deposits in a cost efficient manner. There is considerable uncertainty whether the area will fully recover. Businesses, including banking, have been adversely affected by the population decline, the continuing problems with basic services in the area, fundamental differences on how the rebuilding should proceed and the exodus of many firms. Tourism, which has been the largest single employment sector in metropolitan New Orleans, has declined dramatically since August 2005. Louisiana’s tourism industry is not expected to attain its pre-Hurricane Katrina levels until 2010, according to research from the University of New Orleans, the U.S. Department of Commerce and the Travel Industry Association of America. According to the New Orleans Convention and Visitors Bureau, in 2007, the total number of visitors to the New Orleans area was 7.1 million compared to 3.7 million visitors in 2006. Prior to Hurricane Katrina, in a healthy year, New Orleans hosted between 8.5 million — 9.0 million visitors annually. If the area does not recover, it could have a long-term adverse effect on us as well as the banking business in southern Louisiana as a whole.
     Our business is geographically concentrated in south central Louisiana, which makes us vulnerable to downturns in the local economy as well as the economic effects of hurricanes and tropical storms. Most of our loans are to individuals located generally in south central Louisiana. Regional economic conditions affect the demand for our products and services as well as the ability of our customers to repay loans. While economic conditions in south central Louisiana have been relatively good in recent periods, the concentration of our business operations makes us particularly vulnerable to downturns in the local economy. Declines in local real estate values could adversely affect the value of property used as collateral for the loans we make. Historically, the oil and gas industry has constituted a significant component of the local economy in south central Louisiana. The oil and gas industry remains an important factor in the local economy in the markets that Hibernia Homestead Bank operates in and downturns in the local oil and gas industry could adversely affect Hibernia Homestead Bank. In addition, the region is susceptible to hurricanes and tropical storms. Basic services, such as water, gas, electricity, health care and the transportation network, as well as the flood prevention system, may be severely affected in the event of a hurricane. Any new storm could adversely affect our loan portfolio by damaging properties pledged as collateral and impair the ability of certain borrowers to repay their loans. In early September 2008, Hurricane Gustav caused widespread power losses and property damage in south central Louisiana and disrupted the local economy, including the oil and gas industry.
     Changes in interest rates could have a material adverse effect on our operations. Our profitability is dependent to a large extent on net interest income, which is the difference between the interest income earned on interest-earning assets such as loans and investment securities and the interest expense paid on interest-bearing liabilities such as deposits and borrowings. Changes in the general level of interest rates can affect our net interest income by affecting the difference between the weighted average yield earned on our interest-earning assets and the weighted average rate paid on our interest-bearing liabilities, or interest rate spread, and the average life of our interest-earning assets and interest-bearing liabilities. In recent years, our earnings have been negatively impacted by our relatively low average interest rate spread. For the six months ended June 30, 2008, our average interest rate spread was 2.39% compared to a 2.06% for the six months ended June 30, 2007. We continue to monitor our interest rate sensitivity and expect to diversify into higher yielding types of lending and grow our lower costing transaction deposit accounts, but may not be able to effectively do so.

     Our deposit insurance premium could be substantially higher in the future which would have an adverse effect on our future earnings. Under the Federal Deposit Insurance Act, the Federal Deposit Insurance Corporation, absent extraordinary circumstances, must establish and implement a plan to restore the deposit insurance reserve ratio to 1.15% of insured deposits, over a five-year period, at any time that the reserve ratio falls below 1.15%. The recent failures of a large financial institution and several smaller ones have significantly increased the Deposit Insurance Fund’s loss provisions, resulting in a decline in the reserve ratio to 1.01% as of June 30, 2008, 18 basis points below the reserve ratio as of March 31, 2008. The Federal Deposit Insurance Corporation expects a higher rate of insured institution failures in the next few years, which may result in a continued decline in the reserve ratio.
     On October 7, 2008, the Federal Deposit Insurance Corporation released a five-year recapitalization plan and a proposal to raise premiums to recapitalize the fund. In order to implement the restoration plan, the Federal Deposit Insurance Corporation proposed to change both its risk-based assessment system and its base assessment rates. Assessment rates would increase by 7 basis points across the range of risk weightings. Changes to the risk-based assessment system would include increasing premiums for institutions that rely on excessive amounts of brokered deposits, increasing premiums for excessive use of secured liabilities, and lowering premiums for smaller institutions with very high capital levels.
      Our deposit insurance assessment and Financing Corporation assessment totaled $3,000 and $4,000 for the six months ended June 30, 2008 and year ended December 31, 2007, respectively. Since January 1, 2007 our deposit insurance assessment has been substantially reduced by a $62,000 special one time credit. The remaining credit as of June 30, 2008 is $35,000. Accordingly, our deposit insurance assessment could be substantially higher in future periods depending on the premium rates set by the Federal Deposit Insurance Corporation for such periods and the depletion of our one time credit. Any increases in our deposit insurance premium rates will reduce our future earnings.
     Difficult conditions in the financial markets and the economy, if they do not improve, could have an adverse affect on our results of operations. Since 2007, there has been a decline in the housing and real estate markets and in the general economy, with many reports indicating that the national economy has entered into or will be entering into a recession. Housing market conditions have deteriorated nationally as evidenced by reduced levels of sales, increasing inventories of houses on the market, declining house prices and an increase in the length of time houses remain on the market. No assurance can be given that these conditions will improve or will not worsen in the near term. Further, the first ten months of 2008 have been highlighted by significant disruption and volatility in the financial and capital markets. Concerns over inflation, energy costs, geopolitical issues, the availability and cost of credit, the mortgage market and a declining real estate market have contributed to increased volatility and diminished expectations for the economy and markets going forward. This turbulence also has been largely attributable to the fallout associated with a deteriorating market for subprime mortgage loans and securities backed by such loans.
     Dramatic declines in the housing market, with falling home prices and increasing foreclosures and unemployment, have resulted in significant asset write-downs by financial institutions, which have caused many financial institutions to seek additional capital, to merge with other institutions and, in some cases, to fail. These developments also have contributed to a substantial decrease in both lending activities by banks and other financial institutions and activity in the secondary residential mortgage loan market. If these conditions do not improve or worsen, they could adversely effect our results of operations.
     The actions of the U.S. Government for the purpose of stabilizing the financial markets, or market response to those actions, may not achieve the intended effect, and our results of operations could be adversely effected. In response to the financial issues affecting the banking system and financial markets and going concern threats to investment banks and other financial institutions, the U.S. Congress recently enacted the Emergency Economic Stabilization Act of 2008 (“EESA”). The EESA provides the U.S. Secretary of the Treasury with the authority to establish a Troubled Asset Relief Program to purchase from financial institutions up to $700 billion of residential or commercial mortgages and any securities, obligations or other instruments that are based on or related to such mortgages, that in each case was originated or issued on or before March 14, 2008, as well as any other financial instrument that the U.S. Secretary of the Treasury, after consultation with the Chairman of the Federal Reserve, determines the purchase of which is necessary to promote financial market stability.
     As part of the EESA, the Treasury Department has developed a Capital Purchase Program to purchase up to $250 billion in senior preferred stock from qualifying financial institutions. The Capital Purchase Program was designed to strengthen the capital and liquidity positions of viable institutions and to encourage banks and thrifts to increase lending to creditworthy borrowers. The EESA also establishes a Temporary Liquidity Guarantee Program that gives the Federal Deposit Insurance Corporation the ability to provide a guarantee for newly-issued senior unsecured debt and non-interest bearing transaction deposit accounts at eligible insured institutions. For non-interest bearing transaction deposit accounts, a 10 basis point annual rate surcharge will be applied to deposit amounts in excess of $250,000. We have elected not to participate in the Capital Purchase Program and do not expect to opt out of the Temporary Liquidity Guarantee Program.
     The U.S. Congress or federal banking regulatory agencies could adopt additional regulatory requirements or restrictions in response to the threats to the financial system and such changes may adversely affect the operations of Hibernia Homestead Bank. In addition, the EESA may not have the intended beneficial impact on the financial markets or the banking industry. To the extent the market does not respond favorably to the Troubled Asset Relief Program or the program does not function as intended, our prospects and results of operations could be adversely effected.

     If our allowance for losses on loans is not adequate to cover probable losses, our earnings could decrease. We have established an allowance for loan losses which we believe is adequate to offset probable losses on our existing loans. We anticipate originating commercial real estate loans for which we will require additional provisions for loan losses. Material additions to our allowance would materially decrease our net income. We make various assumptions and judgments about the collectibility of our loan portfolio, including the creditworthiness of our borrowers and the value of the real estate and other assets serving as collateral for the repayment of many of our loans. We rely on our loan quality reviews, our experience and our evaluation of economic conditions, among other factors, in determining the amount of the allowance for loan losses. While we are not aware of any specific factors indicating a deficiency in the amount of our allowance for loan losses, in light of the current economic slowdown, the increased number of foreclosures and lower real estate values, one of the most pressing current issues faced by financial institutions is the adequacy of their allowance for loan losses. Federal bank regulators have increased their scrutiny of the level of the allowance for losses maintained by regulated institutions. Many banks and other lenders are reporting significantly higher provisions to their allowance for loan losses, which are materially impacting their earnings. In the event that we have to increase our allowance for loan losses, it would have an adverse effect on our results in future periods. At June 30, 2008, our allowance for loan losses amounted to $273,000 while our total loan portfolio was $29.8 million at such date.
     We Depend on the Services of Our Management Team. Our future success and profitability depend on the management and banking abilities of our senior executives. We believe that our future results will also depend in part upon our ability to attract and retain highly skilled and qualified senior management officers. We are especially dependent on a limited number of key management personnel. The loss of our president and chief executive officer or other senior executive officers could have a material adverse impact on our operations because other officers may not have the experience and expertise to readily replace these individuals. Competition for such personnel is intense in our market area. If we are not successful in attracting or retaining such personnel, our business would likely suffer. Changes in key personnel and their responsibilities may be disruptive to our business and could have a material adverse effect on our business, financial condition and results of operations.
     We are subject to extensive regulation, and changes in laws and regulations to which we are subject may adversely affect our business and operations. We are subject to extensive federal and state governmental supervision and regulation, which are intended primarily for the protection of depositors. In addition, we are subject to changes in federal and state laws, as well as changes in regulations, governmental policies and accounting principles. Hibernia Homestead Bank will be subject to extensive regulation, supervision and examination by the Louisiana Office of Financial Institutions, as its chartering authority, and by the Federal Deposit Insurance Corporation as the insurer of its deposits up to certain limits. In addition, the Office of Thrift Supervision will regulate and oversee Hibernia Homestead Bancorp. Hibernia Homestead also belongs to the Federal Home Loan Bank System and, as a member of such system, is subject to certain limited regulations promulgated by the Federal Home Loan Bank of Dallas. This regulation and supervision limits the activities in which we may engage. The purpose of this regulation and supervision is primarily to protect our depositors and borrowers and, in the case of Federal Deposit Insurance Corporation regulation, the Federal Deposit Insurance Corporation’s insurance fund, but not our investors. Regulatory authorities have extensive discretion in the exercise of their supervisory and enforcement powers. They may, among other things, impose restrictions on the operation of a banking institution, the classification of assets by such institution and such institution’s allowance for loan losses. Regulatory and law enforcement authorities also have wide discretion and extensive enforcement powers under various consumer protection and civil rights laws, including the Truth-in-Lending Act, the Equal Credit Opportunity Act, the Fair Housing Act, and the Real Estate Settlement Procedures Act. Any change in the laws or regulations applicable to us, or in banking regulators’ supervisory policies or examination procedures, whether by the Louisiana Office of Financial Institutions, the Federal Deposit Insurance Corporation, the Office of Thrift Supervision, other state or federal regulators, or the United States Congress could have a material adverse effect on our business, financial condition, results of operations and cash flows.
     We face strong competition in our primary market area which may adversely affect our profitability. We are subject to vigorous competition in all aspects and areas of our business from banks and other financial institutions, including savings and loan associations, savings banks, finance companies, credit unions and other providers of financial services, such as money market mutual funds, brokerage firms, consumer finance companies and insurance companies. Based on data from the Federal Deposit Insurance Corporation, as of June 30, 2007, the most recent date for which data is available, we had 0.14% of the total deposits in the New Orleans — Metairie — Kenner metropolitan statistical area. We are significantly smaller than the four largest depository institutions operating in our market area, which had a combined market share of 71.4% of the total deposits in our market area at June 30, 2007. The financial resources of these larger competitors may permit them to pay higher interest rates on their deposits and to be more aggressive in new loan originations. We also compete with non-financial institutions, including retail stores that maintain their own credit programs and governmental agencies that make available low cost or guaranteed loans to certain borrowers. Competition from both bank and non-bank organizations will continue.
     Our ability to successfully compete may be reduced if we are unable to make technological advances. The banking industry is experiencing rapid changes in technology. In addition to improving customer services, effective use of technology increases efficiency and enables financial institutions to reduce costs. As a result, our future success will depend in part on our ability to address our customers’ needs by using technology. We may not be able to effectively develop new technology-driven products and services or be successful in marketing these products to our customers. Many of our competitors have far greater resources than we have to invest in technology.

Risks Related to this Offering
     The implementation of stock-based benefit plans will increase our future compensation and may adversely affect our net income. Following the offering, we will recognize additional employee compensation and benefit expenses stemming from options and shares granted to employees, directors and executives under our proposed new stock benefit plans. These additional expenses will adversely affect our net income. We cannot determine the actual amount of these new stock-related compensation and benefit expenses at this time because applicable accounting practices generally require that they be based on the fair market value of the options or shares of common stock at the date of the grant; however, we expect them to be significant. We will recognize expenses for our employee stock ownership plan when shares are committed to be released to participants’ accounts and will recognize expenses for restricted stock awards and stock options generally over the vesting period of awards made to recipients. These benefit expenses in the first year following the offering have been estimated to be approximately $234,000, in the aggregate, at the maximum of the offering range as set forth in the pro forma financial information under “Unaudited Pro Forma Data” assuming the $10.00 per share purchase price as fair market value. Actual expenses, however, may be higher or lower, depending on the price of our common stock at that time. For further discussion of these plans, see “Management — New Stock Benefit Plans.”
     A limited market for our common stock may depress our market price and make it difficult to buy or sell our stock. We expect our stock to be quoted on the OTC Bulletin Board. However, it is unlikely that an active and liquid trading market for our stock will develop, due to the small size of the offering and the small number of shareholders we expect to have. As a result, you may not be able to buy or sell our common stock quickly or at or above the $10.00 per share offering price. There may be a wide spread between the bid and asked price for our common stock after the conversion. You should consider the potentially long-term nature of an investment in our common stock.
     Our stock price may decline when trading commences. We are offering shares of our common stock at a uniform price of $10.00 per share. After the offering is completed, the trading price of the common stock will be determined by the marketplace, and will be influenced by many factors outside of our control, including prevailing interest rates, investor perceptions, securities analyst research reports and general industry, geopolitical and economic conditions. Publicly traded stock, including stocks of financial institutions, often experience substantial market price volatility. Market fluctuations in the price of our common stock may not be related to the operating performance of Hibernia Homestead Bancorp.
     We intend to remain independent, which may mean you will not receive a premium for your common stock. We intend to remain independent for the foreseeable future. Because we do not plan on seeking possible acquirors, it is unlikely that we will be acquired in the foreseeable future. Accordingly, you should not purchase our common stock with any expectation that a takeover premium will be paid to you in the near term.
     We have broad discretion in investing the net proceeds of the offering. Hibernia Homestead Bancorp intends to contribute 50% of the net proceeds as equity capital to Hibernia Homestead Bank for the purchase of all of Hibernia Homestead Bank’s capital stock and the remaining 50% of the net proceeds will be retained by Hibernia Homestead Bancorp. Hibernia Homestead Bancorp intends to use the proceeds that it retains to loan funds to the employee stock ownership plan to purchase 8.0% of the shares sold in the offering and will invest the remaining amount initially in a deposit account at Hibernia Homestead Bank. Under applicable regulations, Hibernia Homestead Bancorp may during the first year following the conversion, assuming shareholder approval, use a portion of the net proceeds it retains to fund the recognition and retention plan. After one year following the conversion, we may repurchase shares of common stock, subject to regulatory restriction. Hibernia Homestead Bank initially intends to use the net proceeds it receives as a contribution of capital from Hibernia Homestead Bancorp to fund loans and to invest in securities. We have not allocated specific amounts of proceeds for any of these purposes, and we will have significant flexibility in determining how much of the net proceeds we apply to different uses and the timing of such applications. There is a risk that we may fail to effectively use the net proceeds which could have a negative effect on our future profitability ratios.
     Our stock-based benefit plans will be dilutive. If the offering is completed and stockholders subsequently approve a recognition and retention plan and a stock option plan, we will allocate stock to our officers, employees and directors through these plans.

If the shares for the recognition and retention plan are issued from our authorized but unissued stock, the ownership percentage of outstanding shares of Hibernia Homestead Bancorp would be diluted by approximately 3.8%. However, it is our intention to purchase shares of our common stock in the open market to fund the recognition and retention plan. Assuming the shares of our common stock to be awarded under the recognition and retention plan are purchased at a price equal to the offering price in the offering, the reduction to stockholders’ equity from the recognition and retention plan would be between $425,000 and $661,000 at the minimum and the maximum, as adjusted, of the offering range. The ownership percentage of Hibernia Homestead Bancorp shareholders would also decrease by approximately 9.1% if all potential stock options under our proposed stock option plan are exercised and are filled using shares issued from authorized but unissued common stock, assuming the offering closes at the maximum of the offering range. See “Unaudited Pro Forma Data” for data on the dilutive effect of the recognition and retention plan and the stock option plan and “Management — New Stock Benefit Plans” for a description of the plans.
     Our stock value may suffer from anti-takeover provisions in our articles of incorporation and bylaws that may impede potential takeovers that management opposes. Provisions in our corporate documents, as well as certain federal regulations, may make it difficult and expensive to pursue a tender offer, change in control or takeover attempt that our board of directors opposes. As a result, our shareholders may not have an opportunity to participate in such a transaction, and the trading price of our stock may not rise to the level of other institutions that are more vulnerable to hostile takeovers. Anti-takeover provisions contained in our corporate documents include:
•	restrictions on acquiring more than 10% of our common stock by any person and limitations on voting rights;

•	the election of members of the board of directors to staggered three-year terms;

•	the absence of cumulative voting by shareholders in the election of directors;

•	provisions restricting the calling of special meetings of shareholders; and

•	our ability to issue preferred stock and additional shares of common stock without stockholder approval.
     See “Restrictions on Acquisition of Hibernia Homestead Bancorp and Hibernia Homestead Bank and Related Anti-Takeover Provisions” for a description of anti-takeover provisions in our corporate documents and federal regulations.
     We will be required to implement additional finance and accounting systems, procedures and controls in order to satisfy our new public company reporting requirements, which may increase our operating expenses. After the completion of this offering, we will become a public reporting company. The federal securities laws and the regulations of the Securities and Exchange Commission will require that we file annual, quarterly and current reports and that we maintain effective disclosure controls and procedures and internal controls over financial reporting. We expect that the obligations of being a public company, including substantial public reporting obligations, will require significant expenditures and place additional demands on our management team. These obligations will increase our operating expense and could divert our management’s attention from our operations.

FORWARD-LOOKING STATEMENTS
     This document contains forward-looking statements, which can be identified by the use of such words as “estimate,” “project,” “believe,” “intend,” “anticipate,” “plan,” “seek,” “expect” and similar expressions. These forward-looking statements include, but are not limited to:
•	statements of goals, intentions and expectations;

•	statements regarding prospects and business strategy;

•	statements regarding asset quality and market risk; and

•	estimates of future costs, benefits and results.
     These forward-looking statements are subject to significant risks, assumptions and uncertainties, including, among other things, the factors discussed under the heading “Risk Factors” beginning at page ___that could affect the actual outcome of future events and the following factors.
•	general economic conditions, either nationally or in our market area, that are worse than expected;

•	changes in the interest rate environment that reduce our interest margins or reduce the fair value of financial instruments;

•	increased competitive pressures among financial services companies;

•	changes in consumer spending, borrowing and savings habits;

•	legislative or regulatory changes that adversely affect our business;

•	adverse changes in the securities markets;

•	our ability to grow and successfully manage such growth;

•	our ability to return to profitability;

•	changes in accounting policies and practices, as may be adopted by the bank regulatory agencies, the Securities and Exchange Commission or the Financial Accounting Standards Board; and

•	our ability to successfully implement our business strategy, enter into new markets and/or expand product offerings successfully and take advantage of growth opportunities.
     Any of the forward-looking statements that we make in this prospectus and in other public statements we make may turn out to be wrong because of inaccurate assumptions we might make, because of the factors illustrated above or because of other factors that we cannot foresee.
     Because of these and other uncertainties, our actual future results may be materially different from the results indicated by these forward-looking statements and you should not rely on such statements.

SELECTED CONSOLIDATED FINANCIAL AND OTHER DATA
     Set forth below is selected financial and other data of Hibernia Homestead Bank. You should read the consolidated financial statements and related notes contained at the end of this prospectus which provide more detailed information.

	At June 30,	At December 31,
(Dollars in thousands, except per share amounts)	2008	2007	2006
	(unaudited)
Selected Financial and Other Data:
Total assets	$50,820	$50,176	$55,067
Cash and cash equivalents	2,140	83	364
Investment securities, available for sale	12,558	15,005	19,670
Loans receivable, net	29,557	29,440	29,376
Deposits	36,304	34,692	38,140
FHLB advances	—	600	2,000
Equity capital, substantially restricted	14,057	14,308	14,311
Banking offices	3	3	3

	At or For the		At or For the
	Six Months Ended June 30,		Year Ended December 31,
	2008	2007	2007	2006
	(unaudited)
Selected Operating Data:
Total interest income	$1,202	$1,289	$2,531	$2,505
Total interest expense	535	637	1,258	921

Net interest income	667	652	1,273	1,584
Provision for loan losses	—	—	—	—

Net interest income after provision for loan losses	667	652	1,273	1,584
Total non-interest income	84	92	186	191
Total non-interest expense	1,091	894	1,747	2,633

Loss before income tax benefit	(340)	(150)	(288)	(858)
Income tax benefit	(116)	(51)	(139)	(292)

Net loss	$(224)	$(99)	$(149)	$(566)

Selected Operating Ratios:(1)
Average yield on interest-earning assets	5.51%	5.47%	5.48%	5.22%
Average rate on interest-bearing liabilities	3.12	3.41	3.43	2.47
Average interest rate spread(2)	2.39	2.06	2.05	2.75
Net interest margin(2)	3.08	2.79	2.76	3.30
Average interest-earning assets to average interest-bearing liabilities	126.50	125.42	126.02	128.82
Net interest income after provision for loan losses to non-interest expense	61.14	72.93	72.87	60.16
Total non-interest expense to average assets	4.36	3.37	3.35	4.90
Efficiency ratio(3)	145.27	120.16	119.74	148.34
Return on average assets	(0.90)	(0.37)	(0.29)	(1.05)
Return on average equity	(3.13)	(1.39)	(1.05)	(3.82)
Average equity to average assets	28.64%	26.87%	27.32%	27.60%

Asset Quality Ratios:(4)
Non-performing loans as a percent of total loans receivable	—%	—%	—%	—%
Non-performing assets as a percent of total assets	—	—	—	—
Non-performing assets and troubled debt restructurings as a percent of total assets	—	—	—	—
Allowance for loan losses as a percent of non-performing loans	—	—	—	—
Net charge-offs to average loans receivable	—	—	—	—

Capital Ratios:(5)
Tier 1 leverage ratio	27.94%	27.49%	28.76%	26.38%
Tier 1 risk-based capital ratio	54.10%	60.57%	61.44%	59.51%
Total risk-based capital ratio	55.16%	61.70%	62.60%	60.41%

(1)	With the exception of end of period ratios, all ratios are based on average daily balances during the indicated periods.

(2)	Average interest rate spread represents the difference between the average yield on interest-earning assets and the average rate paid on interest-bearing liabilities, and net interest margin represents net interest income as a percentage of average interest-earning assets.

(3)	The efficiency ratio represents the ratio of non-interest expense divided by the sum of net interest income and non-interest income.

(4)	Hibernia Homestead did not have any non-performing loans or other non-performing assets, including real estate owned, as of the dates indicated. Non-performing loans consist of all loans 90 days or more past due. Real estate owned would consist of real estate acquired through foreclosure, real estate acquired by acceptance of a deed-in-lieu of foreclosure.

(5)	Capital ratios are end of period ratios.

RECENT DEVELOPMENTS OF HIBERNIA HOMESTEAD BANK
     The following tables contain certain information concerning the financial position and results of operations of Hibernia Homestead Bank at and for the periods ended September 30, 2008, as well as the prior comparison periods. You should read this information in conjunction with the audited financial statements included in this document. The financial information as of and for the three months and nine months ended September 30, 2008 and 2007 are unaudited and are derived from our interim condensed financial statements. The balance sheet data as of December 31, 2007 is derived from our audited financial statements. In the opinion of management, financial information at September 30, 2008 and for the three months and nine months ended September 30, 2008 and 2007 reflect all adjustments, consisting only of normal recurring accruals, which are necessary to present fairly the results for such periods. Results for the three months and nine months ended September 30, 2008 may not be indicative of operations of Hibernia Homestead Bank for the year ending December 31, 2008.

	At September 30, 2008	At December 31, 2007
(Dollars in thousands, except per share amounts)	(unaudited)
Selected Financial and Other Data:
Total assets	$50,174	$50,176
Cash and cash equivalents	1,040	83
Investment securities, available for sale	12,292	15,005
Loans receivable, net	30,098	29,440
Deposits	35,205	34,692
FHLB advances	—	600
Federal Funds Purchased	275	—
Equity capital, substantially restricted	14,124	14,308
Banking offices	3	3

	At or For the Three Months		At or For the Nine Months Ended
	Ended September 30,		September 30,
	2008	2007	2008	2007
	(unaudited)		(unaudited)
Selected Operating Data:
Total interest income	$590	$627	$1,792	$1,916
Total interest expense	227	317	762	954

Net interest income	363	310	1,030	962
Provision for loan losses	—	—	—	—

Net interest income after provision for loan losses	363	310	1,030	962
Total non-interest income	25	47	109	139
Total non-interest expense	592	438	1,683	1,330

Loss before income tax benefit	(204)	(81)	(544)	(229)
Income tax benefit	(69)	(27)	(185)	(78)

Net loss	$(135)	$(54)	$(359)	$(151)

Selected Operating Ratios:(1)
Average yield on interest-earning assets	5.52%	5.47%	5.52%	5.47%
Average rate on interest-bearing liabilities	2.61	3.45	2.94	3.41
Average interest rate spread(2)	2.91	2.02	2.58	2.06
Net interest margin(2)	3.38	2.68	3.17	2.74
Average interest-earning assets to average interest-bearing liabilities	123.43	125.48	125.46	125.44
Net interest income after provision for loan losses to non-interest expense	61.32	70.78	61.20	72.33
Total non-interest expense to average assets	4.71	3.35	4.48	3.37
Efficiency ratio(3)	152.58	122.69	147.76	120.80
Return on average assets	(1.08)	(0.41)	(0.96)	(0.38)
Return on average equity	(3.83)	(1.52)	(3.36)	(1.42)
Average equity to average assets	28.05	27.26	28.44	27.00

Asset Quality Ratios:(4)
Non-performing loans as a percent of total loans receivable	—%	—%	—%	—%
Non-performing assets as a percent of total assets	—	—	—	—
Non-performing assets and troubled debt restructurings as a percent of total assets	—	—	—	—
Allowance for loan losses as a percent of non-performing loans	N/A	N/A	N/A	N/A
Net charge-offs to average loans receivable	—	—	—	—

Capital Ratios:(5)
Tier 1 leverage ratio	27.78%	28.11%	27.78%	28.11%
Tier 1 risk-based capital ratio	53.47%	61.09%	53.47%	61.09%
Total risk-based capital ratio	54.53%	62.24%	54.53%	62.24%
(Footnotes on following page)

(1)	With the exception of end of period ratios, all ratios are based on average daily balances during the indicated periods.

(2)	Average interest rate spread represents the difference between the average yield on interest-earning assets and the average rate paid on interest-bearing liabilities, and net interest margin represents net interest income as a percentage of average interest-earning assets.

(3)	The efficiency ratio represents the ratio of non-interest expense divided by the sum of net interest income and non-interest income.

(4)	Hibernia Homestead did not have any non-performing loans or other non-performing assets, including real estate owned, as of the dates indicated. Non-performing loans consist of all loans 90 days or more past due. Real estate owned would consist of real estate acquired through foreclosure, real estate acquired by acceptance of a deed-in-lieu of foreclosure.

(5)	Capital ratios are end of period ratios.
Comparison of Hibernia Homestead Bank’s Financial Condition at September 30, 2008 and December 31, 2007
     Our total assets remained relatively unchanged, amounting to $50.2 million at September 30, 2008 and December 31, 2007. During the first nine months of 2008, the largest increase was in cash and cash equivalents, which increased $957,000 and was offset by a decrease of $2.7 million in investment securities available for sale. The increase in cash and cash equivalents as of September 30, 2008, is a result of normal fluctuations in daily cash balances due to customer transactions and automated clearings, coupled with management’s efforts to anticipate funding needs and maintain sufficient average compensating balances with correspondents to minimize service charges. The average balances of cash and cash equivalents, for the three and nine months ended September 30, 2008, were $1.2 million and $987,000, respectively, as compared to $918,000 for the year ended December 31, 2007. Our net loans receivable increased by $658,000, or 2.2%, to $30.1 million at September 30, 2008, compared to $29.4 million at December 31, 2007. During the first nine months of 2008 our total loan originations amounted to $4.1 million and loan principal payments were $3.1 million. Our total investment securities amounted to $12.3 million at September 30, 2008, compared to $15.0 million at December 31, 2007, a decrease of $2.7 million, or 18.1%. The decrease in investment securities was due to maturities of $707,000 and paydowns received during the period.
     Our deposits increased $513,000, or 1.5%, to $35.2 million at September 30, 2008, compared to $34.7 million at December 31, 2007, which reflected normal deposit inflows during the period. The average balance of deposits, however, decreased to $35.0 million for the nine months ended September 30, 2008 from $37.3 million for the prior year period. We did not hold any Federal Home Loan Bank (“FHLB”) advances at September 30, 2008, compared to $600,000 of FHLB advances at December 31, 2007, as we implemented our strategy to manage interest rate risk by paying down higher cost borrowings. Our retained earnings amounted to $14.2 million at September 30, 2008 compared to $14.5 million at December 31, 2007, a decrease of $359,000, or 2.5%. The reason for the decrease in our retained earnings was a net loss of $359,000 for the first nine months of 2008.
Comparison of Hibernia Homestead Bank’s Operating Results for the Three and Nine Months Ended September 30, 2008 and 2007.
     For the three months ended September 30, 2008, Hibernia Homestead Bank had a net loss of $135,000 compared to a net loss of $54,000 for the three months ended September 30, 2007. For the nine months ended September 30, 2008, our net loss was $359,000 compared to a net loss of $151,000 for the first nine months of 2007. Our results in the 2008 periods reflect in part a reduction in the average balance of interest-earning assets which has offset, in whole or in part, the increases in our net interest margins for the quarterly and nine month periods ended September 30, 2008. In addition, our non-interest expenses increased over the prior year for both the three and nine month periods. Our net interest margin increased by 70 basis points to 3.38% for the three months ended September 30, 2008 compared to 2.68% for the three months ended September 30, 2007, while our average interest rate spread improved to 2.91% for the three months ended September 30, 2008, compared to 2.02% for the three months ended September 30, 2007. For the first nine months of 2008, our net interest margin and net interest spread were 3.17% and 2.58%, respectively, compared to 2.74% and 2.06%, respectively, for the nine months ended September 30, 2007. During the first nine months of 2008, the average rate paid on certificates of deposit decreased 74 basis points from 4.69% for the nine months ended September 30, 2007, to 3.95% for the nine months ended September 30, 2008. Lower rates on certificates of deposit during the nine months ended September 30, 2008, reflect general interest rate declines during the period and management’s decision not to aggressively compete for certificate deposits. We also repaid $600,000 of Federal Home Loan Bank advances during the nine month period as part of our continuing strategy to manage our interest rate risk by paying down higher cost borrowings.
     Our total interest income was $590,000 for the three months ended September 30, 2008, compared to $627,000 for the three months ended September 30, 2007, a $37,000 or 5.9% decrease. For the nine months ended September 30, 2008, total interest income was $1.8 million compared to $1.9 million for the nine months ended September 30, 2007, a $124,000 or 6.5% decrease. The decreases in interest income in the three and nine months ended September 30, 2008, compared to the three and nine months ended September 30, 2007, were due primarily to decreases in the average balance of our interest-earning assets, particularly mortgage-backed securities, during both periods. The average yield on our interest-earning assets was 5.52% for the three months and nine months ended September 30, 2008, compared to 5.47% for the respective comparable periods in 2007.
     Our total interest expense was $227,000 for the three months ended September 30, 2008, compared to $317,000 for the three months ended September 30, 2007, a decrease of $90,000 or 28.4%. Our total interest expense was $762,000 for the nine months ended September 30, 2008, compared to $954,000 for the nine months ended September 30, 2007, a $192,000 or 20.1% decline. The decreases in interest expense for the three and nine month periods ended September 30, 2008, were primarily due to lower average rates of interest paid on both our certificates of deposit and our borrowings in the 2008 periods combined with decreases in the average balances of our interest-bearing liabilities. Our average rate paid on interest-bearing liabilities was 2.61% for the three months ended September 30, 2008, compared to 3.45% for the three months ended September 30, 2007. For the nine months ended September 30, 2008, our average rate paid on interest-bearing liabilities was 2.94% compared to 3.41% for the nine months ended September 30, 2007.
     We made no provision for loan losses in the quarter or nine months ended September 30, 2008 or 2007. We had no charge-offs during the three or nine month periods ended September 30, 2008 or 2007. At September 30, 2008 and 2007, we had no non-performing assets, and our allowance for loan losses amounted to $273,000. To the best of management’s knowledge, the allowance is maintained at a level believed to cover all known and inherent losses in the loan portfolio, both probable and reasonable to estimate.
     Our total non-interest income, which consists of rental income, fees and service charges, and realized gains and losses on investments, amounted to a $25,000 for the three months ended September 30, 2008, compared to $47,000 for the three months ended September 30, 2007, a $22,000 or 46.8% decrease. For the nine months ended September 30, 2008, our non-interest income was $109,000 compared to $139,000 for the nine months ended September 30, 2007, a $30,000 or 21.6% decrease.
     Our total non-interest expense increased by $154,000, or 35.2%, to $592,000 in the quarter ended September 30, 2008, compared to $438,000 in the quarter ended September 30, 2007. For the nine months ended September 30, 2008, compared to the nine months ended September 30, 2007, our non-interest expense increased by $353,000, or 26.5%. The primary reasons for the increase in non-interest expense for the first nine months of 2008 were an increase in salary and compensation expense of $98,000, primarily due to the hiring of a Senior Vice President of Retail Banking in late 2007 and Senior Commercial Loan Officer in early 2008, an increase in occupancy expense of $3,000, primarily as a result of the relocation of our Metairie branch office in June 2008, an increase in advertising and marketing expense of $101,000, primarily due to the change in Hibernia Homestead Bank’s name and the addition of new products and services. We also incurred additional legal and professional fees of $56,000 in connection with the conversion of Hibernia Homestead’s charter to a state savings bank in March 2008.

HOW WE INTEND TO USE THE PROCEEDS FROM THE OFFERING
     The following table shows how we intend to use the net proceeds of the offering. The actual net proceeds will depend on the number of shares of common stock sold in the offering and the expenses incurred in connection with the offering. Payments for shares made through withdrawals from deposit accounts at Hibernia Homestead will reduce Hibernia Homestead’s deposits and will not result in the receipt of new funds for investment. See “Unaudited Pro Forma Data” for the assumptions used to arrive at these amounts.

	Minimum		Midpoint		Maximum		15% Above
	of		of		of		Maximum of
	Offering Range		Offering Range		Offering Range		Offering Range
	1,062,500		1,250,000		1,437,500		1,653,125
	Shares at	Percent	Shares at	Percent	Shares at	Percent	Shares at	Percent
	$10.00	of Net	$10.00	of Net	$10.00	of Net	$10.00	of Net
	Per Share	Proceeds	Per Share	Proceeds	Per Share	Proceeds	Per Share	Proceeds
			(Dollars in thousands)
Offering proceeds	$10,625	107.4%	$12,500	106.4%	$14,375	105.8%	$16,531	105.2%
Less: offering expenses	730	7.4	756	6.4	782	5.8	812	5.2

Net offering proceeds	9,895	100.0	11,744	100.0	13,593	100.0	15,719	100.0

Less:
Proceeds contributed to Hibernia Homestead Bank	$4,948	50.0%	$5,872	50.0%	$6,797	50.0%	$7,860	50.0%
Proceeds used for loan to employee stock ownership plan	850	8.6	1,000	8.5	1,150	8.5	1,323	8.4
Proceeds used to repurchase shares for recognition and retention plan	425	4.3	500	4.3	575	4.2	661	4.2

Proceeds remaining for Hibernia Homestead Bancorp	$3,672	37.1%	$4,372	37.2%	$5,071	37.3%	$5,875	37.4%

     Hibernia Homestead Bancorp intends to contribute 50% of the net proceeds as equity capital to Hibernia Homestead Bank in exchange for the purchase of all of Hibernia Homestead Bank’s capital stock with the remaining 50% of the proceeds retained by Hibernia Homestead Bancorp. Hibernia Homestead Bancorp will use the net proceeds it retains to loan funds to the employee stock ownership plan to purchase 8.0% of the shares sold in the offering and will invest the remaining net proceeds it retains initially in a deposit account at Hibernia Homestead Bank. Under applicable regulations, Hibernia Homestead Bancorp may during the first year following the conversion, assuming shareholder approval, use a portion of the net proceeds it retains to fund the recognition and retention plan. Over time, Hibernia Homestead Bancorp may also use the proceeds it retains from the offering:
•	to invest in securities;

•	to repurchase shares of its common stock, subject to regulatory restrictions; and

•	for general corporate purposes.
     Under current applicable regulations, Hibernia Homestead Bancorp may not repurchase shares of its common stock during the first year following the conversion, except to fund equity benefit plans or, with prior regulatory approval, when extraordinary circumstances exist. We have made a commitment to the Federal Deposit Insurance Corporation to not make any stock repurchases during the first year after our conversion except to fund our recognition and retention plan upon approval by shareholders.
     Hibernia Homestead Bank intends to initially use the net proceeds it receives as a contribution of capital from Hibernia Homestead Bancorp to fund loans and to invest in securities. In the future, Hibernia Homestead Bank may use the offering proceeds:
•	to fund new loans;

•	to finance the possible expansion of its business activities; and

•	for general corporate purposes.

We may need regulatory approvals to engage in some of the activities listed above.
     Except as described above, neither Hibernia Homestead Bancorp nor Hibernia Homestead Bank has any specific plans for the investment of the net proceeds of this offering and has not allocated a specific portion of the proceeds to any particular use. For a discussion of our business reasons for undertaking the offering see “The Conversion and Offering — Reasons for the Conversion.”
OUR POLICY REGARDING DIVIDENDS
     After we complete the conversion and offering, our board of directors will have the authority to declare dividends on the common stock, subject to statutory and regulatory requirements. We have not determined whether to pay dividends following our conversion, or if so, at what rate. The rate of such dividends and the initial or continued payment thereof will depend upon a number of factors, including investment opportunities available to us, capital requirements, our financial condition and results of operations, tax considerations, statutory and regulatory limitations, and general economic conditions. No assurances can be given that any dividends will be paid or that, if paid, will not be reduced or eliminated in future periods. In addition, during the first three years after the conversion, no dividend will be declared or paid if it would be classified as a return of capital.
     Dividends from Hibernia Homestead Bancorp may eventually depend, in part, upon receipt of dividends from Hibernia Homestead Bank because Hibernia Homestead Bancorp initially will have no source of income other than dividends from Hibernia Homestead Bank, earnings from the investment of the net proceeds from the sale of common stock retained by us, and interest payments with respect to our loan to our employee stock ownership plan.
     Any payment of dividends by Hibernia Homestead Bank to Hibernia Homestead Bancorp which would be deemed to be drawn out of Hibernia Homestead Bank’s bad debt reserves would require a payment of taxes at the then-current tax rate by Hibernia Homestead Bank on the amount of earnings deemed to be removed from the reserves for such distribution. Hibernia Homestead Bank does not intend to make any distribution that would create such a federal tax liability. See “Taxation.”
     Hibernia Homestead Bancorp is not subject to the above regulatory restrictions on the payment of dividends to our shareholders, although the source of such dividends may eventually depend, in part, upon dividends from Hibernia Homestead Bank, in addition to the net proceeds retained by it and earnings thereon. We are, however, subject to the requirements of Louisiana law, which generally permit the payment of dividends out of surplus, except when (i) the corporation is insolvent or would thereby be made insolvent, or (ii) the declaration or payment thereof would be contrary to any restrictions in the corporation’s articles of incorporation.
     We have committed to the Federal Deposit Insurance Corporation that, during the one-year period following our conversion, we will take no action to declare an extraordinary dividend that would be treated as a tax-free return of capital.
MARKET FOR OUR COMMON STOCK
     Because this is our initial public offering, there is no market for our common stock at this time. After we complete the offering, we anticipate that our common stock will be quoted on the OTC Bulletin Board. Sandler O’Neill & Partners, L.P. has advised us of its intention to make a market in our common stock, however, it is under no obligation to do so.
     The development and maintenance of a liquid public market depends upon the existence of willing buyers and sellers, the presence of which is not within our control or of any market maker. It is unlikely that an active and liquid trading market for the common stock will develop due to the small size of the offering and the small number of shareholders expected following the conversion and offering. In addition, there may be a wide spread between the bid and ask price for our common stock after the conversion and offering. You should not view the common stock as a short-term investment. Furthermore, there can be no assurance that you will be able to sell your shares at or above the purchase price.

REGULATORY CAPITAL REQUIREMENTS
     At June 30, 2008, Hibernia Homestead exceeded all of its regulatory capital requirements. The following table sets forth Hibernia Homestead’s historical capital under generally accepted accounting principles and regulatory capital at June 30, 2008, and the pro forma capital of Hibernia Homestead after giving effect to the conversion and offering, based upon the sale of the number of shares shown in the table. The pro forma risk-based capital amounts assume the investment of the net proceeds received by Hibernia Homestead in assets which have a risk-weight of 50% under applicable regulations, as if such net proceeds had been received and so applied at June 30, 2008.

			Pro Forma at June 30, 2008
									15% Above
			Minimum of		Midpoint of		Maximum of		Maximum of
			Offering Range		Offering Range		Offering Range		Offering Range
	Hibernia Homestead		1,062,500		1,250,000		1,437,500		1,653,125
	Historical at		Shares Sold at		Shares Sold at		Shares Sold at		Shares Sold at
	June 30, 2008		$10.00 Per Share		$10.00 Per Share		$10.00 Per Share		$10.00 Per Share
		Percent		Percent		Percent		Percent		Percent
		of		of		of		of		of
	Amount	Assets(1)	Amount	Assets(1)	Amount	Assets(1)	Amount	Assets(1)	Amount	Assets(1)
					(Dollars in thousands)
Capital at Bank Level:
GAAP capital	$14,057	27.66%	$18,155	32.55%	$18,929	33.39%	$19,704	34.20%	$20,594	35.10%

Tangible capital:
Actual	$13,905	27.94%	$18,003	32.91%	$18,777	33.75%	$19,552	34.57%	$20,442	35.48%
Requirement	746	1.50%	821	1.50%	834	1.50%	848	1.50%	864	1.50%

Excess	$13,159	26.44%	$17,182	31.41%	$17,943	32.25%	$18,704	33.07%	$19,578	33.98%

Tier 1 leverage capital:
Actual	$13,905	27.94%	$18,003	32.91%	$18,777	33.75%	$19,552	34.57%	$20,442	35.48%
Requirement	1,990	4.00%	2,188	4.00%	2,225	4.00%	2,262	4.00%	2,305	4.00%

Excess	$11,915	23.94%	$15,815	28.91%	$16,552	29.75%	$17,290	30.57%	$18,137	31.48%

Tier 1 risk-based capital:
Actual	$13,905	54.10%	$18,003	63.89%	$18,777	65.57%	$19,552	67.19%	$20,442	68.99%
Requirement	1,028	4.00%	1,127	4.00%	1,146	4.00%	1,164	4.00%	1,185	4.00%

Excess	$12,877	50.10%	$16,876	59.89%	$17,631	61.57%	$18,388	63.19%	$19,257	64.99%

Total risk-based capital:
Actual	$14,178	55.16%	$18,276	64.86%	$19,050	66.52%	$19,825	68.12%	$20,715	69.91%
Requirement	2,056	8.00%	2,254	8.00%	2,291	8.00%	2,328	8.00%	2,371	8.00%

Excess	$12,122	47.16%	$16,022	56.86%	$16,759	58.52%	$17,497	60.12%	$18,344	61.91%

Reconciliation of capital of Hibernia Homestead Bank post offering:
Net proceeds infused			$4,948		$5,872		$6,797		$7,860
Less:
Common stock acquired by employee stock ownership plan			$(850)		$(1,000)		$(1,150)		$(1,323)

Pro forma increase in GAAP and regulatory capital			$4,098		$4,872		$5,647		$6,537

(1)	Adjusted total or adjusted risk-weighted assets, as appropriate.

OUR CAPITALIZATION
     The following table presents the historical capitalization of Hibernia Homestead at June 30, 2008, and the pro forma consolidated capitalization of Hibernia Homestead Bancorp after giving effect to the conversion and offering, based upon the sale of the number of shares shown below and the other assumptions set forth under “Unaudited Pro Forma Data.”

		Hibernia Homestead Bancorp — Pro Forma
		Based Upon Sale at $10.00 Per Share
		1,062,500	1,250,000	1,437,500	1,653,125
		Shares	Shares	Shares	Shares(1) (15%
	Hibernia	(Minimum	(Midpoint	(Maximum	above Maximum
	Homestead—	of Offering	of Offering	of Offering	of Offering
	Historical	Range)	Range)	Range)	Range)
			(In thousands)
Deposits(2)	$36,304	$36,304	$36,304	$36,304	$36,304
Borrowings	—	—	—	—	—

Total deposits and borrowings	$36,304	$36,304	$36,304	$36,304	$36,304

Stockholders’ equity:
Preferred stock, $.01 par value, 1,000,000 shares authorized; none to be issued	$—	$—	$—	$—	$—
Common stock, $.01 par value, (post-offering) 9,000,000 shares authorized; shares to be issued as reflected(3)	—	11	13	14	17
Additional paid-in capital(3)	—	9,884	11,732	13,579	15,703
Retained earnings(4)	14,308	14,308	14,308	14,308	14,308
Accumulated other comprehensive loss	(251)	(251)	(251)	(251)	(251)
Less:
Common stock held by the employee stock ownership plan(5)	—	(850)	(1,000)	(1,150)	(1,323)
Common stock held by the recognition and retention plan(6)	—	(425)	(500)	(575)	(661)

Total stockholders’ equity	$14,057	$22,677	$24,301	$25,925	$27,793

Total stockholders’ equity as percent of assets	27.66%	38.15%	39.80%	41.36%	43.05%

(1)	As adjusted to give effect to an increase in the number of shares which could occur due to an increase in the offering range of up to 15% to reflect regulatory considerations, demand for the shares or changes in financial market conditions following commencement of the offering.

(2)	Does not reflect withdrawals from deposit accounts for the purchase of common stock in the offering. Such withdrawals would reduce pro forma deposits by the amount of such withdrawals.

(3)	Our pro forma amounts of common stock and additional paid-in capital have been increased to reflect the number of shares of our common stock to be outstanding. No effect has been given to the issuance of additional shares of common stock pursuant to our proposed stock option plan. We intend to adopt a new stock option plan and to submit such plan to shareholders at a meeting of shareholders to be held at least six months following completion of the conversion. If the plan is approved by shareholders, an amount equal to 10.0% of Hibernia Homestead Bancorp’s common stock to be sold in the offering will be reserved for future issuance pursuant to the plan. Your ownership percentage would decrease by approximately 9.1% if all potential stock options are exercised from our authorized but unissued common stock. See “Unaudited Pro Forma Data” and “Management — New Stock Benefit Plans — Stock Option Plan.”

(4)	The retained earnings of Hibernia Homestead Bancorp will be substantially restricted after the offering.

(5)	Assumes that 8.0% of Hibernia Homestead Bancorp’s common stock to be sold in the offering will be purchased by the employee stock ownership plan financed by a loan from Hibernia Homestead Bancorp. The loan will be repaid principally by Hibernia Homestead Bank’s contributions to the employee stock ownership plan. Since Hibernia Homestead Bancorp will finance the employee stock ownership plan debt, this debt will be eliminated through consolidation and no liability will be reflected on Hibernia Homestead Bancorp’s consolidated financial statements. Accordingly, the amount of shares of common stock acquired by the employee stock ownership plan is shown in this table as a reduction of stockholders’ equity. Assumes the funds used to acquire our employee stock ownership plan shares will be borrowed from us. See Note 1 to the tables set forth under “Unaudited Pro Forma Data” and “Management — New Stock Benefit Plans — Employee Stock Ownership Plan.”
(Footnotes continued on next page)

(6)	Gives effect to the recognition and retention plan which we expect to adopt after the offering and present to stockholders for approval at a meeting of stockholders to be held at least six months after we complete the conversion. No shares will be purchased by the recognition and retention plan in the offering, and such plan cannot purchase any shares until stockholder approval has been obtained. If the recognition and retention plan is approved by our stockholders, the plan intends to acquire an amount of common stock equal to 4.0% of Hibernia Homestead Bancorp’s common stock to be sold in the offering. The table assumes that stockholder approval has been obtained and that such shares are purchased in the open market at $10.00 per share. The common stock so acquired by the recognition and retention plan is reflected as a reduction in stockholders’ equity. If the shares are purchased at prices higher or lower than the initial purchase price of $10.00 per share, such purchases would have a greater or lesser impact, respectively, on stockholders’ equity. If the recognition and retention plan shares are issued from our authorized but unissued common stock, such issuance would dilute the voting interests of existing stockholders by approximately 3.8%. See “Unaudited Pro Forma Data” and “Management — New Stock Benefit Plans — Recognition and Retention Plan.”
UNAUDITED PRO FORMA DATA
     The actual net proceeds from the sale of Hibernia Homestead Bancorp common stock in the offering cannot be determined until the offering is completed. However, the net proceeds are currently estimated to be between $9.9 million and $13.6 million, or up to $15.7 million in the event the offering range is increased by approximately 15%, based upon the following assumptions:
•	We will sell all shares of common stock in the subscription offering and community offering with no shares sold in a syndicated community offering;

•	Our employee stock ownership plan will purchase an amount equal to 8.0% of the shares sold in offering, at a price of $10.00 per share with a loan from Hibernia Homestead Bancorp that will be repaid in equal installments over 25 years; and

•	Total expenses of the offering are estimated to be $756,000 at the midpoint of the offering range.
     Actual expenses may vary from this estimate, and the amount of fees paid to Sandler O’Neill & Partners, L.P. (and potentially broker-dealers) will depend upon whether a syndicate of broker-dealers or other means is necessary to sell the shares, and other factors.
     We have prepared the following table, which sets forth our historical consolidated net income and stockholders’ equity prior to the conversion and offering and our pro forma consolidated net income and stockholders’ equity following the conversion and offering. In preparing this table and in calculating pro forma data, the following assumptions have been made:
•	Pro forma earnings have been calculated assuming the stock had been sold at the beginning of the period and the net proceeds had been invested at a yield of 4.32% for the six months ended June 30, 2008 and 4.45% the year ended December 31, 2007, which represents the arithmetic average of (i) Hibernia Homestead Bank’s average yield earned on interest-earning assets and (ii) the average cost of its deposits in the respective periods. We have used this pro forma reinvestment rate in lieu of the yield on a one-year U. S. Treasury bill because we believe it more accurately reflects the yield that we will receive on the net proceeds of the offering.

•	No withdrawals were made from Hibernia Homestead’s deposit accounts for the purchase of shares in the offering.

•	Historical and pro forma per share amounts have been calculated by dividing historical and pro forma amounts by the indicated number of shares of common stock, as adjusted in the pro forma net income per share to give effect to the purchase of shares by the employee stock ownership plan.

•	Pro forma stockholders’ equity amounts have been calculated as if our shares of common stock had been sold in the offering on the last day of the period shown and accordingly, no effect has been given to the assumed earnings effect of the net proceeds.
     The following pro forma information may not be representative of the financial effects of the offering at the date on which the offering actually occurs and should not be taken as indicative of future results of operations. Pro forma stockholders’ equity represents the difference between the stated amount of our assets and liabilities computed in accordance with generally accepted accounting principles. The pro forma stockholders’ equity is not intended to represent the fair market value of the common stock and may be different than amounts that would be available for distribution to stockholders in the event of liquidation.
     The table reflects the possible issuance of additional shares pursuant to our proposed new stock option plan, which we expect to adopt following the offering and present, together with the recognition and retention plan discussed below, to our stockholders for approval at a meeting to be held at least six months after the conversion is completed. See “Management — New Stock Benefit Plans.” For purposes of the table, we have assumed that stockholder approval was obtained, the exercise price of the stock options and the market price of the common stock at the date of grant were $10.00 per share, the stock options had a term of 10 years and vest pro rata over a five year period, and that the new stock option plan granted options to acquire common stock equal to 10.0% of Hibernia Homestead Bancorp’s common stock sold the offering. We applied the Black-Scholes option pricing model to estimate a grant date fair value of $5.23 for each option. In addition to the terms of the options described above, the Black-Scholes option pricing model incorporated an estimated volatility rate of 33.46% for the common stock, a dividend yield of zero, an expected option life of 10 years and a risk free interest rate of 3.99%. Finally, we assumed that 25.0% of the stock options were non-qualified options granted to directors, resulting in a tax benefit (at an assumed tax rate of 34.0%) for a deduction equal to the grant date fair value of the options. There can be no assurance that stockholder approval of the stock option plan will be obtained, that the exercise price of the options will be $10.00 per share or that the Black-Scholes option pricing model assumptions used to prepare the table will be the same at the time the options are granted.
     The table also gives effect to the recognition and retention plan, which we expect to adopt following the offering and present, together with the new stock option plan discussed above, to our stockholders for approval at a meeting to be held at least six months after the conversion is completed. If approved by stockholders, the recognition and retention plan intends to acquire an amount of common stock equal to 4.0% of Hibernia Homestead Bancorp’s common stock to be outstanding after the offering, either through open market purchases, if permissible, or from authorized but unissued shares of common stock. The table assumes that stockholder approval has been obtained and that the shares acquired by the recognition and retention plan are purchased in the open market at $10.00 per share and vest over a five-year period. There can be no assurance that stockholder approval of the recognition and retention plan will be obtained, that the shares will be purchased in the open market or that the purchase price will be $10.00 per share.
     The tables on the following pages summarize historical consolidated data of Hibernia Homestead Bank and Hibernia Homestead Bancorp’s pro forma data at or for the dates and periods indicated based on the assumptions set forth above and in the table and should not be used as a basis for projection of the market value of our common stock following the conversion and offering.

	At or For the Six Months Ended June 30, 2008
		1,250,000
	1,062,500	shares sold	1,437,500	1,653,125
	shares sold	at $10.00	shares sold	shares sold
	at $10.00	per share	at $10.00	at $10.00
	per share	(Midpoint	per share	per share(1)
	(Minimum of range)	of range)	(Maximum of range)	(15% above Maximum)
	(Dollars in thousands, except per share amounts)
Gross proceeds	$10,625	$12,500	$14,375	$16,531
Less: estimated offering expenses	(730)	(756)	(782)	(812)

Estimated net proceeds	9,895	11,744	13,593	15,719
Less: common stock acquired by employee stock ownership plan(2)	(850)	(1,000)	(1,150)	(1,323)
Less: common stock to be acquired by recognition and retention plan(3)	(425)	(500)	(575)	(661)

Net investable proceeds	$8,620	$10,244	$11,868	$13,735

Net income (loss):
Historical	$(224)	$(224)	$(224)	$(224)
Pro forma income on net investable proceeds(4)	123	146	169	196
Less: pro forma state shares and franchise tax	(96)	(101)	(106)	(112)
Less: pro forma employee stock ownership plan adjustment(2)	(11)	(13)	(15)	(18)
Less: pro forma recognition and retention plan award expense(3)	(28)	(33)	(38)	(44)
Less: pro forma stock option expense(5)	(51)	(60)	(69)	(79)

Pro forma net loss	$(287)	$(285)	$(283)	$(281)

Net income (loss) per share:
Historical	$(0.23)	$(0.19)	$(0.17)	$(0.15)
Pro forma income on net investable proceeds:	0.13	0.13	0.13	0.13
Less: pro forma state shares and franchise tax	(0.10)	(0.09)	(0.08)	(0.07)
Less: pro forma employee stock ownership plan adjustment(2)	(0.01)	(0.01)	(0.01)	(0.01)
Less: pro forma recognition and retention plan award expense(3)	(0.03)	(0.03)	(0.03)	(0.03)
Less: pro forma stock option expense(5)	(0.05)	(0.05)	(0.05)	(0.05)

Pro forma net loss per share	$(0.29)	$(0.24)	$(0.21)	$(0.18)

Offering price as a multiple of pro forma net loss per share	nm *	nm *	nm *	nm *

Number of shares used to calculate pro forma net loss per share(6)	979,200	1,152,000	1,324,800	1,523,520

Stockholders’ equity(6):
Historical	$14,057	$14,057	$14,057	$14,057
Estimated net proceeds	9,895	11,744	13,593	15,719
Less: common stock acquired by employee stock ownership plan(2)	(850)	(1,000)	(1,150)	(1,323)
Less: common stock to be acquired by recognition and retention plan(3)	(425)	(500)	(575)	(661)

Pro forma stockholders’ equity	$22,677	$24,301	$25,925	$27,792

Stockholders’ equity per share:
Historical	$13.23	$11.25	$9.78	$8.50
Estimated net proceeds	9.31	9.40	9.46	9.51
Less: common stock acquired by employee stock ownership plan(2)	(0.80)	(0.80)	(0.80)	(0.80)
Less: common stock to be acquired by recognition and retention plan(3)	(0.40)	(0.40)	(0.40)	(0.40)

Pro forma stockholders’ equity per share	$21.34	$19.45	$18.04	$16.81

Offering price as a percentage of pro forma stockholders’ equity per share	46.86%	51.41%	55.43%	59.49%

Number of shares used to calculate pro forma stockholders’ equity per share(6)	1,062,500	1,250,000	1,437,500	1,653,125

(Footnotes begin on the following page)

	At or For the Year Ended December 31, 2007
		1,250,000
	1,062,500	shares sold	1,437,500	1,653,125
	shares sold	at $10.00	shares sold	shares sold
	at $10.00	per share	at $10.00	at $10.00
	per share	(Midpoint	per share	per share(1)
	(Minimum of range)	of range)	(Maximum of range)	(15% above Maximum)
	(Dollars in thousands, except per share amounts)
Gross proceeds	$10,625	$12,500	$14,375	$16,531
Less: estimated offering expenses	(730)	(756)	(782)	(812)

Estimated net proceeds	9,895	11,744	13,593	15,719
Less: common stock acquired by employee stock ownership plan(2)	(850)	(1,000)	(1,150)	(1,323)
Less: common stock to be acquired by recognition and retention plan(3)	(425)	(500)	(575)	(661)

Net investable proceeds	$8,620	$10,244	$11,868	$13,735

Net income (loss):
Historical	$(149)	$(149)	$(149)	$(149)
Pro forma income on net investable proceeds(4)	253	301	349	403
Less: pro forma state shares and franchise tax	(194)	(205)	(215)	(228)
Less: pro forma employee stock ownership plan adjustment(2)	(22)	(26)	(30)	(35)
Less: pro forma recognition and retention plan award expense(3)	(56)	(66)	(76)	(87)
Less: pro forma stock option expense(5)	(102)	(120)	(138)	(158)

Pro forma net loss	$(270)	$(265)	$(259)	$(254)

Net income (loss) per share:
Historical	$(0.15)	$(0.13)	$(0.11)	$(0.10)
Pro forma income on net investable proceeds:	0.26	0.26	0.26	0.26
Less: pro forma state shares and franchise tax	(0.20)	(0.18)	(0.16)	(0.15)
Less: pro forma employee stock ownership plan adjustment(2)	(0.02)	(0.02)	(0.02)	(0.02)
Less: pro forma recognition and retention plan award expense(3)	(0.06)	(0.06)	(0.06)	(0.06)
Less: pro forma stock option expense(5)	(0.10)	(0.10)	(0.10)	(0.10)

Pro forma net loss per share	$(0.27)	$(0.23)	$(0.19)	$(0.17)

Offering price as a multiple of pro forma net loss per share	nm *	nm *	nm *	nm *

Number of shares used to calculate pro forma net loss per share(6)	980,900	1,154,000	1,327,100	1,526,165

Stockholders’ equity(6):
Historical	$14,308	$14,308	$14,308	$14,308
Estimated net proceeds	9,895	11,744	13,593	15,719
Less: common stock acquired by employee stock ownership plan(2)	(850)	(1,000)	(1,150)	(1,323)
Less: common stock to be acquired by recognition and retention plan(3)	(425)	(500)	(575)	(661)

Pro forma stockholders’ equity	$22,928	$24,552	$26,176	$28,043

Stockholders’ equity per share:
Historical	$13.47	$11.45	$9.95	$8.66
Estimated net proceeds	9.31	9.40	9.46	9.51
Less: common stock acquired by employee stock ownership plan(2)	(0.80)	(0.80)	(0.80)	(0.80)
Less: common stock to be acquired by recognition and retention plan(3)	(0.40)	(0.40)	(0.40)	(0.40)

Pro forma stockholders’ equity per share	$21.58	$19.65	$18.21	$16.97

Offering price as a percentage of pro forma stockholders’ equity per share	46.34%	50.89%	54.91%	58.93%

Number of shares used to calculate pro forma stockholders’ equity per share(6)	1,062,500	1,250,000	1,437,500	1,653,125

*	Not meaningful.

(1)	As adjusted to give effect to an increase in the number of shares which could occur due to an increase in the offering range of up to 15% to reflect regulatory considerations, demand for the shares or changes in financial market conditions following commencement of the offering.

(2)	Assumes that the employee stock ownership plan will acquire a number of shares equal to 8.0% of Hibernia Homestead Bancorp’s common stock to be sold in the offering. The employee stock ownership plan will borrow the funds used to acquire these shares from the net proceeds from the offering retained by Hibernia Homestead Bancorp. The amount of this borrowing has been reflected as a reduction from gross proceeds to determine estimated net investable proceeds. This borrowing will have an interest rate equal to the prime rate as published in the Wall Street Journal, which is currently 5.0%, and a term of 25 years. Hibernia Homestead intends to make contributions to the employee stock ownership plan in amounts at least equal to the principal and interest requirement of the
(Footnotes continue on the following page)

debt. Interest income that Hibernia Homestead Bancorp will earn on the loan will offset the interest paid on the loan by Hibernia Homestead. As the debt is paid down, shares will be released for allocation to participants’ accounts and stockholders’ equity will be increased.

The adjustment to pro forma net income for the employee stock ownership plan reflects the after-tax compensation expense associated with the plan, based on an assumed effective tax rate of 34.0%. Applicable accounting principles require that compensation expense for the employee stock ownership plan be based upon shares committed to be released and that unallocated shares be excluded from earnings per share computations. An equal number of shares (1/25 of the total, based on a 25-year loan) will be released each year over the term of the loan. The valuation of shares committed to be released would be based upon the average market value of the shares during the year, which, for purposes of this calculation, was assumed to be equal to the $10.00 per share purchase price. If the average market value per share is greater than $10.00 per share, total employee stock ownership plan expense would be greater.

(3)	Assumes that Hibernia Homestead Bancorp will purchase in the open market a number of shares equal to 4.0% of Hibernia Homestead Bancorp’s common stock to be sold in the offering, that will be reissued as restricted stock awards under the recognition and retention plan proposed to be adopted following the offering. Repurchases are assumed to be funded with cash on hand at Hibernia Homestead Bancorp. The cost of these shares has been reflected as a reduction from gross proceeds to determine estimated net investable proceeds. In calculating the pro forma effect of the restricted stock awards, it is assumed that the required stockholder approval has been received, that the shares used to fund the awards were acquired at the beginning of the respective period and that the shares were acquired at the $10.00 per share purchase price. The issuance of authorized but unissued shares of common stock instead of shares repurchased in the open market would dilute the ownership interests of existing stockholders, by approximately 3.8%.

The adjustment to pro forma net income for the restricted stock awards reflects the after-tax compensation expense associated with the awards. It is assumed that the fair market value of a share of Hibernia Homestead Bancorp common stock was $10.00 at the time the awards were made, that all shares were granted in the first year after the offering, that shares of restricted stock issued under the recognition and retention plan vest over a five-year period, or 20.0% per year, that compensation expense is recognized on a straight-line basis over each vesting period so that 20.0% of the value of the shares awarded was an amortized expense during each year, and that the combined federal and state income tax rate was 34.0%. If the fair market value per share is greater than $10.00 per share on the date shares are awarded under the recognition and retention plan, total recognition and retention plan expense would be greater.

(4)	Pro forma net income on net investable proceeds is equal to the net proceeds less the cost of acquiring shares in the open market at the $10.00 per share purchase price to fund the employee stock ownership plan and the restricted stock awards under the recognition and retention plan multiplied by the after-tax reinvestment rate. The after-tax reinvestment rate for the six months ended June 30, 2008 is equal to 2.85%, based on the following assumptions: combined federal and state income tax rate of 34.0% and a pre-tax reinvestment rate of 4.32%. The after-tax reinvestment rate for the year ended December 31, 2007 is equal to 2.94%, based on the following assumptions: combined federal and state income tax rate of 34.0% and a pre-tax reinvestment rate of 4.45%.

(5)	The adjustment to pro forma net income for stock options reflects the compensation expense associated with the stock options that may be granted under the new stock option plan to be adopted following the conversion. If the new stock option plan is approved by stockholders, a number of shares equal to 10.0% of Hibernia Homestead Bancorp’s common stock to be sold in the offering will be reserved for future issuance upon the exercise of stock options that may be granted under the plan. Using the Black-Scholes option-pricing formula, each option is assumed to have a value of $5.23 based on the following assumptions: exercise price, $10.00; trading price on date of grant, $10.00; dividend yield, zero; expected life, 10 years; expected volatility, 33.46%; and risk-free interest rate, 3.99%. Finally, we assumed that 25.0% of the stock options were non-qualified options granted to directors, resulting in a tax benefit (at an assumed rate of 34.0%) for a deduction equal to the grant date fair value of the options. It is assumed that all stock options were granted in the first year after the offering, that stock options granted under the stock option plan vest over a five-year period, or 20.0% per year, that compensation expense is recognized on a straight-line basis over each vesting period so that 20.0% of the value of the options awarded was an amortized expense during each year. If the fair market value per share is different than $10.00 per share on the date options are awarded under the stock option plan, or if the assumptions used in the option-pricing formula are different from those used in preparing this pro forma data, the value of the stock options and the related expense would be different.

Applicable accounting standards do not prescribe a specific valuation technique to be used to estimate the fair value of employee stock options. Hibernia Homestead Bancorp may use a valuation technique other than the Black-Scholes option-pricing formula and that technique may produce a different value. The issuance of authorized but unissued shares of common stock to satisfy option exercises instead of shares repurchased in the open market would dilute the ownership interests of existing stockholders by approximately 9.1%.

(6)	The number of shares used to calculate pro forma net income per share is equal to the total number of shares to be outstanding upon completion of the offering, less the number of shares purchased by the employee stock ownership plan not committed to be released within one year following the offering. The number of shares used to calculate pro forma stockholders’ equity per share is equal to the total number of shares to be outstanding upon completion of the offering.

MANAGEMENT’S DISCUSSION AND ANALYSIS
OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
     This section is intended to help potential investors understand the financial performance of Hibernia Homestead Bank through a discussion of the factors affecting our financial condition and our consolidated results of operations. This section should be read in conjunction with the financial statements and notes to the financial statements that appear elsewhere in this prospectus. Hibernia Homestead Bancorp has not yet commenced operations and has engaged in only minimal organizational activities at June 30, 2008, therefore the information reflected in this section reflects the financial performance of Hibernia Homestead Bank. In this section, we sometimes refer to Hibernia Homestead Bank and Hibernia Homestead Bancorp together as “Hibernia Homestead” since the financial condition and results of operation of Hibernia Homestead Bancorp will closely reflect the financial condition and results of operation of its subsidiary, Hibernia Homestead Bank.
     Following the completion of the conversion and offering, we anticipate that our non-interest expense will increase as a result of the increased costs associated with managing a public company, increased compensation expenses associated with the purchases of shares of common stock by our employee stock ownership plan, and the adoption of one or more stock-based benefit plans, if such plans are approved by Hibernia Homestead Bancorp’s shareholders.
Overview
     Our profitability depends primarily on net interest income, which is the difference between interest income earned on interest-earning assets, principally loans, and interest expense paid on interest-bearing liabilities, principally deposits. Net interest income is dependent upon the level of interest rates and the extent to which such rates are changing. Hibernia Homestead’s profitability also depends, to a lesser extent, on interest-earning deposits in other institutions, non-interest income, borrowings from the Federal Home Loan Bank of Dallas, provision for loan losses, non-interest expenses and federal income taxes. For the six months ended June 30, 2008, Hibernia Homestead Bank had a net loss of $224,000 compared to a net loss of $99,000 for the six months ended June 30, 2007. Our net loss in recent periods primarily has been due to reduced net interest income and increases in non-interest expense. Hibernia Homestead Bank’s high non-interest expense in recent periods was primarily a result of the implementation of our business strategy to become a full-service bank by hiring two senior loan officers, establishing online banking and debit cards, joining an ATM network in our market area and additional marketing expense. In addition, we incurred a one-time charge in 2006 for the termination of our pension plan.
     Historically, we have operated as a traditional thrift relying almost exclusively on long-term, fixed rate single-family residential mortgage loans to generate interest income. Typically, single-family loans involve a lower degree of risk and carry a lower yield than commercial real estate, construction, commercial business and consumer loans. Our loans are primarily funded by certificates of deposit, which typically have a higher interest rate than passbook accounts. At June 30, 2008, certificates of deposit amounted to 63.5% of total deposits compared to 63.9% and 61.3% of total deposits at December 31, 2007 and 2006, respectively. The increase in certificates of deposit has resulted in lower interest rate spreads in fiscal 2007 compared to fiscal 2006, however, our interest rate spread has increased 34 basis points in the first six months of 2008 compared to the first six months of 2007. Although we will attempt to diversify into other deposit products following the conversion in order to improve our net interest margin, we anticipate that certificates of deposit will continue to be a primary source of funding for our assets in the near term.
     Our results of operations are also significantly affected by general economic and competitive conditions, particularly with respect to changes in interest rates, government policies and actions of regulatory authorities. Future changes in applicable law, regulations or government policies may materially affect our financial condition and results of operations. See “Risk Factors” beginning on page     .
Business Strategy
     Our business strategy is focused on operating a growing and profitable community-oriented financial institution. Below are certain of the highlights of our business strategy:

•	Growing Our Loan Portfolio by Adding Commercial Real Estate Loans. Following the conversion, we plan to begin originating commercial real estate loans secured by owner-occupied commercial real estate and investment real estate with strong guarantor support. We plan to develop full service banking relationships with small- and medium-sized businesses in our local market area. As a local community bank with a senior management team that has significant commercial banking experience in the New Orleans metropolitan area, Hibernia Homestead is positioned to more effectively meet the commercial banking needs of local businesses that are currently underserved as the result of consolidation of their banking relationship into larger financial institutions that place more of an emphasis on developing large commercial banking relationships. Hibernia Homestead’s ability to provide small- and medium-sized commercial banking customers with local decision-making and superior service will be a core marketing focus in competing for commercial real estate loans and deposits. The Board’s and senior management’s ties to the local business community and previous commercial banking relationships will also support implementation of the commercial banking strategy. We will continue to pursue residential lending which we expect will also be a potential source of core deposit growth, as we will emphasize developing a full service banking relationship with all of our loan customers.

•	Growing our Retail Core Deposits. We plan to grow our retail deposits by emphasizing transactional deposit accounts. Growth of retail core deposits will be pursued through offering products and services that meet the full service banking needs of all age groups and developing more of a sales culture in the branches. The ability to attract and retain core deposits should also be enhanced by Hibernia Homestead’s recent affiliation with Community Cash network. As part of the Community Cash network, customers of Hibernia Homestead have access to over 150 ATMs in the area with no service fee. Advertising, promotions and offering attractive rates on certain transaction accounts may also be utilized as means to increase retail core deposits. We plan to grow our checking accounts through the introduction of more competitive checking account products and services, including PC banking for commercial accounts, as well as emphasizing cross-selling cash management services to a growing base of commercial loan customers.

•	Maintaining High Asset Quality. Even with the lingering effects of Hurricane Katrina from 2005, we continue to maintain exceptional levels of asset quality. At June 30, 2008, we had no non-performing loans in our portfolio. We attribute our high asset quality to our prudent and conservative underwriting practices, and we intend to maintain high asset quality after the offering even as we grow Hibernia Homestead Bank.

•	Continuing to Provide Exceptional Customer Service. As a community oriented savings bank, we take pride in providing exceptional customer service as a means to attract and retain customers. We deliver personalized service to our customers that distinguishes us from the large regional banks operating in our market area. Our management team has strong ties to, and deep roots in, the community. We believe that we know our customers’ banking needs and can respond quickly to address them.
Critical Accounting Policies
     In reviewing and understanding financial information for Hibernia Homestead, you are encouraged to read and understand the significant accounting policies used in preparing our financial statements. These policies are described in Note 1 of the notes to our financial statements. The accounting and financial reporting policies of Hibernia Homestead conform to accounting principles generally accepted in the United States of America and to general practices within the banking industry. Accordingly, the consolidated financial statements require certain estimates, judgments, and assumptions, which are believed to be reasonable, based upon the information available. These estimates and assumptions affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of income and expenses during the periods presented. The following accounting policies comprise those that management believes are the most critical to aid in fully understanding and evaluating our reported financial results. These policies require numerous estimates or economic assumptions that may prove inaccurate or may be subject to variations which may significantly affect our reported results and financial condition for the period or in future periods.

     Allowance for Loan Losses. The allowance for loan losses is maintained at a level to provide for probable credit losses related to specifically identified loans and for losses inherent in the loan portfolio that have been incurred as of the balance sheet date. The reserve is comprised of specific reserves and a general reserve. Specific reserves are assessed for each loan that is reviewed for impairment or for which a probable loss has been identified. The reserve related to loans that are identified as impaired is based on discounted expected future cash flows using the loan’s initial effective interest rate, the observable market value of the loan, or the estimated fair value of the collateral for certain collateral dependent loans. Factors contributing to the determination of specific reserves include the financial condition of the borrower, changes in the value of pledged collateral and general economic conditions. General reserves are established based on historical charge-offs considering factors that include risk rating, concentrations and loan type. For the general reserve, management also considers trends in delinquencies and non-accrual loans, concentrations, volatility of risk ratings and the evolving mix in terms of collateral, relative loan size and the degree of seasoning within the various loan products.
     Changes in underwriting standards, credit administration and collection policies, regulation and other factors which affect the credit quality and collectability of the loan portfolio also impact the reserve levels. The reserve for loan losses is based on management’s estimate of probable credit losses inherent in the loan portfolio; actual credit losses may vary from the current estimate. The reserve for loan losses is reviewed periodically, taking into consideration the risk characteristics of the loan portfolio, past charge-off experience, general economic conditions and other factors that warrant current recognition. As adjustments to the reserve for loan losses become necessary, they are reflected as a provision for loan losses in current-period earnings. Actual loan charge-offs are deducted from and subsequent recoveries of previously charged-off loans are added to the reserve.
     Income Taxes. Deferred income tax assets and liabilities are determined using the liability (or balance sheet) method. Under this method, the net deferred tax asset or liability is determined based on the tax effects of the temporary differences between the book and tax bases of the various assets and liabilities and gives current recognition to changes in tax rates and laws. Realizing our deferred tax assets principally depends upon our achieving projected future taxable income. We may change our judgments regarding future profitability due to future market conditions and other factors. We may adjust our deferred tax asset balances if our judgments change.
Comparison of Financial Condition at June 30, 2008 and December 31, 2007
     Hibernia Homestead Bank’s total assets increased by $644,000, or 1.3%, to $50.8 million at June 30, 2008 compared to $50.2 million at December 31, 2007. During the first six months of 2008, the largest increases in our assets were in cash and cash equivalents, which increased $2.1 million and were offset by a decrease of $2.4 million in investment securities available for sale. The increase in cash and cash equivalents as of June 30, 2008 was due in part to a significant amount of deposits received on such date as a result of normal deposit inflows. Included in cash and cash equivalents at June 30, 2008 was $600,000 in Federal Funds Sold as compared to none at December 31, 2007. The average balance of cash and cash equivalents, for the six months ended June 30, 2008 was $868,000, as compared to $918,000 for the year ended December 31, 2007.
     Loans receivable, net, increased by $117,000, or 0.4%, to $29.6 million at June 30, 2008 compared to $29.4 million at December 31, 2007. During the first six months of 2008 our total loan originations amounted to $2.5 million and loan principal payments were $2.4 million. The increase in loans receivable, net, was primarily due to increases in commercial loans secured by real estate of $100,000, residential construction and land loans of $98,000 and home equity lines of credit of $32,000. Such increases were partially offset by decreases of $81,000 in second mortgage residential loans and $31,000 in one-to four-family residential loans. The changes for the first six months of 2008 reflect management’s implementation of its plan to diversify the loan portfolio.
     Investment securities available for sale amounted to $12.6 million at June 30, 2008 compared to $15.0 million at December 31, 2007, a decrease of $2.4 million, or 16.3%. The decrease in investment securities at June 30, 2008 was due to maturities of $707,000 and paydowns received during the six-month period.

     Total liabilities increased $900,000, or 2.5% at June 30, 2008, to $36.8 million compared to $35.9 million at December 31, 2007. Deposits increased by $1.6 million, or 4.6%, to $36.3 million at June 30, 2008, compared to $34.7 million at December 31, 2007, which reflected normal deposit inflows during the period. The average balance of deposits, however, decreased to $34.8 million for the six months ended June 30, 2008 from $37.4 million for the prior year period. We did not hold any Federal Home Loan Bank (“FHLB”) advances at June 30, 2008 compared to $600,000 of FHLB advances at December 31, 2007 as we implemented our strategy to manage interest rate risk by paying down higher cost borrowings.
     Total equity amounted to $14.1 million at June 30, 2008 compared to $14.3 million at December 31, 2007, a decrease of $251,000, or 1.8%. The reason for the decrease in our total equity was a net loss of $224,000 for the first six months of 2008 and an increase in accumulated other comprehensive loss of $27,000.
Comparison of Financial Condition at December 31, 2007 and December 31, 2006
     Hibernia Homestead’s total assets decreased $4.9 million or 8.9% to $50.2 million at December 31, 2007 compared to $55.1 million at December 31, 2006. This decrease was primarily due to decreases in available for sale investment securities and to a lesser extent cash and cash equivalents, prepaid income taxes and accrued interest receivable.
     Investment securities available for sale decreased $4.7 million, or 23.7%, at December 31, 2007 from $19.7 million at December 31, 2006. Cash and cash equivalents decreased $281,000 or 77.3% to $83,000 at December 31, 2007 compared to $364,000 at December 31, 2006 primarily as a result of a decrease in non-interest-earning demand deposits with other banks of $283,000. The decrease in investment securities was due to maturities, scheduled payments and pre-payments of mortgage-backed securities during fiscal 2007.
     Loans receivable, net, increased $64,000 or 0.2% at December 31, 2007 compared to December 31, 2006. The increase in loans receivable, net was due primarily to an increase in residential construction loans of $526,000 from fiscal 2006 partially offset by a $518,000, or 1.8%, decrease in one- to four-family residential loans and $17,000 decrease in multi-family residential loans.
     Total liabilities decreased $4.9 million or 12.0% to $35.9 million at December 31, 2007 compared to $40.8 million at December 31, 2006, due primarily to a decrease in interest-bearing deposits of $3.3 million and a decrease of $1.4 million in FHLB advances. Hibernia Homestead had FHLB advances of $600,000 at December 31, 2007.
     Total equity decreased $3,000 to $14.3 million at December 31, 2007 compared to December 31, 2006, due to a net loss of $149,000 partially offset by an increase in other comprehensive income of $146,000 for the year ended December 31, 2007.
     Summary of Material Changes in Financial Condition at December 31, 2007 and December 31, 2006. Management considered the reduced loan growth in conjunction with our interest rate risk policy when determining to sell investment securities of $2.0 million at no gain or loss to repay borrowings of $1.4 million from the Federal Home Loan Bank of Dallas during fiscal 2007. The increase in loans receivable, net, at December 31, 2007 compared to December 31, 2006 was primarily funded by proceeds from the sale of investment securities.
     The decrease in interest-bearing deposits of $3.3 million or 8.8% from December 31, 2006 to December 31, 2007 was due to decreases in certificates of deposit, passbook savings, statement savings accounts, checking and money market accounts. Certificate accounts decreased $1.2 million, or 5.2%, at December 31, 2007 compared to December 31, 2006. Passbook savings and statement savings accounts decreased by $1.2 million at December 31, 2007 compared to December 31, 2006. Checking and money market accounts decreased by $825,000 and $190,000, respectively. Management attributes the decrease in all types of deposit accounts during fiscal 2007 to our strategy to manage interest rate risk by not aggressively competing for deposits.
     The increase in loans receivable, net, was primarily due to an increase in residential construction loans of $526,000, or 161.8%, from December 31, 2006 to December 31, 2007 as well as a $52,000 increase in home equity lines of credit from December 31, 2006 to December 31, 2007.

Our portfolio of residential construction loans increased in fiscal 2007 in connection with the deployment of funds for rebuilding after Hurricane Katrina. During fiscal 2007, we also initiated a new home equity line of credit product.
Comparison of Operating Results for the Six Months Ended June 30, 2008 and 2007
     General. For the six months ended June 30, 2008, Hibernia Homestead Bank had a net loss of $224,000 compared to a net loss of $99,000 for the first six months of 2007. Our results in the 2008 period reflect in part a reduction in the average balance of interest-earning assets which has offset, in whole or in part, the increase in our net interest margin for the six months ended June 30, 2008. In addition, our non-interest expenses increased for both the 2007 and 2008 periods. Our net interest margin increased by 32 basis points to 3.08% for the six months ended June 30, 2008 compared to 2.79% for the six months ended June 30, 2007 while our average interest rate spread improved to 2.39% for the six months ended June 30, 2008 compared to 2.06% for the six months ended June 30, 2007. During the first six months of 2008, the average rate paid on certificates of deposit decreased 49 basis points from 4.69% for the six months ended June 30, 2007 to 4.20% for the six months ended June 30, 2008. Lower rates on certificates of deposit during the six months ended June 30, 2008 reflect general interest rate declines during the period and management’s decision not to aggressively compete for certificate deposits. We also repaid $600,000 of Federal Home Loan Bank advances during the six month period as part of our continuing strategy to manage our interest rate risk by paying down higher cost borrowings.
     Net Interest Income. Net interest income amounted to $667,000 for the six months ended June 30, 2008 compared to $652,000 for the six months ended June 30, 2007. The $15,000 or 2.3% increase was primarily due to a $102,000 decrease in interest expense partially offset by a $87,000 decrease in interest income.
     The average interest rate spread increased from 2.06% for the six months ended June 30, 2007 to 2.39% for the six months ended June 30, 2008 while average net interest-earning assets decreased from $9.6 million to $9.1 million during the same periods. Average interest-earning assets to average interest-bearing liabilities increased from 125.42% for the six months ended June 30, 2007 to 126.50% for the six months ended June 30, 2008. The increase in the average interest rate spread reflects the decrease in average rate paid on interest-bearing liabilities from 3.41% for the six months ended June 30, 2007 to 3.12% for the six months ended June 30, 2008 primarily as a result of the decrease in average balance and average rate paid on advances from the Federal Home Loan Bank of Dallas and certificates of deposit, partially offset by an increase in the rate paid on savings, NOW and money market accounts. Net interest margin increased 29 basis points from 2.79% to 3.08% for the six months ended June 30, 2007 and 2008, respectively, primarily due to a decrease of 29 basis points in the average rate paid on interest-bearing liabilities and an increase of 4 basis points in the average yield on interest-earning assets for the periods.
     Interest income decreased by $87,000 or 6.7% to $1.2 million for the six months ended June 30, 2008 compared to $1.3 million for the six months ended June 30, 2007. Such decrease was primarily due to a decrease in the average balance of investment securities from $17.8 million for the six months ended June 30, 2007 to $14.2 million for the six months ended June 30, 2008 combined with a decrease in the average yield on such investment securities.
     Interest expense decreased by $102,000 or 16.0% to $535,000 for the six months ended June 30, 2008 compared to the six months ended June 30, 2007 primarily as a result of a decrease in the average rate and average balance of certificates of deposit and average balance and rate on advances from the Federal Home Loan Bank of Dallas. Such decrease in average balances was due to management’s strategy to pay down higher cost borrowings and not aggressively competing for deposits as a means of managing interest rate risk.
     We made no provision for loan losses in the six months ended June 30, 2008 or 2007. We had no charge-offs during the six month periods ended June 30, 2008 or 2007. At June 30, 2008 and June 30, 2007, we had no non-performing assets and our allowance for loan losses amounted to $273,000. To the best of management’s knowledge, the allowance is maintained at a level believed to cover all known and inherent losses in the loan portfolio, both probable and reasonable to estimate.
     Non-Interest Income. Non-interest income, which consists of rental income, fees and service charges, and realized gains and losses on investments amounted to $84,000 for the six months ended June 30, 2008, a decrease of $8,000 or 8.7% compared to non-interest income of $92,000 for the six months ended June 30, 2007.

     Non-Interest Expense. Non-interest expense increased by $197,000, or 22.0% to $1.1 million for the six months ended June 30, 2008, compared to $894,000 for the six months ended June 30, 2007. The increase was primarily the result of a $67,000 increase in advertising expense, a $40,000 increase in salaries and employee benefits expense, a $39,000 increase in professional fees and a $19,000 increase in supplies and stationery expense the first six months of 2008 compared to 2007. Advertising expense of $92,000 was accrued in the first six months of 2008 in connection with the planned implementation of new products and services and the change in Hibernia Homestead Bank’s name. During the first six months of 2008, Hibernia Homestead incurred additional salaries and benefits expense as a result of the hiring a senior commercial loan officer in early 2008 and a senior vice president of retail banking in late 2007. Professional fees and supplies and stationery expense increased $39,000 and $19,000, respectively, for the first six months of 2008 compared to the same period in 2007 due primarily to Hibernia Homestead’s conversion to a state chartered savings bank and simultaneous name change during the 2008 period.
     Income Tax Benefit. The income tax benefit amounted to $116,000 and $51,000 for the six months ended June 30, 2008 and 2007, respectively.
Comparison of Operating Results for the Years Ended December 31, 2007 and 2006
     General. Hibernia Homestead’s net loss amounted to $149,000 for the year ended December 31, 2007, a decrease of $417,000 or 73.7% compared to net loss of $566,000 for the year ended December 31, 2006. This decrease was primarily due to a decrease in non-interest expense of $886,000, partially offset by an increase in interest expense. Non-interest expense was higher in fiscal 2006 primarily as a result of our decision to terminate our pension plan and the additional pension cost incurred therewith during the year ended December 31, 2006.
     Net Interest Income. Net interest income amounted to $1.3 million for the year ended December 31, 2007 compared to $1.6 million for the year ended December 31, 2006. The $311,000 or 19.6% decrease was primarily due to an increase in interest expense on deposits which was partially offset by an increase in interest income on residential mortgage loans.
     The average interest rate spread declined from 2.75% for the year ended December 31, 2006 to 2.05% for the year ended December 31, 2007 while average net interest-earning assets declined from $10.7 million to $9.5 million during the same periods. Average interest-earning assets to average interest-bearing liabilities decreased from 128.82% for the year ended December 31, 2006 to 126.02% for the year ended December 31, 2007. The decrease in the average interest rate spread reflects the increase in average rate paid on interest-bearing liabilities from 2.47% in fiscal 2006 to 3.43% in fiscal 2007 as a result of the increase in average balance of certificate of deposit accounts combined with a decrease in the average balance of passbook and statement savings accounts, NOW and money market accounts. Net interest margin decreased 54 basis points from 3.30% to 2.76% at December 31, 2006 and 2007, respectively, primarily due to an increase of 96 basis points in the average rate paid on interest-bearing liabilities compared to an increase of 26 basis points in the average yield on interest-earning assets for the periods.
     Interest income increased by $26,000 or 1.0% to $2.5 million for the year ended December 31, 2007 compared to the year ended December 31, 2006. Such increase was primarily due to an increase in the average balance of loans receivable from $23.4 million for the year ended December 31, 2006 to $29.0 million for the year ended December 31, 2007 combined with an increase in the average yield on such loans. The increase in the average yield on loans from 5.96% in fiscal 2006 to 6.10% in fiscal 2007 reflects changes in the market rates of interest during fiscal 2007.
     Interest expense increased by $337,000 or 36.6% to $1.3 million for the year ended December 31, 2007 compared to the year ended December 31, 2006 primarily as a result of an increase in the average rate and average balance of certificate of deposit accounts. Such increase in average balance is due to consumer preferences for certificates of deposit in the rising interest rate environment then existing.
     Non-Interest Income. Non-interest income, which consists of rental income, fees and service charges, and realized gains and losses on investments, amounted to $186,000 for the year ended December 31, 2007, a decrease of $5,000 or 2.6% compared to non-interest income of $191,000 for the year ended December 31, 2006.

     Non-Interest Expense. Non-interest expense decreased by $886,000, or 33.6% to $1.7 million for the year ended December 31, 2007, compared to $2.6 million for the year ended December 31, 2006. The decrease was primarily the result of an $830,000 decrease in salaries and employee benefits expense, as well as a $171,000 decrease in advertising expense in fiscal 2007 compared to 2006. During fiscal 2006, Hibernia Homestead incurred $613,000 of net periodic pension cost related to the defined benefit pension plan. Hibernia Homestead is continuing the process of terminating the pension plan, however, we do not expect to incur additional expense in connection with the termination. Advertising expense of $221,000 was incurred in fiscal 2006 in connection with the advertisement of loan products for one- to four-family residential mortgage loans during the fiscal year.
     Income Tax Benefit. The income tax benefit amounted to $139,000 and $292,000 for the fiscal years ended December 31, 2007 and 2006, respectively.
     Average Balances, Net Interest Income, and Yields Earned and Rates Paid. The following tables show for the periods indicated the total dollar amount of interest from average interest-earning assets and the resulting yields, as well as the interest expense on average interest-bearing liabilities, expressed both in dollars and rates, and the net interest margin. As Hibernia Homestead owned no tax-exempt securities during the periods presented, no yield adjustments were made. All average balances are based on daily averages.

	Six Months Ended June 30,
	2008			2007
			Average			Average-
	Average		Yield/	Average		Yield/
	Balance	Interest	Rate(1)	Balance	Interest	Rate
	(Dollars in thousands)
Interest-earning assets:
Loans receivable(1)	$29,037	$889	6.13	$29,071	$885	6.09%
Investment securities	14,217	308	4.33	17,785	396	4.46
Other interest-earning assets	365	5	2.60	301	8	5.07

Total interest-earning assets	43,619	1,202	5.51%	47,157	1,289	5.47%

Non-interest-earning assets	6,386			5,875

Total assets	$50,005			$53,032

Interest-bearing liabilities:
Savings, NOW and money market accounts	11,809	63	1.07%	13,285	68	1.04%
Certificates of deposit	22,328	467	4.20	23,372	544	4.69

Total deposits	34,137	530	3.12	36,657	612	3.37
FHLB advances	344	6	3.24	943	25	5.23

Total interest-bearing liabilities	34,481	535	3.12%	37,600	637	3.41%

Non-interest-bearing liabilities	1,201			1,181

Total liabilities	35,682			38,781
Retained earnings	14,323			14,251

Total liabilities and retained earnings	$50,005			$53,032

Net interest-earning assets	$9,137			$9,558

Net interest income; average interest rate spread		$667	2.39%		$652	2.06%

Net interest margin(2)			3.08%			2.79%

Average interest-earning assets to average interest-bearing liabilities			126.50%			125.42%

(1)	Calculated net of deferred fees and discounts, loans in process and allowance for loan losses.

(2)	Equals net interest income divided by average interest-earning assets.

	Year Ended December 31,
	2007			2006
			Average			Average
	Average		Yield/	Average		Yield/
	Balance	Interest	Rate(1)	Balance	Interest	Rate
	(Dollars in thousands)
Interest-earning assets:
Loans receivable(1)	$28,988	$1,768	6.10%	$23,389	$1,393	5.96%
Investment securities	16,662	738	4.43	21,757	980	4.50
Other interest-earning assets	511	25	4.95	2,840	132	4.65

Total interest-earning assets	46,161	2,531	5.48%	47,986	2,505	5.22%

Non-interest-earning assets	5,921			5,746

Total assets	$52,082			$53,732

Interest-bearing liabilities:
Savings, NOW and money market accounts	12,701	134	1.06%	16,275	158	0.97%
Certificates of deposit	23,369	1,095	4.68	20,121	718	3.57

Total deposits	36,070	1,229	3.41	36,396	876	2.41
FHLB advances	559	29	5.17	855	45	5.30

Total interest-bearing liabilities	36,629	1,258	3.43%	37,251	921	2.47%

Non-interest-bearing liabilities	1,224			1,649

Total liabilities	37,853			38,900
Retained earnings	14,229			14,832

Total liabilities and retained earnings	$52,082			$53,732

Net interest-earning assets	$9,532			$10,735

Net interest income; average interest rate spread		$1,273	2.05%		$1,584	2.75%

Net interest margin(2)			2.76%			3.30%

Average interest-earning assets to average interest-bearing liabilities			126.02%			128.82%

(1)	Calculated net of deferred fees and discounts, loans in process and allowance for loan losses.

(2)	Equals net interest income divided by average interest-earning assets.
     Rate/Volume Analysis. The following table shows the extent to which changes in interest rates and changes in volume of interest-earning assets and interest-bearing liabilities affected our interest income and expense during the periods indicated. For each category of interest-earning assets and interest-bearing liabilities, information is provided on changes attributable to (1) changes in rate, which is the change in rate multiplied by prior year volume, and (2) changes in volume, which is the change in volume multiplied by prior year rate. The combined effect of changes in both rate and volume has been allocated proportionately to the change due to rate and the change due to volume.

	Six Months Ended June 30,			Year Ended December 31,			Year Ended December 31,
	2008 compared to 2007			2007 compared to 2006			2006 compared to 2005
	Increase (Decrease) Due to			Increase (Decrease) Due to			Increase (Decrease) Due to
			Total			Total			Total
			Increase			Increase			Increase
	Rate	Volume	(Decrease)	Rate	Volume	(Decrease)	Rate	Volume	(Decrease)
	(In thousands)
Interest income:
Loans receivable	$5	$(1)	$4	$42	$333	$375	$(3)	$401	$398
Investment securities	(9)	(79)	(88)	(12)	(229)	(242)	(155)	(252)	(97)
Other interest-earning assets	(5)	2	(3)	1	(109)	(107)	44	(48)	(4)

Total interest income	(9)	(78)	(87)	31	(5)	26	196	101	297

Interest expense:
Savings, NOW and money market accounts	2	(7)	(5)	12	(35)	(23)	(5)	(9)	(14)
Certificates of deposit	(53)	(24)	(77)	260	116	376	253	(23)	230

Total deposits	(51)	(31)	(82)	272	81	353	248	(32)	216
FHLB advances	(3)	(17)	(20)	(1)	(15)	(16)	—	45	45

Total interest expense	(54)	(48)	(102)	271	66	337	248	13	261

Increase (decrease) in net Interest income	$45	$(30)	$15	$(240)	$(71)	$(311)	$(52)	$88	$36

     Provision for Loan Losses. The allowance for loan losses is established through a provision for loan losses charged to earnings as losses are estimated to have occurred in our loan portfolio. The allowance for loan losses is maintained at a level to provide for probable credit losses related to specifically identified loans and for losses inherent in the loan portfolio that have been incurred as of the balance sheet date. The reserve is comprised of specific reserves and a general reserve.
     Specific reserves are assessed for each loan that is reviewed for impairment or for which a probable loss has been identified. The reserve related to loans that are identified as impaired is based on discounted expected future cash flows using the loan’s initial effective interest rate, the observable market value of the loan, or the estimated fair value of the collateral for certain collateral dependent loans. Factors contributing to the determination of specific reserves include the financial condition of the borrower, changes in the value of pledged collateral and general economic conditions. General reserves are established based on historical charge-offs considering factors that include risk rating, concentrations and loan type. For the general reserve, management also considers trends in delinquencies and non-accrual loans, concentrations, volatility of risk ratings and the evolving mix in terms of collateral, relative loan size and the degree of seasoning within the various loan products.
     Changes in underwriting standards, credit administration and collection policies, regulation and other factors which affect the credit quality and collectability of the loan portfolio also impact the reserve levels. The reserve for loan losses is based on management’s estimate of probable credit losses inherent in the loan portfolio; actual credit losses may vary from the current estimate. The reserve for loan losses is reviewed periodically, taking into consideration the risk characteristics of the loan portfolio, past charge-off experience, general economic conditions and other factors that warrant current recognition. As adjustments to the reserve for loan losses become necessary, they are reflected as a provision for loan losses in current-period earnings. Actual loan charge-offs are deducted from and subsequent recoveries of previously charged-off loans are added to the reserve.
     No provision was made to the allowance during the six months ended June 30, 2008 or during fiscal 2007 or fiscal 2006. To the best of management’s knowledge, the allowance is maintained at a level believed to cover all known and inherent losses in the loan portfolio, both probable and reasonable.
     In 2005, Hurricane Katrina affected the residents and businesses within Hibernia Homestead’s market area. The adverse financial impacts of this event on the Hibernia Homestead’s loan portfolio were recognized at that time. Management continues to closely monitor the loan portfolio, and no substantial additional losses directly related to Hurricane Katrina have been experienced to date. However, the extent to which the still affected areas within Hibernia Homestead’s market eventually recover is unknown at this time as are the ultimate adverse additional impacts that might have, if any, on Hibernia Homestead’s loan portfolio.
Exposure to Changes in Interest Rates
     Hibernia Homestead’s ability to maintain net interest income depends upon its ability to earn a higher yield on assets than the rates it pays on deposits and borrowings. Hibernia Homestead’s interest-earning assets consist primarily of residential mortgage loans which have fixed rates of interest and terms up to 30 years. Hibernia Homestead’s interest-bearing liabilities primarily consist of higher rate certificates of deposit rather than other types of deposit products. Consequently, Hibernia Homestead’s ability to maintain a positive spread between the interest earned on assets and the interest paid on deposits and borrowings can be adversely affected when market rates of interest rise. At June 30, 2008 and 2007, certificates of deposit amounted to $23.1 million and $23.9 million, respectively, or 45.4% and 45.8%, respectively, of total assets at such dates.
     Gap Analysis. The matching of assets and liabilities may be analyzed by examining the extent to which such assets and liabilities are “interest rate sensitive” and by monitoring a bank’s interest rate sensitivity “gap.” An asset and liability is said to be interest rate sensitive within a specific time period if it will mature or reprice within that time period. The interest rate sensitivity gap is defined as the difference between the amount of interest-earning assets maturing or repricing within a specific time period and the amount of interest-bearing liabilities maturing or repricing within that same time period. A gap is considered positive when the amount of interest rate sensitive assets exceeds the amount of interest rate sensitive liabilities. A gap is considered negative when the amount of interest rate sensitive liabilities exceeds the amount of interest rate sensitive assets. During a period of rising interest rates, a negative gap would tend to affect adversely net interest income while a positive gap would tend to result in an increase in net interest income.

Conversely, during a period of falling interest rates, a negative gap would tend to result in an increase in net interest income while a positive gap would tend to affect adversely net interest income. Our one-year cumulative gap was a negative 26% at June 30, 2008. We have become more liability sensitive in 2008 mainly as a result of increases in our short-term repricing deposits, primarily short-term certificates of deposit. Partially for this reason, we continue to remain focused on maintaining and growing our base of core deposits, which are less interest-rate sensitive. Part of the reason that we determined to begin originations of commercial real estate loans, which generally have shorter terms to maturity than single-family residential mortgage loans and are more likely to have floating or adjustable rates of interest, was to increase the amount of our interest rate sensitive assets in the one- to three-year time horizon. By increasing the amount of our interest rate sensitive assets in the one-to three-year time horizon, we felt that we better positioned ourselves to benefit from a rising interest rate environment because the average interest rates on our loans would increase as general market rates of interest were increasing.
     The following table sets forth the amounts of our interest-earning assets and interest-bearing liabilities outstanding at June 30, 2008, which we expect, based upon certain assumptions, to reprice or mature in each of the future time periods shown (the “GAP Table”). Except as stated below, the amount of assets and liabilities shown which reprice or mature during a particular period were determined in accordance with the earlier of term to repricing or the contractual maturity of the asset or liability. The table sets forth an approximation of the projected repricing of assets and liabilities at June 30, 2008, on the basis of contractual maturities, anticipated prepayments, and scheduled rate adjustments within a three-month period and subsequent selected time intervals. The loan amounts in the table reflect principal balances expected to be redeployed and/or repriced as a result of contractual amortization and anticipated prepayments of adjustable-rate loans and fixed-rate loans, and as a result of contractual rate adjustments on adjustable-rate loans. Annual prepayment rates for adjustable-rate and fixed-rate single-family and multi-family mortgage loans are assumed to be 6%. The weighted average annual prepayment rate for mortgage-backed securities is assumed to be 13%. Money market deposit accounts, savings accounts and interest-bearing checking accounts are assumed to have annual rates of withdrawal, or “decay rates,” of 5% in three months or less and 95% in more than one year to three years. See “Business of Hibernia Homestead Bank — Lending Activities,” “— Investment Activities” and “— Sources of Funds.”

		More than	More than	More than	More
	3 Months	3 Months	1 Year	3 Years	than	Total
	or Less	to 1 Year	to 3 Years	to 5 Years	5 Years	Amount
	(Dollars in thousands)
Interest-earning assets(1):
Loans receivable(2)	$894	$2,333	$5,649	$3,943	$17,011	$29,830
Investment securities	986	2,679	6,225	2,811	622	13,323
Other interest-earning assets	621	—	—	—	—	621

Total interest-earning assets	$2,501	$5,012	$11,874	$6,754	$17,633	$43,774

Interest-bearing liabilities:
Savings accounts	$374	$—	$6,408	$—	$—	$6,782
Checking accounts	139	—	3,369	—	—	3,508
Money market accounts	100	—	1,904	—	—	2,004
Certificate accounts	8,530	11,743	2,786	—	—	23,059
FHLB advances	—	—	—	—	—	—

Total interest-bearing liabilities	$9,143	$11,743	$14,467	$—	$—	$35,353

Interest-earning assets less interest-bearing liabilities	$(6,642)	$(6,731)	$(2,593)	$6,754	$17,633

Cumulative interest-rate sensitivity gap(3)	$(6,642)	$(13,373)	$(15,966)	$(9,212)	$8,421

Cumulative interest-rate gap as a percentage of total assets at June 30, 2008	(13)%	(26)%	(31)%	(18)%	17%

Cumulative interest-earning assets as a percentage of cumulative interest-bearing liabilities at June 30, 2008	27%	36%	55%	74%	124%

(1)	Interest-earning assets are included in the period in which the balances are expected to be redeployed and/or repriced as a result of anticipated prepayments, scheduled rate adjustments and contractual maturities.

(2)	For purposes of the gap analysis, loans receivable includes non-performing loans gross of the allowance for loan losses and undisbursed loan funds.

(3)	Interest-rate sensitivity gap represents the difference between net interest-earning assets and interest-bearing liabilities.

     Net Portfolio Value and Net Interest Income Analysis. Our interest rate sensitivity also is monitored by management through the use of models which generate estimates of the change in its net portfolio value (“NPV”) and net interest income (“NII”) over a range of interest rate scenarios. NPV is the present value of expected cash flows from assets, liabilities, and off-balance sheet contracts. The NPV ratio, under any interest rate scenario, is defined as the NPV in that scenario divided by the market value of assets in the same scenario. The following table sets forth our NPV as of June 30, 2008 and reflects the changes to NPV as a result of immediate and sustained changes in interest rates as indicated.

Change in Interest
Rates
In Basis Points	Net Portfolio Value			NPV as % of Portfolio Value of Assets
(Rate Shock)	Amount	$ Change	% Change	NPV Ratio	Change
		(Dollars in thousands)
300bp	$6,808	$(4,496)	(39.77)%	16.57%	(739)bp
200	8,476	(2,828)	(25.02)	19.60	(436)
100	10,032	(1,272)	(11.25)	22.13	(183)
Static	11,304	—	—	23.96	—
(100)	12,478	1,174	10.39	25.53	157
(200)	14,070	2,766	24.47	27.59	363
(300)	15,103	3,800	33.62	28.72	476
     In addition to modeling changes in NPV, we also analyze potential changes to NII for a twelve-month period under rising and falling interest rate scenarios. The following table shows our NII model as of June 30, 2008.

Change in Interest Rates in Basis Points
(Rate Shock)	Net Interest Income	$ Change	% Change
	(Dollars in thousands)
300bp	$1,458	$(189)	(11.45)%
200	1,534	(113)	(6.87)
100	1,598	(49)	(2.95)
Static	1,647	—	—
(100)	1,693	46	2.82
(200)	1,740	93	5.63
(300)	1,776	129	7.84
     The above table indicates that as of June 30, 2008, in the event of an immediate and sustained 300 basis point increase in interest rates, our net interest income for the 12 months ending June 30, 2009 would be expected to decrease by $189,000 or 11.0% to $1.5 million.
     Qualitative Analysis. Our ability to maintain a positive “spread” between the interest earned on assets and the interest paid on deposits and borrowings is affected by changes in interest rates. Hibernia Homestead’s fixed-rate loans generally are profitable if interest rates are stable or declining since these loans have yields that exceed its cost of funds. If interest rates increase, however, Hibernia Homestead would have to pay more on its deposits and new borrowings, which would adversely affect its interest rate spread. In order to counter the potential effects of dramatic increases in market rates of interest, Hibernia Homestead intends to originate more variable rate loans and increase core deposits. Hibernia Homestead also intends to place a greater emphasis on shorter-term consumer loans, including home equity loans, and commercial business loans.
Liquidity and Capital Resources
     Hibernia Homestead maintains levels of liquid assets deemed adequate by management. Hibernia Homestead adjusts its liquidity levels to fund deposit outflows, repay its borrowings and to fund loan commitments. Hibernia Homestead also adjusts liquidity as appropriate to meet asset and liability management objectives.
     Hibernia Homestead’s primary sources of funds are deposits, amortization and prepayment of loans and to a lesser extent, rental income and funds provided from operations. While scheduled principal repayments on loans are a relatively predictable source of funds, deposit flows and loan prepayments are greatly influenced by general interest rates, economic conditions and competition. Hibernia Homestead sets the interest rates on its deposits to maintain a desired level of total deposits. In addition, Hibernia Homestead invests excess funds in short-term interest-earning accounts and other assets, which provide liquidity to meet lending requirements. Hibernia Homestead’s cash and cash equivalents amounted to $2.1 million at June 30, 2008.

     A significant portion of Hibernia Homestead’s liquidity consists of non-interest earning deposits. Hibernia Homestead’s primary sources of cash are principal repayments on loans and increases in deposit accounts. If Hibernia Homestead requires funds beyond its ability to generate them internally, borrowing agreements exist with the Federal Home Loan Bank of Dallas, which provide an additional source of funds. At June 30, 2008, Hibernia Homestead did not have any advances from the Federal Home Loan Bank of Dallas and had $16.7 million in borrowing capacity. Additionally, at June 30, 2008, Hibernia Homestead was a party to a Master Purchase Agreement with First National Banker’s Bank whereby First National Banker’s Bank may sell to Hibernia Homestead Federal Funds in an amount not to exceed $4.3 million. There were no amounts purchased under this agreement as of June 30, 2008.
     At June 30, 2008, Hibernia Homestead had outstanding loan commitments of $710,000 to originate loans. At June 30, 2008, certificates of deposit scheduled to mature in less than one year totaled $20.3 million. Based on prior experience, management believes that a significant portion of such deposits will remain with us, although there can be no assurance that this will be the case. In addition, in a rising interest rate environment, the cost of such deposits could be significantly higher upon renewal. Hibernia Homestead intends to utilize its liquidity to fund its lending activities.
     Hibernia Homestead is required to maintain regulatory capital sufficient to meet tier 1 leverage, tier 1 risk-based and total risk-based capital ratios of at least 4.0%, 4.0% and 8.0%, respectively. At June 30, 2008, Hibernia Homestead exceeded each of its capital requirements with ratios of 27.94%, 54.10% and 55.16%, respectively.
Off-Balance Sheet Arrangements
     In the normal course of operations, we engage in a variety of financial transactions that, in accordance with generally accepted accounting principles are not recorded in our financial statements. These transactions involve, to varying degrees, elements of credit, interest rate, and liquidity risk. Such transactions are used primarily to manage customers’ requests for funding and take the form of loan commitments and lines of credit. Our exposure to credit loss from non-performance by the other party to the above-mentioned financial instruments is represented by the contractual amount of those instruments. We use the same credit policies in making commitments and conditional obligations as we do for on-balance sheet instruments. In general, we do not require collateral or other security to support financial instruments with off-balance sheet credit risk.
Commitments
     The following tables summarize our outstanding commitments to originate loans and to advance additional amounts pursuant to outstanding letters of credit, lines of credit and undisbursed construction loans at June 30, 2008 and December 31, 2007.

	Total
	Amounts	Amount of Commitment Expiration — Per Period
	Committed at	To	1-3	4-5	After 5
	June 30, 2008	1 Year	Years	Years	Years
			(In thousands)
Lines of credit	$228	$228	$—	$—	$—
Undisbursed portion of loans in process	159	159	—	—	—
Commitments to originate loans	323	323	—	—	—

Total commitments	$710	$710	$—	$—	$—

	Total
	Amounts	Amount of Commitment Expiration — Per Period
	Committed at	To	1-3	4-5	After 5
	December 31, 2007	1 Year	Years	Years	Years
			(In thousands)
Lines of credit	$207	$207	$—	$—	$—
Undisbursed portion of loans in process	274	274	—	—	—
Commitments to originate loans	77	77	—	—	—

Total commitments	$558	$558	$—	$—	$—

Contractual Cash Obligations
     The following tables summarize our contractual cash obligations at June 30, 2008 and December 31, 2007.

	Total at	Payments Due By Period
	June 30,	To	1-3	4-5	After 5
	2008	1 Year	Years	Years	Years
			(In thousands)
Certificates of deposit	$23,059	$20,254	$2,805	$—	$—
FHLB advances	—	—	—	—	—

Total contractual obligations	$23,059	$20,254	$2,805	$—	$—

	Total at	Payments Due By Period
	December 31,	To	1-3	4-5	After 5
	2007	1 Year	Years	Years	Years
			(In thousands)
Certificates of deposit	$22,166	$19,339	$2,827	$—	$—
FHLB advances	600	600	—	—	—

Total contractual obligations	$22,766	$19,939	$2,827	$—	$—

Impact of Inflation and Changing Prices
     The consolidated financial statements and related financial data presented herein regarding Hibernia Homestead Bank have been prepared in accordance with accounting principles generally accepted in the United States of America which generally require the measurement of financial position and operating results in terms of historical dollars, without considering changes in relative purchasing power over time due to inflation. Unlike most industrial companies, virtually all of Hibernia Homestead Bank’s assets and liabilities are monetary in nature. As a result, interest rates generally have a more significant impact on Hibernia Homestead Bank’s performance than does the effect of inflation. Interest rates do not necessarily move in the same direction or in the same magnitude as the prices of goods and services, since such prices are affected by inflation to a larger extent than interest rates.
BUSINESS OF HIBERNIA HOMESTEAD BANCORP
     Hibernia Homestead Bancorp is a newly-formed Louisiana corporation that will own 100% of Hibernia Homestead Bank’s common stock following completion of the conversion. Hibernia Homestead Bancorp has not engaged in any business to date. Hibernia Homestead Bancorp intends to contribute 50% of the net proceeds as equity capital to Hibernia Homestead Bank in exchange for the purchase of all of Hibernia Homestead Bank’s capital stock with the remaining 50% of the proceeds retained by Hibernia Homestead Bancorp. We will use our initial capital in the manner discussed in “How We Intend to Use the Proceeds From the Offering.” Our cash flow will depend upon earnings from the investment of the portion of net proceeds we retain and any dividends we receive from Hibernia Homestead Bank.
     Immediately after the conversion and offering, it is expected that our only business activities will be to hold all of the outstanding common stock of Hibernia Homestead Bank. We will be authorized to pursue other business activities permitted by applicable laws and regulations for savings and loan holding companies, which may include the issuance of additional shares of common stock to raise capital and borrowing funds for reinvestment in Hibernia Homestead Bank. There are no plans for any additional capital issuance, merger or acquisition or other diversification of the activities of Hibernia Homestead Bancorp at the present time.

     Initially, Hibernia Homestead Bancorp will neither own nor lease any property, but will instead use the premises, equipment and furniture of Hibernia Homestead Bank. At the present time, we intend to utilize only persons who are officers of Hibernia Homestead Bank to serve as officers of Hibernia Homestead Bancorp. We also may use the support staff of Hibernia Homestead Bank from time to time. These persons will not be separately compensated by Hibernia Homestead Bancorp. We will hire additional employees, as appropriate, to the extent we expand our business in the future.
     Pursuant to the regulations under Sections 23A and 23B of the Federal Reserve Act, Hibernia Homestead Bank and Hibernia Homestead Bancorp expect to enter into an expense sharing agreement following the conversion. Under this agreement, Hibernia Homestead Bancorp will reimburse Hibernia Homestead Bank for the time that employees of Hibernia Homestead Bank devote to activities of Hibernia Homestead Bancorp, the portion of the expense of the annual independent audit attributable to Hibernia Homestead Bancorp and all expenses attributable to Hibernia Homestead Bancorp’s public filing obligations under the Securities Exchange Act of 1934. If Hibernia Homestead Bancorp commences any significant activities other than holding all of the outstanding common stock of Hibernia Homestead Bank, Hibernia Homestead Bancorp and Hibernia Homestead Bank will amend the expense sharing agreement to provide for the equitable sharing of all expenses of such other activities that may be attributable to Hibernia Homestead Bancorp.
BUSINESS OF HIBERNIA HOMESTEAD BANK
     Hibernia Homestead Bank is a Louisiana-chartered savings bank located in New Orleans, Louisiana, which is in Orleans Parish. Traditionally, Hibernia Homestead’s business consists primarily of attracting deposits from the general public and using those funds to originate residential and consumer loans in the New Orleans metropolitan area, primarily the east banks of Orleans Parish and Jefferson Parish.
Market Area and Competition
     While Hurricane Katrina affected a wide area along the Gulf Coast, including parts of Louisiana, Mississippi, and Alabama, the New Orleans metropolitan area incurred the greatest damage. Floodwaters caused by failed levees destroyed the majority of housing in New Orleans and displaced over 80% of its 450,000 citizens. Residents evacuated to other cities in Louisiana (Baton Rouge’s population doubled shortly after the disaster), but also to Texas, Georgia, and ultimately, 44 states. The return of former residents to New Orleans has been gradually occurring and it is uncertain as to what share of New Orleans’ population will return to the city. Hurricane Katrina destroyed thousands of homes, businesses, and jobs, along with many of the city’s hospitals, schools, and other community assets. As cited by the Brookings Institution, nearly 228,000 homes and apartments were flooded across the New Orleans metropolitan area, including 39% of all owner-occupied units and 56% of all rental units. Population growth will depend in a large part on how fast the city’s physical and social infrastructure is rebuilt. Hibernia Homestead’s three banking offices are located in business districts that did not suffer long-term damage from Hurricane Katrina and will likely lead other areas in recovery.
     Rebuilding efforts are underway in metropolitan New Orleans. The U.S. Department of Housing and Urban Development has approved a plan for up to $10.8 billion in grants to qualified homeowners under Louisiana’s Road Home Program. There are plans for a $100 million, federally funded grant program for small businesses affected by the hurricane. The Louisiana Recovery Authority, which oversees distribution of Federal relief funds, has earmarked $20 million to promote tourism in New Orleans. The pace of home renovations and demolitions has escalated in recent months, especially in Orleans Parish. Hibernia Homestead Bank believes that, in the aftermath of Hurricane Katrina, there will continue to be significant long-term opportunities for it to participate in the rebuilding and relocation efforts in southern Louisiana and coastal Mississippi through lending and other banking services. However, given the significant exodus from the City of New Orleans, we believe that we will have greater opportunities for business development in Jefferson Parish through our Metairie branch. We plan to focus additional attention on the Metairie market following the conversion and offering. We will also pursue any opportunities which may arise in the contiguous markets to the west and areas on the northern shore of Lake Ponchartrain, although we do not intend initially to actively seek customers in those markets.

     In early September 2008, Hurricane Gustav resulted in widespread property damage along the Gulf Coast and disrupted the economy of the New Orleans metropolitan area as businesses closed and residents and visitors were forced to evacuate. Hibernia Homestead incurred minor roof and water damage in one office property which includes space leased to other tenants. Repair estimates, which are partially covered by insurance, and lost rental income totaled approximately $67,000.
     We face significant competition in originating loans and attracting deposits. This competition stems primarily from commercial banks, other savings banks and savings associations and mortgage-banking companies. Within our market area, more than 50 other banks, savings institutions and credit unions are operating. Many of the financial service providers operating in our market area are significantly larger, and have greater financial resources, than us. We face additional competition for deposits from short-term money market funds and other corporate and government securities funds, mutual funds and from other non-depository financial institutions such as brokerage firms and insurance companies.
Hibernia Homestead Bank’s Lending Activities
     General. At June 30, 2008, the net loan portfolio of Hibernia Homestead Bank amounted to $29.6 million, representing approximately 58.2% of its total assets at that date. The principal lending activity of Hibernia Homestead Bank is the origination of one- to four-family residential loans. At June 30, 2008, one- to four-family residential loans amounted to $27.8 million, or 93.3% of its total loan portfolio. At June 30, 2008, multi-family residential loans totaled $778,000, or 2.6% of the total loan portfolio. Residential construction and land loans and home equity lines of credit totaled $949,000 and $84,000, or 3.2% and 0.3%, respectively, of the total loan portfolio at June 30, 2008.
     The types of loans that Hibernia Homestead Bank may originate are subject to federal and state laws and regulations. Interest rates charged on loans are affected principally by the demand for such loans, the supply of money available for lending purposes and the rates offered by our competitors. These factors are, in turn, affected by general and economic conditions, the monetary policy of the federal government, including the Federal Reserve Board, legislative and tax policies, and governmental budgetary matters. Hibernia Homestead Bank does not originate subprime or Alt-A loans.
     As a Louisiana-chartered savings bank, Hibernia Homestead is subject to a regulatory loan to one borrower limit. As of June 30, 2008, Hibernia Homestead’s loans to one borrower limit was $2.1 million. Notwithstanding this regulatory limit, Hibernia Homestead Bank has set policy limits of $1.2 million for residential loans to any one individual and related parties and $1.5 million for commercial real estate, non-real estate commercial and industrial loans and commercial lines of credit to any one individual or entity and related parties. At June 30, 2008, Hibernia Homestead Bank’s five largest loans or groups of loans-to-one borrower, including related entities, aggregated $1.2 million, $578,000, $778,000, $474,000 and $473,000. Each of Hibernia Homestead Bank’s five largest loans or groups of loans was performing in accordance with its terms at June 30, 2008.

     Loan Portfolio Composition. The following table shows the composition of our loan portfolio by type of loan at the dates indicated.

			December 31,
	June 30, 2008		2007		2006
	Amount	%	Amount	%	Amount	%
			(Dollars in thousands)
Real estate loans:
One- to four-family residential	$27,808	93.31%	$27,839	93.78%	$28,357	95.65%
Multi-family residential	778	2.61	786	2.65	803	2.71
Second mortgage residential	65	0.22	146	0.49	124	0.42
Residential construction and land loans	949	3.18	851	2.86	325	1.10
Commercial-real estate secured	100	0.34	—	—	—	—

Total real estate loans	29,700	99.66	29,622	99.78	29,609	99.88

Other loans:
Home equity line of credit	84	0.28	52	0.18	—	—
Loans secured by deposits	17	0.06	12	0.04	36	0.12

Total other loans	101	0.34	64	0.22	36	0.12

Total loans	$29,801	100.00%	$29,686	100.00%	$29,645	100.00%

Less:
Allowance for loan losses	273		273		273
Deferred loan fees	(29)		(27)		(4)

	244		246		269

Net loans	$29,557		$29,440		$29,376

     Origination of Loans. The lending activities of Hibernia Homestead Bank are subject to the written underwriting standards and loan origination procedures established by the board of directors and management. Loan originations are obtained through a variety of sources, primarily consisting of referrals from brokers and existing customers. Written loan applications are taken by one of Hibernia Homestead Bank’s loan officers. The loan officer also supervises the procurement of credit reports, appraisals and other documentation involved with a loan. In accordance with its lending policy, Hibernia Homestead Bank obtains independent outside appraisals on substantially all of its loans which must conform to Hibernia Homestead Bank’s appraisal requirements. On occasion, we may purchase loans, however, any purchased loans must conform to our lending policy as if we had originated the loans. Borrowers must also obtain flood insurance policies when the property is in a flood hazard area.
     Hibernia Homestead Bank’s loan approval process is intended to assess the borrower’s ability to repay the loan, the viability of the loan and the value of the property that will secure the loan. Loans up to $600,000 are approved by a management loan committee currently consisting of Messrs. Bush, Gretchen and Browne, who is Chairman. Loans in excess of $600,000, up to $1.5 million are approved by a loan committee of the Board of Directors, currently consisting of Messrs. Browne, Bush, Bethea, Brennan, Robert Saer and Lane, who is Chairman. The senior loan officer is an ex officio non-voting member of the board loan committee. Exceptions for loan limits will be approved by a majority of the board. All loans approved by the loan committees are ratified at the next regularly scheduled board meeting. Appraisals are obtained by a board approved appraiser and assigned by an officer other than the originating loan officer.

     The following table shows our total loans originated, purchased, sold and repaid during the periods indicated.

	Six Months Ended		Year Ended
	June 30,		December 31,
	2008	2007	2007	2006
		(In thousands)
Loan originations:
One- to four-family residential	$1,848	$1,331	$3,328	$13,496
Multi-family residential	—	—	—	590
Second mortgage residential	—	97	97	—
Residential construction and land loans	541	548	419	244
Commercial-real estate secured	100	—	—	—
Other	9	—	15	27

Total loan originations	2,498	1,976	3,859	14,357

Loans purchased	—	—	—	—

Loans sold	—	—	—	—
Loan principal repayments	(2,499)	(1,901)	(3,564)	(3,288)

Total loans sold and principal repayments	(2,499)	(1,901)	(3,564)	(3,288)

Increase or (decrease) due to other items, net(1)	118	(347)	(231)	(29)

Net increase (decrease) in total loans	$117	$(272)	$64	$11,040

(1)	Other items consist of loans in process, deferred fees and the allowance for loan losses.
     Although Louisiana laws and regulations permit savings banks to originate and purchase loans secured by real estate located throughout the United States, Hibernia Homestead concentrates its lending activity to its primary market area in Orleans and Jefferson Parishes, Louisiana and the surrounding area.
     Contractual Terms to Final Maturities. The following tables show the scheduled contractual maturities of our loans as of June 30, 2008 and December 31, 2007, before giving effect to net items. Demand loans, loans having no stated schedule of repayments and no stated maturity, and overdrafts are reported as due in one year or less. The amounts shown below do not take into account loan prepayments.

				Residential	Commercial-
	One- to Four-Family	Multi-family	Second Mortgage	Construction	Real Estate
	Residential	Residential	Residential	and Land Loans	Secured	Other	Total
	(In thousands)
Amounts due after June 30, 2008 in:
One year or less	$2	$—	$—	$—	$—	$17	$19
After one year through two years	—	—	—	—	—	—	—
After two years through three years	1,342	—	—	—	—	—	1,342
After three years through five years	315	577	—	—	100	84	1,076
After five years through ten years	2,177	—	—	138	—	—	2,315
After ten years through 15 years	3,237	201	65	—	—	—	3,503
After 15 years	20,735	—	—	811	—	—	21,546

Total	$27,808	$778	$65	$949	$100	$101	$29,801

				Residential	Commercial-
	One- to Four-Family	Multi-family	Second Mortgage	Construction	Real Estate
	Residential	Residential	Residential	and Land Loans	Secured	Other	Total
	(In thousands)
Amounts due after December 31, 2007 in:
One year or less	$213	$—	$—	$83	$—	$9	$305
After one year through two years	3	—	—	—	—	3	6
After two years through three years	479	—	—	—	—	—	479
After three years through five years	1,501	581	—	—	—	52	2,134
After five years through ten years	933	—	—	139	—	—	1,072
After ten years through 15 years	4,274	205	146	—	—	—	4,625
After 15 years	20,436	—	—	629	—	—	21,065

Total	$27,839	$786	$146	$851	$—	$64	$29,686

     The following tables show the dollar amount of our loans at June 30, 2008 and December 31, 2007, due after June 30, 2009 and December 31, 2008, respectively, as shown in the preceding tables, which have fixed interest rates or which have floating or adjustable interest rates.

		Floating or	Total at
	Fixed-Rate	Adjustable-Rate	June 30, 2008
		(In thousands)
One- to four-family residential	$27,806	$—	$27,806
Multi-family residential	778	—	778
Second mortgage residential	65	—	65
Residential construction and land loans	949	—	949
Commercial — real estate secured	100	—	100
Other loans	—	84	84

Total	$29,698	$84	$29,782

		Floating or	Total at
	Fixed-Rate	Adjustable-Rate	December 31, 2007
		(In thousands)
One- to four-family residential	$27,626	$—	$27,626
Multi-family residential	786	—	786
Second mortgage residential	146	—	146
Residential construction and land loans	768	—	768
Commercial — real estate secured	—	—	—
Other loans	3	52	55

Total	$29,329	$52	$29,381

     Scheduled contractual maturities of loans do not necessarily reflect the actual expected term of the loan portfolio. The average life of mortgage loans is substantially less than their average contractual terms because of prepayments. The average life of mortgage loans tends to increase when current mortgage loan rates are higher than rates on existing mortgage loans and, conversely, decrease when rates on current mortgage loans are lower than existing mortgage loan rates (due to refinancing of adjustable-rate and fixed-rate loans at lower rates). Under the latter circumstance, the weighted average yield on loans decreases as higher yielding loans are repaid or refinanced at lower rates.
     One- to Four-Family Residential Real Estate Loans. A principal lending activity of Hibernia Homestead is the origination of loans secured by single-family residences. At June 30, 2008, $27.8 million, or 93.3%, of our total loan portfolio, before net items, consisted of one- to four-family residential loans including both owner occupied and non-owner occupied properties.
     It is the policy of Hibernia Homestead to originate loans as a first lien position on owner occupied residences limited to $1.2 million with fixed rates and terms up to 30 years. Mortgages without private mortgage insurance are generally limited to 80%, or less, of the appraised value, or purchase price, of the secured real estate property, whichever is lower. Mortgages with private mortgage insurance are limited to 95% of the appraised value, or purchase price, of the secured real estate property, whichever is lower. It is the policy of Hibernia Homestead to lend in a first lien position on non-owner occupied residential property with fixed rates and terms up to 20 years. Such loans are generally limited to 70%, or less, of the appraised value, or purchase price plus improvement costs of the secured real estate property, whichever is lower. Exceptions to this policy may be approved by the loan committees and ratified by the Board of Directors.
     Hibernia Homestead’s guidelines for credit quality generally parallel the Federal National Mortgage Corporation, commonly called Fannie Mae, and the Federal Home Loan Mortgage Corporation, commonly called Freddie Mac, secondary market guidelines including income ratios and credit scores.
     In recent years, all of our residential real estate loans have been originated as fixed rate loans. Fixed rate loans do not have the same risks associated with a borrower’s ability to repay as adjustable rate loans in a rising interest rate environment; however, the costs of funding such loans are adversely affected by rising interest rates.

     Residential Construction and Land Loans. Hibernia Homestead Bank originates residential construction and land loans only when it will also be the permanent lender following completion of the residence. In recent periods, a primary source of residential construction and land loans has been from the deployment of rebuilding proceeds following Hurricane Katrina which has since declined in significance. Residential construction loans are limited to $1.2 million and land loans for the construction of a primary or secondary residence are limited to $500,000. Loans for the substantial renovation of an existing home are underwritten and administered as construction loans. At June 30, 2008, $949,000, or 3.2% of our total loan portfolio consisted of residential construction and land loans.
     Residential Second Mortgage Loans and Lines of Credit. Hibernia Homestead Bank originates second mortgage residential loans limited to $500,000 and home equity lines of credit limited to $100,000 to finance minor renovations and repairs as well as for other consumer or investment purposes. Second mortgage loans and home equity lines of credit are only extended when Hibernia Homestead holds the first mortgage on the collateral. Loan-to-value ratios may not exceed 80%, including first mortgage debt. Non-revolving loans are originated with maturities up to 15 years. Home equity lines of credit have maturities of 5 years.
     Commercial Real Estate Loans. As of June 30, 2008, Hibernia Homestead had originated $100,000 of loans secured by commercial real estate. We have recently hired a commercial loan officer with over 34 years of commercial banking experience, particularly in the local New Orleans market, and expect to begin to originate commercial real estate loans and, to a lesser extent, commercial business loans secured by real estate. Although commercial real estate loans are generally considered to have greater credit risk than other certain types of loans, management expects to mitigate such risk by originating such loans in its market area to known borrowers.
     It is the current policy of Hibernia Homestead to lend in a first lien position on real property occupied as a commercial business property or mixed use properties. Hibernia Homestead offers fixed and variable rate mortgage loans. Hibernia Homestead Bank’s commercial loans are limited to $1.5 million to individuals and related parties. Commercial real estate loans are limited to a maximum of 80% of the lesser of appraised value or purchase price and have terms up to 15 years. If the collateral consists of special purpose fixed assets, the maximum loan-to-value ratio is adjusted down based on the estimated cost to convert the property to general use. Extended amortization schedules up to 20 years may be offered if justified by the borrower’s financial strength and/or low loan-to-value ratio. Rate commitments are limited to 7 years with adjustments thereafter based on a negotiated rate or spread relative to a market index. Commercial real estate loans are presented to the applicable loan committee for review and approval, including analysis of the creditworthiness of the borrower.
     Consumer Loans. Hibernia Homestead originates consumer loans in order to accommodate its customers and because such loans generally have shorter terms and higher interest rates than residential mortgage loans. The consumer loans offered by Hibernia Homestead consist of loans secured by deposit accounts with Hibernia Homestead. Hibernia Homestead does not make unsecured consumer loans other than overdraft protection lines of credit up to $5,000. Hibernia Homestead does not intend to materially expand its consumer loan product offerings and instead intends to focus on increasing home equity loans, including home equity lines of credit.
     Loan Origination and Other Fees. In addition to interest earned on loans, Hibernia Homestead may also receive loan origination fees or “points” for originating loans, although we have not historically done so as our customers generally have shown a preference for a higher loan rate. Loan points are a percentage of the principal amount of the mortgage loan and are charged to the borrower in connection with the origination of the loan.
Asset Quality
     General. Hibernia Homestead Bank’s collection procedures provide that when a loan is 30 and 60 days past due, a notice is sent to the borrower. Personal letters are then sent to the borrowers who are 61-89 days delinquent advising that payments must be received by the last day of the month and for those who are 90 days delinquent, giving them 10 days within which the loan must be brought current. Customers who have not responded to the 90-day notice will receive an attorney’s letter advising them to pay interest in advance an additional 10 days to bring the loan current and giving those customers who pay interest in arrears an additional 30 days to bring the loan current. Late charges will be assessed based on the number of days specified in the note beyond the due date. The board of directors is notified of all delinquencies ninety days past due. In most cases, deficiencies are cured promptly.

While Hibernia Homestead Bank generally prefers to work with borrowers to resolve such problems, Hibernia Homestead Bank will institute foreclosure or other collection proceedings when necessary to minimize any potential loss.
     Loans are placed on non-accrual status when management believes the probability of collection of interest is doubtful. When a loan is placed on non-accrual status, previously accrued but unpaid interest is deducted from interest income. Hibernia Homestead Bank generally discontinues the accrual of interest income when the loan becomes 90 days past due as to principal or interest unless the credit is well secured and Hibernia Homestead Bank believes it will fully collect.
     Real estate and other assets acquired by Hibernia Homestead Bank as a result of foreclosure or by deed-in-lieu of foreclosure are classified as real estate owned until sold. Hibernia Homestead Bank did not have any real estate owned at June 30, 2008 or at December 31, 2007 or 2006.
     Delinquent Loans. Hibernia Homestead did not have any loans 30 days or more overdue at June 30, 2008 or at December 31, 2007 or 2006.
     We did not have any non-performing assets, including troubled debt restructurings or real estate owned, at June 30, 2008 or at December 31, 2007 or 2006.
     Classified Assets. Federal regulations require that each insured savings institution classify its assets on a regular basis. In addition, in connection with examinations of insured institutions, federal examiners have authority to identify problem assets and, if appropriate, classify them. There are three classifications for problem assets: “substandard,” “doubtful” and “loss.” Substandard assets have one or more defined weaknesses and are characterized by the distinct possibility that the insured institution will sustain some loss if the deficiencies are not corrected. Doubtful assets have the weaknesses of substandard assets with the additional characteristic that the weaknesses make collection or liquidation in full on the basis of currently existing facts, conditions and values questionable, and there is a higher possibility of loss. An asset classified loss is considered uncollectible and of such little value that continuance as an asset of the institution is not warranted. Another category designated “special mention” also must be established and maintained for assets which do not currently expose an insured institution to a sufficient degree of risk to warrant classification as substandard, doubtful or loss. Assets classified as substandard or doubtful require the institution to establish general allowances for loan losses. If an asset or portion thereof is classified as loss, the insured institution must either establish specific allowances for loan losses in the amount of 100% of the portion of the asset classified loss, or charge-off such amount. General loss allowances established to cover possible losses related to assets classified substandard or doubtful may be included in determining an institution’s regulatory capital, while specific valuation allowances for loan losses do not qualify as regulatory capital. Federal examiners may disagree with an insured institution’s classifications and amounts reserved.
     At June 30, 2008, Hibernia Homestead Bank had $212,000 of assets classified substandard.
     Allowance for Loan Losses. At June 30, 2008, Hibernia Homestead Bank’s allowance for loan losses amounted to $273,000. The allowance for loan losses is maintained at a level believed, to the best of management’s knowledge, to cover all known and inherent losses in the portfolio both probable and reasonable to estimate at each reporting date. The level of allowance for loan losses is based on management’s periodic review of the collectability of the loans in light of historical experience, the nature and volume of the loan portfolio, adverse situations that may affect the borrower’s ability to repay, estimated value of any underlying collateral and prevailing conditions. Hibernia Homestead Bank is primarily engaged in originating single-family residential loans secured by owner occupied and non-owner occupied properties. The management of Hibernia Homestead Bank considers the deficiencies of all classified loans in determining the amount of allowance for loan losses required at each reporting date. Management analyzes the probability of the correction of the classified loans’ weaknesses and the extent of any known or inherent losses that Hibernia Homestead Bank might sustain on them.
     While management believes that it determines the size of the allowance based on the best information available at the time, the allowance will need to be adjusted as circumstances change and assumptions are updated. Future adjustments to the allowance could significantly affect net income.

     The following table shows changes in our allowance for loan losses during the periods presented.

	At or For the Six Months		At or for the Year
	Ended June 30,		Ended December 31,
	2008	2007	2007	2006
	(Dollars in thousands)
Total loans outstanding at end of period	$29,801	$29,362	$29,686	$29,645
Average loans outstanding	29,310	29,344	29,261	23,662
Allowance for loan losses, beginning of period	273	273	273	273
Provision for loan losses	—	—	—	—
Charge-offs	—	—	—	—

Recoveries on loans previously charged off	—	—	—	—

Allowance for loan losses, end of period	$273	$273	$273	$273

Allowance for loan losses as a percent of non-performing loans	N/A	N/A	N/A	N/A
Ratio of net charge-offs during the period to average loans outstanding during the period	—%	—%	—%	—%

     The following table shows how our allowance for loan losses is allocated by type of loan at each of the dates indicated.

			December 31,
	June 30, 2008		2007		2006
		Loan		Loan		Loan
		Category		Category		Category
	Amount of	as a % of	Amount of	as a % of	Amount of	as a % of
	Allowance	Total Loans	Allowance	Total Loans	Allowance	Total Loans
			(Dollars in thousands)
One-to four-family residential	$273	93.31%	$273	93.78%	$273	95.65%
Multi-family residential	—	2.61	—	2.65	—	2.71
Second mortgage residential	—	0.22	—	0.49	—	0.42
Residential construction and land loans	—	3.18	—	2.86	—	1.10
Commercial — real estate secured	—	0.34	—	—	—	—
Other	—	0.34	—	0.22	—	0.12

Total	$273	100.00%	$273	100.00%	$273	100.00%

Investment Activities
     General. Our investment policy is designed primarily to manage the interest rate sensitivity of our assets and liabilities, to generate a favorable return without incurring undue interest rate and credit risk, to complement our lending activities and to provide and maintain liquidity.
     At June 30, 2008, our investment securities portfolio consisted of $12.6 million of mortgage backed securities, $210,000 of First National Bankers Bank (FNBB) stock and $169,000 of stock in FHLB. At June 30, 2008, Hibernia Homestead Bank did not hold any Fannie Mae or Freddie Mac common or preferred stock. At June 30, 2008, $23,000 of our mortgage-backed securities had contractual maturities of one year or less and the estimated duration of our mortgage-backed securities portfolio was three years at such date.
     At June 30, 2008, we had an aggregate of $386,000 in gross unrealized losses on our investment securities portfolio. Such unrealized losses reflect a decline in market value of securities as a result of changes in market rates of interest. Because the decline in market value is not attributable to credit quality and because we have the ability and intent to hold these investments until a recovery of fair value occurs, which may be at maturity, we did not consider these investments to be other-than-temporarily impaired.
     Pursuant to SFAS No. 115, our securities are classified as available for sale, held to maturity, or trading, at the time of acquisition. Securities classified as held to maturity must be purchased with the intent and ability to hold that security until its final maturity, and can be sold prior to maturity only under rare circumstances. Held to maturity securities are accounted for based upon the historical cost of the security. Available for sale securities can be sold at any time based upon needs or market conditions.

Available for sale securities are accounted for at fair value, with unrealized gains and losses on these securities, net of income tax provisions, reflected in retained earnings as accumulated other comprehensive income. At June 30, 2008, we had $12.6 million of securities classified as available for sale, and no securities classified as held to maturity or classified as trading account.
     We do not purchase mortgage-backed derivative instruments that would be characterized “high-risk” under Federal banking regulations at the time of purchase, nor do we purchase corporate obligations which are not rated investment grade or better.
     Our mortgage-backed securities consist primarily of mortgage pass-through certificates issued by the Government National Mortgage Association (“GNMA” or “Ginnie Mae”), Fannie Mae or Freddie Mac. At June 30, 2008, all of our mortgage-backed securities were issued by the GNMA, Fannie Mae or Freddie Mac and we held no mortgage-backed securities from private issuers.
     Investments in mortgage-backed securities involve a risk that actual prepayments will be greater than estimated prepayments over the life of the security, which may require adjustments to the amortization of any premium or accretion of any discount relating to such instruments thereby changing the net yield on such securities. There is also reinvestment risk associated with the cash flows from such securities or in the event such securities are redeemed by the issuer. In addition, the market value of such securities may be adversely affected by changes in interest rates.
     Ginnie Mae is a government agency within the Department of Housing and Urban Development which is intended to help finance government-assisted housing programs. Ginnie Mae securities are backed by loans insured by the Federal Housing Administration, or guaranteed by the Veterans Administration. The timely payment of principal and interest on Ginnie Mae securities is guaranteed by Ginnie Mae and backed by the full faith and credit of the U.S. Government. Freddie Mac is a private corporation chartered by the U.S. Government. Freddie Mac issues participation certificates backed principally by conventional mortgage loans. Freddie Mac guarantees the timely payment of interest and the ultimate return of principal on participation certificates. Fannie Mae is a private corporation chartered by the U.S. Congress with a mandate to establish a secondary market for mortgage loans. Fannie Mae guarantees the timely payment of principal and interest on Fannie Mae securities. Freddie Mac and Fannie Mae securities are not backed by the full faith and credit of the U.S. Government, but because Freddie Mac and Fannie Mae are U.S. Government-sponsored enterprises, these securities are considered to be among the highest quality investments with minimal credit risks. In September 2008, the Federal Housing Finance Agency was appointed as conservator of Fannie Mae and Freddie Mac. The U.S. Department of the Treasury agreed to provide capital as needed to ensure that Fannie Mae and Freddie Mac continue to provide liquidity to the housing and mortgage markets.
     Investment Securities Portfolio. The following table sets forth certain information relating to our investment and mortgage-backed securities portfolio at the dates indicated.

			December 31,
	June 30, 2008		2007		2006
	Amortized	Market	Amortized	Market	Amortized	Market
	Cost	Value	Cost	Value	Cost	Value
			(In thousands)
Securities available-for-sale:
Mortgage-backed securities	$12,944	$12,558	$15,347	$15,005	$18,237	$17,673
U.S. Government Agencies	—	—	—	—	1,998	1,997
FNBB stock	210	210	210	210	210	210
FHLB stock	169	169	166	166	158	158

Total investment and mortgage-backed securities	$13,323	$12,937	$15,723	$15,381	$20,603	$20,038

     The following tables set forth the amount of investment securities which mature during each of the periods indicated and the weighted average yields for each range of maturities at June 30, 2008 and December 31, 2007, respectively. As Hibernia Homestead held no tax-exempt securities during the periods presented, no yield adjustments were made.

	Amounts at June 30, 2008 Which Mature In
	One Year	After One to Five	After Five to 10
	or Less	Years	Years	Over 10 Years	Total
	(Dollars in thousands)
Available-for-sale:
Mortgage-backed securities	$23	$5,502	$2,489	$4,544	$12,558

Weighted average yield	5.13%	4.12%	4.26%	4.58%	4.31%

	Amounts at December 31, 2007 Which Mature In
	One Year	After One to Five	After Five to 10
	or Less	Years	Years	Over 10 Years	Total
	(Dollars in thousands)
Available-for-sale:
Mortgage-backed securities	$1,173	$5,827	$3,010	$4,995	$15,005

Weighted average yield	4.52%	4.11%	4.10%	4.57%	4.29%

     The following table sets forth the composition of our investment securities portfolio, excluding equity securities, at each of the dates indicated.

		December 31,
	June 30, 2008	2007	2006
	(In thousands)
Fixed-rate	$12,486	$14,916	$19,536
Adjustable-rate	72	89	134

Total mortgage-backed securities	$12,558	$15,005	$19,670

     Information regarding the contractual maturities and weighted average yield of our mortgage-backed securities portfolio at June 30, 2008 and December 31, 2007 is presented below. Due to repayments of the underlying loans, the actual maturities of mortgage-backed securities generally are substantially less than the scheduled maturities.

	Amounts at June 30, 2008 Which Mature in
		Weighted Average	After One to Five	Weighted Average	After Five to Ten	Weighted Average		Weighted Average
	One Year or Less	Yield	Years	Yield	Years	Yield	Over 10 years	Yield
	(Dollars in thousands)
Fixed-rate	$23	5.13%	$5,502	4.12%	$2,489	4.26%	$4,472	4.58%
Adjustable-rate	—	—	—	—	—	—	72	4.23

Total mortgage-backed securities	$23	5.13%	$5,502	4.12%	$2,489	4.26%	$4,544	4.58%

	Amounts at December 31, 2007 Which Mature in
		Weighted Average	After One to Five	Weighted Average	After Five to Ten	Weighted Average		Weighted Average
	One Year or Less	Yield	Years	Yield	Years	Yield	Over 10 years	Yield
	(Dollars in thousands)
Fixed-rate	$1,173	4.52%	$5,827	4.11%	$3,010	4.10%	$4,906	4.56%
Adjustable-rate	—	—	—	—	—	—	89	4.76

Total mortgage-backed securities	$1,173	4.52%	$5,827	4.11%	$3,010	4.10%	$4,995	4.57%

Sources of Funds
     General. Deposits are the primary source of Hibernia Homestead’s funds for lending and other investment purposes. In addition to deposits, principal and interest payments on loans are a source of funds. Loan repayments are a relatively stable source of funds, while deposit inflows and outflows are significantly influenced by general interest rates and money market conditions. Borrowings may also be used on a short-term basis to compensate for reductions in the availability of funds from other sources and on a longer-term basis for general business purposes.
     Deposits. Deposits are attracted by Hibernia Homestead principally from the east banks of Orleans Parish and Jefferson Parish, Louisiana. Deposit account terms vary, with the principal differences being the minimum balance required, the time periods the funds must remain on deposit and the interest rate.
     Hibernia Homestead Bank has not solicited deposits from outside Louisiana or paid fees to brokers to solicit funds for deposit.
     Interest rates paid, maturity terms, service fees and withdrawal penalties are established on a periodic basis. Management determines the rates and terms based on rates paid by competitors, the need for funds or liquidity, growth goals and federal regulations. Hibernia Homestead attempts to control the flow of deposits by pricing its accounts to remain generally competitive with other financial institutions in its market area.
     The following table shows the distribution of, and certain other information relating to, our deposits by type of deposit, as of the dates indicated.

			December 31,
	June 30, 2008		2007		2006
	Amount	%	Amount	%	Amount	%
			(Dollars in thousands)
Certificate accounts:
1.01% — 2.00%	$112	0.31%	$—	—%	$—	—%
2.01% — 3.00%	7,217	19.88	—	—	570	1.49
3.01% — 4.00%	5,312	14.63	1,202	3.46	7,236	18.97
4.01% — 5.00%	10,418	28.70	20,926	60.32	4,481	11.75
5.01% — 6.00%	—	—	38	0.11	10,941	28.69
6.01% — 7.00%	—	—	—	—	—	—
7.01% or more	—	—	—	—	154	0.40

Total certificate accounts	23,059	63.52%	22,166	63.89%	23,382	61.30%

Transaction accounts:
Savings	6,782	18.68%	6,807	19.62%	8,024	21.05%
Checking:
Interest bearing	3,508	9.66	3,556	10.25	4,196	11.00
Non-interest bearing	951	2.62	776	2.24	961	2.52
Money market	2,004	5.52	1,387	4.00	1,577	4.13

Total transaction accounts	13,245	36.48	12,526	36.11	14,758	38.70

Total deposits	$36,304	100.00%	$34,692	100.00%	$38,140	100.00%

     The following table shows the average balance of each type of deposit and the average rate paid on each type of deposit for the periods indicated.

				Year Ended December 31,
	Six Months Ended
	June 30, 2008			2007			2006
	Average Balance	Interest Expense	Average Rate Paid	Average Balance	Interest Expense	Average Rate Paid	Average Balance	Interest Expense	Average Rate Paid
	(Dollars in thousands)
Savings accounts	$6,913	$39	1.14%	$7,672	$85	1.11%	$9,469	$102	1.08%
Checking	3,411	15	0.90	3,581	34	0.95	4,819	39	0.81
Money market	1,485	9	1.18	1,448	16	1.11	1,987	17	0.86
Certificates of deposit	22,328	466	4.20	23,369	1,094	4.68	20,121	718	3.57

Total interest- bearing deposits	$34,137	$529	3.12%	$36,070	$1,229	3.41%	$36,396	$876	2.41%

     The following table shows our savings flows during the periods indicated.

	Six Months Ended June 30,		Year Ended December 31,
	2008	2007	2007	2006
	(In thousands)
Total deposits	$14,819	$13,348	$29,612	$35,447
Total withdrawals	(13,646)	(14,247)	(34,065)	(36,407)
Interest credited	439	479	1,004	715

Total increase (decrease) in deposits	$1,612	$(420)	$(3,449)	$(245)

     The following tables present, by various interest rate categories and maturities, the amount of certificates of deposit at June 30, 2008 and December 31, 2007.

	Balance at June 30, 2008
	Maturing in the 12 Months Ending June 30,
Certificates of Deposit	2009	2010	2011	Thereafter	Total
	(In thousands)
Less than 2.00%	$112	$—	$—	$—	$112
2.01% — 3.00%	6,451	766	—	—	7,217
3.01% — 4.00%	4,667	645	—	—	5,312
4.01% — 5.00%	9,024	1,394	—	—	10,418
5.01% — 6.00%	—	—	—	—	—
6.01% — 7.00%	—	—	—	—	—
7.01% or more	—	—	—	—	—

Total certificate accounts	$20,254	$2,805	$—	$—	$23,059

	Balance at December 31, 2007
	Maturing in the 12 Months Ending December 31,
Certificates of Deposit	2008	2009	2010	Thereafter	Total
	(In thousands)
Less than 3.00%	$—	$—	$—	$—	$—
3.01% — 4.00%	1,202	—	—	—	1,202
4.01% — 5.00%	18,099	2,827	—	—	20,926
5.01% — 6.00%	38	—	—	—	38
6.01% — 7.00%	—	—	—	—	—
7.01% or more	—	—	—	—	—

Total certificate accounts	$19,339	$2,827	$—	$—	$22,166

     The following tables show the maturities of our certificates of deposit of $100,000 or more at June 30, 2008 and December 31, 2007, respectively, by time remaining to maturity.

		Weighted Average
Quarter Ending:	Amount	Rate
	(Dollars in thousands)
September 30, 2008	$2,402	3.98%
December 31, 2008	1,340	3.53
March 31, 2009	360	4.02
June 30, 2009	216	3.71
After June 30, 2009	328	3.58

Total certificates of deposit with balances of $100,000 or more	$4,646	3.81%

		Weighted Average
Quarter Ending:	Amount	Rate
	(Dollars in thousands)
March 31, 2008	$1,663	4.75%
June 30, 2008	284	4.37
September 30, 2008	748	4.77
December 31, 2008	416	4.71
After December 31, 2008	321	4.71

Total certificates of deposit with balances of $100,000 or more	$3,432	4.72%

     Borrowings. Hibernia Homestead may obtain advances from the Federal Home Loan Bank of Dallas upon the security of the common stock it owns in that bank and certain of its residential mortgage loans and mortgage-backed and other investment securities, provided certain standards related to creditworthiness have been met. These advances are made pursuant to several credit programs, each of which has its own interest rate and range of maturities. Federal Home Loan Bank advances are generally available to meet seasonal and other withdrawals of deposit accounts and to permit increased lending.
     As of June 30, 2008, Hibernia Homestead was permitted to borrow up to an aggregate total of $16.7 million from the Federal Home Loan Bank of Dallas. Hibernia Homestead did not have any Federal Home Loan Bank advances outstanding at June 30, 2008. Additionally, at June 30, 2008, Hibernia Homestead was a party to a Master Purchase Agreement with First National Banker’s Bank whereby First National Banker’s Bank may sell to Hibernia Homestead Federal Funds in an amount not to exceed $4.3 million. There were no amounts purchased under this agreement as of June 30, 2008.
     The following table shows certain information regarding our borrowings at or for the dates indicated:

	At or For the Six Months		At or For the Year Ended
	Ended June 30,		December 31,
	2008	2007	2007	2006
	(Dollars in thousands)
FHLB advances:
Average balance outstanding	$344	$943	$559	$855
Maximum amount outstanding at any month-end during the period	1,100	2,300	3,400	2,700
Balance outstanding at end of period	—	—	600	2,000
Average interest rate during the period	3.24%	5.23%	5.17%	5.30%
Weighted average interest rate at end of period	—%	—%	4.32%	5.21%
     We had no short-term borrowings (maturities of one year or less) at June 30, 2008. At December 31, 2007, $600,000 of our borrowings were short-term. Such short-term borrowings had a weighted average interest rate of 4.32% at December 31, 2007.

Subsidiaries
     At June 30, 2008, Hibernia Homestead had one inactive subsidiary, Hibernia Homestead Development Corporation, which was subsequently dissolved in August 2008.
Total Employees
     Hibernia Homestead Bank had 18 full-time employees and no part-time employees at June 30, 2008. None of these employees are represented by a collective bargaining agreement, and Hibernia Homestead Bank believes that it enjoys good relations with its personnel.
Legal Proceedings
     We are not presently involved in any legal proceedings of a material nature. From time to time, we are a party to legal proceedings incidental to our business to enforce our security interest in collateral pledged to secure loans made by Hibernia Homestead Bank.
Properties
     We currently conduct business from our main office and two full-service banking offices. The following table sets forth the net book value of the land, building and leasehold improvements and certain other information with respect to the our offices at June 30, 2008.

		Date of Lease	Net Book Value of	Amount of
Description/Address	Leased/Owned	Expiration	Property	Deposits
			(In thousands)
Main Office: 325 Carondelet Street New Orleans, Louisiana 70130	Owned	N/A	$3,181	$10,759

Branch Offices: 700 S. Carrollton Avenue New Orleans, Louisiana 70118	Owned	N/A	378	8,590

933 Metairie Road Metairie, Louisiana 70005	Owned		1,451	16,955

Total			$5,010	$36,304

REGULATION
General
     Hibernia Homestead Bancorp, a Louisiana corporation, will be the parent holding company for Hibernia Homestead Bank following the conversion. Hibernia Homestead Bank intends to make an election to be considered a “savings association” for purposes of holding company regulations and Hibernia Homestead Bancorp will register as a savings and loan holding company that will be required to file certain reports with, will be subject to examination by, and otherwise must comply with the rules and regulations of the Office of Thrift Supervision. Hibernia Homestead Bancorp will also be subject to the rules and regulations of the Securities and Exchange Commission under the federal securities laws.
     Hibernia Homestead Bank is a Louisiana-chartered savings bank and is subject to extensive regulation and examination by the Louisiana Office of Financial Institutions and by the Federal Deposit Insurance Corporation, and is also subject to certain requirements established by the Federal Reserve Board. The federal and state laws and regulations which are applicable to savings banks regulate, among other things, the scope of their business, their investments, their reserves against deposits, the timing of the availability of deposited funds and the nature and amount of and collateral for certain loans.

There are periodic examinations by the Louisiana Office of Financial Institutions and the Federal Deposit Insurance Corporation to test Hibernia Homestead Bank’s compliance with various regulatory requirements. This regulation and supervision establishes a comprehensive framework of activities in which an institution can engage and is intended primarily for the protection of the deposit insurance fund and depositors. The regulatory structure also gives the regulatory authorities extensive discretion in connection with their supervisory and enforcement activities and examination policies, including policies with respect to the classification of assets and the establishment of adequate loan loss reserves for regulatory purposes. Any change in such regulation by the Louisiana Office of Financial Institutions, the Federal Deposit Insurance Corporation, the Office of Thrift Supervision or a change in applicable law by Congress could have a material adverse impact on Hibernia Homestead Bancorp, Hibernia Homestead Bank and their operations.
     Certain of the statutory and regulatory requirements that are or will be applicable to Hibernia Homestead Bank and Hibernia Homestead Bancorp are described below. This description of statutes and regulations is not intended to be a complete explanation of such statutes and regulations and their effects on Hibernia Homestead Bank and Hibernia Homestead Bancorp and is qualified in its entirety by reference to the actual statutes and regulations.
Regulation of Hibernia Homestead Bank
     Louisiana Banking Law. The Louisiana Savings Bank Act of 1990, and regulations promulgated thereunder, contain detailed provisions governing the organization, location of offices, rights and responsibilities of directors, officers, employees and members, as well as corporate powers, savings and investment operations and other aspects of Hibernia Homestead Bank and its affairs. The Louisiana Savings Bank Act of 1990 delegates extensive rulemaking power and administrative discretion to the commissioner of financial institutions so that the supervision and regulation of state-chartered savings banks may be flexible and readily responsive to changes in economic conditions and in savings and lending practices, although provisions related to safety and soundness of operations, investments and management are strictly construed.
     One of the purposes of the Louisiana Savings Bank Act of 1990 is to provide savings banks with the opportunity to be competitive with each other and with other financial institutions existing under the Louisiana Banking Law and other state, federal and foreign laws. A Louisiana savings bank may locate or change the location of its principal place of business and establish an office anywhere in the state, with the prior approval of the Louisiana Office of Financial Institutions.
     The Louisiana Office of Financial Institutions examines each savings bank on a recurring schedule, generally not less frequently than once every two years. If the Louisiana Office of Financial Institutions determines that corrective action is necessary, the commissioner shall request that such action be taken. If corrective action is not taken, the commissioner will seek to compel enforcement by formal order followed by institution of suit, if necessary.
     Emergency Economic Stabilization Act of 2008. The U.S. Congress adopted, and on October 3, 2008, President George W. Bush signed, the Emergency Economic Stabilization Act of 2008 ("EESA") which authorizes the United States Department of the Treasury, to purchase from financial institutions and their holding companies up to $700 billion in mortgage loans, mortgage-related securities and certain other financial instruments, including debt and equity securities issued by financial institutions and their holding companies in a troubled asset relief program. The purpose of the troubled asset relief program is to restore confidence and stability to the U.S. banking system and to encourage financial institutions to increase their lending to customers and to each other. The troubled asset relief program is also expected to include direct purchases or guarantees of troubled assets of financial institutions. The Treasury Department has allocated $250 billion towards a capital purchase program. Under the capital purchase program, the Treasury Department will purchase debt or equity securities from participating institutions. We have elected not to participate in the capital purchase program as a result of our mutual to stock conversion.
     The Federal Deposit Insurance Corporation increased deposit insurance on most accounts from $100,000 to $250,000, until the end of 2009. In addition, the Federal Deposit Insurance Corporation has implemented two temporary programs to provide deposit insurance for the full amount of most non-interest bearing transaction deposit accounts through the end of 2009 and to guarantee certain unsecured debt of financial institutions and their holding companies through June 2012. For non-interest bearing transaction deposit accounts, including accounts swept from a non-interest bearing transaction account into an non-interest bearing savings deposit account, a 10 basis point annual rate surcharge will be applied to deposit amounts in excess of $250,000. Financial institutions may opt out of these two programs by December 5, 2008. We do not currently expect to opt out of the temporary liquidity guarantee program, however, we do not expect that the assessment surcharge will have a material impact on our results of operations.
     Insurance of Accounts. The deposits of Hibernia Homestead are insured to the maximum extent permitted by the Deposit Insurance Fund, administered by the Federal Deposit Insurance Corporation, and are backed by the full faith and credit of the U.S. Government. As insurer, the Federal Deposit Insurance Corporation is authorized to conduct examinations of, and to require reporting by, insured institutions. It also may prohibit any insured institution from engaging in any activity determined by regulation or order to pose a serious threat to the Federal Deposit Insurance Corporation.
     Under regulations effective January 1, 2007, the FDIC adopted a new risk-based premium system that provides for quarterly assessments based on an insured institution’s ranking in one of four risk categories based upon supervisory and capital evaluations. Well-capitalized institutions (generally those with CAMELS composite ratings of 1 or 2) are grouped in Risk Category I and assessed for deposit insurance at an annual rate of between five and seven basis points. The assessment rate for an individual institution is determined according to a formula based on a weighted average of the institution’s individual CAMEL component ratings plus either five financial ratios or, in the case of an institution with assets of $10.0 billion or more, the average ratings of its long-term debt. Institutions in Risk Categories II, III and IV assessed at annual rates of 10, 28 and 43 points, respectively.
     In addition, all institutions with deposits insured by the Federal Deposit Insurance Corporation are required to pay assessments to fund interest payments on bonds issued by the Financing Corporation, a mixed-ownership government corporation established to recapitalize a predecessor to the Deposit Insurance Fund.

The assessment rate for the second quarter of 2008 was 0.0112% of insured deposits and is adjusted quarterly. These assessments will continue until the Financing Corporation bonds mature in 2019.
     The Federal Deposit Insurance Corporation may terminate the deposit insurance of any insured depository institution, including Hibernia Homestead, if it determines after a hearing that the institution has engaged or is engaging in unsafe or unsound practices, is in an unsafe or unsound condition to continue operations, or has violated any applicable law, regulation, order or any condition imposed by an agreement with the Federal Deposit Insurance Corporation. It also may suspend deposit insurance temporarily during the hearing process for the permanent termination of insurance, if the institution has no tangible capital. If insurance of accounts is terminated, the accounts at the institution at the time of the termination, less subsequent withdrawals, shall continue to be insured for a period of six months to two years, as determined by the Federal Deposit Insurance Corporation. Management is aware of no existing circumstances which would result in termination of Hibernia Homestead’s deposit insurance.
     On October 16, 2008, the Federal Deposit Insurance Corporation published a restoration plan designed to replenish the Deposit Insurance Fund over a period of five years and to increase the deposit insurance reserve ratio, which decreased to 1.01% of insured deposits on June 30, 2008, to the statutory minimum of 1.15% of insured deposits by December 31, 2013. In order to implement the restoration plan, the Federal Deposit Insurance Corporation proposes to change both its risk-based assessment system and its base assessment rates. Assessment rates would increase by 7 basis points across the range of risk weightings of depository institutions. Changes to the risk-based assessment system would include increasing premiums for institutions that rely on excessive amounts of brokered deposits, including CDARS, increasing premiums for excessive use of secured liabilities, including Federal Home Loan Bank advances, lowering premiums for smaller institutions with very high capital levels, and adding financial ratios and debt issuer ratings to the premium calculations for banks with over $10 billion in assets, while providing a reduction for their unsecured debt.
     Capital Requirements. The Federal Deposit Insurance Corporation has promulgated regulations and adopted a statement of policy regarding the capital adequacy of state-chartered savings banks which, like Hibernia Homestead, are not members of the Federal Reserve System. These requirements are substantially similar to those adopted by the Federal Reserve Board regarding bank holding companies.
     The Federal Deposit Insurance Corporation’s capital regulations establish a minimum 3.0% Tier I leverage capital requirement for the most highly-rated state-chartered, non-member banks, with an additional cushion of at least 100 to 200 basis points for all other state-chartered, non-member banks, which effectively will increase the minimum Tier I leverage ratio for such other banks to 4.0% to 5.0% or more. Under the Federal Deposit Insurance Corporation’s regulation, highest-rated banks are those that the Federal Deposit Insurance Corporation determines are not anticipating or experiencing significant growth and have well diversified risk, including no undue interest rate risk exposure, excellent asset quality, high liquidity, good earnings and, in general, which are considered a strong banking organization and are rated composite 1 under the Uniform Financial Institutions Rating System. Leverage or core capital is defined as the sum of common stockholders’ equity (including retained earnings), noncumulative perpetual preferred stock and related surplus, and minority interests in consolidated subsidiaries, minus all intangible assets other than certain qualifying supervisory goodwill and certain purchased mortgage servicing rights.
     The Federal Deposit Insurance Corporation also requires that savings banks meet a risk-based capital standard. The risk-based capital standard for savings banks requires the maintenance of total capital (which is defined as Tier I capital and supplementary (Tier 2) capital) to risk weighted assets of 8%. In determining the amount of risk-weighted assets, all assets, plus certain off balance sheet assets, are multiplied by a risk-weight of 0% to 100%, based on the risks the Federal Deposit Insurance Corporation believes are inherent in the type of asset or item. The components of Tier I capital are equivalent to those discussed above under the 3% leverage capital standard. The components of supplementary capital include certain perpetual preferred stock, certain mandatory convertible securities, certain subordinated debt and intermediate preferred stock and general allowances for loan and lease losses. Allowance for loan and lease losses includable in supplementary capital is limited to a maximum of 1.25% of risk-weighted assets. Overall, the amount of capital counted toward supplementary capital cannot exceed 100% of core capital.
     At June 30, 2008, Hibernia Homestead Bank’s capital ratios exceeded each of its capital requirements. See Note 11 to the notes to our consolidated financial statements included elsewhere herein.
     Activities and Investments of Insured State-Chartered Savings Banks. The activities and equity investments of Federal Deposit Insurance Corporation-insured, state-chartered savings banks are generally limited to those that are permissible for national banks. Under regulations dealing with equity investments, an insured state bank generally may not directly or indirectly acquire or retain any equity investment of a type, or in an amount, that is not permissible for a national bank. An insured state bank is not prohibited from, among other things:
•	acquiring or retaining a majority interest in a subsidiary;

•	investing as a limited partner in a partnership the sole purpose of which is direct or indirect investment in the acquisition, rehabilitation or new construction of a qualified housing project, provided that such limited partnership investments may not exceed 2% of the bank’s total assets;

•	acquiring up to 10% of the voting stock of a company that solely provides or reinsures directors’, trustees’ and officers’ liability insurance coverage or bankers’ blanket bond group insurance coverage for insured depository institutions; and

•	acquiring or retaining the voting shares of a depository institution if certain requirements are met.
     The Federal Deposit Insurance Corporation has adopted regulations pertaining to the other activity restrictions imposed upon insured state banks and their subsidiaries. Pursuant to such regulations, insured state banks engaging in impermissible activities may seek approval from the Federal Deposit Insurance Corporation to continue such activities. State banks not engaging in such activities but that desire to engage in otherwise impermissible activities either directly or through a subsidiary may apply for approval from the Federal Deposit Insurance Corporation to do so; however, if such bank fails to meet the minimum capital requirements or the activities present a significant risk to the Deposit Insurance Fund, such application will not be approved by the Federal Deposit Insurance Corporation. Pursuant to this authority, the Federal Deposit Insurance Corporation has determined that investments in certain majority-owned subsidiaries of insured state banks do not represent a significant risk to the deposit insurance funds. Investments permitted under that authority include real estate activities and securities activities.
     Restrictions on Capital Distributions. Office of Thrift Supervision regulations govern capital distributions by savings institutions, which include cash dividends, stock repurchases and other transactions charged to the capital account of a savings institution to make capital distributions. These regulations will apply to Hibernia Homestead Bancorp because Hibernia Homestead Bank will be considered a savings association for certain purposes under Office of Thrift Supervision regulations. Under applicable regulations, a savings association must file an application for Office of Thrift Supervision approval of the capital distribution if:
•	the total capital distributions for the applicable calendar year exceed the sum of the institution’s net income for that year to date plus the institution’s retained net income for the preceding two years;

•	the institution would not be at least adequately capitalized following the distribution;

•	the distribution would violate any applicable statute, regulation, agreement or Office of Thrift Supervision-imposed condition; or

•	the institution is not eligible for expedited treatment of its filings with the Office of Thrift Supervision.
     If an application is not required to be filed, state savings banks that elect to be treated as savings associations such as Hibernia Homestead and which are a subsidiary of a holding company (as well as certain other institutions) must still file a notice with the Office of Thrift Supervision at least 30 days before the board of directors declares a dividend or approves a capital distribution.
     A savings association that either before or after a proposed capital distribution fails to meet its then applicable minimum capital requirement or that has been notified that it needs more than normal supervision may not make any capital distributions without the prior written approval of the Office of Thrift Supervision. In addition, the Office of Thrift Supervision may prohibit a proposed capital distribution, which would otherwise be permitted by Office of Thrift Supervision regulations, if the Office of Thrift Supervision determines that such distribution would constitute an unsafe or unsound practice.
     The Federal Deposit Insurance Corporation prohibits an insured depository institution from paying dividends on its capital stock or interest on its capital notes or debentures (if such interest is required to be paid only out of net profits) or distributing any of its capital assets while it remains in default in the payment of any assessment due the Federal Deposit Insurance Corporation. Hibernia Homestead is currently not in default in any assessment payment to the Federal Deposit Insurance Corporation.

     Loans-to-One Borrower Limitations. The Louisiana Savings Bank Act of 1990 imposes limitations on the aggregate amount of loans that a Louisiana chartered savings bank can make to any one borrower. The permissible amount of loans-to-one borrower, on a secured and unsecured basis, may not exceed 25% of a savings bank’s total net worth. In addition, a savings bank may make loans in an amount equal to an additional 10% of a savings bank’s net worth if the loans are 100% secured by readily marketable collateral. A savings bank’s net worth shall be calculated based on its last quarterly call report and consists of (i) outstanding and unimpaired common stock; (ii) outstanding and unimpaired perpetual preferred stock; (iii) unimpaired capital surplus, undivided profits, capital reserves, minus intangible assets; (iv) purchased mortgage servicing rights; and (v) mandatory convertible debt up to 20% of categories (i) through (iv). Readily marketable collateral consists of financial instruments or bullion, which are salable under ordinary circumstances with reasonable promptness at fair market value on an auction or a similarly available daily bid and ask price market. At June 30, 2008, limit on loans-to-one borrower was approximately $2.1 million. At June 30, 2008, Hibernia Homestead Bank’s five largest loans or groups of loans-to-one borrower ranged from $473,000 to $1.2 million and all such loans were performing in accordance with their terms.
     Privacy Requirements of the Gramm-Leach-Bliley Act. The Gramm-Leach-Bliley Act of 1999 provided for sweeping financial modernization for commercial banks, savings banks, securities firms, insurance companies, and other financial institutions operating in the United States. Among other provisions, the Gramm-Leach-Bliley Act places limitations on the sharing of consumer financial information with unaffiliated third parties. Specifically, the Gramm-Leach-Bliley Act requires all financial institutions offering financial products or services to retail customers to provide such customers with the financial institution’s privacy policy and provide such customers the opportunity to “opt out” of the sharing of personal financial information with unaffiliated third parties. Hibernia Homestead currently has a privacy protection policy in place and believes such policy is in compliance with the Gramm-Leach-Bliley Act and its implementing regulations.
     Anti-Money Laundering. On October 26, 2001, in response to the events of September 11, 2001, the President of the United States signed into law the Uniting and Strengthening America by Providing Appropriate Tools Required to Intercept and Obstruct Terrorism Act of 2001 (referred to as the USA PATRIOT Act). The USA PATRIOT Act amended the Bank Secrecy Act to significantly expand the responsibilities of financial institutions, including insured state savings banks such as Hibernia Homestead, in preventing the use of the U.S. financial system to fund terrorist activities. Title III of the USA PATRIOT Act provides for a significant overhaul of the U.S. anti-money laundering regime. Among other provisions, it requires financial institutions operating in the United States to develop new anti-money laundering compliance programs, due diligence policies and controls to ensure the detection and reporting of money laundering. Such compliance programs are intended to supplement existing compliance requirements, also applicable to financial institutions, under the Bank Secrecy Act and the Office of Foreign Assets Control Regulations. Hibernia Homestead has established policies and procedures to ensure compliance with the USA PATRIOT Act’s provisions.
     Regulatory Enforcement Authority. The federal banking laws provide substantial enforcement powers available to federal banking regulators. This enforcement authority includes, among other things, the ability to assess civil money penalties, to issue cease-and-desist or removal orders and to initiate injunctive actions against banking organizations and institution-affiliated parties, as defined. In general, these enforcement actions may be initiated for violations of laws and regulations and unsafe or unsound practices. Other actions or inactions may provide the basis for enforcement action, including misleading or untimely reports filed with regulatory authorities.
Regulation of Hibernia Homestead Bancorp
     General. Immediately following the consummation of the conversion, Hibernia Homestead Bancorp will be subject to regulation as a savings and loan holding company under the Home Owners’ Loan Act, as amended, because Hibernia Homestead Bank intends to make an election under Section 10(l) of the Home Owners’ Loan Act to be treated as a “savings association” for purposes of Section 10 of the Home Owners’ Loan Act. As a result, Hibernia Homestead Bancorp will register with the Office of Thrift Supervision and will be subject to Office of Thrift Supervision regulations, examinations, supervision and reporting requirements relating to savings and loan holding companies.

Hibernia Homestead Bancorp will also be required to file certain reports with, and otherwise comply with the rules and regulations of, Louisiana Office of Financial Institutions and the Securities and Exchange Commission. As a subsidiary of a savings and loan holding company, Hibernia Homestead Bank will be subject to certain restrictions in its dealings with Hibernia Homestead Bancorp and affiliates thereof, including the Office of Thrift Supervision’s qualified thrift lender requirement, dividend restrictions and transactions with affiliates regulations.
     Restrictions Applicable to Hibernia Homestead Bancorp. Because Hibernia Homestead Bancorp will operate as a non-grandfathered savings and loan holding company, it will be permitted to engage only in the following activities:
•	furnishing or performing management services for a subsidiary savings institution;

•	conducting an insurance agency or escrow business;

•	holding, managing, or liquidating assets owned or acquired from a subsidiary savings institution;

•	holding or managing properties used or occupied by a subsidiary savings institution;

•	acting as trustee under a deed of trust;

•	any other activity (i) that the Federal Reserve Board, by regulation, has determined to be permissible for bank holding companies under Section 4(c) of the Bank Holding Company Act of 1956, unless the Director of the Office of Thrift Supervision, by regulation, prohibits or limits any such activity for savings and loan holding companies, or (ii) in which multiple savings and loan holding companies were authorized by regulation to directly engage in on March 5, 1987;

•	purchasing, holding, or disposing of stock acquired in connection with a qualified stock issuance if the purchase of such stock by such holding company is approved by the Director of the Office of Thrift Supervision; and

•	any activity permissible for financial holding companies under section 4(k) of the Bank Holding Company Act.
     Permissible activities which are deemed to be financial in nature or incidental thereto under section 4(k) of the Bank Holding Company Act include:
•	lending, exchanging, transferring, investing for others, or safeguarding money or securities;

•	insurance activities or providing and issuing annuities, and acting as principal, agent, or broker;

•	financial, investment, or economic advisory services;

•	issuing or selling instruments representing interests in pools of assets that a bank is permitted to hold directly;

•	underwriting, dealing in, or making a market in securities;

•	activities previously determined by the Federal Reserve Board to be closely related to banking;

•	activities that bank holding companies are permitted to engage in outside of the U.S.; and

•	portfolio investments made by an insurance company.

In addition, Hibernia Homestead Bancorp cannot be acquired unless the acquirer is engaged solely in financial activities or to acquire a company unless the company is engaged solely in financial activities.
     If a savings and loan holding company acquires or merges with another holding company, the holding company acquired or the holding company resulting from such merger or acquisition may only invest in assets and engage in the activities listed above, and it has a period of two years to cease any non-conforming activities and divest any non-conforming investments. As of the date of this prospectus, Hibernia Homestead was not engaged in any non-conforming activities and it did not have any non-conforming investments.
     If the subsidiary savings association fails to meet the Qualified Thrift Lender test set forth in Section 10(m) of the Home Owners’ Loan Act, as discussed below, then the savings and loan holding company must register with the Federal Reserve Board as a bank holding company, unless the savings institution requalifies as a Qualified Thrift Lender within one year thereafter.
     Qualified Thrift Lender Test. Under Section 2303 of the Economic Growth and Regulatory Paperwork Reduction Act of 1996, a savings association can comply with the Qualified Thrift Lender test by either meeting the Qualified Thrift Lender test set forth in the Home Owners’ Loan Act and implementing regulations or qualifying as a domestic building and loan association as defined in Section 7701(a)(19) of the Internal Revenue Code of 1986, as amended. A savings association subsidiary of a savings and loan holding company that does not comply with the Qualified Thrift Lender test must comply with the following restrictions on its operations:
•	the institution may not engage in any new activity or make any new investment, directly or indirectly, unless such activity or investment is permissible for a national bank;

•	the branching powers of the institution shall be restricted to those of a national bank; and

•	payment of dividends by the institution shall be subject to the rules regarding payment of dividends by a national bank.
Upon the expiration of three years from the date the institution ceases to meet the Qualified Thrift Lender test, it must cease any activity and not retain any investment not permissible for a national bank (subject to safety and soundness considerations).
     Hibernia Homestead Bank believes that it meets the provisions of the Qualified Thrift Lender test.
     Limitations on Transactions with Affiliates. Transactions between savings associations and any affiliate are governed by Sections 23A and 23B of the Federal Reserve Act as made applicable to savings associations by Section 11 of the Home Owners’ Loan Act. An affiliate of a savings association is any company or entity which controls, is controlled by or is under common control with the savings association. In a holding company context, the holding company of a savings association (such as Hibernia Homestead Bancorp) and any companies which are controlled by such holding company are affiliates of the savings association. Generally, Section 23A limits the extent to which the savings association or its subsidiaries may engage in “covered transactions” with any one affiliate to an amount equal to 10% of such association’s capital stock and surplus, and contain an aggregate limit on all such transactions with all affiliates to an amount equal to 20% of such capital stock and surplus. Section 23B applies to “covered transactions” as well as certain other transactions and requires that all transactions be on terms substantially the same, or at least as favorable, to the savings association as those provided to a non-affiliate. The term “covered transaction” includes the making of loans to, purchase of assets from and issuance of a guarantee to an affiliate and similar transactions. Section 23B transactions also include the provision of services and the sale of assets by a savings association to an affiliate. In addition to the restrictions imposed by Sections 23A and 23B, Section 11 of the Home Owners’ Loan Act prohibits a savings association from (i) making a loan or other extension of credit to an affiliate, except for any affiliate which engages only in certain activities which are permissible for bank holding companies, or (ii) purchasing or investing in any stocks, bonds, debentures, notes or similar obligations of any affiliate, except for affiliates which are subsidiaries of the savings association.
     In addition, Sections 22(g) and (h) of the Federal Reserve Act as made applicable to savings associations by Section 11 of the Home Owners’ Loan Act, place restrictions on loans to executive officers, directors and principal stockholders of the savings association and its affiliates.

Under Section 22(h), loans to a director, an executive officer and to a greater than 10% stockholder of a savings association, and certain affiliated interests of either, may not exceed, together with all other outstanding loans to such person and affiliated interests, the savings association’s loans to one borrower limit (generally equal to 15% of the association’s unimpaired capital and surplus). Section 22(h) also requires that loans to directors, executive officers and principal stockholders be made on terms substantially the same as offered in comparable transactions to other persons unless the loans are made pursuant to a benefit or compensation program that (i) is widely available to employees of the association and (ii) does not give preference to any director, executive officer or principal stockholder, or certain affiliated interests of either, over other employees of the savings association. Section 22(h) also requires prior board approval for certain loans. In addition, the aggregate amount of extensions of credit by a savings association to all insiders cannot exceed the association’s unimpaired capital and surplus. Furthermore, Section 22(g) places additional restrictions on loans to executive officers. As an insured state chartered savings bank, Hibernia Homestead Bank currently is subject to Sections 22(g) and (h) of the Federal Reserve Act and at June 30, 2008, was in compliance with the above restrictions.
     Restrictions on Acquisitions. Except under limited circumstances, savings and loan holding companies are prohibited from acquiring, without prior approval of the Director of the Office of Thrift Supervision, (i) control of any other savings association or savings and loan holding company or substantially all the assets thereof or (ii) more than 5% of the voting shares of a savings association or holding company thereof which is not a subsidiary. Except with the prior approval of the Director, no director or officer of a savings and loan holding company or person owning or controlling by proxy or otherwise more than 25% of such company’s stock, may acquire control of any savings association, other than a subsidiary savings association, or of any other savings and loan holding company.
     The Director of the Office of Thrift Supervision may only approve acquisitions resulting in the formation of a multiple savings and loan holding company which controls savings associations in more than one state if (i) the multiple savings and loan holding company involved controls a savings association which operated a home or branch office located in the state of the association to be acquired as of March 5, 1987; (ii) the acquiror is authorized to acquire control of the savings association pursuant to the emergency acquisition provisions of the Federal Deposit Insurance Act ; or (iii) the statutes of the state in which the association to be acquired is located specifically permit associations to be acquired by the state-chartered associations or savings and loan holding companies located in the state where the acquiring entity is located (or by a holding company that controls such state-chartered savings associations).
     Federal Securities Laws. Upon completion of the conversion, Hibernia Homestead Bancorp’s common stock will be registered with the Securities and Exchange Commission under Section 12(g) of the Securities Exchange Act of 1934, as amended. We will be subject to information, proxy solicitation, insider trading restrictions, and other requirements under the Securities Exchange Act of 1934.
     The Sarbanes-Oxley Act. As a public company, Hibernia Homestead Bancorp will be subject to the Sarbanes-Oxley Act of 2002, which implements a broad range of corporate governance and accounting measures for public companies designed to promote honesty and transparency in corporate America and better protect investors from corporate wrongdoing. The Sarbanes-Oxley Act’s principal legislation and the derivative regulation and rule-making promulgated by the Securities and Exchange Commission include:
•	the creation of an independent accounting oversight board;

•	auditor independence provisions that restrict non-audit services that accountants may provide to their audit clients;

•	additional corporate governance and responsibility measures, including the requirement that the chief executive officer and chief financial officer certify financial statements;

•	a requirement that companies establish and maintain a system of internal control over financial reporting and that a company’s management provide an annual report regarding its assessment of the effectiveness of such internal control over financial reporting to the company’s independent accountants and that such accountants provide an attestation report with respect to management’s assessment of the effectiveness of the company’s internal control over financial reporting;

•	the forfeiture of bonuses or other incentive-based compensation and profits from the sale of an issuer’s securities by directors and senior officers in the twelve month period following initial publication of any financial statements that later require restatement;

•	an increase in the oversight of, and enhancement of certain requirements relating to audit committees of public companies and how they interact with the company’s independent auditors;

•	the requirement that audit committee members must be independent and are absolutely barred from accepting consulting, advisory or other compensatory fees from the issuer;

•	the requirement that companies disclose whether at least one member of the committee is a “financial expert” (as such term is defined by the Securities and Exchange Commission) and if not, why not;

•	expanded disclosure requirements for corporate insiders, including accelerated reporting of stock transactions by insiders and a prohibition on insider trading during pension blackout periods;

•	a prohibition on personal loans to directors and officers, except certain loans made by insured financial institutions;

•	disclosure of a code of ethics and the requirement of filing of a Form 8-K for a change or waiver of such code;

•	mandatory disclosure by analysts of potential conflicts of interest; and

•	a range of enhanced penalties for fraud and other violations.
     Hibernia Homestead Bancorp anticipates that it will incur additional expense in complying with the provisions of the Sarbanes-Oxley Act and the resulting regulations, which will have an impact on its results of operations and financial condition.
TAXATION
Federal Taxation
     General. Hibernia Homestead Bancorp and Hibernia Homestead Bank will be subject to federal income tax provisions of the Internal Revenue Code of 1986, as amended, in the same general manner as other corporations with some exceptions listed below. For federal income tax purposes, Hibernia Homestead Bancorp intends to file a consolidated federal income tax return with its wholly owned subsidiaries on a fiscal year basis. The applicable federal income tax expense or benefit will be properly allocated to each subsidiary based upon taxable income or loss calculated on a separate company basis.
     Method of Accounting. For federal income tax purposes, income and expenses are reported on the accrual method of accounting and Hibernia Homestead Bancorp will file its federal income tax return using a December 31 fiscal year end.
     Bad Debt Reserves. The Small Business Job Protection Act of 1996 eliminated the use of the reserve method of accounting for bad debt reserves by savings institutions, effective for taxable years beginning after 1995. Prior to that time, Hibernia Homestead Bank was permitted to establish a reserve for bad debts and to make additions to the reserve. These additions could, within specified formula limits, be deducted in arriving at taxable income. As a result of the Small Business Job Protection Act, savings associations must use the specific chargeoff method in computing their bad debt deduction beginning with their 1996 federal tax return.

     Taxable Distributions and Recapture. Prior to the Small Business Job Protection Act, bad debt reserves created prior to January 1, 1988 were subject to recapture into taxable income if a savings bank failed to meet certain thrift asset and definitional tests. New federal legislation eliminated these thrift related recapture rules. However, under current law, pre-1988 reserves remain subject to recapture should a savings bank make certain non-dividend distributions or cease to maintain a savings bank charter. At June 30, 2008, Hibernia Homestead Bank did not have federal pre-1988 reserves subject to recapture.
     Minimum Tax. The Internal Revenue Code imposes an alternative minimum tax (“AMT”) at a rate of 20% on a base of regular taxable income plus certain tax preferences (“alternative minimum taxable income” or “AMTI”). The AMT is payable to the extent such AMTI is in excess of an exemption amount. Net operating losses can offset no more than 90% of AMTI. Certain payments of alternative minimum tax may be used as credits against regular tax liabilities in future years. Hibernia Homestead Bank has not been subject to the AMT nor does it have any such amounts available as credits for carryover.
     Corporate Dividends Received Deduction. Hibernia Homestead Bancorp may exclude from income 100% of dividends received from a member of the same affiliated group of corporations. The corporate dividends received deduction is 80% in the case of dividends received from corporations, which a corporate recipient owns less than 80%, but at least 20% of the distribution corporation. Corporations that own less than 20% of the stock of a corporation distributing a dividend may deduct only 70% of dividends received.
     Other Matters. Hibernia Homestead Bank has not been audited by the IRS during the last five years.
State and Local Taxation
     Hibernia Homestead Bancorp will be subject to the Louisiana Corporation Income Tax based on our Louisiana taxable income. The Corporation Income Tax applies at graduated rates from 4% upon the first $25,000 of Louisiana taxable income to 8% on all Louisiana taxable income in excess of $200,000. For these purposes, “Louisiana taxable income” means net income which is earned by us within or derived from sources within the State of Louisiana, after adjustments permitted under Louisiana law, including a federal income tax deduction. In addition, Hibernia Homestead Bank will be subject to the Louisiana Shares Tax which is imposed on the assessed value of a bank’s stock. The formula for deriving the assessed value is to calculate 15% of the sum of:
(a)	20% of our capitalized earnings, plus

(b)	80% of our taxable stockholders’ equity, minus

(c)	50% of our real and personal property assessment
     Various items may also be subtracted in calculating a bank’s capitalized earnings.

MANAGEMENT
Management of Hibernia Homestead Bancorp and Hibernia Homestead Bank
     Hibernia Homestead Bancorp’s board of directors is divided into three classes, each of which contains approximately one-third of the board. Our directors will be elected by shareholders for staggered three-year terms, or until their successors are elected and qualified. One class of directors, consisting of Messrs. Lane, Kenneth Saer and Weigel, will have a term of office expiring at the first annual meeting of shareholders after the conversion, a second class, consisting of Messrs. Bethea, Brennan and Robert Saer, will have a term of office expiring at the second annual meeting of shareholders and a third class, consisting of Messrs. Brown and Bush will have a term of office expiring at the third annual meeting of shareholders. None of our directors are related to any of Hibernia Homestead Bancorp’s other directors or executive officers by first cousin or closer, other than Kenneth Saer who is the father of Robert Saer. The following table sets forth certain information regarding our directors, all of whom also serve as directors of Hibernia Homestead Bank. Ages are reflected as of June 30, 2008.

		Position with Hibernia Homestead and	Director of
		Principal Occupation During the	Hibernia Homestead
Name	Age	Past Five Years	Since

Patrick W. Browne, Jr.	74	Chairman of the Board since 1981. Former President and Chief Executive Officer of Hibernia Homestead Bank from 1974 until July 2004. Prior thereto, Mr. Browne was an attorney with Jones Walker, New Orleans, Louisiana.	1962

A. Peyton Bush, III	63	President and Chief Executive Officer of Hibernia Homestead Bank since July 2004. Financial consultant with Chaffe & Associates, New Orleans, Louisiana from 2003 until July 2004 and with School Street Capital Group, Boston, Massachusetts from 2000 to 2002. Previously, President, New Orleans Region, Deposit Guaranty National Bank, Metairie, Louisiana from 1997 to 1999. Prior thereto, President, Chief Executive Officer and Director of Jefferson Guaranty Bank, Metairie, Louisiana from 1987 to 1997. From 1974 to 1987, Mr. Bush served in various management capacities with First National Bank of Commerce, New Orleans, Louisiana.	2004

J. Kenneth Saer	78	Director. Retired physician. Previously, Mr. Saer was an orthopedic surgeon with Southern Orthopedic Specialists, New Orleans, Louisiana.	1975

John J. Weigel	76	Director. Retired attorney. Previously, Mr. Weigel was a partner with Jones Walker, New Orleans, Louisiana.	1995

Morrison C. Bethea, M.D.	62	Director. Medical consultant for medical and health affairs to Freeport-McMoRan Copper and Gold, Inc. since 1984. Previously, heart surgeon in private group practice until 2005. Advisory director of McMoRan Exploration, Co., New Orleans, Louisiana.	2008

Richard J. Brennan, Jr.	47	Director. Managing Partner of Dickie Brennan & Company, a restaurant management services company including Dickie Brennan’s Steakhouse, Palace Café and Bourbon House Seafood and Oyster Bar located in New Orleans, Louisiana.	2008

H. Merritt Lane, III	46	Director. President, Chief Executive Officer and director of Canal Barge Company, Inc., a U.S. flag marine transportation and management services company headquartered in New Orleans, Louisiana since 1986. Director of International Shipholding Corporation an operator of a fleet of U.S. and foreign flag vessels that provide international and domestic maritime transportation services to commercial and governmental customers headquartered in Mobile, Alabama.	2008

Robert H. Saer	48	Director. Founder and partner of Monarch Real Estate Advisors, Inc., a real estate development and management company headquartered in New Orleans, Louisiana, since 1991.	2008

Executive Officers Who are Not Also Directors
     Michael G. Gretchen, age 57 years, has served as Senior Vice President and Corporate Secretary of Hibernia Homestead Bank since January 2008 and March 2008, respectively. Mr. Gretchen previously served as an associate with INROADS Loan Review Services, New Orleans, Louisiana from September 2006 until January 2008; a Senior Vice President for BankOne, New Orleans, Louisiana, from 2003 until June 2005; and a financial advisor with Morgan Stanley in New Orleans, Louisiana, from 2001 until 2003. Prior thereto, Mr. Gretchen served as Executive Vice President, Commercial Banking with Hibernia National Bank, New Orleans, Louisiana from 1999 to 2001; and in various other positions with Hibernia National Bank since 1977.
     Donna T. Guerra, age 43 years, has served as Chief Financial Officer and Assistant Secretary of Hibernia Homestead Bank since June 2005. Previously, Ms. Guerra served as a financial consultant with Oil Mop, LLC, Belle Chasse, Louisiana, from 2003 until June 2005. Prior thereto, Ms. Guerra served as Senior Internal Consultant, financial division of Ochsner Foundation Hospital, New Orleans, Louisiana from March 1998 to October 2001; and Vice President, Finance and Investments and Purchasing of Jefferson Guaranty Bank, Metairie, Louisiana from August 1989 to March 1997. Previously, Ms. Guerra served as a Senior Accountant with Deloitte & Touche, New Orleans, Louisiana from 1988 to August 1989.
     Our executive officers are elected annually and hold office until their successors have been elected and qualified or until death, resignation or removal by the board of directors.
Committees of the Board of Directors of Hibernia Homestead Bancorp and Hibernia Homestead Bank
     In connection with the conversion, Hibernia Homestead Bancorp will establish an audit committee and may establish nominating and compensation committees. We expect that all of the members of the audit committee would be considered independent directors as defined by the regulations of the Securities and Exchange Commission. Members of the nominating and compensation committees would not be required to be independent as a result of our listing on the OTC Bulletin Board. To the extent we establish such committees we expect that they will operate in accordance with written charters.
     Regular meetings of the board of directors of Hibernia Homestead are held monthly and special meetings may be held from time-to-time as needed. The board of directors of Hibernia Homestead has established an Audit Committee. The current members of the Audit Committee are Dr. Bethea and Messrs. Weigel and Kenneth Saer, chairman. We expect the committees of Hibernia Homestead Bancorp, with the exception of a Loan Committee, to be similar to those of Hibernia Homestead Bank.
Director Compensation
     Initially, our directors will not be compensated by Hibernia Homestead Bancorp but will serve with and be compensated by Hibernia Homestead Bank. It is not anticipated that separate compensation will be paid to Hibernia Homestead Bancorp’s directors until such time as such persons devote significant time to the separate management of our affairs, which is not expected to occur until we become actively engaged in additional businesses other than holding the stock of Hibernia Homestead Bank. We may determine that such compensation is appropriate in the future.
     Each director of Hibernia Homestead Bank receives $500 for each meeting of the board of directors attended, and $200 for each committee meeting attended.
     Director Compensation Table. The following table sets forth total compensation paid to each director of Hibernia Homestead Bank during fiscal 2007, other than Mr. Bush whose compensation is set forth below under “—Executive Compensation.” Hibernia Homestead Bank does not have a defined benefit pension plan or retirement plan for the benefit of directors.

	Board/Committee
	Fees Earned or Paid	All Other
Name	in Cash	Compensation	Total
J. Kennth Saer	4,200	—	4,200
John J. Weigel	5,000	—	5,000
Richard P. Colomes(1)	5,500	—	5,500
John D. Kitchen(1)	5,700	—	5,700
Louis L. Perilliat(1)	4,500	—	4,500
Morrison C. Bethea, M.D(1)	—	—	—
Richard J. Brennan, Jr.(1)	—	—	—
H. Merritt Lane, III(1)	—	—	—
Robert H. Saer(1)	—	—	—

(1)	Messrs. Colomes, Kitchen and Perilliat resigned as active directors and were named directors emeritus in March 2008 and Messrs. Bethea, Brennan, Lane and Robert Saer were elected directors in March 2008.
Executive Compensation
     The following table shows the compensation paid by Hibernia Homestead Bank to its Chairman of the Board and President and Chief Executive Officer for the year ending December 31, 2007. No executive officers of Hibernia Homestead Bank received total compensation in excess of $100,000 during fiscal 2007.

				All Other
Name and Principal Position	Year	Salary	Bonus	Compensation(1)		Total
Patrick W. Browne, Jr.	2007	$82,000	$—	$5,500	(2)	$87,500
Chairman of the Board
A. Peyton Bush, III	2007	75,000	—	8,500	(2)	83,500
President and Chief Executive Officer

(1)	All other compensation does not include amounts attributable to other miscellaneous benefits. The costs to Hibernia Homestead Bank of providing such benefits during fiscal 2007 did not exceed $10,000.

(2)	Represents directors fees of $5,500 for Messrs. Browne and Bush and a contribution to Hibernia Homestead Bank’s defined contribution plan of $3,000 for Mr. Bush.
     The board of directors approved Mr. Bush’s base salary of $75,000 for fiscal 2007, which was the same amount as for fiscal 2006. The dollar amount of total salary was based on the board’s perception of the local market for chief executive officer compensation and was intended to ensure that Hibernia Homestead remained competitive in attracting and retaining a qualified chief executive officer.
Letter Agreement
     In November 2007, Hibernia Homestead Bank entered into a letter agreement with Michael G. Gretchen, Senior Vice President, in connection with his employment. The letter agreement provides that Mr. Gretchen shall receive an initial base salary of not less than $70,000. Mr. Gretchen is also eligible for a bonus in such amount as determined by the board of directors at their discretion as well as quarterly bonuses or a salary increase based on Hibernia Homestead’s average commercial loans outstanding. Mr. Gretchen will receive a bonus in the amount of $2,500 for each calendar quarter during which Hibernia Homestead’s average commercial loans outstanding, excluding delinquent loans, equals or exceeds $5.0 million. When Hibernia Homestead’s average commercial loans outstanding, excluding delinquent loans, equals or exceeds $15.0 million for a calendar quarter, in lieu of further bonus payments Mr. Gretchen’s annual salary will be increased to $95,000. The agreement also provides that Mr. Gretchen may participate in employee benefit plans, currently consisting only of health insurance and 401(k) Plans and the provision of a parking space. Mr. Gretchen would also participate in the employee stock ownership plan as well as the proposed stock option plan and recognition and retention plan.

New Stock Benefit Plans
     Employee Stock Ownership Plan. Hibernia Homestead Bancorp has established an employee stock ownership plan for our employees to become effective upon completion of the conversion. Employees who have been credited with at least 1,000 hours of service during a 12-month period and who have attained age 21 are eligible to participate in Hibernia Homestead Bancorp’s employee stock ownership plan.
     As part of the conversion, in order to fund the purchase of up to 8.0% of the common stock issued in the conversion, or 85,000 shares and 115,000 shares based on the minimum and maximum of the offering range, respectively, we anticipate that the employee stock ownership plan will borrow funds from Hibernia Homestead Bancorp. We anticipate that such loan will equal 100% of the aggregate purchase price of the common stock acquired by our employee stock ownership plan. We have agreed to loan the employee stock ownership plan the funds necessary to purchase shares. If the employee stock ownership plan’s order is not completely filled in the offering we expect that the employee stock ownership plan will purchase shares in the open market after the conversion is completed at a price which may be more or less than $10.00 per share. The loan to the employee stock ownership plan, which will have a term of 25 years, will be repaid principally from Hibernia Homestead Bank’s contributions to the employee stock ownership plan and the collateral for the loan will be the common stock purchased by the employee stock ownership plan. The interest rate for the employee stock ownership plan loan will be fixed and is expected to be at the prime rate on the date the employee stock ownership plan enters into the loan. We may, in any plan year, make additional discretionary contributions for the benefit of plan participants in either cash or shares of common stock, which may be acquired through the purchase of outstanding shares in the market or from individual shareholders, upon the original issuance of additional shares by Hibernia Homestead Bancorp or upon the sale of treasury shares by Hibernia Homestead Bancorp. Such purchases, if made, would be funded through additional borrowings by the employee stock ownership plan or additional contributions from Hibernia Homestead Bancorp or from Hibernia Homestead Bank. The timing, amount and manner of future contributions to the employee stock ownership plan will be affected by various factors, including prevailing regulatory policies, the requirements of applicable laws and regulations and market conditions.
     Shares purchased by our employee stock ownership plan with the loan proceeds will be held in a suspense account and released for allocation to participants on a pro rata basis as debt service payments are made. Shares released from the employee stock ownership plan will be allocated to each eligible participant’s employee stock ownership plan account based on the ratio of each such participant’s compensation, consisting of salary and bonus, to the total of such compensation of all eligible employee stock ownership plan participants. Forfeitures may be used for several purposes such as the payment of expenses or be reallocated among remaining participating employees. Account balances of participants in the employee stock ownership plan will be 100% vested after three years of service. Credit is given for years of service with Hibernia Homestead prior to adoption of the employee stock ownership plan. In the case of a “change in control,” as defined in the employee stock ownership plan, however, participants will become immediately fully vested in their account balances. Participants will also become fully vested in their account balances upon death, disability or retirement. Benefits may be payable upon retirement or separation from service.
     Generally accepted accounting principles require that any third party borrowing by our employee stock ownership plan be reflected as a liability on our statement of financial condition. Since the employee stock ownership plan is borrowing from us, the loan will not be treated as a liability but instead will be excluded from shareholders’ equity. If the employee stock ownership plan purchases newly issued shares from Hibernia Homestead Bancorp, total shareholders’ equity would neither increase nor decrease, but per share shareholders’ equity and per share net earnings would decrease as the newly issued shares are allocated to the employee stock ownership plan participants.
     Our employee stock ownership plan will be subject to the requirements of the Employee Retirement Income Security Act of 1974, as amended, and the applicable regulations of the IRS and the Department of Labor.
     Stock Option Plan. Following completion of the conversion, we intend to adopt a stock option plan, which will be designed to attract and retain qualified personnel, provide directors, officers and employees with a proprietary interest in Hibernia Homestead Bancorp as an incentive to contribute to our success and reward employees for outstanding performance.

The stock option plan will provide for the grant of incentive stock options intended to comply with the requirements of Section 422 of the Internal Revenue Code and non-incentive or compensatory stock options. Options may be granted to our directors, officers and employees. The stock option plan will be administered and interpreted by a committee of the board of directors composed of independent directors. Unless terminated earlier, the stock option plan shall continue in effect for a period of 10 years from the date the stock option plan is adopted by the board of directors.
     Under the stock option plan, a committee will determine which directors, officers and employees will be granted options, whether options will be incentive or compensatory options, the number of shares subject to each option, the exercise price of each option, whether options may be exercised by delivering other shares of common stock and when such options become exercisable. The per share exercise price of an incentive stock option will be at least equal the fair market value of a share of common stock on the date the option is granted, or 110% of fair market value in the case of incentive stock options granted to employees who are 10% shareholders.
     At a meeting of our shareholders at least six months after the conversion, we intend to present the stock option plan to shareholders for their approval and to reserve an amount equal to 10.0% of the shares of common stock issued in the conversion, which would be 106,250 shares or 143,750 shares based on the minimum and maximum of the offering range, respectively, for issuance under the stock option plan. As a result of our election to be treated as a savings and loan holding company, we are subject to applicable regulations of the Office of Thrift Supervision which provide that if the stock option plan is adopted within twelve months after the conversion, it must be approved by a majority of the total votes eligible to be cast by shareholders. If the stock option plan is implemented more than one year after the conversion, the plan must be approved by a majority of the shares of Hibernia Homestead Bancorp present and voting at the meeting of shareholders. In addition, applicable Office of Thrift Supervision regulations provide that, in the event such plan is implemented within one year after the conversion, no individual officer or employee may receive more than 25% of the options granted under the stock option plan and non-employee directors may not receive more than 5% individually, or 30% in the aggregate of the options granted under the stock option plan. Office of Thrift Supervision regulations also provide that the exercise price of any options granted under any such plan must be at least equal to the fair market value of the common stock as of the date of grant. Further, options under such plan generally are required to vest over a five year period at 20% per year. Hibernia Homestead Bancorp intends that the stock option plan will comply with all applicable regulations of the Office of Thrift Supervision. Each stock option or portion thereof will be exercisable at any time on or after it vests and will be exercisable until 10 years after its date of grant or for periods of up to five years following the death, disability or other termination of the optionee’s employment or service as a director. However, failure to exercise incentive stock options within ninety days after the date on which the optionee’s employment terminates may result in the loss of incentive stock option treatment for federal income tax purposes.
     At the time an option is granted pursuant to the stock option plan, the recipient will not be required to make any payment in consideration for such grant. With respect to incentive or compensatory stock options, the optionee will be required to pay the applicable exercise price at the time of exercise in order to receive the underlying shares of common stock. The shares reserved for issuance under the stock option plan may be authorized but previously unissued shares, treasury shares, or shares purchased by Hibernia Homestead Bancorp on the open market or from private sources. In the event of a stock split, reverse stock split or stock dividend, the number of shares of common stock under the stock option plan, the number of shares to which any option relates and the exercise price per share under any option shall be adjusted to reflect such increase or decrease in the total number of shares of common stock outstanding.
     Under current provisions of the Internal Revenue Code, the federal income tax treatment of incentive stock options and compensatory stock options is different. A holder of incentive stock options who meets certain holding period requirements will not recognize income at the time the option is granted or at the time the option is exercised, and a federal income tax deduction generally will not be available to us at any time as a result of such grant or exercise. With respect to compensatory stock options, the difference between the fair market value on the date of exercise and the option exercise price generally will be treated as compensation income upon exercise, and we will be entitled to a deduction in the amount of income so recognized by the optionee.
     Recognition and Retention Plan. After completion of the conversion, we also intend to adopt a recognition and retention plan for our directors, officers and employees. The objective of the recognition and retention plan will be to enable us to provide directors, officers and employees with a proprietary interest in Hibernia Homestead Bancorp as an incentive to contribute to our success.

We intend to present the recognition and retention plan to our shareholders for their approval at a meeting of shareholders. As a result of our election to be treated as a savings and loan holding company, we are subject to applicable Office of Thrift Supervision regulations which provide that, in the event such plan is implemented within one year after the conversion, shares granted under the plan generally are required to vest over a five year period at 20% per year. In addition, applicable regulations of the Office of Thrift Supervision require that if the recognition and retention is adopted within twelve months after the conversion, it must be approved by a majority of the total votes eligible to be cast by shareholders. If the recognition and retention plan is implemented more than one year after the conversion, the plan must be approved by a majority of the shares of Hibernia Homestead Bancorp present and voting at the meeting of shareholders. Hibernia Homestead Bancorp intends that the recognition and retention plan will comply with all then applicable regulation of the Office of Thrift Supervision.
     The recognition and retention plan will be administered by a committee of Hibernia Homestead Bancorp’s board of directors, which will have the responsibility to invest all funds contributed to the trust created for the recognition and retention plan. We will contribute sufficient funds to the trust so that it can purchase, following the receipt of shareholder approval, a number of shares equal to an aggregate of 4.0% of the common stock issued in the conversion, which would be 42,500 shares or 57,500 shares based on the minimum and maximum of the offering range, respectively. Shares of common stock granted pursuant to the recognition and retention plan generally will be in the form of restricted stock vesting as described above. For accounting purposes, compensation expense in the amount of the fair market value of the common stock at the date of the grant to the recipient will be recognized pro rata over the period during which the shares are earned. A recipient will be entitled to all voting and other shareholder rights, except that the shares, while restricted, may not be sold, pledged or otherwise disposed of and are required to be held in the trust. Under the terms of the recognition and retention plan, recipients of awards will be entitled to instruct the trustees of the recognition and retention plan as to how the underlying shares should be voted, and the trustees will be entitled to vote all unallocated shares in their discretion. If a recipient’s employment is terminated as a result of death or disability, or in connection with a change in control, all restrictions will expire and all allocated shares will become unrestricted. We will be able to terminate the recognition and retention plan at any time, and if we do so, any shares not allocated will revert to Hibernia Homestead Bancorp. Recipients of grants under the recognition and retention plan will not be required to make any payment at the time of grant or when the underlying shares of common stock become vested, other than for certain recipients, payment of withholding taxes.
Transactions With Related Persons
     Hibernia Homestead Bank offers extensions of credit to its directors, officers and employees as well as members of their immediate families for the financing of their primary residences and other proposes. These loans are made on substantially the same terms, including interest rates and collateral, as those prevailing at the time for comparable transactions with persons not related to Hibernia Homestead. It is the belief of management that these loans neither involve more than the normal risk of collectability nor present other unfavorable features to Hibernia Homestead Bank. As of June 30, 2008, we had an aggregate balance of $304,000 in loans to three directors and no loans to executive officers. All such loans are performing in accordance with their terms.
     Section 22(h) of the Federal Reserve Act generally provides that any credit extended by a savings institution, such as Hibernia Homestead Bank, to its executive officers, directors and, to the extent otherwise permitted, principal stockholder(s), or any related interest of the foregoing, must be on substantially the same terms, including interest rates and collateral, as those prevailing at the time for comparable transactions by the savings institution with non-affiliated parties; unless the loans are made pursuant to a benefit or compensation program that (i) is widely available to employees of the institution and (ii) does not give preference to any director, executive officer or principal stockholder, or certain affiliated interests of either, over other employees of the savings institution, and must not involve more than the normal risk of repayment or present other unfavorable features.

PROPOSED PURCHASES OF COMMON STOCK BY MANAGEMENT
     The following table sets forth, for each of our directors, who are currently directors of Hibernia Homestead Bank, and executive officers (and their associates) and for all of our directors and executive officers as a group, the proposed purchases of common stock, assuming sufficient shares are available to satisfy their subscriptions. The amounts include shares that may be purchased through Individual Retirement Accounts. Any purchases made by our directors or executive officers in the offering are being made for investment purposes only and not with a view toward resale. The percentages are based on the minimum and maximum of the offering range.

	Number of		Percent	Percent
Name	Shares	Amount($)	at Minimum	at Maximum
Directors:
Patrick W. Browne, Jr.	30,000	$300,000	2.8%	2.1%
A. Peyton Bush, III	30,000	300,000	2.8	2.1
J. Kenneth Saer	15,000	150,000	1.4	1.0
John J. Weigel	20,000	200,000	1.9	1.4
Morrison C. Bethea, M.D.	30,000	300,000	2.8	2.1
Richard J. Brennan	5,000	50,000	*	*
H. Merritt Lane, III	30,000	300,000	2.8	2.1
Robert H. Saer	10,000	100,000	*	*

Executive Officers:
Michael G. Gretchen	5,000	50,000	*	*
Donna T. Guerra	2,000	20,000	*	*

All Directors and Executive Officers as a Group (10 persons)	177,000	$1,770,000	16.7%	12.3%

*	Represents less than 1% of outstanding common stock.

THE CONVERSION AND OFFERING
     Hibernia Homestead Bank’s board of directors adopted a plan of conversion, and the Louisiana Office of Financial Institutions has approved the plan, subject to approval by the voting members of Hibernia Homestead Bank entitled to vote on the matter and the satisfaction of certain other conditions. The Office of Thrift Supervision has approved our holding company application, subject to the completion of the conversion. The Federal Deposit Insurance Corporation has issued its conditional non-objection to the plan. Neither the approvals by the Louisiana Office of Financial Institutions and the Office of Thrift Supervision nor the non-objection by the Federal Deposit Insurance Corporation, however, constitute a recommendation or endorsement of the conversion and offering.
General
     On May 2, 2008, the board of directors of Hibernia Homestead Bank approved by the required two—thirds vote the plan of conversion pursuant to which Hibernia Homestead will be converted from a Louisiana chartered mutual savings bank to a Louisiana-chartered stock savings bank, and will offer and sell the common stock of Hibernia Homestead Bancorp. Hibernia Homestead Bancorp will hold all of the common stock of Hibernia Homestead Bank following the conversion. The plan of conversion has been conditionally approved by the Louisiana Office of Financial Institutions, subject to, among other things, approval of the plan by the voting members of Hibernia Homestead. A special meeting has been called for this purpose to be held on                     , 2008.
     In adopting the plan of conversion, our board of directors determined that the conversion was advisable and in the best interests of Hibernia Homestead and our depositors and members. The board further determined that the interests of certain depositors in the net worth of Hibernia Homestead would be equitably provided for and that the conversion would not have any adverse impact on the reserves and net worth of Hibernia Homestead.
     We have received the conditional approval of the Office of Thrift Supervision for Hibernia Homestead Bancorp to be considered a savings and loan holding company and to acquire all of the common stock of Hibernia Homestead Bank. One—half of the net proceeds from the sale of the common stock of Hibernia Homestead Bancorp in the offering will be contributed as capital to Hibernia Homestead Bank with the remaining net proceeds being retained by Hibernia Homestead Bancorp for our general corporate purposes. Based on the minimum and maximum of the offering range, we intend to use approximately $850,000, and approximately $1.2 million, at the minimum and maximum of the offering range, respectively, of the net proceeds retained by us to loan funds to our employee stock ownership plan to enable it to purchase up to 8% of the common stock of Hibernia Homestead Bancorp.
     The plan of conversion provides generally that we will offer shares of common stock for sale in the subscription offering to eligible account holders, our employee stock ownership plan, supplemental eligible account holders and other members of Hibernia Homestead. In addition, subject to the prior rights of holders of subscription rights, we may elect to offer the shares of common stock not subscribed for in the subscription offering, if any, for sale in a community offering commencing during or upon completion of the subscription offering. See “— Subscription Offering and Subscription Rights” and “— Community Offering.” We have the right to accept or reject, in whole or in part, any orders to purchase shares of common stock received in the community offering.
     The aggregate price of the shares of common stock to be issued in the conversion will be within the offering range, which was determined based upon an independent appraisal of the estimated pro forma market value of the common stock. The offering range is currently $10.6 million to $14.4 million. All shares of Hibernia Homestead Bancorp common stock to be issued and sold in the conversion will be sold at the same price. The independent appraisal will be affirmed or, if necessary, updated before we complete the conversion. The appraisal has been performed by RP Financial, LC., a consulting firm experienced in the valuation and appraisal of savings institutions. See “— How We Determined the Price Per Share and the Offering Range” for more information as to how the estimated pro forma market value of the common stock was determined.
     The following discussion of the conversion summarizes the material aspects of the plan of conversion. The summary is qualified in its entirety by reference to the provisions of the plan of conversion. A copy of the plan of conversion is available for inspection by our members at each office of Hibernia Homestead Bank and at the Louisiana Office of Financial Institutions. The plan of conversion is also filed as an exhibit to the registration statement of which this prospectus is a part, copies of which may be obtained from the Securities and Exchange Commission. See “Where You Can Find Additional Information.”

Purposes of Conversion
     As a mutual savings bank, we do not have stockholders and we have no authority to issue capital stock. By converting to the capital stock form of organization, we will be structured in the form used by commercial banks, most business entities and a growing number of savings institutions. The conversion will result in an increase in our capital base, which will support our operations.
     The conversion will permit our customers and possibly other members of the local community and of the general public to become equity owners and to share in our future. The conversion also will provide additional funds for lending and investment activities, facilitate future access to the capital markets and enhance our ability to diversify and expand into other markets through acquisitions or otherwise.
     The holding company form of organization will provide additional flexibility to diversify our business activities through existing or newly formed subsidiaries, or through acquisition of or mergers with other financial institutions, as well as other companies. Although there are no current arrangements, understandings or agreements regarding any such opportunities, we will be in a position after the conversion, subject to regulatory limitations and our financial position, to take advantage of any such opportunities that may arise.
     After the conversion, the unissued common and preferred stock authorized by our articles of incorporation will permit us, subject to market conditions and applicable regulatory approvals, to raise additional equity capital through further sales of securities, and to issue securities in connection with possible acquisitions. At the present time, we have no plans with respect to additional offerings of securities, other than the possible issuance of additional shares to the recognition and retention plan or upon exercise of stock options. After the conversion, we also will be able to use stock—based incentive programs to attract and retain executive and other personnel for us and our subsidiaries. See “Management — New Stock Benefit Plans.”
Effects of Conversion
     General. Before the conversion, each of our depositor members has both a deposit account and a pro rata ownership interest in the net worth of Hibernia Homestead Bank, which interest may only be realized in the event of a liquidation of Hibernia Homestead Bank. However, this ownership interest is tied to the depositor’s account and has no tangible market value separate from such deposit account. A depositor who reduces or closes his account receives nothing for his ownership interest in the net worth of Hibernia Homestead Bank, which is lost to the extent that the balance in the account is reduced.
     Consequently, our depositor members normally cannot realize the value of their ownership interest, which has realizable value only in the unlikely event that we were liquidated. In such event, the depositors of record at that time, as owners, would share pro rata in any residual surplus and reserves of Hibernia Homestead Bank after other claims, including claims of depositors to the amount of their deposits, are paid.
     When we convert to stock form, permanent nonwithdrawable capital stock will be created to represent the ownership of the net worth of Hibernia Homestead, and Hibernia Homestead will become a wholly owned subsidiary of Hibernia Homestead Bancorp. Hibernia Homestead Bancorp’s common stock will be separate and apart from deposit accounts of Hibernia Homestead Bank and such stock cannot be and will not be insured by the Federal Deposit Insurance Corporation or any other governmental agency. Certificates will be issued to evidence ownership of Hibernia Homestead Bancorp common stock. These stock certificates will be transferable, and therefore the stock may be sold or traded if a purchaser is available with no effect on any account the seller may hold in Hibernia Homestead Bank.
     Continuity. While the conversion is being accomplished, our normal banking business of accepting deposits and making loans will continue without interruption. We will continue to be subject to regulation by the Louisiana Office of Financial Institutions and the Federal Deposit Insurance Corporation and following the conversion, the Office of Thrift Supervision. After the conversion, we will continue to provide services for depositors and borrowers under current policies by our present management and staff.

     Our current directors and officers will continue to serve as directors and officers of Hibernia Homestead Bank after the conversion. The directors and officers of Hibernia Homestead Bancorp consist of individuals currently serving as trustees and officers of Hibernia Homestead Bank, and they will retain their positions in Hibernia Homestead Bank after the conversion.
     Effect on Deposit Accounts. Under the plan of conversion, each depositor in Hibernia Homestead Bank at the time of the conversion will automatically continue as a depositor after the conversion, and each such deposit account will remain the same with respect to deposit balance, interest rate and other terms, except to the extent that funds in the account are withdrawn to purchase the common stock with respect to those depositors who authorize such a withdrawal and except with respect to voting and liquidation rights. Each such account will be insured by the Federal Deposit Insurance Corporation to the same extent as before the conversion. Depositors will continue to hold their existing certificates, passbooks and other evidences of their accounts.
     Effect on Loans. No loan outstanding from Hibernia Homestead Bank will be affected by the conversion, and the amount, interest rate, maturity and security for each loan will remain as they were contractually fixed prior to the conversion.
     Effect on Voting Rights of Members. At present, all members of Hibernia Homestead Bank have voting rights in Hibernia Homestead Bank as to certain matters requiring member action. When we complete the conversion, members will no longer be entitled to vote on any matter. After the conversion, Hibernia Homestead Bancorp will be the sole shareholder of Hibernia Homestead Bank and will have all of the voting rights in Hibernia Homestead Bank. Exclusive voting rights with respect to Hibernia Homestead Bancorp will be vested in the holders of our common stock. Depositors of Hibernia Homestead Bank will not have voting rights in us after the conversion, except to the extent that they become Hibernia Homestead Bancorp shareholders by buying our common stock.
     Tax Effects. To complete the conversion, we must receive rulings or opinions with regard to federal and Louisiana income taxation which indicate that the conversion will not be taxable for federal or Louisiana income tax purposes to us or the Eligible Account Holders or Supplemental Eligible Account Holders, except as discussed below. We have received favorable opinions regarding the federal and Louisiana income tax consequences of the conversion. See “— Tax Aspects.”
     Effect on Liquidation Rights. If Hibernia Homestead Bank were to liquidate, all claims of our creditors (including those of depositors, to the extent of their deposit balances) would be paid first. Thereafter, if there were any assets remaining, members of Hibernia Homestead Bank would receive such remaining assets, pro rata, based upon the deposit balances in their deposit accounts at Hibernia Homestead Bank immediately prior to liquidation. In the unlikely event that we were to liquidate after the conversion, all claims of creditors (including those of depositors, to the extent of their deposit balances) would also be paid first, followed by distribution of the “liquidation account” to certain members (see “— Liquidation Rights of Certain Members”), with any assets remaining thereafter distributed to Hibernia Homestead Bancorp as the sole shareholder of Hibernia Homestead Bank. Pursuant to applicable rules and regulations, a post-conversion merger, consolidation, sale of bulk assets or similar combination or transaction with another insured savings institution would not be considered a liquidation and, in such a transaction, the liquidation account would be required to be assumed by the surviving institution.
How We Determined the Price Per Share and the Offering Range
     The plan of conversion requires that the purchase price of the common stock must be based on the appraised pro forma market value of the common stock, as determined on the basis of an independent valuation. We have retained RP Financial, LC. to make such valuation. For its services in making such appraisal, appraisal update and assistance in preparing a business plan, RP Financial, LC.’s fees and out-of-pocket expenses are estimated to be $55,000. We have agreed to indemnify RP Financial, LC. and any employees of RP Financial, LC. who act for or on behalf of RP Financial, LC. in connection with the appraisal and the business plan against any and all loss, cost, damage, claim, liability or expense of any kind (including claims under federal and state securities laws) arising out of any misstatement or untrue statement of a material fact or an omission to state a material fact in the information supplied by us to RP Financial, LC., unless RP Financial, LC. is determined to be negligent or otherwise at fault.

     RP Financial, LC. prepared the appraisal taking into account the pro forma impact of the offering. For its analysis, RP Financial, LC. undertook substantial investigations to learn about our business and operations. We supplied financial information, including annual financial statements, information on the composition of assets and liabilities, and other financial schedules. In addition to this information, RP Financial, LC. reviewed our application for conversion as filed with the Louisiana Office of Financial Institutions and our registration statement as filed with the Securities and Exchange Commission. Furthermore, RP Financial, LC. visited our facilities and had discussions with our management. RP Financial, LC. did not perform a detailed individual analysis of the separate components of our assets and liabilities. We did not impose any limitations on RP Financial, LC. in connection with its appraisal.
     In connection with its appraisal, RP Financial, LC. reviewed the following factors, among others:
•	our present and projected operating results and financial condition;

•	the economic and demographic conditions of our primary market area;

•	pertinent historical financial and other information relating to Hibernia Homestead Bank;

•	a comparative evaluation of our operating and financial statistics with those of other savings banks;

•	the proposed price per share;

•	the aggregate size of the offering of common stock;

•	our proposed dividend policy;

•	the impact of the offering on our capital position and earnings potential; and

•	the trading market for securities of comparable institutions and general conditions in the market for such securities.
     RP Financial, LC.’s analysis utilized three selected valuation procedures, the price/tangible book method, the price/core earnings method, and the price/assets method, all of which are described in its report. RP Financial, LC.’s appraisal report is filed as an exhibit to the registration statement that we have filed with the Securities and Exchange Commission. See “Where You Can Find Additional Information.” RP Financial, LC. placed the greatest emphasis on the price/tangible book and price/assets methods in estimating pro forma market value. RP Financial, LC. compared the pro forma price/tangible book and price/assets ratios for Hibernia Homestead Bancorp to the same ratios for a peer group of comparable companies. The peer group consists of 11 thrift institutions with assets between $180.0 million and $456.0 million. The following are various averages for peer group companies which averages were not used as selection criteria for the peer group companies:
•	average assets of $335.0 million;

•	average non—performing assets of 1.2% of total assets;

•	average loans of 76.2% of total assets;

•	average equity of 12.8% of total assets; and

•	average net income of 0.42% of average assets.

     On the basis of the analysis in its report, RP Financial, LC. has advised us that, in its opinion, as of August 29, 2008, the estimated pro forma market value of the common stock of Hibernia Homestead Bancorp to be sold in the offering was within the valuation range of $10.6 million and $14.4 million with a midpoint of $12.5 million.
     The following table presents a summary of selected pricing ratios for Hibernia Homestead Bancorp, for the peer group and for all fully converted publicly traded savings institutions. The figures for Hibernia Homestead Bancorp are from RP Financial, LC.’s appraisal report and they thus do not correspond exactly to the ratios presented in the “Unaudited Pro Forma Data” section of this prospectus. Compared to the average pricing ratios of the peer group, Hibernia Homestead Bancorp’s pro forma pricing ratios at the maximum of the offering range indicate a discount of 31.1% on a price-to-book basis and a discount of 34.1% on a price—to—tangible book basis.

			Price to Tangible
	Price to Earnings	Price to Book Value	Book Value Ratio
	Multiple (1)	Ratio (2)	(2)
Hibernia Homestead Bancorp (pro forma):
Maximum, as adjusted	nm*	59.49%	59.49%
Maximum	nm*	55.43%	55.43%
Midpoint	nm*	51.41%	51.41%
Minimum	nm*	46.86%	46.86%

Peer Group:
Average	20.17x	80.40%	84.17%
Median	18.23x	79.40%	79.40%

All fully-converted, publicly-traded savings institutions:
Average	17.48x	85.51%	100.16%
Median	14.90x	82.23%	91.13%

*	Not meaningful.

(1)	Ratios are based on earnings for twelve months ended June 30, 2008, and share prices as of August 29, 2008.

(2)	Ratios are based on book value as of June 30, 2008 and share prices as of August 29, 2008.
     Our board of directors reviewed RP Financial, LC.’s appraisal report, including the methodology and the assumptions used by RP Financial, LC., and determined that the valuation range was reasonable and adequate. Assuming that the shares are sold at $10.00 per share in the offering, the estimated number of shares would be between 1,062,500 at the minimum of the valuation range and 1,437,500 at the maximum of the valuation range, with a midpoint of 1,250,000. The purchase price of $10.00 per share was determined by us, taking into account, among other factors, the requirement under applicable regulations that the common stock be offered in a manner that will achieve the widest distribution of the stock and desired liquidity in the common stock after the offering.
     Since the outcome of the offering relates in large measure to market conditions at the time of sale, it is not possible for us to determine the exact number of shares that we will issue at this time. The offering range may be amended, with any required regulatory approval or non-objection, if necessitated by developments following the date of the appraisal in, among other things, market conditions, our financial condition or operating results, regulatory guidelines or national or local economic conditions.
     If, upon completion of the subscription offering, at least the minimum number of shares are subscribed for, RP Financial, LC., after taking into account factors similar to those involved in its prior appraisal, will determine its estimate of our pro forma market value as of the close of the subscription offering. If, as a result of regulatory considerations, demand for the shares or changes in market conditions, RP Financial, LC. determines that our pro forma market value has increased, we may sell up to 1,653,125 shares without any further notice to you.
     No shares will be sold unless RP Financial, LC. confirms that, to the best of its knowledge and judgment, nothing of a material nature has occurred that would cause it to conclude that the actual total purchase price of the shares on an aggregate basis was materially incompatible with its appraisal. If, however, the facts do not justify that statement, we may either: terminate the offering and promptly return all funds; promptly return all funds, set a new offering range, notify all subscribers and give them the opportunity to place a new order for shares of Hibernia Homestead Bancorp common stock; or take such other actions with any required regulatory approval or non-objection. If the offering is terminated, all subscriptions will be cancelled and subscription funds will be returned promptly with interest, and holds on funds authorized for withdrawal from deposit accounts will be released or reduced. If RP Financial, LC. establishes a new valuation range, it must receive any required regulatory approval or non-objection.

     In formulating its appraisal, RP Financial, LC. relied upon the truthfulness, accuracy and completeness of all documents we furnished to it. RP Financial, LC. also considered financial and other information from regulatory agencies, other financial institutions, and other public sources, as appropriate. While RP Financial, LC. believes this information to be reliable, RP Financial, LC. does not guarantee the accuracy or completeness of the information and did not independently verify the financial statements and other data provided by us nor independently value our assets or liabilities. The appraisal is not intended to be, and must not be interpreted as, a recommendation of any kind as to the advisability of purchasing shares of common stock. Moreover, because the appraisal must be based on many factors that change periodically, there is no assurance that purchasers of shares in the offering will be able to sell shares after the offering at prices at or above the purchase price.
     The appraisal report of RP Financial, LC. has been filed as an exhibit to our registration statement and our application for conversion, both of which this prospectus is a part, and is available for inspection in the manner set forth under “Where You Can Find Additional Information.”
Subscription Offering and Subscription Rights
     In accordance with the plan of conversion, rights to subscribe for shares of Hibernia Homestead Bancorp common stock have been granted under the plan of conversion to the following persons in the following order of descending priority:
(1)	“Eligible Account Holders,” that is, depositors at Hibernia Homestead Bank with aggregate account balances of $50.00 or more as of March 31, 2007;

(2)	Our employee stock ownership plan;

(3)	“Supplemental Eligible Account Holders,” that is, persons who are not Eligible Account Holders nor our directors, executive officers or their affiliates but who are depositors at Hibernia Homestead Bank with aggregate account balances of $50.00 or more as of , 2008; and

(4)	“Other Members,” that is, persons who are not Eligible Account Holders or Supplemental Eligible Account Holders but who were depositors at Hibernia Homestead Bank as of , 2008.
     All subscriptions received will be subject to the availability of common stock after satisfaction of all subscriptions of all persons having prior rights in the subscription offering and to the maximum and minimum purchase limitations set forth in the plan of conversion and as described below under “— Limitations on Common Stock Purchases.”
     Priority 1: Eligible Account Holders. Each Eligible Account Holder will receive, without payment, first priority, nontransferable subscription rights to subscribe for common stock in the subscription offering up to the greater of:
(1)	$200,000 (20,000 shares) of common stock offered, or

(2)	15 times the product (rounded down to the next whole number) obtained by multiplying the total number of shares of common stock to be issued by a fraction, of which the numerator is the amount of the Eligible Account Holder’s qualifying deposit and the denominator of which is the total amount of qualifying deposits of all Eligible Account Holders, in each case as of the close of business on March 31, 2007 (the “Eligibility Record Date”), subject to the overall purchase limitations. See “— Limitations on Common Stock Purchases.”

     If there are not sufficient shares available to satisfy all subscriptions, shares first will be allocated among subscribing Eligible Account Holders so as to permit each such Eligible Account Holder, to the extent possible, to purchase a number of shares sufficient to make his total allocation equal to the lesser of the number of shares subscribed for or 100 shares. Thereafter, any shares remaining will be allocated among the subscribing Eligible Account Holders whose subscriptions remain unfilled in the proportion that the amounts of their respective qualifying deposit bears to the total amount of qualifying deposits of all subscribing Eligible Account Holders whose subscriptions remain unfilled, provided that no fractional shares shall be issued. To the extent subscription rights of our officers, directors or their associates are based on increased deposits in the year before the eligibility record date, March 31, 2007, these subscription rights will be subordinated to the subscription rights exercised by other eligible depositors.
     To ensure proper allocation of stock, each Eligible Account Holder must list on his subscription order form all accounts in which he has an ownership interest. Failure to list an account could result in fewer shares being allocated than if all accounts had been disclosed.
     Priority 2: Employee Stock Ownership Plan. Our employee stock ownership plan will receive, without payment, second priority, nontransferable subscription rights to purchase, in the aggregate, up to 8% of the common stock to be issued in the conversion, including any increase in the number of shares of common stock after the date hereof as a result of an increase of up to 15% in the maximum of the offering range. Our employee stock ownership plan intends to purchase 8.0% of the shares of common stock issued in the conversion, or 85,000 shares and 115,000 shares based on the minimum and maximum of the offering range, respectively. Subscriptions by our employee stock ownership plan will not be aggregated with shares of common stock purchased directly by or which are otherwise attributable to any other participants in the subscription and community offerings, including subscriptions of any of our directors, officers, employees or associates thereof. In the event the employee stock ownership plan is unable to purchase 8.0% of the shares of the common stock in the subscription offering, it is anticipated that the employee stock ownership plan will purchase an amount of shares in the open market sufficient to achieve ownership of 8.0% of the number of shares of Hibernia Homestead Bancorp common stock sold in the offering. Any such purchases in the open market may be at a price more or less than the $10.00 per share offering price. See “Management — New Stock Benefit Plans — Employee Stock Ownership Plan.”
     Priority 3: Supplemental Eligible Account Holders. To the extent that there are sufficient shares remaining after satisfaction of subscriptions by Eligible Account Holders and our employee stock ownership plan, each Supplemental Eligible Account Holder will receive, without payment, third priority, nontransferable subscription rights to subscribe for common stock in the subscription offering up to the greater of:
(1)	$200,000 (20,000 shares) of common stock offered, or

(2)	15 times the product (rounded down to the next whole number) obtained by multiplying the total number of shares of common stock to be issued by a fraction, of which the numerator is the amount of the Supplemental Eligible Account Holder’s qualifying deposit and the denominator of which is the total amount of qualifying deposits of all Supplemental Eligible Account Holders, in each case as of the close of business on , 2008 (the “Supplemental Eligibility Record Date”) subject to the overall purchase limitations. See “— Limitations on Common Stock Purchases.”
     If there are not sufficient shares available to satisfy all subscriptions of all Supplemental Eligible Account Holders, available shares first will be allocated among subscribing Supplemental Eligible Account Holders so as to permit each such Supplemental Eligible Account Holder, to the extent possible, to purchase a number of shares sufficient to make his total allocation equal to the lesser of the number of shares subscribed for or 100 shares. Thereafter, any shares remaining available will be allocated among the Supplemental Eligible Account Holders whose subscriptions remain unfilled in the proportion that the amounts of their respective qualifying deposit bears to the total amount of qualifying deposits of all subscribing Supplemental Eligible Account Holders whose subscriptions remain unfilled, provided that no fractional shares shall be issued.
     To ensure proper allocation of stock, each Supplemental Eligible Account Holder must list on his subscription order form all accounts in which he has an ownership interest. Failure to list an account could result in fewer shares being allocated than if all accounts had been disclosed.

     Priority 4: Other Members. To the extent that there are sufficient shares remaining after satisfaction of subscriptions by Eligible Account Holders, our employee stock ownership plan and Supplemental Eligible Account Holders, each Other Member (depositors as of                     , 2008) will receive, without payment therefor, fourth priority, nontransferable subscription rights to purchase up to $200,000 (20,000 shares) of common stock offered, subject to the overall purchase limitations. See “— Limitations on Common Stock Purchases.”
     In the event the Other Members subscribe for a number of shares which, when added to the shares subscribed for by Eligible Account Holders, our employee stock ownership plan and Supplemental Eligible Account Holders, is in excess of the total number of shares of common stock offered in the conversion, shares first will be allocated so as to permit each subscribing Other Member, with preference given to Other Members residing in Orleans and Jefferson Parishes, Louisiana and within 100 miles of the Bank’s home or branch offices (collectively, “Preferred Other Members”), to purchase a number of shares sufficient to make his total allocation equal to the lesser of the number of shares subscribed for or 100 shares. Thereafter, any remaining shares will be allocated among such subscribing Preferred Other Members whose orders remain unfilled on an equal number of shares basis per order until all the remaining shares have been allocated, provided that no fractional shares shall be issued and subject to the overall purchase limitations. If there are any shares remaining after all accepted orders by Preferred Other Members have been satisfied, such remaining shares shall be allocated to Other Members applying the same allocation described above for Preferred Other Members. See “—Limitations on Common Stock Purchases.”
     To ensure proper allocation of stock, each Other Member must list on his subscription order form all accounts in which he has an ownership interest. Failure to list an account could result in fewer shares being allocated than if all accounts had been disclosed.
     Expiration Date for the Subscription Offering. The subscription offering will expire at     :00 p.m., Central time, on                     , 2008, the “expiration date”, unless extended for up to 45 days or for such additional periods by us, with any required regulatory approval or non-objection. The subscription offering may not be extended beyond                     , 2010. Subscription rights which have not been exercised prior to the expiration date (unless extended) will become void.
     We will not execute orders until at least the minimum number of shares of common stock (1,062,500 shares) have been subscribed for or otherwise sold. If all shares have not been subscribed for or sold within 45 days after the expiration date, unless such period is extended with any required regulatory approval or non-objection, all funds delivered to Hibernia Homestead Bank pursuant to the subscription offering will be returned promptly to the subscribers with interest and all withdrawal authorizations will be canceled. If an extension beyond the 45-day period following the expiration date is granted (which is                     , 2008), we will notify subscribers of the extension of time and subscribers will have the right to modify or rescind their subscriptions. If we do not receive an affirmative response from a subscriber to any resolicitation, the subscriber’s order will be rescinded and all funds received will be returned promptly with interest, or deposit account withdrawal authorizations will be cancelled.
     Community Offering. To the extent that shares remain available for purchase after satisfaction of all subscriptions of Eligible Account Holders, the employee stock ownership plan, Supplemental Eligible Account Holders and Other Members, we may elect to offer shares, at $10.00 per share, to certain members of the general public, with preference given to natural persons residing in Orleans and Jefferson Parishes, Louisiana (“Preferred Subscribers”). If commenced, the community offering may commence concurrently with or subsequent to the subscription offering and will expire not later than 45 days subsequent to the subscription offering. If we conduct a community offering, such persons may purchase up to $200,000 of common stock (20,000 shares) subject to the maximum purchase limitations. See “— Limitations on Common Stock Purchases.” The opportunity to subscribe for shares of common stock in the community offering category will be subject to our right in our sole discretion, to accept or reject any such orders in whole or in part either at the time of receipt of an order or as soon as practicable following the expiration date.
     If there are not sufficient shares available to fill the orders of Preferred Subscribers, such stock will be allocated first to each Preferred Subscriber whose order is accepted by us, in an amount equal to the lesser of 100 shares or the number of shares subscribed for by each such Preferred Subscriber, if possible. Thereafter, any remaining shares will be allocated among the Preferred Subscribers whose orders remain unsatisfied on an equal number of shares basis per order until all the remaining shares have been allocated, provided that no fractional shares shall be issued and subject to the overall purchase limitations.

If there are any shares remaining, shares will be allocated to other members of the general public who subscribe in the community offering applying the same allocation described above for Preferred Subscribers.
     Syndicated Community or Underwritten Public Offering. The plan of conversion provides that, if necessary, all shares of common stock not purchased in the subscription offering and community offering may be offered for sale to the general public in a syndicated community offering to be managed by Sandler O’Neill & Partners, L.P., acting as our agent. In such capacity, Sandler O’Neill & Partners, L.P., may form a syndicate of other broker—dealers. Alternatively, we may sell any remaining shares in an underwritten public offering. However, we retain the right to accept or reject, in whole or in part, any orders in the syndicated community offering or underwritten public offering. Neither Sandler O’Neill & Partners, L.P., nor any registered broker-dealer will have any obligation to take or purchase any shares of the common stock in the syndicated community offering. However, Sandler O’Neill & Partners, L.P., has agreed to use its best efforts in the sale of shares in any syndicated community offering. The syndicated community offering would terminate no later than 45 days after the expiration of the subscription offering, unless extended by us, with any required regulatory approval or non-objection.
     Common stock sold in the syndicated community offering will be sold at a purchase price of $10.00 per share. Purchasers in the syndicated community offering are eligible to purchase up to $200,000 of common stock (which equals 20,000 shares). We may begin the syndicated community offering or underwritten public offering at any time following the commencement of the subscription offering.
     The opportunity to subscribe for shares of common stock in the syndicated community offering or underwritten public offering is subject to our right in our sole discretion to accept or reject orders, in whole or part, either at the time of receipt of an order or as soon as practicable following the expiration date of the offering. If your order is rejected in part, you will not have the right to cancel the remainder of your order.
     The syndicated community offering, if held, will be managed by Sandler O’Neill & Partners, L.P., acting as our agent. See “—Plan of Distribution and Marketing Arrangements” below for a discussion of fees associated with a syndicated community offering. In such capacity, Sandler O’Neill & Partners, L.P., may form a syndicate of other broker-dealers who are National Association of Securities Dealers, Inc. member firms. Neither Sandler O’Neill & Partners, L.P., nor any registered broker-dealer will have any obligation to take or purchase any shares of the common stock in the syndicated community offering. The syndicated community offering will be conducted in accordance with certain Securities and Exchange Commission rules applicable to best efforts offerings. Generally under those rules, Sandler O’Neill & Partners, L.P., a broker-dealer, will deposit funds it receives prior to closing from interested investors into a separate non-interest-bearing bank account. If and when all the conditions for the closing are met, funds for common stock sold in the syndicated community offering will be promptly delivered to us. If the offering is consummated, but some or all of an interested investor’s funds are not accepted by us, those funds will be returned to the interested investor promptly, without interest. If the offering is not consummated, funds in the account will be promptly returned, without interest, to the potential investor. Normal customer ticketing will be used for order placement. In the syndicated community offering, order forms will not be used.
     If we are unable to find purchasers from the general public for all unsubscribed shares, we will make other purchase arrangements, if feasible. Other purchase arrangements must receive any required regulatory approval or non-objection and may include purchases by directors, officers and their associates in excess of the proposed management purchases discussed earlier, although no such increased purchases are currently anticipated. If other purchase arrangements cannot be made, we may terminate the offering and promptly return all funds; set a new offering range, notify all subscribers and give them the opportunity to confirm, cancel or change their orders; or take such other actions as may be permitted with any required regulatory approval or non-objection.
Persons Who Cannot Exercise Subscription Rights
     We will make reasonable efforts to comply with the securities laws of all states in the United States in which persons entitled to subscribe for stock pursuant to the plan of conversion reside. However, we are not required to offer stock in the subscription offering to any person who resides in a foreign country or resides in a state of the United States with respect to which:

•	the number of persons otherwise eligible to subscribe for shares under the plan of conversion who reside in such jurisdiction is small;

•	the granting of subscription rights or the offer or sale of shares of common stock to such persons would require us, or our officers, directors or employees, under the laws of such jurisdiction, to register as a broker, dealer, salesman or selling agent or to register or otherwise qualify its securities for sale in such jurisdiction or to qualify as a foreign corporation or file a consent to service of process in such jurisdiction; or

•	such registration, qualification or filing in our judgment would be impracticable or unduly burdensome for reasons of costs or otherwise.
     Where the number of persons eligible to subscribe for shares in one state is small, we will base our decision as to whether or not to offer the common stock in such state on a number of factors, including but not limited to the size of accounts held by account holders in the state, the cost of registering or qualifying the shares or the need to register us, or our officers, directors or employees as brokers, dealers or salesmen.
Limitations on Common Stock Purchases
     The plan of conversion includes the following limitations on the number of shares of common stock which may be purchased in the conversion:
(1)	No fewer than 25 shares of common stock may be purchased, to the extent such shares are available;

(2)	Each Eligible Account Holder may subscribe for and purchase in the subscription offering up to the greater of (a) $200,000 (20,000 shares) of common stock, or (b) 15 times the product (rounded down to the next whole number) obtained by multiplying the total number of shares of common stock offered by a fraction, of which the numerator is the amount of the qualifying deposit of the Eligible Account Holder and the denominator is the total amount of qualifying deposits of all Eligible Account Holders, in each case as of the close of business on the Eligibility Record Date;

(3)	Our employee stock ownership plan may purchase up to 8% of the aggregate number of shares of common stock to be issued in the offering;

(4)	Each Supplemental Eligible Account Holder may subscribe for and purchase in the Subscription Offering up to the greater of (a) $200,000 (20,000 shares) of common stock, or (b) 15 times the product (rounded down to the next whole number) obtained by multiplying the total number of shares of common stock offered by a fraction, of which the numerator is the amount of the qualifying deposit of the Supplemental Eligible Account Holder and the denominator is the total amount of qualifying deposits of all Supplemental Eligible Account Holders, in each case as of the close of business on the Supplemental Eligibility Record Date;

(5)	Each Other Member may subscribe for and purchase up to $200,000 (20,000 shares) of common stock offered, subject to the overall limitation in clause (7) below;

(6)	Each person may purchase in the community offering or syndicated community offering, up to $200,000 (20,000 shares) of common stock offered, subject to the overall limitation in clause (7) below;

(7)	Except for our employee stock ownership plan, the maximum number of shares of common stock subscribed for or purchased in all categories of the offering by any person, together with associates of and groups of persons acting in concert with such persons, shall not exceed $300,000 (30,000 shares); and

(8)	No more than 34% of the total number of shares offered for sale in the conversion may be purchased by our directors and officers and their associates in the aggregate, excluding purchases by our employee stock ownership plan.
     The $200,000 purchase limitation applies to one person, or persons exercising subscription rights through a single qualifying deposit account held jointly.
     Subject to any required regulatory approval and the requirements of applicable laws and regulations, but without further approval of the members of Hibernia Homestead Bank, the individual amount permitted to be subscribed for and the overall purchase limitation may be increased or decreased, however such increase will not exceed 5% of the total shares offered. If either of such amounts is increased, subscribers for the maximum amount will be given the opportunity to increase their subscriptions up to the then applicable limit. If either of such amounts is decreased, subscribers for the maximum amount will be decreased by the minimum amount necessary so that the subscriber will be in compliance with the new maximum limitation.
     In the event of an increase in the total number of shares of common stock offered in the conversion due to an increase in the offering range of up to 15%, the additional shares will be allocated in the following order of priority in accordance with the plan of conversion:
(1)	in the event that there is an oversubscription by Eligible Account Holders, to fill unfulfilled subscriptions of Eligible Account Holders;

(2)	to fill our employee stock ownership plan’s subscription of 8% of the adjusted maximum number of shares;

(3)	in the event that there is an oversubscription by Supplemental Eligible Account Holders, to fill unfulfilled subscriptions of Supplemental Eligible Account Holders;

(4)	in the event that there is an oversubscription by Other Members, to fill unfulfilled subscriptions of Other Members; and

(5)	to fill unfulfilled subscriptions in the community offering.
     The term “associate” of a person is defined to include the following:
(1)	any corporation or other organization (other than Hibernia Homestead Bancorp, Hibernia Homestead Bank or a majority-owned subsidiary of Hibernia Homestead Bank) of which such person is a director, officer or partner or is directly or indirectly the beneficial owner of 10% or more of any class of equity securities;

(2)	any trust or other estate in which such person has a substantial beneficial interest or as to which such person serves as trustee or in a similar fiduciary capacity, provided, however, that such term shall not include any tax-qualified employee stock benefit plan in which such person has a substantial beneficial interest or serves as a trustee or in a similar fiduciary capacity; and

(3)	any relative or spouse of such person, or any relative of such spouse, who either has the same home as such person or who is a director or officer of us or any of our subsidiaries.
     The term “acting in concert” is defined to mean (1) knowing participation in a joint activity or interdependent conscious parallel action towards a common goal whether or not pursuant to an express agreement, or (2) a combination or pooling of voting or other interests in the securities of an issuer for a common purpose pursuant to any contract, understanding, relationship, agreement or other arrangement, whether written or otherwise. We may presume that certain persons are acting in concert based upon, among other things, joint account relationships, common addresses on our records and the fact that such persons have filed joint Schedules 13D or 13G with the Securities and Exchange Commission with respect to other companies.

Marketing Arrangements
     Offering materials have been initially distributed to certain persons by mail, with additional copies made available through the conversion center and Sandler O’Neill + Partners, L.P. All prospective purchasers are to send payment directly to Hibernia Homestead Bank, where such funds will be held in a separate account earning interest and not released until the offering is completed or terminated.
     We have engaged Sandler O’Neill + Partners, L.P., a broker-dealer registered with the Financial Industry Regulatory Authority, as a financial and marketing advisor in connection with the offering of our common stock. In its role as financial and marketing advisor, Sandler O’Neill + Partners, L.P. will assist us in the offering as follows:
•	consulting as to the securities marketing implications of any aspect of the plan of conversion;

•	reviewing with our board of directors the financial impact of the offering on us based upon the independent appraiser’s appraisal of the common stock;

•	reviewing all offering documents, including the prospectus, stock order forms and related offering materials (we are responsible for the preparation and filing of such documents);

•	assisting in the design and implementation of a marketing strategy for the offering;

•	as necessary, assisting us in scheduling and preparing for meetings with potential investors and broker-dealers; and

•	providing such other general advice and assistance we may request to promote the successful completion of the offering.
     For these services, Sandler O’Neill + Partners, L.P. will receive a fee of 1.5% of the aggregate dollar amount of the common stock sold in the subscription and community offerings excluding shares purchased by our tax qualified employee benefit plans and shares purchased by our directors, officers and employees and their immediate families. We have made an advance payment of $25,000 to Sandler O’Neill + Partners, L.P. In the event that Sandler O’Neill + Partners, L.P. sells common stock through a group of broker-dealers in a syndicated community offering, the total fees payable to Sandler O’Neill + Partners, L.P. and other Financial Industry Regulatory Authority member firms in the syndicated community offering shall not exceed 7.0% of the aggregate dollar amount of the common stock sold in the syndicated community offering.
     We will also reimburse Sandler O’Neill + Partners, L.P. for its reasonable out-of-pocket expenses, including, without limitation, legal fees and expenses, associated with this marketing effort, up to a maximum of $100,000. If the plan of conversion is terminated or if Sandler O’Neill + Partners, L.P. terminates its agreement with us in accordance with the provisions of the agreement, Sandler O’Neill + Partners, L.P. will only receive reimbursement of its reasonable out-of-pocket expenses, including legal fees. We will indemnify Sandler O’Neill + Partners, L.P. against liabilities and expenses, including legal fees, incurred in connection with certain claims or liabilities arising out of or based upon untrue statements or omissions contained in the offering materials for the common stock, including liabilities under the Securities Act of 1933.
     We have also engaged Sandler O’Neill + Partners, L.P. to act as records management agent in connection with the offering. In its role as records management agent, Sandler O’Neill + Partners, L.P. will assist us in the offering as follows: (1) consolidation of accounts and vote calculation; (2) preparation of order forms; (3) organization and supervision of the conversion center; (4) proxy solicitation and special meeting services; and (5) subscription services.
     Sandler O’Neill + Partners, L.P. has not prepared any report or opinion constituting a recommendation or advice to us or to persons who subscribe for common stock, nor has it prepared an opinion as to the fairness to us of the purchase price or the terms of the common stock to be sold in the conversion and offering. Sandler O’Neill + Partners, L.P. expresses no opinion as to the prices at which common stock to be issued may trade.

     Our directors and executive officers may participate in the solicitation of offers to purchase common stock. Trained employees may participate in the offering in ministerial capacities, providing clerical work in effecting a sales transaction or answering questions of a ministerial nature. Questions of prospective purchasers regarding the offering process will be directed to registered representatives of Sandler O’Neill + Partners, L.P. We will rely on Rule 3a4-1 of the Securities Exchange Act of 1934, as amended, so as to permit officers, directors, and employees to participate in the sale of the common stock. No officer, director, or employee will be compensated for his participation by the payment of commissions or other remuneration based either directly or indirectly on the transactions in the common stock.
Procedure for Purchasing Shares in the Subscription and Community Offerings
     To ensure that each purchaser in the subscription and community offering receives a prospectus at least 48 hours before the applicable expiration date, unless extended, in accordance with Rule 15c2-8 of the Securities Exchange Act of 1934, no prospectus will be mailed any later than five days prior to such date or hand delivered any later than two days prior to such date. Execution of the stock order form will confirm receipt or delivery in accordance with Rule 15c2-8. Order forms will only be distributed with or preceded by a prospectus.
     To purchase shares in the subscription offering, an executed stock order form with the required payment for each share subscribed for, or with appropriate authorization for withdrawal from a deposit account at Hibernia Homestead Bank (which may be given by completing the appropriate blanks on the order form), must be received by the Conversion Center by __:_____.m., Central time, on ______, 2008, unless extended. We are not required to accept stock order forms which are executed defectively, are unsigned or are received without full payment, or appropriate withdrawal instructions or are facsimiles or copies of order forms. Once received, an executed order form may not be modified, amended or rescinded without our consent, unless the conversion has not been completed within 45 days after the end of the subscription offering period or the offering range has been amended.
     In order to ensure that Eligible Account Holders, Supplemental Eligible Account Holders and Other Members are properly identified as to their stock purchase priority, depositors as of the close of business on the Eligibility Record Date (March 31, 2007), the Supplemental Eligibility Record Date (______, 2008) and depositor members as of the close of business on ______, 2008, must list all accounts on the stock order form as of their applicable eligibility date, giving all names on each account and the account numbers. Failure to list all deposit accounts or providing incorrect information, may result in loss of all or part of your common stock allocation, in the even of oversubscription. When completing your stock order form, to preserve your subscription rights, you should not add the name(s) of persons who do not have subscription rights or who qualify in a lower subscription offering priority than you do.
Payment for Shares
     Payment may be made (1) by personal check, bank check or money order payable to Hibernia Homestead Bancorp, or (2) by authorization of withdrawal from the types of Hibernia Homestead Bank deposit accounts provided for on the stock order form. In the case of payments made by personal check, these funds must be in the account when the order form is received. Interest will be paid on payments made by check or money order and calculated at Hibernia Homestead Bank’s passbook savings rate, from the date payment is received until the offering is completed. Cash, wire transfers or third party checks may not be remitted as payment. Funds received before completion of the offering, up to the minimum of the offering range, will be maintained at Hibernia Homestead Bank. Funds received in excess of the minimum of the offering range may be maintained at Hibernia Homestead Bank, or at our discretion, in an escrow account at an independent insured depository institution.
     Appropriate means for designating direct withdrawals from deposit accounts at Hibernia Homestead Bank are provided in the order form. The funds designated must be available in your account(s) at the time the order form is received. A hold will be placed on the funds, making them unavailable to you during the offering, but interest will continue to accrue in the account at the contractual rate. The funds designated for the purchase of stock will be withdrawn upon completion of the offering.
     We will waive any applicable penalties for early withdrawal from certificate accounts. If the remaining balance in a certificate account is reduced below the applicable minimum balance requirement at the time that the funds actually are transferred under the authorization, the certificate will be canceled at the time of the withdrawal, without penalty, and the remaining balance will earn interest at the passbook savings rate.

     Our employee stock ownership plan will not be required to pay for the shares subscribed for at the time it subscribes. Instead, our employee stock ownership plan may pay for the shares of common stock subscribed for by it at the $10.00 purchase price upon completion of the offering provided that there is a valid loan commitment in force from the time of its subscription until completion. The loan commitment may be from Hibernia Homestead Bancorp or an unrelated financial institution.
     We may, in our sole discretion, permit institutional investors to submit irrevocable orders together with the legally binding commitment for payment and to thereafter pay for such shares of common stock for which they subscribe in the community offering at any time before 48 hours prior to the completion of the offering. This payment may be made by wire transfer. Our interpretation of the terms and conditions of the plan of conversion and of the acceptability of the order forms will be final.
     Using Individual Retirement Account Funds. If you wish to use some or all of the funds in your individual retirement account at Hibernia Homestead Bank, the applicable funds must be transferred to a self-directed retirement account maintained by an independent trustee, such as a brokerage firm. If you do not have such an account, you will need to establish one before placing your stock order. An annual administration fee may be payable to the independent trustee. Because individual circumstances differ and processing of retirement fund orders takes additional time, we recommend that you contact the Stock Information Center promptly, preferably at least two weeks prior to the ______, 2008 offering deadline, to discuss the possibility of using your Hibernia Homestead Bank individual retirement account or other retirement account held a Hibernia Homestead Bank or elsewhere. Whether you may use such funds for the purchase of shares in the offering may depend on timing constraints and, possibly, limitations imposed where the funds are held.
     Conversion Center. If you have any questions regarding the offering or the conversion, please call the Conversion Center at ______. You may also visit our Conversion Center, which is located at our corporate office, 325 Carondelet Street, New Orleans, Louisiana. This location will accept stock order forms and proxy cards, and will have supplies of offering materials. The Conversion Center is open Monday through Friday, except for bank holidays, from 10:00 a.m. to 4:00 p.m., Central time.
Restrictions on Transfer of Subscription Rights and Shares
     You may not transfer or enter into any agreement or understanding to transfer the legal or beneficial ownership of your subscription rights issued under the plan of conversion or the shares of common stock to be issued upon their exercise. You may exercise your subscription rights only for your own account. If you exercise your subscription rights, you will be required to certify that you are purchasing shares solely for your own account and that you have no agreement or understanding regarding the sale or transfer of such shares. Federal regulations also prohibit any person from offering or making an announcement of an offer or intent to make an offer to purchase such subscription rights or shares of common stock prior to the completion of the conversion.
     We will pursue any and all legal and equitable remedies in the event we become aware of the transfer of subscription rights and will not honor orders known by us to involve the transfer of such rights.
Liquidation Rights of Certain Depositor Members
     In the unlikely event of a complete liquidation of Hibernia Homestead Bank in its present mutual form, each of our depositor members would receive his pro rata share of any of our assets remaining after payment of claims of all creditors (including the claims of all depositors to the withdrawal value of their accounts). Each member’s pro rata share of such remaining assets would be in the same proportion as the value of his deposit account was to the total value of all deposit accounts at the time of liquidation. After the conversion, each member, in the event of a complete liquidation of Hibernia Homestead Bank, would have a claim as a creditor of the same general priority as the claims of all other general creditors of Hibernia Homestead Bank. However, except as described below, his claim would be solely in the amount of the balance in his deposit account plus accrued interest. The depositor would not have an interest in the value or assets of Hibernia Homestead Bank above that amount.

     The plan of conversion provides for the establishment, upon the completion of the conversion, of a special “liquidation account” for the benefit of Eligible Account Holders and Supplemental Eligible Account Holders in an amount equal to our net worth as of the date of its latest statement of financial condition contained in the final prospectus utilized in the conversion. As of June 30, 2008, the initial balance of the liquidation account would be approximately $14.1 million. Each Eligible Account Holder and Supplemental Eligible Account Holder, if he were to continue to maintain his deposit account at Hibernia Homestead Bank, would be entitled, upon a complete liquidation of Hibernia Homestead Bank after the conversion, to an interest in the liquidation account prior to any payment to Hibernia Homestead Bancorp as the sole shareholder of Hibernia Homestead Bank. Each Eligible Account Holder and Supplemental Eligible Account Holder would have an initial interest in such liquidation account for each deposit account, including passbook and statement savings accounts and certificates of deposit, held in Hibernia Homestead Bank at the close of business on March 31, 2007 or ______, 2008, as the case may be. Each Eligible Account Holder and Supplemental Eligible Account Holder will have a pro rata interest in the total liquidation account for each of his deposit accounts based on the proportion that the balance of each such deposit account on the March 31, 2007, eligibility record date (or the ______, 2008 supplemental eligibility record date, as the case may be) bore to the balance of all deposit accounts in Hibernia Homestead Bank on such dates. For deposit accounts in existence at both the March 31, 2007 eligibility record date and the ______, 2008 supplemental eligibility record date, separate initial sub-account balances will be determined for such accounts on each of the respective dates. The liquidation account will be an off balance sheet memorandum account. The balance of the liquidation account will not be reflected in our published financial statements.
     If, however, on any December 31 annual closing date, commencing December 31, 2007, the amount in any deposit account is less than the amount in such deposit account on March 31, 2007 or ______, 2008, as the case may be, or any other annual closing date, then the interest in the liquidation account relating to such deposit account would be reduced by the proportion of any such reduction, and such interest will cease to exist if such deposit account is closed. In addition, no interest in the liquidation account would ever be increased despite any subsequent increase in the related deposit account. Any assets remaining after the claims of general creditors (including the claims of all depositors to the withdrawal value of their accounts) and the above liquidation rights of Eligible Account Holders and Supplemental Eligible Account Holders are satisfied would be distributed to Hibernia Homestead Bancorp as the sole shareholder of Hibernia Homestead Bank.
Tax Aspects
     Completion of the conversion is expressly conditioned upon prior receipt of either a ruling or an opinion of counsel with respect to federal tax laws, and either a ruling or an opinion with respect to Louisiana tax laws, to the effect that consummation of the transactions contemplated hereby will not result in a taxable reorganization under the provisions of the applicable codes or otherwise result in any adverse tax consequences to us or to account holders receiving subscription rights, except to the extent, if any, that subscription rights are deemed to have fair market value on the date such rights are issued.
     Elias, Matz, Tiernan & Herrick L.L.P., Washington, D.C., has issued an opinion to us that, for federal income tax purposes:
(1)	Our change in form from mutual to stock ownership will constitute a reorganization under Section 368(a)(1)(F) of the Internal Revenue Code and we will not recognize any gain or loss as a result of the conversion;

(2)	no gain or loss will be recognized by us upon the purchase of Hibernia Homestead Bank’s capital stock by Hibernia Homestead Bancorp;

(3)	no gain or loss will be recognized by Eligible Account Holders and Supplemental Eligible Account Holders upon the issuance to them of deposit accounts in Hibernia Homestead Bank in its stock form plus their interests in the liquidation account in exchange for their deposit accounts in the mutual bank;

(4)	the tax basis of the depositors’ deposit accounts in Hibernia Homestead Bank immediately after the conversion will be the same as the basis of their deposit accounts immediately prior to the conversion;

(5)	the tax basis of each Eligible Account Holder’s and Supplemental Eligible Account Holder’s interest in the liquidation account will be zero;

(6)	the tax basis to the shareholders of the common stock purchased in the conversion will be the amount paid therefor;

(7)	the holding period for shares of common stock will begin on the date of the exercise of the subscription right and on the day after the date of purchase if purchased in the community offering or syndicated community offering; and

(8)	it is more likely than not that the Eligible Account Holders and Supplemental Eligible Account Holders will not recognize gain upon the issuance to them of withdrawable savings accounts in Hibernia Homestead Bank following the conversion, interests in the liquidation account and nontransferable subscription rights to purchase Hibernia Homestead Bancorp common stock in exchange for their savings accounts and proprietary interests in Hibernia Homestead Bank.
     In reaching their conclusions in opinions (4), (5) and (8) above, Elias, Matz, Tiernan & Herrick L.L.P. has noted that the subscription rights will be granted at no cost to the recipients, will be legally nontransferable and of short duration, and will provide the recipients with the right only to purchase shares of common stock at the same price to be paid by members of the general public in any community offering. Elias, Matz, Tiernan & Herrick L.L.P. has also noted that RP Financial, LC. has issued a letter dated June 12, 2008, as described below, stating its belief that the subscription rights will have no ascertainable market value. In addition, no cash or property will be given to recipients of the subscription rights in lieu of such rights or to those recipients who fail to exercise such rights. In addition, the IRS was requested in 1993 in a private letter ruling to address the federal tax treatment of the receipt and exercise of nontransferable subscription rights in another conversion and declined to express any opinion. Elias, Matz, Tiernan & Herrick L.L.P. believes because of the factors noted above in this paragraph that it is more likely than not that the nontransferable subscription rights to purchase common stock will have no ascertainable value at the time the rights are granted.
     LaPorte, Sehrt, Romig & Hand has also advised us that the tax effects of the conversion under Louisiana law are substantially the same as they are under federal law.
     In a letter dated June 12, 2008, RP Financial, LC. stated its belief that the subscription rights will have no ascertainable value at the time of distribution or exercise, based on the fact that such rights will be acquired by the recipients without cost, will be nontransferable and of short duration, and will afford the recipients the right only to purchase the common stock at the same price as will be paid by members of the general public in any community offering.
     The issue of whether or not the subscription rights have value is dependent upon all of the facts and circumstances that occur. If the nontransferable subscription rights to purchase common stock are subsequently found to have an ascertainable market value greater than zero, income may be recognized by various recipients of the nontransferable subscription rights (in certain cases, whether or not the rights are exercised) and we may be taxed on the distribution of the nontransferable subscription rights under Section 311 of the Internal Revenue Code. In this event, the nontransferable subscription rights may be taxed partially or entirely at ordinary income tax rates.
     Unlike private rulings, an opinion is not binding on the IRS, and the IRS could disagree with conclusions reached therein. In the event of such disagreement, there can be no assurance that the IRS would not prevail in a judicial or administrative proceeding. Eligible subscribers are encouraged to consult with their own tax advisor as to their own tax consequences in the event that such subscription rights are deemed to have an ascertainable value.

Delivery of Certificates
     Certificates representing Hibernia Homestead Bancorp common stock issued in the conversion will be mailed by our transfer agent to the persons entitled thereto at the addresses of such persons appearing on the stock order form as soon as practicable following completion of the conversion. Any certificates returned as undeliverable will be held by us until claimed by persons legally entitled thereto or otherwise disposed of in accordance with applicable law. Until certificates for common stock are available and delivered to subscribers, such subscribers may not be able to sell the shares of common stock for which they have subscribed, even though trading of the common stock will have commenced.
Certain Restrictions on Purchase or Transfer of Shares after the Conversion
     All shares of common stock purchased in connection with the conversion by any of our directors or executive officers will be subject to a restriction that the shares not be sold for a period of one year following the conversion, except in the event of the death of such director or executive officer or pursuant to a merger or similar transaction approved by the Louisiana Office of Financial Institutions. Each certificate for restricted shares will bear a legend giving notice of this restriction on transfer, and appropriate stop-transfer instructions will be issued to our transfer agent. Any shares of common stock issued at a later date within this one year period as a stock dividend, stock split or otherwise with respect to such restricted stock will be subject to the same restrictions. Our directors and executive officers will also be subject to the insider trading rules promulgated pursuant to the Securities Exchange Act of 1934 as long as the common stock is registered pursuant to Section 12(b) of the Securities Exchange Act of 1934.
     Purchases of our common stock by our directors, executive officers and their associates during the three-year period following completion of the conversion may be made only through a broker or dealer registered with the SEC, except with the prior written approval of the Louisiana Office of Financial Institutions. This restriction does not apply, however, to negotiated transactions involving more than 1% of our outstanding common stock or to certain purchases of stock pursuant to an employee stock benefit plan, such as our employee stock ownership plan, or by any non-tax-qualified employee stock benefit plan, such as the recognition and retention plan.
     Any repurchases of common stock by us in the future will be subject to the receipt of any necessary regulatory approvals or non-objection during the first year after the conversion.
RESTRICTIONS ON ACQUISITION OF HIBERNIA HOMESTEAD BANCORP AND HIBERNIA
HOMESTEAD BANK AND RELATED ANTI-TAKEOVER PROVISIONS
Restrictions in Hibernia Homestead Bancorp’s Articles of Incorporation and Bylaws and Louisiana Law
     Certain provisions of our articles of incorporation and bylaws and Louisiana law which deal with matters of corporate governance and rights of shareholders might be deemed to have a potential anti-takeover effect. Provisions in our articles of incorporation and bylaws provide, among other things,
•	that our board of directors is divided into classes with only one-third of our directors standing for reelection each year;

•	that no person shall directly or indirectly acquire or offer to acquire beneficial ownership of more than 10% of the issued and outstanding shares of any class of voting securities of Hibernia Homestead Bancorp;

•	that special meetings of shareholders may be called by shareholders who beneficially own at least 50% of the outstanding voting shares of Hibernia Homestead Bancorp;

•	that shareholders generally must provide us advance notice of shareholder proposals and director nominations and provide certain specified related information; and

•	the authority to issue shares of authorized but unissued common stock and preferred stock and to establish the terms of any one or more series of preferred stock, including voting rights, without additional shareholder approval.
     Provisions of the Louisiana Business Corporation Law applicable to us as well as our articles of incorporation contain certain provisions which may be deemed to have an anti-takeover effect, including:
•	rights of shareholders to receive the fair value for their shares following a control transaction from a controlling person or group; and

•	a supermajority voting requirement for a business combination with an “interested shareholder” (defined generally as the beneficial owner of 10% or more of the corporation’s outstanding shares) unless certain minimum price and procedural safeguards are satisfied.
     The provisions noted above as well as others discussed below may have the effect of discouraging a future takeover attempt which is not approved by our board of directors but which individual shareholders may consider to be in their best interests or in which shareholders may receive a substantial premium for their shares over the then current market price. As a result, shareholders who might wish to participate in such a transaction may not have an opportunity to do so. The provisions may also render the removal of our board of directors or management more difficult. Furthermore, such provisions could render us being deemed less attractive to a potential acquiror and/or could result in our shareholders receiving a lesser amount of consideration for their shares of our common stock than otherwise could have been available either in the market generally and/or in a takeover.
     A more detailed discussion of these and other provisions of our articles of incorporation and bylaws and the Louisiana Business Corporation Law is set forth below.
     Board of Directors. Our articles of incorporation and bylaws provide that our board of directors be divided into three classes of directors each and that the members of each class be elected for a term of three years and until their successors are elected and qualified, with one class being elected annually. Holders of our common stock will not have cumulative voting in the election of directors.
     Under our articles of incorporation, subject to the rights of the holders of any class or series of stock having preference over our common stock, any vacancy occurring in our board of directors, including any vacancy created by reason of an increase in the number of directors, may be filled by a majority vote of the remaining directors, whether or not a quorum is present. Any director so chosen to fill a vacancy will hold office for the remainder of the term to which the director has been elected and until his or her successor is elected and qualified.
     Our articles of incorporation also provide that, subject to the rights of the holder of any class or series of stock having preference over our common stock, any director may be removed by shareholders without cause by the affirmative vote of at least 75% of all outstanding shares entitled to vote in the election of directors, and may be removed with cause only upon the vote of at least a majority of the total votes eligible to be cast by shareholders. Cause for removal will be deemed to exist only if the director in question:
•	convicted of a felony or an offense punishable by imprisonment for a term of more than one year by a court of competent jurisdiction; or
•	deemed liable by a court of competent jurisdiction for gross negligence or misconduct in the performance of duties to Hibernia Homestead Bancorp.
     Limitation on Voting Rights. Article 10.A of our articles of incorporation provides that no person shall directly or indirectly offer to acquire or acquire the beneficial ownership of (i) more than 10% of the issued and outstanding shares of any class of an equity security of Hibernia Homestead Bancorp, or (ii) any securities convertible into, or exercisable for, any equity securities of Hibernia Homestead Bancorp if, assuming conversion or exercise by such person of all securities of which such person is the beneficial owner which are convertible into, or exercisable for, such equity securities (but of no securities convertible into, or exercisable for, such equity securities of which such person is not the beneficial owner), such person would be the beneficial owner of more than 10% of any class of an equity security of Hibernia Homestead Bancorp. The term “person” is broadly defined to prevent circumvention of this restriction.

     The foregoing restrictions do not apply to (i) any offer with a view toward public resale made exclusively to Hibernia Homestead Bancorp by underwriters or a selling group acting on its behalf, (ii) any tax-qualified employee benefit plan or arrangement established by us and any trustee of such a plan or arrangement, and (iii) any other offer or acquisition approved in advance by the affirmative vote of two-thirds of our entire board of directors. In the event that shares are acquired in violation of Article 10.A, all shares beneficially owned by any person in excess of 10% shall be considered “Excess Shares” and shall not be counted as shares entitled to vote and shall not be voted by any person or counted as voting shares in connection with any matters submitted to shareholders for a vote, and the board of directors may cause such Excess Shares to be transferred to an independent trustee for sale on the open market or otherwise, with the expenses of such trustee to be paid out of the proceeds of sale.
     Indemnification and Limitation of Liability. Article 8.A of our articles of incorporation provides that a director or officer of Hibernia Homestead Bancorp will not be personally liable for monetary damages for any action taken, or any failure to take any action, as a director or officer except to the extent that by law a director’s or officer’s liability for monetary damages may not be limited. This provision does not eliminate or limit the liability of our directors and officers for (a) any breach of the director’s or officer’s duty of loyalty to Hibernia Homestead Bancorp or our shareholders, (b) any acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (c) any unlawful dividend, stock repurchase or other distribution, payment or return of assets to shareholders, or (d) any transaction from which the director or officer derived an improper personal benefit. This provision may preclude shareholder derivative actions and may be construed to preclude other third-party claims against the directors and officers.
     Our articles of incorporation also provide that Hibernia Homestead Bancorp shall indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, including actions by or in the right of Hibernia Homestead Bancorp, whether civil, criminal, administrative or investigative, by reason of the fact that such person is or was our director, officer, employee or agent, or is or was serving at our request as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise. Such indemnification is furnished to the full extent provided by law against expenses (including attorneys’ fees), judgments, fines, and amounts paid in settlement actually and reasonably incurred in connection with such action, suit or proceeding. The indemnification provisions also permit us to pay reasonable expenses in advance of the final disposition of any action, suit or proceeding as authorized by our Board of Directors, provided that the indemnified person undertakes to repay us if it is ultimately determined that such person was not entitled to indemnification.
     The rights of indemnification provided in our articles of incorporation are not exclusive of any other rights which may be available under our bylaws, any insurance or other agreement, by vote of shareholders or directors (regardless of whether directors authorizing such indemnification are beneficiaries thereof) or otherwise. In addition, the articles of incorporation authorize us to maintain insurance on behalf of any person who is or was our director, officer, employee or agent, whether or not we would have the power to provide indemnification to such person. By action of the board of directors, we may create and fund a trust fund or other fund or form of self-insurance arrangement of any nature, and may enter into agreements with our officers, directors, employees and agents for the purpose of securing or insuring in any manner its obligation to indemnify or advance expenses provided for in the provisions in the articles of incorporation and bylaws regarding indemnification. These provisions are designed to reduce, in appropriate cases, the risks incident to serving as a director, officer, employee or agent and to enable us to attract and retain the best personnel available.
     Authorized Shares. Article 4 of our articles of incorporation authorizes the issuance of 10,000,000 shares of stock, of which 1,000,000 shares shall be shares of serial preferred stock, and 9,000,000 shall be common stock. The shares of common stock and preferred stock were authorized in an amount greater than that to be issued in the conversion to provide our board of directors with as much flexibility as possible to effect, among other transactions, financings, acquisitions, stock dividends, stock splits and employee stock options. However, these additional authorized shares may also be used by the board of directors consistent with its fiduciary duty to deter future attempts to gain control of Hibernia Homestead Bancorp. The board of directors also has sole authority to determine the terms of any one or more series of preferred stock, including voting rights, conversion rates, and liquidation preferences.

As a result of the ability to fix voting rights for a series of preferred stock, the board has the power, to the extent consistent with its fiduciary duty, to issue a series of preferred stock to persons friendly to management in order to attempt to block a post-tender offer merger or other transaction by which a third party seeks control, and thereby assist management to retain its position. We currently have no plans for the issuance of additional shares, other than the issuance of additional shares pursuant to stock benefit plans.
     Special Meetings of Shareholders and Shareholder Nominations and Proposals. Article 9.B of the articles of incorporation provides that special meetings of shareholders may only be called by (i) the President, (ii) a majority of the board of directors, and (iii) by persons who beneficially own an aggregate of at least 50% of the outstanding voting shares, except as may otherwise be provided by law. The articles of incorporation also provide that any action permitted to be taken at a meeting of shareholders may be taken without a meeting if a consent in writing, setting forth the action so taken, is given by the holders of all outstanding shares entitled to vote and filed with the secretary of Hibernia Homestead Bancorp.
     Article 9.D of our articles of incorporation provides that only such business as shall have been properly brought before an annual meeting of shareholders shall be conducted at the annual meeting.
     To be properly brought before an annual meeting, business must be specified in the notice of the meeting, or any supplement thereto, given by or at the direction of the board of directors, or otherwise properly brought before the meeting by a shareholder. For business to be properly brought before an annual meeting by a shareholder, the shareholder must have given timely notice thereof in writing to Hibernia Homestead Bancorp’s secretary. To be timely, a shareholder’s notice must be delivered to or mailed and received at Hibernia Homestead Bancorp’s principal executive offices not later than 120 days prior to the anniversary date of the mailing of proxy materials by Hibernia Homestead Bancorp in connection with the immediately preceding annual meeting of shareholders, or, in the case of the first annual meeting of shareholders following the conversion, by December 15, 2008. Hibernia Homestead Bancorp’s articles of incorporation also require that the notice must contain certain information in order to be considered. The board of directors may reject any shareholder proposal not made in accordance with the articles of incorporation. The presiding officer of an annual meeting shall, if the facts warrant, determine and declare to the meeting that business was not properly brought before the meeting in accordance with our articles of incorporation, and if he should so determine, he shall so declare to the meeting and any such business not properly brought before the meeting shall not be transacted.
     Article 6.F. of our articles of incorporation provide that, subject to the rights of the holders of any class or series of stock having a preference over the common stock as to dividends or upon liquidation, all nominations for election to the board of directors, other than those made by the board or a committee thereof, shall be made by a shareholder who has complied with the notice provisions in such Article 6.F. Written notice of a shareholder nomination must include certain specified information and must be communicated to the attention of the secretary and either delivered to, or mailed and received at, Hibernia Homestead Bancorp’s principal executive offices not later than (a) with respect to an annual meeting of shareholders, 120 days prior to the anniversary date of the mailing of proxy materials by Hibernia Homestead Bancorp in connection with the immediately preceding annual meeting of shareholders, or in the case of the first annual meeting following the conversion by December 15, 2008.
     The procedures regarding shareholder proposals and nominations are intended to provide Hibernia Homestead Bancorp’s board of directors with the information deemed necessary to evaluate a shareholder proposal or nomination and other relevant information, such as existing shareholder support, as well as the time necessary to consider and evaluate such information in advance of the applicable meeting. The proposed procedures, however, will give incumbent directors advance notice of a business proposal or nomination. This may make it easier for the incumbent directors to defeat a shareholder proposal or nomination, even when certain shareholders view such proposal or nomination as in the best interests of Hibernia Homestead Bancorp or its shareholders.
     Amendment of Articles of Incorporation and Bylaws. Article 11 of our articles of incorporation generally provides that any amendment of the articles of incorporation must be first approved by a majority of the board of directors and then by the holders of a majority of the shares of Hibernia Homestead Bancorp entitled to vote in an election of directors, except that the approval of 75% of the shares entitled to vote in an election of directors is required for any amendment to Articles 6 (directors), 7 (preemptive rights), 8 (indemnification), 9 (meetings of shareholders and shareholder proposals), 10 (restrictions on acquisitions) and 11 (amendments).

     Our bylaws may be amended by a majority of the board of directors or by the affirmative vote of a majority of the total shares entitled to vote in an election of directors, except that the affirmative vote of at least 75% of the total shares entitled to vote in an election of directors shall be required to amend, adopt, alter, change or repeal any provision inconsistent with certain specified provisions of the bylaws.
Louisiana Corporate Law
     In addition to the provisions contained in our articles of incorporation, the Louisiana Business Corporation Law (“BCL”) includes certain provisions applicable to Louisiana corporations, such as Hibernia Homestead Bancorp, which may be deemed to have an anti-takeover effect. Such provisions include (i) rights of shareholders to receive the fair value of their shares of stock following a control transaction from a controlling person or group and (ii) requirements relating to certain business combinations.
     The Louisiana BCL provides that any person who acquires “control shares” will be able to vote such shares only if the right to vote is approved by the affirmative vote of at least a majority of both (1) all the votes entitled to be cast by shareholders and (2) all the votes entitled to be cast by shareholders excluding “interested shares”. “Control shares” is defined to include shares that would entitle the holder thereof, assuming the shares had full voting rights, to exercise voting power within any of the following ranges: (a) 20% or more but less than one-third of all voting power; (b) one-third or more but less than a majority of all voting power; or (c) a majority or more of all voting power. Any acquisition that would result in the ownership of control shares in a higher range would require an additional vote of shareholders. “Interested shares” includes control shares and any shares held by an officer or employee director of the corporation. If the control shares are provided full voting rights, all shareholders have dissenters’ rights entitling them to receive the “fair cash value” of their shares, which shall not be less than the highest price paid per share to acquire the control shares.
     The Louisiana BCL defines a “Business Combination” generally to include (a) any merger, consolidation or share exchange of the corporation with an “Interested Shareholder” or affiliate thereof, (b) any sale, lease, transfer or other disposition, other than in the ordinary course of business, of assets equal to 10% or more of the market value of the corporation’s outstanding stock or of the corporation’s net worth to any Interested Shareholder or affiliate thereof in any 12-month period, (c) the issuance or transfer by the corporation of equity securities of the corporation with an aggregate market value of 5% or more of the total market value of the corporation’s outstanding stock to any Interested Shareholder or affiliate thereof, except in certain circumstances, (d) the adoption of any plan or proposal for the liquidation or dissolution of the corporation in which anything other than cash will be received by an Interested Shareholder or affiliate thereof, or (e) any reclassification of the corporation’s stock or merger which increases by 5% or more the ownership interest of the Interested Shareholder or any affiliate thereof. “Interested Shareholder” includes any person who beneficially owns, directly or indirectly, 10% or more of the corporation’s outstanding voting stock, or any affiliate thereof who had such beneficial ownership during the preceding two years, excluding in each case the corporation, its subsidiaries and their benefit plans.
     Under the Louisiana BCL, a Business Combination must be approved by any vote otherwise required by law or the articles of incorporation, and by the affirmative vote of at least each of the following: (1) 80% of the total outstanding voting stock of the corporation; and (2) two-thirds of the outstanding voting stock held by persons other than the Interested Shareholder. However, the supermajority vote requirement shall not be applicable if the Business Combination meets certain minimum price requirements and other procedural safeguards, or if the transaction is approved by the Board of Directors prior to the time that the Interested Shareholder first became an Interested Shareholder.
     The BCL authorizes the board of directors of Louisiana business corporations to create and issue (whether or not in connection with the issuance of any of its shares or other securities) rights and options granting to the holders thereof (1) the right to convert shares or obligations into shares of any class, or (2) the right or option to purchase shares of any class, in each case upon such terms and conditions as Hibernia Homestead Bancorp may deem expedient.
Anti-Takeover Effects of the Articles of Incorporation and Bylaws and the Louisiana Business Corporation Law
     The foregoing provisions of the articles of incorporation and bylaws of Hibernia Homestead Bancorp and Louisiana law could have the effect of discouraging an acquisition of Hibernia Homestead Bancorp or stock purchases in furtherance of an acquisition, and could accordingly, under certain circumstances, discourage transactions which might otherwise have a favorable effect on the price of our common stock.

     The board of directors believes that the provisions described above are prudent and will reduce vulnerability to takeover attempts and certain other transactions that are not negotiated with and approved by our board of directors. The board of directors believes that these provisions are in our best interests and shareholders. In the board of director’s judgment, the board of directors is in the best position to determine our true value and to negotiate more effectively for what may be in the best interests of shareholders. Accordingly, the board of directors believes that it is in our best interests and shareholders to encourage potential acquirors to negotiate directly with the board of directors and that these provisions will encourage such negotiations and discourage hostile takeover attempts. It is also the board of directors’ view that these provisions should not discourage persons from proposing a merger or other transaction at prices reflective of the true value of our stock and where the transaction is in the best interests of all shareholders.
     Despite the board of directors’ belief as to the benefits to our shareholders of the foregoing provisions, these provisions also may have the effect of discouraging a future takeover attempt in which shareholders might receive a substantial premium for their shares over then current market prices and may tend to perpetuate existing management. As a result, shareholders who might desire to participate in such a transaction may not have an opportunity to do so. The board of directors, however, has concluded that the potential benefits of these provisions outweigh their possible disadvantages.
DESCRIPTION OF CAPITAL STOCK
General
     We are authorized to issue 10,000,000 shares of capital stock, of which 9,000,000 are shares of common stock, par value $.01 per share (the “Common Stock”) and 1,000,000 are shares of preferred stock, par value $.01 per share (the “Preferred Stock”). We currently expect to issue up to a maximum of 1,437,500 shares of Common Stock and no shares of Preferred Stock in the conversion. Each share of our Common Stock issued in the conversion will have the same relative rights as, and will be identical in all respects with, each other share of Common Stock issued in the conversion. Upon payment of the purchase price of $10.00 per share for the Common Stock in accordance with the plan of conversion, all such stock will be duly authorized, fully paid and nonassessable based on the laws and regulations in effect as of the date of consummation of the conversion.
     Our Common Stock will represent nonwithdrawable capital, will not be an account of an insurable type, and will not be insured by the FDIC.
Common Stock
     Dividends. We can pay dividends if, as and when declared by our board of directors, subject to compliance with limitations which are imposed by law. See “Dividends.” The holders of our Common Stock will be entitled to receive and share equally in such dividends as may be declared by our board of directors out of funds legally available therefor. If we issue Preferred Stock, the holders thereof may have a priority over the holders of the Common Stock with respect to dividends.
     Voting Rights. Upon completion of the conversion, the holders of our Common Stock will possess exclusive voting rights in Hibernia Homestead Bancorp. They will elect our board of directors and act on such other matters as are required to be presented to them under Louisiana law or our articles of incorporation or as are otherwise presented to them by the board of directors. Except as discussed in “Restrictions on Acquisition of Hibernia Homestead Bancorp and Hibernia Homestead Bank and Related Anti-Takeover Provisions,” each holder of Common Stock will be entitled to one vote per share and will not have any right to cumulate votes in the election of directors. If we issue Preferred Stock, holders of the Preferred Stock may also possess voting rights.
     Liquidation. In the event of any liquidation, dissolution or winding up of Hibernia Homestead Bank, Hibernia Homestead Bancorp, as the sole holder of the bank’s capital stock, would be entitled to receive, after payment or provision for payment of all debts and liabilities of Hibernia Homestead Bank (including all deposit accounts and accrued interest thereon) and after distribution of the balance in the special liquidation account to Eligible Account Holders and Supplemental Eligible Account Holders (see “The Conversion and Offering — Liquidation Rights of Certain Depositor Members”), all assets of Hibernia Homestead Bank available for distribution.

In the event of any liquidation, dissolution or winding up of Hibernia Homestead Bancorp, the holders of our Common Stock would be entitled to receive, after payment or provision for payment of all our debts and liabilities, all of the assets of the company available for distribution. If Preferred Stock is issued, the holders thereof may have a priority over the holders of our Common Stock in the event of liquidation or dissolution.
     Preemptive Rights. Holders of our Common Stock will not be entitled to preemptive rights with respect to any shares which may be issued in the future. Our Common Stock is not subject to any required redemption.
Preferred Stock
     None of the shares of our authorized Preferred Stock will be issued in the conversion. Such stock may be issued with such preferences and designations as the board of directors may from time to time determine. Our board of directors can, without shareholder approval, issue preferred stock with voting, dividend, liquidation and conversion rights which could dilute the voting strength of the holders of the Common Stock and may assist management in impeding an unfriendly takeover or attempted change in control.
TRANSFER AGENT AND REGISTRAR
     The transfer agent and registrar for the common stock of Hibernia Homestead Bancorp will be Registrar and Transfer Company.
REGISTRATION REQUIREMENTS
     Our common stock will be registered under Section 12(g) of the Securities Exchange Act of 1934, as amended. We will be subject to the information, proxy solicitation, insider trading restrictions, tender offer rules, periodic reporting and other requirements of the Securities and Exchange Commission under the Exchange Act. We may not deregister the common stock under the Securities Exchange Act for a period of at least three years following the conversion.
LEGAL AND TAX MATTERS
     The legality of our common stock and the federal income tax consequences of the conversion have passed upon for us by Elias, Matz, Tiernan & Herrick L.L.P., Washington, D.C. Elias, Matz, Tiernan & Herrick L.L.P. has consented to the references to their opinion in this prospectus. LaPorte Sehrt Romig & Hand, Metairie, Louisiana has provided an opinion to us regarding the Louisiana income tax consequences of the conversion to Hibernia Homestead Bancorp and Hibernia Homestead Bank. Certain legal matters will be passed upon for Sandler O’Neill & Partners, L.P. by Kilpatrick Stockton LLP.
EXPERTS
     The financial statements included in this prospectus and in the registration statement of Hibernia Homestead Bancorp have been audited by LaPorte Sehrt Romig & Hand, Metairie, Louisiana an independent registered public accounting firm, to the extent and for the periods set forth in their report appearing elsewhere herein and in the registration statement, and are included in reliance upon such report given upon the authority of said firm as experts in auditing and accounting.
     RP Financial, LC. has consented to the publication in this prospectus of a summary of its report to us setting forth its opinion as to our estimated pro forma market value, as converted, and to the use of its name and statements with respect to it appearing in this prospectus.
WHERE YOU CAN FIND ADDITIONAL INFORMATION
     We have filed a registration statement with the Securities and Exchange Commission under the Securities Act of 1933, as amended, with respect to the common stock offered in this document. As permitted by the rules and regulations of the Securities and Exchange Commission, this prospectus does not contain all the information set forth in the registration statement.

You may examine this information without charge at the public reference facilities of the Securities and Exchange Commission located at 100 F Street, N.E., Washington, D.C. 20549. You may obtain copies of this material from the Securities and Exchange Commission at prescribed rates. You may obtain information on the operations of the Public Reference Room by calling the Securities and Exchange Commission at 1-800-SEC-0330. The Securities and Exchange Commission also maintains a website that contains reports, proxy and information statements and other information regarding registrants, including Hibernia Homestead Bancorp, that file electronically with the Securities and Exchange Commission. The address for this website is http://www.sec.gov.
     The statements contained in this prospectus as to the contents of any contract or other document filed as an exhibit to the registration statement are, of necessity, brief descriptions and are not necessarily complete.
     Hibernia Homestead has filed an application for approval of the plan of conversion and offering with the Louisiana Office of Financial Institutions and Federal Deposit Insurance Corporation. This prospectus omits certain information contained in the application. The application may be examined at the principal office of the Louisiana Office of Financial Institutions at 8660 United Plaza Boulevard, Baton Rouge, Louisiana.
     Copies of the plan of conversion and our articles of incorporation and bylaws are available without charge from us at our corporate office located at 325 Carondelet Street, New Orleans, Louisiana. A copy of the appraisal report of RP Financial, LC., including any amendments made to it, are available for inspection at our corporate office.

HIBERNIA HOMESTEAD BANK
INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

Report of Independent Registered Public Accounting Firm	F-1

Consolidated Balance Sheets as of June 30, 2008 (unaudited) and Years Ended December 31, 2007 and 2006	F-2

Consolidated Statements of Operations for the Six Months Ended June 30, 2008 and 2007 (unaudited) and Years Ended December 31, 2007 and 2006	F-4

Consolidated Statements of Comprehensive Income (Loss) for the Six Months Ended June 30, 2008 and 2007 (unaudited) and Years Ended December 31, 2007 and 2006	F-5

Consolidated Statements of Equity for the Six Months Ended June 30, 2008 (unaudited) and Years Ended December 31, 2007 and 2006	F-6

Consolidated Statements of Cash Flows for the Six Months Ended June 30, 2008 and 2007 (unaudited) and Years Ended December 31, 2007 and 2006	F-7

Notes to Consolidated Financial Statements.	F-9
     The registrant, Hibernia Homestead Bancorp, Inc., a Louisiana corporation, has not yet commenced operations and has engaged in only minimal activities to date. Accordingly, the financial statements of Hibernia Homestead Bancorp, Inc. have been omitted as they are not required.
     All financial statement schedules are not included because they are not applicable or the required information has been disclosed in the financial statements or in the notes thereto.

Report of Independent Registered Public Accounting Firm
To The Board of Directors
   Hibernia Homestead Bank and Subsidiary
New Orleans, Louisiana
We have audited the accompanying consolidated balance sheets of Hibernia Homestead Bank, formerly known as Hibernia Homestead and Savings Association, and Subsidiary (the Bank), as of December 31, 2007 and 2006, and the related consolidated statements of operations, comprehensive loss, changes in equity and cash flows for the years ended December 31, 2007 and 2006. These consolidated financial statements are the responsibility of the Bank’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.
We conducted our audits in accordance with generally accepted auditing standards as established by the Auditing Standards Board (United States) and in accordance with the auditing standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Bank is not required to have, nor were we engaged to perform an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Bank’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Hibernia Homestead Bank and Subsidiary, as of December 31, 2007 and 2006, and the results of its operations and its cash flows for the years ended December 31, 2007 and 2006, in conformity with accounting principles generally accepted in the United States of America.

A Professional Accounting Corporation
Metairie, Louisiana
February 25, 2008
(Except Note 18, which is dated May 27, 2008 and is unaudited and
Note 19, which is dated September 17, 2008 and is unaudited)

HIBERNIA HOMESTEAD BANK AND SUBSIDIARY
Consolidated Balance Sheets

	June 30,	December 31,
	2008	2007	2006
	(Unaudited)
	(In Thousands)
Assets
Cash, Non-Interest Bearing	$1,519	$69	$352
Cash, Interest Bearing	21	14	12
Federal Funds Sold	600	—	—

Total Cash and Cash Equivalents	2,140	83	364

Investment Securities Available for Sale	12,558	15,005	19,670
Loans Receivable, Net	29,557	29,440	29,376
Accrued Interest Receivable	181	188	240
Investment in FHLB of Dallas Stock	169	166	158
Investment in FNBB Stock	210	210	210
Prepaid Income Taxes	90	90	183
Premises and Equipment, Net	5,288	4,598	4,481
Deferred Income Taxes	403	273	256
Prepaid Expenses and Other Assets	224	123	129

Total Assets	$50,820	$50,176	$55,067

The accompanying notes are an integral part of these financial statements.

HIBERNIA HOMESTEAD BANK AND SUBSIDIARY
Consolidated Balance Sheets

	June 30,	December 31,
	2008	2007	2006
	(Unaudited)
	(In Thousands)
Liabilities and Equity
Liabilities
Deposits	$36,304	$34,692	$38,140
Advances from Federal Home Loan Bank	—	600	2,000
Advance Payments by Borrowers for Taxes and Insurance	254	335	302
Accrued Interest Payable	5	5	4
Accounts Payable and Other Liabilities	200	236	310

Total Liabilities	36,763	35,868	40,756

Commitments and Contingencies	—	—	—

Equity
Accumulated Other Comprehensive Loss, Net of Tax Effects	(251)	(224)	(370)
Retained Earnings, Substantially Restricted	14,308	14,532	14,681

Total Equity	14,057	14,308	14,311

Total Liabilities and Equity	$50,820	$50,176	$55,067

HIBERNIA HOMESTEAD BANK AND SUBSIDIARY
Consolidated Statements of Operations

	Six Months Ended		Years Ended
	June 30,		December 31,
	2008	2007	2007	2006
	(Unaudited)	(Unaudited)
	(In Thousands)
Interest Income
Loans Receivable
First Mortgage Loans	$886	$885	$1,767	$1,391
Consumer and Other Loans	3	—	1	2
Federal Funds Sold and Cash — Interest Bearing	5	8	25	132
Mortgage-Backed Securities	308	396	738	937
Investment Securities	—	—	—	43

Total Interest Income	1,202	1,289	2,531	2,505

Interest Expense
Deposits	530	612	1,229	876
Borrowed Funds	5	25	29	45

Total Interest Expense	535	637	1,258	921

Net Interest Income	667	652	1,273	1,584

Provision for Loan Losses	—	—	—	—

Net Interest Income After Provision for Loan Losses	667	652	1,273	1,584

Non-Interest Income
Realized Gains and Losses on Investments	—	—	8	6
Other Income	25	24	44	29
Rental Income, Net of Related Expenses	59	68	134	156

Total Non-Interest Income	84	92	186	191

Non-Interest Expenses
Salaries and Employee Benefits	500	460	782	1,612
Occupancy Expenses	148	148	318	286
Data Processing	111	105	204	158
Advertising	92	25	50	221
Professional Fees	74	35	105	95
Supplies and Stationery	29	10	19	39
Telephone and Postage	29	26	48	55
Regulatory Assessments	22	22	44	40
Directors’ Fees	21	16	36	35
Other Operating Expenses	65	47	141	92

Total Non-Interest Expenses	1,091	894	1,747	2,633

Loss Before Income Tax Benefit	(340)	(150)	(288)	(858)

Income Tax Benefit	(116)	(51)	(139)	(292)

Net Loss	$(224)	$(99)	$(149)	$(566)

The accompanying notes are an integral part of these financial statements.

HIBERNIA HOMESTEAD BANK AND SUBSIDIARY
Consolidated Statements of Comprehensive Income (Loss)

	Six Months Ended		Years Ended
	June 30,		December 31,
	2008	2007	2007	2006

	(Unaudited)	(Unaudited)
	(In Thousands)

Net Loss	$(224)	$(99)	$(149)	$(566)

Other Comprehensive Income,
Net of Tax
Unrealized (Loss) Gain on Securities	(27)	(124)	146	3

Total Other Comprehensive Income	(27)	(124)	146	3

Total Comprehensive Income (Loss)	$(251)	$(223)	$(3)	$(563)

The accompanying notes are an integral part of these financial statements.

HIBERNIA HOMESTEAD BANK AND SUBSIDIARY
Consolidated Statements of Equity

	Accumulated
	Other
	Comprehensive	Retained
	Income	Earnings	Total

	(In Thousands)
BALANCE — January 1, 2006	$(373)	$15,247	$14,874
Net Loss	—	(566)	(566)
Other Comprehensive Income	3	—	3

BALANCE — December 31, 2006	(370)	14,681	14,311
Net Loss	—	(149)	(149)
Other Comprehensive Income	146	—	146

BALANCE — December 31, 2007	(224)	14,532	14,308
Net Loss (Unaudited)	—	(224)	(224)
Other Comprehensive Loss (Unaudited)	(27)	—	(27)

BALANCE — June 30, 2008 (Unaudited)	$(251)	$14,308	$14,057

The accompanying notes are an integral part of these financial statements.

HIBERNIA HOMESTEAD BANK AND SUBSIDIARY
Consolidated Statements of Cash Flows

	Six Months Ended		Years Ended
	June 30,		December 31,
	2008	2007	2007	2006

	(Unaudited)	(Unaudited)
	(In Thousands)		(In Thousands)
Cash Flows from Operating Activities
Net Loss	$(224)	$(99)	$(149)	$(566)
Adjustments to Reconcile Net Loss to
Net Cash (Used in) Provided by Operating Activities
Deferred Income Taxes	(115)	—	(96)	(277)
Depreciation and Amortization	116	115	236	184
Net Discount Accretion	(10)	(15)	(25)	(30)
Loss on Sale of Securities	—	—	—	13
Stock Dividend on FHLB of Dallas Stock	(3)	(4)	(8)	(7)
Changes in Operating Assets and Liabilities
Decrease in Accrued Interest Receivable	7	45	52	37
(Increase) Decrease in Prepaid Expenses and Other Assets	(100)	98	7	797
Increase in Accrued Interest Payable	1	1	1	—
(Decrease) Increase in Accounts Payable and Other Liabilities	(39)	(131)	(72)	144
Decrease (Increase) in Prepaid Income Taxes	—	5	93	(121)

Net Cash (Used in) Provided by Operating Activities	(367)	15	39	174

Cash Flows from Investing Activities
Net (Increase) Decrease in Loans Receivable	(118)	272	(64)	(11,040)
Purchase of Securities Available for Sale	—	—	—	(2,504)
Maturities, Redemptions and Sales of Securities Available for Sale	2,416	3,493	4,912	5,486
Proceeds from Maturities of Securities Held to Maturity	—	—	—	2,047
Purchase of Premises and Equipment	(806)	(65)	(353)	(2,299)

Net Cash Provided by (Used in) Investing Activities	1,492	3,700	4,495	(8,310)

The accompanying notes are an integral part of these financial statements.

HIBERNIA HOMESTEAD BANK AND SUBSIDIARY
Consolidated Statements of Cash Flows (Continued)

	Six Months Ended		Years Ended
	June 30,		December 31,
	2008	2007	2007	2006

	(Unaudited)	(Unaudited)
	(In Thousands)		(In Thousands)

Cash Flows from Financing Activities
Net Increase (Decrease) in Deposits	1,613	(420)	(3,448)	(244)
(Repayments) Advances of Short-Term Borrowings from FHLB of Dallas	(600)	(2,000)	(1,400)	2,000
Net (Decrease) Increase in Advance Payments by Borrowers	(81)	(149)	33	91

Net Cash Provided by (Used in) Financing Activities	932	(2,569)	(4,815)	1,847

Net Increase (Decrease) in Cash and Cash Equivalents	2,057	1,146	(281)	(6,289)

Cash and Cash Equivalents, Beginning of Period	$83	$364	364	6,653

Cash and Cash Equivalents, End of Period	$2,140	$1,510	$83	$364

Supplemental Schedule of Cash Flow Information
Cash Paid for Interest on Deposits and Borrowings	$535	$324	$1,257	$921

Cash (Received) Paid for Income Taxes	$—	$(56)	$—	$193

Market Value Adjustment for (Loss) Gain on Securities Available for Sale	$(41)	$134	$221	$5

The accompanying notes are an integral part of these financial statements.

HIBERNIA HOMESTEAD BANK AND SUBSIDIARY
Notes to Consolidated Financial Statements

Note 1. Nature of Operations and Summary of Significant Accounting Policies
     Nature of Operations
Hibernia Homestead Bank (the Bank) is a mutual savings bank and provides a variety of financial services primarily to individual customers through its three branches in New Orleans and Metairie, Louisiana. The Bank’s primary deposit products are checking accounts, money market accounts, interest bearing savings and certificates of deposit. Its primary lending products are residential mortgage loans. The Bank provides services to customers in the New Orleans, Metairie and surrounding areas.
The Bank’s operations are subject to customary business risks associated with activities of a financial institution. Some of those risks include competition from other institutions and changes in economic conditions, interest rates and regulatory requirements.
In August 2005, Hurricane Katrina caused wide-spread devastation in the areas in which the Bank operates. Certain of the affected areas are still in the process of recovering from the adverse impacts caused by the hurricane. The adverse financial effects of that catastrophe upon the Bank were recognized in its financial statements at that time. To date, no significant additional adverse amounts have manifested themselves. However, since some areas within the Bank’s market are still recovering, whether the extent to which those areas eventually recover could adversely affect the future financial condition of area businesses, and the degree of such adverse impact, if any, is unknown at this time.
     Principles of Consolidation
The consolidated financial statements include the accounts of the Bank and its wholly owned subsidiary, Hibernia Homestead Development Corporation, which is a dormant corporation. All significant intercompany balances and transactions between the Bank and its wholly owned subsidiary have been eliminated.
     Use of Estimates
The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.
Material estimates that are particularly susceptible to significant change relate to the determination of the allowance for losses on loans and the valuation of real estate acquired in connection with foreclosures or in satisfaction of loans. In connection with the determination of the allowances for losses on loans and foreclosed real estate, management obtains independent appraisals for significant properties.

HIBERNIA HOMESTEAD BANK AND SUBSIDIARY
Notes to Consolidated Financial Statements

Note 1. Nature of Operations and Summary of Significant Accounting Policies (Continued)
     Use of Estimates (Continued)
A majority of the Bank’s loan portfolio consists of single-family residential loans in the metropolitan New Orleans area. The majority of loans are secured by first mortgages on the residences of the borrowers and are expected to be repaid from the cash flows of the customers. Some of the activities that the economy of this region is dependent upon include the petrochemical industry, the port of New Orleans, healthcare and tourism. Significant declines in economic activities in these areas could affect the borrowers’ ability to repay loans and cause a decline in value of assets securing the loan portfolio.
While management uses available information to recognize losses on loans and foreclosed real estate, future additions to the allowances may be necessary based on changes in local economic conditions. In addition, regulatory agencies, as an integral part of their examination process, periodically review the Bank’s allowances for losses on loans and foreclosed real estate. Such agencies may require the Bank to recognize additions to the allowances based on their judgments about information available to them at the time of their examination. Because of these factors, it is reasonably possible that the allowances for losses on loans and foreclosed real estate may change in the near term.
     Cash Equivalents
Cash equivalents consist of cash on hand and in banks and federal funds sold. For purposes of the statements of cash flows, the Bank considers all highly liquid debt instruments with original maturities, when purchased, of less than three months to be cash equivalents.
     Loans Receivable
Loans receivable are stated at unpaid principal balances, less the reserve for loan losses, and net of deferred loan origination fees and discounts.
     Interest on Loans
Interest on first mortgage loans is credited to income as earned. An allowance is established for interest accrued on loans contractually delinquent three months or more. Unearned discounts on home improvement loans are taken into income over the life of the loan using the interest method. Interest on savings account loans is credited to income as earned using the simple interest method.
     Reserve for Loan Losses
The reserve for loan losses is maintained to provide for probable credit losses related to specifically identified loans and for losses inherent in the loan portfolio that have been incurred as of the balance sheet date. The reserve is comprised of specific reserves and a general reserve. In addition, the general reserve considers trends in delinquencies and non-accrual loans, concentrations, volatility of risk ratings and the evolving mix in terms of collateral, relative loan size and the degree of seasoning within the various loan products.

HIBERNIA HOMESTEAD BANK AND SUBSIDIARY
Notes to Consolidated Financial Statements

Note 1. Nature of Operations and Summary of Significant Accounting Policies (Continued)
     Reserve for Loan Losses (Continued)
Specific reserves are assessed for each loan that is reviewed for impairment or for which a probable loss has been identified. The reserve related to loans that are identified as impaired is based on discounted expected future cash flows (using the loan’s initial effective interest rate), the observable market value of the loan, or the estimated fair value of the collateral for certain collateral dependent loans. Factors contributing to the determination of specific reserves include the financial condition of the borrower, changes in the value of pledged collateral and general economic conditions. General reserves are established based on historical charge-offs considering factors that include risk rating, concentrations and loan type.
Changes in underwriting standards, credit administration and collection policies, regulation and other factors which affect the credit quality and collectibility of the loan portfolio also impact the unallocated reserve levels. The reserve for loan losses is based on management’s estimate of probable credit losses inherent in the loan portfolio; actual credit losses may vary from the current estimate. The reserve for loan losses is reviewed periodically, taking into consideration the risk characteristics of the loan portfolio, past charge-off experience, general economic conditions and other factors that warrant current recognition. As adjustments to the reserve for loan losses become necessary, they are reflected as a provision for loan losses in current-period earnings. Actual loan charge-offs are deducted from and subsequent recoveries of previously charged-off loans are added to the reserve.
     Impaired Loans
Statement of Financial Accounting Standards (SFAS) No. 114, Accounting by Creditors for Impairment of a Loan and SFAS No. 118, Accounting by Creditors for Impairment of a Loan — Income Recognition and Disclosures, requires that impaired loans be measured based on the present value of expected future cash flows discounted at the loan’s original effective interest rate. As a practical expedient, impairment may be measured based on the loan’s observable market price or the fair value of the collateral if the loan is collateral dependent. When the measure of the impaired loan is less than the recorded investment in the loan, the impairment is recorded through a valuation allowance. This valuation allowance is recorded in the allowance for loan losses on the balance sheet.
Interest payments received on impaired loans are recorded as interest income unless collection of the remaining recorded investment is doubtful, at which time payments received are recorded as reductions of principal. Changes in the present value due to the passage of time are recorded as interest income, while changes in estimated cash flows are recorded in the provision for loan losses.

HIBERNIA HOMESTEAD BANK AND SUBSIDIARY
Notes to Consolidated Financial Statements

Note 1. Nature of Operations and Summary of Significant Accounting Policies (Continued)
     Loan Origination Fees, Commitment Fees and Related Costs
The Bank has adopted the provisions of SFAS No. 91, Accounting for Nonrefundable Fees and Costs Associated with Originating or Acquiring Loans and Indirect Costs of Leases. Accordingly, loan origination fees and certain direct loan origination costs are deferred, and the net fee or cost is recognized as an adjustment to interest income using the interest method over the contractual life of the loans, adjusted for any prepayments.
     Securities
SFAS No. 115, Accounting for Certain Investments in Debt and Equity Securities, requires the classification of securities into one of three categories: Trading, Available-for-Sale or Held-to-Maturity.
Management determines the appropriate classification of debt securities at the time of purchase and re-evaluates this classification periodically. Trading account securities are held for resale in anticipation of short-term market movements. Debt securities are classified as held to maturity when the Bank has the positive intent and ability to hold the securities to maturity. Securities not classified as held to maturity or trading are classified as available for sale.
Trading account securities are carried at market value. Gains and losses, both realized and unrealized, are reflected in earnings.
Held-to-maturity securities are stated at amortized cost. Available for sale securities are stated at fair value, with unrealized gains and losses, net of applicable deferred income taxes, reported in a separate component of other comprehensive income. The amortized cost of debt securities classified as held to maturity or available for sale is adjusted for amortization of premiums and accretion of discounts to maturity or, in the case of mortgage-backed securities, over the estimated life of the security. Amortization, accretion and accruing interest are included in interest income on securities. Realized gains and losses, and declines in value judged to be other than temporary, are included in net securities gains. The cost of securities sold is determined based on the specific identification method.
     Impaired Securities
Securities available-for-sale or held-to-maturity in which, after acquisition, the Bank believes it will not be able to collect all amounts due according to its contractual terms are considered to be permanently impaired. In accordance with generally accepted accounting principles, impaired securities are written down to fair value, and any unrealized loss is charged to net income. The written down amount then becomes the security’s new cost basis.

HIBERNIA HOMESTEAD BANK AND SUBSIDIARY
Notes to Consolidated Financial Statements

Note 1. Nature of Operations and Summary of Significant Accounting Policies (Continued)
     Investment in FHLB of Dallas and FNBB Stock
The Bank maintains investments in membership stocks of First National Bankers Bank (FNBB) and the Federal Home Loan Bank (FHLB) of Dallas. The carrying amounts of these investments are stated at cost. The Bank is required by law to have an investment in Stock of the Federal Home Loan Bank of Dallas. Effective April 16, 2007, the membership investment requirement is .6% of the member’s total assets, and the activity-based requirement is 4.1% of advances and applicable Mortgage Partnership Finance assets.
     Foreclosed Real Estate
Real estate acquired through, or in lieu of, foreclosure is initially recorded at the lower of cost (principal balance of the former mortgage loan plus costs of obtaining title and possession) or fair value at the date of acquisition. Costs relating to development and improvement of property are capitalized, whereas costs relating to the holding of property are expensed.
Management periodically performs valuations, and an allowance for losses is established by a charge to operations if the carrying value of a property exceeds its estimated net realizable value.
     Premises and Equipment
Premises and equipment are stated at cost less accumulated depreciation and amortization. Depreciation is calculated on a straight-line basis over the estimated useful lives of the assets. Estimated lives are 10 to 30 years for buildings and improvements and 3 to 10 years for furniture, fixtures and equipment. Amortization of leasehold improvements is calculated on the straight-line basis over the terms of the leases.
     Income Taxes
The Bank recognizes income taxes in accordance with Statement of Financial Accounting Standards (SFAS) No. 109, Accounting for Income Taxes. SFAS No. 109 uses the asset and liability method of accounting for income taxes. Under the asset and liability method, deferred income taxes are recognized for the tax consequences of “temporary differences” by applying enacted statutory tax rates applicable to future years to the difference between financial statement carrying amounts and the tax basis of existing assets and liabilities. Deferred taxes are also recognized for operating losses and tax credits that are available to offset future income taxes.
     Comprehensive Income
The Bank reports comprehensive income in accordance with Statement of Financial Standards (SFAS) No. 130, Reporting Comprehensive Income. SFAS No. 130 establishes standards for reporting and presentation of comprehensive income and its components in a full set of financial statements. Comprehensive income consists of net income and net unrealized gains (losses) on securities and is presented in the statements of equity and comprehensive income. SFAS No. 130 requires only additional disclosures in the financial statements, it does not affect the Bank’s financial position or results of operations.

HIBERNIA HOMESTEAD BANK AND SUBSIDIARY
Notes to Consolidated Financial Statements

Note 1. Nature of Operations and Summary of Significant Accounting Policies (Continued)
     Statement of Cash Flows
The statement of cash flows was prepared in accordance with the provisions of Statement of Financial Accounting Standards (SFAS) No. 104, Statement of Cash Flows — Net Reporting of Certain Cash Receipts and Cash Payments and Classification of Cash Flows from Hedging Transactions. This Statement permits certain financial institutions to report, in a statement of cash flows, net receipts and payments for deposits placed, time deposits accepted and repaid and loans made and collected. Additionally, in accordance with generally accepted accounting principles, interest credited directly to deposit accounts has been accounted for as operating cash payments.
     Recent Accounting Pronouncements
In June 2006, the FASB issued Interpretation Number (FIN) 48, Accounting for Uncertainty in Income Taxes (as amended). This Interpretation clarifies the accounting for uncertainty in income taxes recognized in an enterprise’s financial statements in accordance with SFAS No. 109, Accounting for Income Taxes. This Interpretation prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. This Interpretation also provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure, and transition. This Interpretation is effective for fiscal years beginning after December 15, 2006.
In September 2006, the FASB issued SFAS No. 157, Fair Value Measurements. This Statement defines fair value, establishes a framework for measuring fair value in generally accepted accounting principles, and expands disclosures about fair value measurements. This Statement is effective for financial statements issued for fiscal years beginning after November 15, 2007.
In September 2006, the FASB issued SFAS No. 158, Employers’ Accounting for Defined Benefit Pension and Other Postretirement Plans (as amended). This Statement improves financial reporting by requiring an employer to recognize the overfunded or underfunded status of a defined benefit postretirement plan (other than a multiemployer plan) as an asset or liability in its statement of financial position and to recognize changes in that funded status in the year in which the changes occur through comprehensive income. This Statement also requires an employer to measure the funded status of a plan as of the date of its year-end statement of financial position. An employer with publicly traded equity securities shall initially apply the requirement to recognize the funded status of a benefit plan as of the end of the fiscal year ending after December 31, 2006. The requirement to measure plan assets and benefit obligations as of the date of the employer’s fiscal year-end statement of financial position is effective for fiscal years ending after December 31, 2008.

HIBERNIA HOMESTEAD BANK AND SUBSIDIARY
Notes to Consolidated Financial Statements

Note 1. Nature of Operations and Summary of Significant Accounting Policies (Continued)
     Recent Accounting Pronouncements (Continued)
In February 2007, the FASB issued SFAS No. 159, The Fair Value Option for Financial Assets and Financial Liabilities (as amended). This Statement permits entities to choose to measure many financial instruments and certain other items at fair value. The objective is to provide entities with the opportunity to mitigate volatility in reported earnings caused by measuring related assets and liabilities differently without having to apply complex hedge accounting provisions. This Statement is effective as of the beginning of an entity’s first fiscal year that begins after November 15, 2007.
In December 2007, the FASB issued SFAS No. 160, Noncontrolling Interests in Consolidated Financial Statements (an amendment of ARB No. 51). This Statement was issued to improve the relevance, comparability, and transparency of the financial information that a reporting entity provides in its consolidated financial statements. This Statement is effective for fiscal years, and interim periods with those fiscal years, beginning on or after December 31, 2008.
     Advertising
The Bank follows the policy of charging the costs of advertising to expense as incurred. Advertising expense was $92,000 and $25,000 for the six months ended June 30, 2008 and 2007 (unaudited), respectively, and $50,000 and $221,000 for the years ended December 31, 2007 and 2006, respectively, and is included in other operating expenses.
Note 2. Investment Securities
A summary of investment securities classified as trading, available for sale and held to maturity is presented below.
     Trading Securities
The Bank had no securities classified as trading securities at June 30, 2008 (unaudited), December 31, 2007 and 2006.

HIBERNIA HOMESTEAD BANK AND SUBSIDIARY
Notes to Consolidated Financial Statements

Note 2. Investment Securities (Continued)
     Available for Sale
The carrying values and estimated market values of available for sale securities at June 30, 2008 (unaudited), December 31, 2007 and 2006, are summarized as follows:

June 30, 2008
(Unaudited)
		Gross	Gross
	Amortized	Unrealized	Unrealized	Fair
	Cost	Gains	Losses	Value
(In Thousands)

Mortgage Backed Securities	$12,944	$—	$386	$12,558

December 31, 2007
		Gross	Gross
	Amortized	Unrealized	Unrealized	Fair
	Cost	Gains	Losses	Value
(In Thousands)

Mortgage Backed Securities	$15,347	$—	$342	$15,005

December 31, 2006
		Gross	Gross
	Amortized	Unrealized	Unrealized	Fair
	Cost	Gains	Losses	Value
(In Thousands)

Mortgage Backed Securities	$20,235	$—	$565	$19,670

HIBERNIA HOMESTEAD BANK AND SUBSIDIARY
Notes to Consolidated Financial Statements

Note 2. Investment Securities (Continued)
The amortized cost and estimated market values of available for sale securities at June 30, 2008 (unaudited) and at December 31, 2007, by contractual maturity, are shown below. Expected maturities will differ from contractual maturities because borrowers may have the right to call or prepay obligations with or without call or prepayment penalties.

	June 30, 2008
	(Unaudited)
	Amortized	Fair
	Cost	Value
	(In Thousands)
Due in One Year or Less	$23	$23
Due After One Year Through Five Years	5,550	5,502
Due After Five Year Through Ten Years	2,623	2,489
Due After Ten Years Through Twenty Years	4,276	4,077
Due After Twenty Years	472	467

	$12,944	$12,558

	December 31, 2007
	Amortized	Fair
	Cost	Value
	(In Thousands)
Due in One Year or Less	$1,176	$1,173
Due After One Year Through Five Years	5,904	5,827
Due After Five Year Through Ten Years	3,125	3,010
Due After Ten Years Through Twenty Years	5,142	4,995

	$15,347	$15,005

Fair values for securities are determined from quoted prices or quoted market prices of similar securities of comparable risk and maturity where no quoted market price exists. Management does not anticipate a requirement to sell any of the Bank’s investment securities for liquidity or other operating purposes.
The proceeds from the sales, redemptions and maturities of securities available for sale for the six months ended June 30, 2008 and 2007 (unaudited) were $2,416,000 and $3,493,000, respectively. Gross realized gains for each period ended June 30, 2008 and 2007 amounted to $0 (unaudited). The proceeds from the sales, redemptions and maturities of securities available for sale for the years ended December 31, 2007 and 2006 were $4,912,000 and $5,486,000, respectively, resulting in no gains or losses in 2007 and net losses in 2006 of $13,000.
     Held-to-Maturity
There were no held-to-maturity securities at June 30, 2008 (unaudited), December 31, 2007 and 2006.

HIBERNIA HOMESTEAD BANK AND SUBSIDIARY
Notes to Consolidated Financial Statements

Note 2. Investment Securities (Continued)
Gross unrealized losses in investment securities at June 30, 2008 (unaudited), December 31, 2007 and 2006 existing for continuous periods of less than 12 months and for continuous periods of 12 months or more at those dates are as follows:

June 30, 2008
(Unaudited)
	Less Than 12 Months		12 Months or More		Total
(In Thousands)
		Gross		Gross		Gross
Security	Fair	Unrealized	Fair	Unrealized	Fair	Unrealized
Description	Value	Losses	Value	Losses	Value	Losses

Available for Sale Mortgage Backed Securities	$7,830	$274	$4,728	$112	$12,558	$386

December 31, 2007
	Less Than 12 Months		12 Months or More		Total
(In Thousands)
		Gross		Gross		Gross
Security	Fair	Unrealized	Fair	Unrealized	Fair	Unrealized
Description	Value	Losses	Value	Losses	Value	Losses

Available for Sale Mortgage Backed Securities	$471	$—	$14,534	$342	$15,005	$342

December 31, 2006
	Less Than 12 Months		12 Months or More		Total
(In Thousands)
		Gross		Gross		Gross
Security	Fair	Unrealized	Fair	Unrealized	Fair	Unrealized
Description	Value	Losses	Value	Losses	Value	Losses

Available for Sale Mortgage Backed Securities	$2,435	$3	$17,235	$562	$19,670	$565

Management evaluates securities for other-than-temporary impairment on a periodic and regular basis, as well as when economic or market concerns warrant such evaluation. Consideration is given to (1) the length of time and the extent to which the fair value has been less than cost, (2) the financial condition and near-term prospects of the issuer, and (3) the intent and ability of the Bank to retain its investment in the issuer for a period of time sufficient to allow for any anticipated recovery in fair value.
At June 30, 2008 (unaudited), December 31, 2007 and 2006, these unrealized losses relate principally to current interest rates for similar types of securities. In analyzing an issuer’s financial condition, management considers whether the securities are issued by the federal government or its agencies, whether downgrades by bond rating agencies have occurred, and the results of reviews of the issuer’s financial condition. As the Bank has the ability to hold available-for-sale debt securities for the foreseeable future, no declines are deemed to be other-than-temporary.

HIBERNIA HOMESTEAD BANK AND SUBSIDIARY
Notes to Consolidated Financial Statements

Note 3. Loans Receivable
Loans receivable at June 30, 2008 (unaudited), December 31, 2007 and 2006, are summarized as follows:

	June 30,	December 31,
	2008	2007	2006
	(Unaudited)
	(In Thousands)

First Mortgage Real Estate Loans	$29,535	$29,476	$29,485
Second Mortgage Real Estate Loans	149	198	124
Commercial Loans Secured by Real Estate	100	—	—
Loans on Savings Accounts	17	12	36

	29,801	29,686	29,645
Deferred Loan Origination Costs	29	27	4
Reserve for Loan Losses	(273)	(273)	(273)

Total	$29,557	$29,440	$29,376

Loan balances past due more than ninety days amounted to $-0- at June 30, 2008 (unaudited), December 31, 2007 and December 31, 2006.
Activity in the reserve for loan losses is summarized as follows:

	June 30,		December 31,
	2008	2007	2007	2006
	(Unaudited)	(Unaudited)
	(In Thousands)

Balance, Beginning of Period	$273	$273	$273	$273
Provision Charged to Operating Expense	—	—	—	—
Loans Charged Off, Net of Recoveries	—	—	—	—

Balance, End of Period	$273	$273	$273	$273

At June 30, 2008 (unaudited), December 31, 2007 and 2006, the total recorded investment in impaired loans, all of which have reserves determined in accordance with the SFAS No. 114 and No. 118, amounted to $-0-. The reserve for loan losses related to impaired loans at those dates amounted to $-0-. Interest income recognized on impaired loans was not significant for the three months ended March 31, 2008 (unaudited),and for the years ended December 31, 2007 and 2006. The Bank is not committed to lend additional funds to debtors whose loans have been modified.

HIBERNIA HOMESTEAD BANK AND SUBSIDIARY
Notes to Consolidated Financial Statements

Note 3. Loans Receivable (Continued)
In 2005 Hurricane Katrina affected the residents and businesses within the Bank’s operating area. The adverse financial impacts of this event on the Bank’s loan portfolio were recognized at that time. Management continues to closely monitor the loan portfolio, and no substantial additional losses directly related to this catastrophe have been experienced to date. However, as indicated previously, the extent to which the still affected areas within the Bank’s market eventually recover is unknown at this time as are the ultimate adverse additional impacts that the hurricane might have, if any, on the Bank’s loan portfolio.
Note 4. Accrued Interest Receivable
Accrued interest receivable at June 30, 2008 (unaudited), December 31, 2007 and December 31, 2006, is summarized as follows:

	June 30,	December 31,
	2008	2007	2006
	(Unaudited)
	(In Thousands)
Securities Available for Sale	$48	$53	$99
Loans Receivable	133	135	141

Total	$181	$188	$240

Note 5. Premises and Equipment
Premises and equipment at June 30, 2008 (unaudited), December 31, 2007 and December 31, 2006, are summarized as follows:

	June 30,	December 31,
	2008	2007	2006
	(Unaudited)
	(In Thousands)
Land	$921	$921	$921
Building and Improvements	4,661	3,945	3,603
Leasehold Improvements	108	108	108
Furniture and Equipment	902	813	802
Web Site Development	3	3	3

	6,595	5,790	5,437
Less: Accumulated Depreciation and Amortization	1,307	1,192	956

Total	$5,288	$4,598	$4,481

HIBERNIA HOMESTEAD BANK AND SUBSIDIARY
Notes to Consolidated Financial Statements

Note 5. Premises and Equipment (Continued)
Depreciation and amortization charged against operations for the six months ended June 30, 2008 and 2007 (unaudited) amounted $116,000 and $115,000, respectively. Depreciation and amortization charged against operations for the years ended December 31, 2007 and 2006 amounted to $236,000 and $184,000, respectively.
Note 6. Deposits
Deposits at June 30, 2008 (unaudited), are summarized as follows:

	Weighted
	Average Rate
	at June 30, 2008 (Unaudited)	Amount	Percent

		(In Thousands)
Demand and NOW
Accounts	0.86%	$6,463	17.80%
Savings	1.14%	6,782	18.68%
Certificates of Deposit	4.20%	23,059	63.52%

Total		$36,304	100.00%

Deposits at December 31, 2007, are summarized as follows:

	Weighted
	Average Rate
	at December 31, 2007	Amount	Percent

		(In Thousands)
Demand and NOW
Accounts	1.60%	$5,719	16.49%
Savings	1.16%	6,807	19.62%
Certificates of Deposit	4.50%	22,166	63.89%

Total		$34,692	100.00%

HIBERNIA HOMESTEAD BANK AND SUBSIDIARY
Notes to Consolidated Financial Statements

Note 6. Deposits (Continued)
Deposits at December 31, 2006, are summarized as follows:

	Weighted
	Average Rate
	at December 31, 2006	Amount	Percent

		(In Thousands)
Demand and NOW
Accounts	0.97%	$6,749	17.70%
Savings	1.05%	8,009	21.00%
Certificates of Deposit	4.53%	23,382	61.30%

Total		$38,140	100.00%

At June 30, 2008 (unaudited), scheduled maturities of certificates are as follows:

Rate	2008	2009	2010	2011	2012	After	Total

	(In Thousands)
1.76% to 2.00%	$112	$—	$—	$—	$—	$—	$112
2.01% to 2.25%	425	—	—	—	—	—	425
2.26% to 2.50%	1,623	—	—	—	—	—	1,623
2.51% to 2.75%	2,400	2,127	382	—	—	—	4,909
2.76% to 3.00%	229	5	28	—	—	—	262
3.01% to 3.25%	1,316	471	3	—	—	—	1,790
3.26% to 3.50%	1,018	635	187	—	—		1,840
3.51% to 3.75%	207	81	35	—	—	—	323
3.76% to 4.00%	1,290	—	69	—	—	—	1,359
4.01% to 4.25%	707	698	58	—	—	—	1,463
4.26% to 4.50%	678	340	—	—	—	—	1,018
4.51% to 4.75%	3,456	1,904	—	—	—	—	5,360
4.76% to 5.00%	1,992	583	—	—	—	—	2,575

	$15,453	$6,844	$762	$—	$—	$—	$23,059

HIBERNIA HOMESTEAD BANK AND SUBSIDIARY
Notes to Consolidated Financial Statements

Note 6. Deposits (Continued)
At December 31, 2007, scheduled maturities of certificates are as follows:

Rate	2008	2009	2010	2011	2012	After	Total

	(In Thousands)
3.26% to 3.50%	$455	$—	$—	$—	$—	$—	$455
3.51% to 3.75%	294	—	—	—	—	—	294
3.76% to 4.00%	452	—	—	—	—	—	452
4.01% to 4.25%	1,767	26	—	—	—	—	1,793
4.26% to 4.50%	2,314	333	—	—	—	—	2,647
4.51% to 4.75%	8,546	1,892	—	—	—		10,438
4.76% to 5.00%	5,473	576	—	—	—	—	6,049
5.01% to 5.25%	38	—	—	—	—	—	38

	$19,339	$2,827	$—	$—	$—	$—	$22,166

The aggregate amount of certificates of deposit with a minimum denomination of $100,000 at June 30, 2008 (unaudited), December 31, 2007 and 2006 was approximately $4,646,000, $3,432,000 and $3,619,000, respectively. Demand, NOW and passbook savings accounts with a minimum denomination of $100,000 were approximately $3,066,000, $2,738,000 and $2,852,000 at June 30, 2008 (unaudited), December 31, 2007 and 2006, respectively. The Bank has no brokered deposits and there are no major concentrations of deposits.
Interest expense on deposits for the six months ended June 30, 2008 and 2007 (unaudited), and for years ended December 31, 2007 and 2006, is summarized as follows:

	June 30,		December 31,
	2008	2007	2007	2006

	(Unaudited)	(Unaudited)
	(In Thousands)
Money Market and NOW	$24	$25	$50	$56
Savings	39	43	84	102
Certificates of Deposit	467	544	1,095	718

Total	$530	$612	$1,229	$876

HIBERNIA HOMESTEAD BANK AND SUBSIDIARY
Notes to Consolidated Financial Statements

Note 7. Advances from Federal Home Loan Bank
Advances from the Federal Home Loan Bank of Dallas (FHLB) at June 30, 2008 (unaudited), December 31, 2007 and December 31, 2006, consisted of the following:

	June 30,	December 31,
	2008	2007	2006
	(Unaudited)
	(In Thousands)
2.00% to 2.99%	$—	$—	$—
4.00% to 4.99%	—	600	—
5.00% to 5.99%	—	—	2,000

	$—	$600	$2,000

Maturities of advances at June 30, 2008 (unaudited) and December 31, 2007 are as follows:

	June 30,	December 31,
Period Ending	2008	2007
	(Unaudited)
	(In Thousands)
2008	$—	$600
2009	—	—

	$—	$600

The Bank has an available line of credit with the FHLB with an additional borrowing capacity at June 30, 2008 (unaudited) and December 31, 2007 of approximately $16,700,000 and $15,700,000, respectively.
The advances are secured by a security interest in certain assets of the Bank to the extent of the outstanding balances of the advances. Bank assets collateralizing the advances include first mortgage loans, FHLB stock and deposit accounts with the FHLB.

HIBERNIA HOMESTEAD BANK AND SUBSIDIARY
Notes to Consolidated Financial Statements

Note 8. Income Taxes
The Bank and subsidiary file consolidated federal income tax returns on a calendar year basis. Through 1995, if certain conditions were met in determining taxable income, the Bank was allowed a special bad-debt deduction based on a percentage of taxable income (8 percent) or on specified experience formulas. Subsequent to 1995, only the experience method is permitted in determining the Bank’s bad debt deduction.
Income tax benefit for the six months ended June 30, 2008 and 2007 (unaudited), and for the years ended December 31, 2007 and 2006, is summarized as follows:

	Six Months Ended June 30,		Years Ended December 31,
	2008	2007	2007	2006
	(Unaudited)	(Unaudited)
	(In Thousands)
Federal
Current	$—	$—	$(43)	$(18)
Deferred	(116)	(51)	(96)	(274)

Total Income Tax Benefit	$(116)	(51)	$(139)	$(292)

Currently, the Bank is exempt by law from paying state income taxes.
The effective income tax rate for the six months ended June 30, 2008 and 2007 (unaudited) was 34.1% and 34.0%, respectively, and for the years ended December 31, 2007 and 2006 was 48.2% and 34.0%, respectively. Total income tax benefit differed from amounts computed by applying the U.S. federal income tax rate of 34 percent to income before income taxes as a result of the following:

	Six Months Ended June 30,		Years Ended December 31,
	2008	2007	2007	2006
	(Unaudited)	(Unaudited)
	(In Thousands)
Expected Income Tax Benefit at Federal Statutory Tax Rate	$(116)	$(51)	$(98)	$(292)
Other	—	—	(41)	—

Total Income Tax Benefit	$(116)	$(51)	$(139)	$(292)

HIBERNIA HOMESTEAD BANK AND SUBSIDIARY
Notes to Consolidated Financial Statements

Note 8. Income Taxes (Continued)
The tax effects of temporary differences between the financial statement carrying amounts and tax bases of assets and liabilities that gave rise to significant portions of the deferred tax asset at June 30, 2008 (unaudited),December 31, 2007 and 2006, relate to the following:

	June 30,	December 31,
	2008	2007	2006
	(Unaudited)
	(In Thousands)
Excess Tax over Financial Reporting Depreciation	$(45)	$(62)	$(43)
Loan Costs Deferred for Financial Reporting Purposes	(10)	(9)	1
Excess Pension Expense Recognized for Financial Reporting Purposes	—	—	34
Excess Bad Debt Provisions for Financial Reporting Purposes	68	68	68
Income (Deferred) Recognized for Financial Reporting Purposes	—	(1)	1
Benefit of Net Operating Loss Carryforward	208	109	—
Benefit of Employment Credit Carryforward	51	51	—

	272	156	61
Unrealized Holding Loss on Securities Available for Sale	131	117	195

Deferred Tax Asset	$403	$273	$256

At June 30, 2008 (unaudited) and December 31, 2007, the Bank had a net operating loss carryforward of approximately $611,000 and $321,000, respectively that may be used to offset future taxable income. The loss carryforwards expire as follows: $321,000 in 2027 and $290,000 in 2028. A deferred tax asset of $208,000 and $109,000 have been recognized for the benefit of the carryforwards at June 30, 2008 and December 31, 2007, respectively.
At June 30, 2008 (unaudited) and December 31, 2007, the Bank also has a deferred tax asset relating to unused tax credit carryforwards in the amount of $51,000. Those credits expire as follows (in thousands):

2025	$34
2026	17

$51

The Bank did not have any unrecognized tax benefits as of June 30, 2008 (unaudited), December 31, 2007, or December 31, 2006.

HIBERNIA HOMESTEAD BANK AND SUBSIDIARY
Notes to Consolidated Financial Statements

Note 8. Income Taxes (Continued)
Retained earnings at June 30, 2008 (unaudited), December 31, 2007 and December 31, 2006, includes approximately $2,741,000 for which no deferred federal income tax liability has been recognized. These amounts represent an allocation of income to bad-debt deductions for tax purposes only. Reduction of amounts so allocated for purposes other than tax bad-debt losses or adjustments arising from carryback of net operating losses would create income for tax purposes only, which would be subject to the then current corporate income tax rate. The unrecorded deferred income tax liability on the above amount was approximately $932,000 at each of June 30, 2008 (unaudited), December 31, 2007 and 2006.
Note 9. Pension Plan and Employee Benefits
The Bank has established a qualified, noncontributory defined benefit retirement plan which covers all full-time employees. The defined benefit plan pays benefits to employees at retirement based upon years of service and compensation rates near retirement. The Bank’s funding policy is generally to make contributions equal to the normal cost and an amount to amortize any unfunded actuarial liability. Contributions are intended to provide not only for benefits attributable to service to date but also for those expected to be earned in the future.
The Bank has applied the provisions of Statements of Financial Standards No. 87, Employers’ Accounting for Pensions, No. 88, Employers’ Accounting for Settlements and Curtailments of Defined Benefit Pension Plans and for Termination Benefits, No. 132R, Employers’ Disclosures about Pension and Other Postretirement Benefits, and No. 158, Employers’ Accounting for Defined Benefit Pension and Other Postretirement Plans for its defined benefit plan.
At June 30, 2008 (unaudited), although the Bank remained in the process of terminating this plan, the termination has been substantially completed at that date. In conjunction with the termination, lump sum distributions were made and employees were provided the option of rolling over their distribution into the 401(k) plan sponsored by the Bank.
The Bank has committed to contribute whatever amount is necessary to fully fund benefits upon plan termination. The Bank does not believe any additional contributions will be required in 2008. However, in the event an additional contribution would be required, that contribution would be deducted on the Bank’s 2008 income tax return.

HIBERNIA HOMESTEAD BANK AND SUBSIDIARY
Notes to Consolidated Financial Statements

Note 9. Pension Plan and Employee Benefits
At June 30, 2008 (unaudited), December 31, 2007 and December 31, 2006, the funded status of the plan was as follows:

	June 30,	December 31,
	2008	2007	2006

	(Unaudited)
	(In Thousands)
Fair Value of Plan Assets	$—	$46	$751
Benefit Obligation at End of Period	—	(46)	(825)

Funded Status	—	—	(74)

Remaining Unrecognized Net Assets Existing at January 1, 1989 Subject to Amortization	—	—	(20)

Unrecognized Net Loss from Past Experience Different from That Assumed	—	—	(5)

Prepaid Benefit Accrued Liability	$—	$—	$(99)

For the six months ended June 30, 2008 (unaudited) and for the years ended December 31, 2007 and 2006, selected assumptions and amounts were as follows:

	June 30,	December 31,
	2008	2007	2006

	(Unaudited)
Weighted Average Assumptions Discount Rate	N/A	4.69%	5.75%
Expected Return on Plan Assets	N/A	7.00%	7.00%
Rate of Compensation Increase	N/A	N/A	N/A

Amounts at June 30, 2008 (unaudited), December 31, 2007 and 2006	(In Thousands)
Net Periodic Pension (Credit) Cost	$—	$(99)	$613
Bank Contributions	—	—	150
Benefits Paid	46	685	10
Settlement Payments	$—	$675	$—
The plan’s weighted-average asset allocations at June 30, 2008 (unaudited), December 31, 2007 and 2006, by asset category, are as follows:

	June 30,	December 31,
	2008	2007	2006

	(Unaudited)
Equity Securities — Institutional Cash Portfolio Money Market	NA	0%	0
Interest Bearing Checking Accounts	NA	100	100

	NA	100%	100

HIBERNIA HOMESTEAD BANK AND SUBSIDIARY
Notes to Consolidated Financial Statements

Note 9. Pension Plan and Employee Benefits (Continued)
Included in plan assets at December 31, 2007 and 2006 are deposits with the Bank of approximately $1,000 and $45,000, respectively.
The Bank does not expect to contribute to the plan in 2008.
The Bank offers a 401(k) Employee Savings Plan that covers employees completing at least 500 service hours during the plan year, who are over 21 years of age and have three months of service, with entry on the first day of the following month. Initially upon adoption of the plan, all employees were eligible regardless of service requirement. Employees are 100% vested in the funds they have contributed as well as the matching and discretionary funds contributed by the employer are fully vested upon contribution. Participants may make contributions in the form of salary deferrals up to 15% of their compensation, up to a maximum of $15,500 for 2007. In addition, participants who have reached the age of 50 may make an additional “catch-up” contribution annually without regard to the above limitations. The “catch-up” contribution limit for 2007 was $5,000. The Bank matches 100% of the employee contributions, up to 3% of compensation plus 50% of the employee contributions, between 3% and 5% of compensation, and there was no change in the percentage of matching contributions for 2007 or 2006. The Bank’s matching contributions for the six months ended June 30, 2008 and 2007 (unaudited), and for the years ended December 31, 2007 and 2006 amounted to approximately $11,000, $11,000, $31,000 and $18,000, respectively.
Note 10. Other Comprehensive Income
The components of other comprehensive income and the related tax effects for the six months ended June 30, 2008 and 2007 (unaudited), and for the years ended December 31, 2007 and 2006, are as follows:

	Six Months Ended June 30,		Years Ended December 31,
	2008	2007	2007	2006

	(Unaudited)	(Unaudited)
		(In Thousands)
Gross Unrealized Holding (Losses) Gains Arising During the Period	$(41)	$(188)	$224	$18
Tax Expense	14	64	(78)	(6)

	(27)	(124)	146	12

Reclassification Adjustment for Gains Included in Income	—	—	—	(13)
Tax Expense	—	—	—	4

	—	—	—	(9)

Net Unrealized Holding Gains Arising During the Period	$(27)	$(124)	$146	$3

HIBERNIA HOMESTEAD BANK AND SUBSIDIARY
Notes to Consolidated Financial Statements

Note 11. Regulatory Matters
The Bank is subject to various regulatory capital requirements administered by its primary federal regulator, the Federal Deposit Insurance Corporation as a result of its conversion to a state chartered savings bank in March 2008. Prior to this, the Bank’s primary federal regulator was the Office of Thrift Supervision. Failure to meet the minimum regulatory capital requirements can initiate certain mandatory and possible additional discretionary actions by regulators, which if undertaken, could have a direct material affect on the Bank and the consolidated financial statements.
Under the regulatory capital adequacy guidelines and the regulatory framework for prompt corrective action, the Bank must meet specific capital guidelines involving quantitative measures of the Bank’s assets, liabilities and certain off-balance-sheet items as calculated under regulatory accounting practices. The Bank’s capital amounts and classification under the prompt corrective action guidelines are also subject to qualitative judgments by the regulators about components, risk weightings and other factors.
Quantitative measures established by regulation to ensure capital adequacy require the Bank to maintain minimum amounts and ratios of: total risk-based capital and Tier I capital to risk-weighted assets (as defined in the regulations), Tier I capital to adjusted total assets (as defined), and tangible capital to adjusted total assets (as defined).
The Bank, at June 30, 2008 (unaudited), December 31, 2007 and 2006, exceeds all of the capital adequacy requirements to which it is subject as illustrated by the following:

	Actual		Required
	Amount	Ratio	Amount	Ratio
	(Dollars in Thousands)
June 30, 2008 (unaudited)
Tier 1 Capital
(to Average Assets)	$13,905	27.94%	$1,990	4.00%
Tier 1 Capital
(to Risk-Weighted Assets)	$13,905	54.10%	$1,028	4.00%
Total Capital
(to Risk-Weighted Assets)	$14,178	55.16%	$2,056	8.00%
For the six months ended June 30, 2008 (unaudited), the Bank was required to file its quarterly report of condition with the FDIC. Prior to these filings, the Bank filed its financial data with the OTS. The FDIC does not have tangible capital requirements as does the OTS.

HIBERNIA HOMESTEAD BANK AND SUBSIDIARY
Notes to Consolidated Financial Statements

Note 11. Regulatory Matters (Continued)

	(Dollars in Thousands)
December 31, 2007:
Total Risk-Based Capital
(to Risk-Weighted Assets)	$14,805	62.60%	$1,892	8.00%
Tier 1 Capital
(to Risk-Weighted Assets)	$14,532	61.44%	$946	4.00%
Tier 1 Capital
(to Adjusted Total Assets)	$14,532	28.76%	$2,021	4.00%
Tier 1 Capital
(to Adjusted Total Assets)	$14,532	28.76%	$1,516	3.00%
Tangible Capital
(to Adjusted Total Assets)	$14,532	28.76%	$1,011	2.00%

	Actual		Required

	(Dollars in Thousands)
December 31, 2006:
Total Risk-Based Capital
(to Risk-Weighted Assets)	$14,904	60.41%	$1,974	8.00%
Tier 1 Capital
(to Risk-Weighted Assets)	$14,681	59.51%	$987	4.00%
Tier 1 Capital
(to Adjusted Total Assets)	$14,681	26.38%	$2,226	4.00%
Tier 1 Capital
(to Adjusted Total Assets)	$14,681	26.38%	$1,669	3.00%
Tangible Capital
(to Adjusted Total Assets)	$14,681	26.38%	$1,113	2.00%

HIBERNIA HOMESTEAD BANK AND SUBSIDIARY
Notes to Consolidated Financial Statements

Note 11. Regulatory Matters (Continued)
A reconciliation of the Bank’s capital determined under accounting principles generally accepted in the United States of America to Tier 1 Capital and Total Risk-Based Capital as of June 30, 2008 (unaudited), December 31, 2007 and December 31, 2006 follows:

	June 30, 2008	December 31,
	2008	2007	2006

	(Unaudited)
	(In Thousands)

Capital Under GAAP	$14,057	$14,308	$14,311
Unrealized Loss on Available for Sale Securities	251	224	370
Disallowed Deferred Tax Assets	(403)	—	—

Tier 1 Capital	13,905	14,532	14,681
Allowance for Loan Losses	273	273	273

Total Risk Based Capital	$14,178	$14,805	$14,954

Note 12. Related Party Transactions
In the ordinary course of business, the Bank has and expects to continue to have transactions, including borrowings, with its officers and directors. In the opinion of management, such transactions were on substantially the same terms, including interest rates and collateral, as those prevailing at the time for comparable transactions with other persons and did not involve more than normal risk of collectibility or present any other unfavorable features to the Bank. Loans to such borrowers are summarized as follows:

	June 30,	December 31,
	2008	2007	2006
	(Unaudited)
	(In Thousands)

Balance — Beginning	$296	$175	$425
Advances	—	207	—
Appointment of New Director with Existing Balance	220	—	—
Less: Payments	212	86	250

Balance — Ending	$304	$296	$175

HIBERNIA HOMESTEAD BANK AND SUBSIDIARY
Notes to Consolidated Financial Statements

Note 13. Commitments and Contingencies
The Bank had loan commitments of approximately $323,000, $77,000 and $776,000 to extend credit and unused lines of credit of approximately $228,000, $207,000 and $-0- at June 30, 2008 (unaudited), December 31, 2007 and December 31, 2006, respectively. Commitments to extend credit are agreements to lend to a customer in the absence of a violation of any contract conditions. Commitments generally have fixed expiration dates or other termination clauses and may require payment of a fee. Because some of the commitments are expected to expire without being drawn upon, the total commitment amounts do not necessarily represent future cash requirements. The unused lines of credit are revolving, open-end loans secured by mortgages on residential real estate. The Bank evaluates each customer’s credit request separately. Management determines and obtains the amount of collateral needed when credit is extended.
The Bank leases office space to tenants under noncancelable operating leases with terms of one to five years, at which time the majority of the tenants will have an option to renew their leases. Future minimum rentals under the leases at December 31, 2007 are as follows (in thousands)

2008	$202
2009	142
2010	97
2011	94
2012	57

Total	$592

     At December 31, 2007 and 2006, the rental real estate held for lease consisted of approximately 61% of the Bank’s two branches in New Orleans, Louisiana, and a building in Metairie, Louisiana. During the six months ended June 30, 2008 (unaudited), the Bank ceased leasing land, building and improvements at its Metairie facility. The Bank’s investment in the property at June 30, 2008 (unaudited), December 31, 2007, and December 31, 2006 is as follows:

	June 30,	December 31,
	2008	2007	2006

	(Unaudited)
	(In Thousands)
Land	$467	$921	$921
Building and Improvements	3,585	3,945	3,603
Accumulated Depreciation	(493)	(500)	(368)

Total	$3,559	$4,366	$4,156

HIBERNIA HOMESTEAD BANK AND SUBSIDIARY
Notes to Consolidated Financial Statements

Note 14. Summarized Information of Wholly-Owned Subsidiary
Hibernia Homestead Development Corporation is an inactive wholly-owned subsidiary. Its sole asset consists of a checking account.
The following summarizes its financial condition and operations as of and for the six months ended June 30, 2008 and 2007 (unaudited) and for the years ended December 31, 2007 and 2006.

	June 30,	December 31,
	2008	2007	2006

	(Unaudited)
	(In Thousands)
Assets
Cash	$1	$1	$1

Liabilities and Equity
Retained Earnings	$1	$1	$1

	Six Months Ended June 30,		Years Ended December 31,
	2008	2007	2007	2006

	(Unaudited)	(Unaudited)
(In Thousands)
Net Income	$—	$—	$—	$—

Note 15. Financial Instruments with Off-Balance-Sheet Risk
The Bank is a party to financial instruments with off-balance-sheet risk in the normal course of business to meet the financing needs of its customers. These financial instruments consist of commitments to extend credit. That instrument involves, to varying degrees, elements of credit and interest-rate risk in excess of the amount recognized in the balance sheet. The notional amounts of those instruments reflect the extent of the Bank’s involvement in particular classes of financial instruments.
The Bank’s exposure to credit loss in the event of nonperformance by the other party to the financial instrument for commitments to extend credit is represented by the notional amount. The Bank uses the same credit policies in making commitments to extend credit as it does for on-balance-sheet instruments.

HIBERNIA HOMESTEAD BANK AND SUBSIDIARY
Notes to Consolidated Financial Statements

Note 16. Significant Group Concentrations of Credit Risk
Most of the Bank’s lending activity is represented by loans receivable secured principally by first mortgages on real estate located within the state. Additionally, the substantial portion of the real estate upon which the Bank has extended credit is one-to-four family residential properties.
The Bank maintains cash balances at several financial institutions. Accounts at each institution are insured by the FDIC up to $100,000. At June 30, 2008 (unaudited), the Bank had deposits with one financial institution in excess of the FDIC insured limit. At December 31, 2007 and December 31, 2006, the Bank had no amounts on deposit with those financial institutions in excess of the insured amount.
Note 17. Disclosure about Fair Value of Financial Instruments
The following methods and assumptions were used to estimate the fair value of each class of financial instruments for which it is practicable to estimate the value:
     Cash and Short -Term Investments
For cash, the carrying amount approximates fair value. For short-term investments, fair values are calculated based upon general investment market interest rates for similar maturity investments.
     Investment Securities
For securities and marketable equity securities held-for-investment purposes, fair values are based on quoted market prices.
     Loan Receivables
For certain homogeneous categories of loans, such as residential mortgages, credit card receivables and other consumer loans, fair value is estimated using the current U.S. treasury interest rate curve, a factor for cost of processing and a factor for historical credit risk to determine the discount rate.
     Deposit Liabilities
The fair value of demand deposits, savings deposits and certain money market deposits are calculated based upon general investment market interest rates for investments with similar maturities. The value of fixed maturity certificates of deposit is estimated using the U.S. treasury interest rate curve currently offered for deposits of similar remaining maturities.
     Commitments to Extend Credit
The fair value of commitments is estimated using the fees currently charges to enter into similar agreements, taking into account the remaining terms of the agreements and the present credit-worthiness of the counterparties.

HIBERNIA HOMESTEAD BANK AND SUBSIDIARY
Notes to Consolidated Financial Statements

Note 17. Disclosure about Fair Value of Financial Instruments (Continued)
The estimated fair values of the Bank’s financial instruments at June 30, 2008 (unaudited), December 31, 2007 and December 31, 2006, are as follows (reported in thousands):

	June 30, 2008		December 31, 2007		December 31, 2006
	Carrying	Fair	Carrying	Fair	Carrying	Fair
	Amount	Value	Amount	Value	Amount	Value
	(Unaudited)	(Unaudited)
Financial Assets
Cash and Short-Term Investments	$1,519	$1,519	$83	$83	$364	$364
Investment Securities	12,558	12,558	15,005	15,005	19,670	19,670
Loans	29,830	25,911	29,713	29,832	29,649	29,455
Less: Allowance for Loan Losses	(273)	(273)	(273)	(273)	(273)	(273)

	$43,634	$39,715	$44,528	$44,647	$49,410	$49,216

Financial Liabilities
Deposits and Advance Payments	$36,558	$35,667	$35,026	$34,809	$38,442	$38,099
FHLB Advances	—	—	600	600	2,000	2,000

	$36,558	$35,667	$35,626	$35,409	$40,442	$40,099

Unrecognized Financial Instruments
Commitments to Extend Credit	$551	$551	$284	$284	$776	$776

Note 18. Subsequent Events (Unaudited)
On March 17, 2008, the Bank received approval from the Louisiana Office of Financial Institutions to change its name from Hibernia Homestead and Savings Association to Hibernia Homestead Bank. The name change was done in conjunction with the Bank’s conversion from a Louisiana-chartered mutual savings and loan association to a Louisiana-chartered mutual savings bank.
On May 2, 2008, the Board of Directors of the Bank unanimously adopted a Plan of Conversion (the “Plan”). Pursuant to the Plan, the Bank will: (i) convert to a Louisiana-chartered stock savings bank as the successor to the Bank in its current mutual form; and (ii) organize the Hibernia Homestead Bancorp, Inc. (the “Holding Company”) as a Louisiana-chartered corporation that will own 100% of the common stock of the Bank in stock form. The Bank in stock form will succeed to the business and operations of the Bank in its mutual form and the Holding Company will offer shares of its common stock in a public stock offering. The Plan must be approved by both the OTS and the Louisiana Office of Financial Institutions and by the Bank’s voting members.
The Holding Company plans to offer to the Banks’ depositors, members of the community and the Bank’s employee stock ownership plan shares of common stock representing the estimated pro forma market value of the common stock as determined by an independent appraisal. Costs incurred in connection with the offering will be recorded as a reduction of the proceeds from the offering. If the transaction is not consummated, all costs incurred in connection with the transactions will be expensed.

HIBERNIA HOMESTEAD BANK AND SUBSIDIARY
Notes to Consolidated Financial Statements

Note 18. Subsequent Events (Unaudited) (Continued)
At the completion of the conversion, the Bank will establish a liquidation account in the amount equal to the Bank’s retained earnings contained in the final prospectus. The liquidation account will be maintained for the benefit of eligible account holders and supplemental eligible account holders who maintain deposit accounts in the Bank after conversion.
In the event of a complete liquidation (and only in such event), each eligible account holder and supplemental eligible account holder will be entitled to receive a liquidation distribution from the liquidation account in the amount of the then current adjusted balance of deposit accounts held, before any liquidation distribution may be made with respect to common stock. Except for the repurchase of stock and payment of dividends by the Bank, the existence of the liquidation account will not restrict the use or application of such retained earnings.
Note 19. Subsequent Event — Impact of Hurricanes Gustav and Ike (Unaudited)
On September 1, 2008, Hurricane Gustav impacted Southeast Louisiana. In addition, on September 13, 2008, Hurricane Ike impacted Southwest Louisiana and Southeast Texas. Management has determined that the impact of these storms to the Bank was immaterial to the financial statements.

          You should rely only on the information contained in this document or that to which we have referred you. We have not authorized anyone to provide you with information that is different. This document does not constitute an offer to sell, or the solicitation of an offer to buy, any of the securities offered hereby to any person in any jurisdiction in which such offer or solicitation would be unlawful. The affairs of Hibernia Homestead Bank following the conversion and offering, and Hibernia Homestead Bancorp may change after the date of this prospectus. Delivery of this document and the sales of shares made hereunder does not mean otherwise.
HIBERNIA HOMESTEAD BANCORP, INC.
(Proposed Holding Company for Hibernia Homestead Bank)
Up to 1,437,500 Shares of Common Stock
(Anticipated Maximum, Subject to Increase)
Common Stock

PROSPECTUS

Sandler O’Neill + Partners, L.P.

                    , 2008
Dealer Prospectus Delivery Obligation
     Until the later of                     , 2008 or 90 days after commencement of the syndicated community offering, if any, whichever is later, all dealers that effect transactions in these securities, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to the dealers’ obligation to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.

PART II
INFORMATION NOT REQUIRED IN PROSPECTUS
Item 13 Other Expenses of Issuance and Distribution.

SEC filing fees*	$650
Office of Thrift Supervision filing fees	7,000
Louisiana Office of Financial Institutions	1,500
FINRA filing fees*	2,000
Printing, postage, mailing and EDGAR expenses	75,000
Legal fees and expenses	250,000
Blue Sky filing fees and expenses	35,000
Accounting fees and expenses	55,500
Appraiser’s fees	37,500
Business Plan	17,500
Marketing agent expenses (1)	100,000
Transfer agent fees and expenses	7,500
Certificate printing	2,000
Miscellaneous	18,850

Total	$610,000

*	Estimated

(1)	In addition to the foregoing expenses, Sandler O’Neill & Partners, L.P. will receive fees based on the number of shares sold in the conversion and offering. Based upon the assumptions and the information set forth under “Pro Forma Data” and “The Conversion and Offering — Marketing Arrangements” in the Prospectus, it is estimated that such fees will be $120,075, $145,950, $171,825 and $201,581 at the minimum, midpoint, maximum and maximum, as adjusted, of the offering range, respectively.
Item 14. Indemnification of Directors and Officers.
     In accordance with the Louisiana Business Corporation Law, Article 8 of the Registrant’s Articles of Incorporation provides as follows:
     A. Personal Liability of Directors and Officers. A director or officer of the Corporation shall not be personally liable for monetary damages for any action taken, or any failure to take any action, as a director or officer except to the extent that by law a director’s or officer’s liability for monetary damages may not be limited.
     B. Indemnification. The Corporation shall indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, including actions by or in the right of the Corporation, whether civil, criminal, administrative or investigative, by reason of the fact that such person is or was a director, officer, employee or agent of the Corporation, or is or was serving at the request of the Corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, against expenses (including attorneys’ fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by such person in connection with such action, suit or proceeding to the full extent permissible under Louisiana law.
     C. Advancement of Expenses. Reasonable expenses incurred by an officer, director, employee or agent of the Corporation in defending an action, suit or proceeding described in Section B of this Article 8 may be paid by the Corporation in advance of the final disposition of such action, suit or proceeding if authorized by the board of directors (without regard to whether participating members thereof are parties to such action, suit or proceeding), upon receipt of an undertaking by or on behalf of such person to repay such amount if it shall ultimately be determined that the person is not entitled to be indemnified by the Corporation.
     D. Other Rights. The indemnification and advancement of expenses provided by or pursuant to this Article 8 shall not be deemed exclusive of any other rights to which those seeking indemnification or advancement of expenses may be entitled under any bylaw, insurance or other agreement, vote of shareholders or directors (regardless of whether directors authorizing such indemnification are beneficiaries thereof) or otherwise, both as to actions in their official capacity and as to actions in another capacity while holding an office, and shall continue as to a person who has ceased to be a director, officer, employee or agent and shall inure to the benefit of the heirs, executors and administrators of such person.

     E. Insurance. The Corporation shall have the power to purchase and maintain insurance or other similar arrangement on behalf of any person who is or was a director, officer, employee or agent of the Corporation, or is or was serving at the request of the Corporation as a director, officer, employee or agent of another corporation, partnership, joint venture or other enterprise, against any liability asserted against or incurred by him in any such capacity, or arising out of his status as such, whether or not the Corporation would have the power to indemnify him against such liability under the provisions of this Article 8.
     F. Security Fund; Indemnity Agreements. By action of the Board of Directors (notwithstanding their interest in the transaction), the Corporation may create and fund a trust fund or other fund or form of self-insurance arrangement of any nature, and may enter into agreements with its officers, directors, employees and agents for the purpose of securing or insuring in any manner its obligation to indemnify or advance expenses provided for in this Article 8.
     G. Modification. The duties of the Corporation to indemnify and to advance expenses to any person as provided in this Article 8 shall be in the nature of a contract between the Corporation and each such person, and no amendment or repeal of any provision of this Article 8, and no amendment or termination of any trust or other fund or form of self-insurance arrangement created pursuant to Section F of this Article 8, shall alter to the detriment of such person the right of such person to the advance of expenses or indemnification related to a claim based on an act or failure to act which took place prior to such amendment, repeal or termination.
     H. Proceedings Initiated by Indemnified Persons. Notwithstanding any other provision of this Article 8, the Corporation shall not indemnify a director, officer, employee or agent for any liability incurred in an action, suit or proceeding initiated (which shall not be deemed to include counter-claims or affirmative defenses) or participated in as an intervenor or amicus curiae by the person seeking indemnification unless such initiation of or participation in the action, suit or proceeding is authorized, either before or after its commencement, by the affirmative vote of a majority of the directors in office.
Item 15. Recent Sales of Unregistered Securities
     Not applicable.
Item 16. Exhibits and Financial Statement Schedules
     The exhibits and financial statement schedules filed as a part of this Registration Statement are as follows:
(a)	List of Exhibits (filed herewith unless otherwise noted)

No.	Description

1.1	Form of Agency Agreement with Sandler O’Neill & Partners, L.P.(2)

1.2	Engagement Letter with Sandler O’Neill & Partners, L.P. as marketing agent(1)

2.1	Plan of Conversion(1)

3.1	Articles of Incorporation of Hibernia Homestead Bancorp, Inc.(1)

3.2	Bylaws of Hibernia Homestead Bancorp, Inc.(1)

4.0	Form of Stock Certificate of Hibernia Homestead Bancorp, Inc.(1)

5.0	Opinion of Elias, Matz, Tiernan & Herrick L.L.P. re: legality(2)

8.1	Opinion of Elias, Matz, Tiernan & Herrick L.L.P. re: Federal tax matters(2)

8.2	Opinion of LaPorte Sehrt Romig & Hand re: Louisiana tax matters(2)

8.3	Letter of RP Financial, LC. re: Subscription Rights(1)

10.1	Letter Agreement between Hibernia Homestead Bank and Michael G. Gretchen, dated November 19, 2007(1)

23.1	Consent of Elias, Matz, Tiernan & Herrick L.L.P. (included in Exhibit 5.0 and Exhibit 8.1, respectively)(2)

23.2	Consent of LaPorte Sehrt Romig & Hand

23.3	Consent of RP Financial, LC.(3)

24.0	Power of Attorney (previously included in Signature Page to the Registration Statement)(1)

99.1	Subscription Order Form and Instructions(2)

99.2	Additional Solicitation Material(2)

99.3	Appraisal Report of RP Financial, LC.(1)

99.4	Form of proxy statement and proxy for members of Hibernia Homestead Bank(1)

99.5	Appraisal Report Update of RP Financial, LC.(3)

(1)	Incorporated herein by reference to the Registration Statement on Form S-1 (File No. 333-151656) filed with the SEC on June 13, 2008.

(2)	Incorporated herein by reference to Amendment No. 1 to the Registration Statement on Form S-1 (File No. 333-151656) filed with the SEC on July 29, 2008.

(3)	Incorporated herein by reference to Amendment No. 2 to the Registration Statement on Form S-1 (File No. 333-151656) filed with the SEC on September 18, 2008.
(b)	Financial Statement Schedules
All schedules have been omitted as not applicable or not required under the rules of Regulation S-X.

Item 17. Undertakings.
The undersigned Registrant hereby undertakes:
(1) To file, during any period in which offers or sales are being made, a post-effective amendment to this Registration Statement:
     (i) To include any Prospectus required by Section 10(a)(3) of the Securities Act of 1933;
     (ii) To reflect in the Prospectus any facts or events arising after the effective date of the Registration Statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the Registration Statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of the securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of Prospectus filed with the Commission pursuant to Rule 424 (b) if, in the aggregate, the changes in volume and price represent no more than 20 percent change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective Registration Statement;
     (iii) To include any material information with respect to the plan of distribution not previously disclosed in the Registration Statement or any material change to such information in the Registration Statement;
(2) That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new Registration Statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.
(3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the Offering.
(4) That, for purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.
(5) That, for the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.
(6) That, for the purpose of determining liability of the Registrant under the Securities Act of 1933 to any purchaser in the initial distribution of the securities:
     The undersigned Registrant undertakes that in a primary offering of securities of the undersigned Registrant pursuant to this registration statement, regardless of the underwriting method used to sell the securities to the purchaser, if the securities are offered or sold to such purchaser by means of any of the following communications, the undersigned Registrant will be a seller to the purchaser and will be considered to offer or sell such securities to such purchaser:
(i)	Any preliminary prospectus or prospectus of the undersigned Registrant relating to the offering required to be filed pursuant to Rule 424;

(ii)	Any free writing prospectus relating to the offering prepared by or on behalf of the undersigned Registrant or used or referred to by the undersigned registrant;

(iii)	The portion of any other free writing prospectus relating to the offering containing material information about the undersigned Registrant or its securities provided by or on behalf of the undersigned registrant; and

(iv)	Any other communication that is an offer in the offering made by the undersigned Registrant to the purchaser.
     The undersigned Registrant hereby undertakes to furnish stock certificates to or in accordance with the instructions of the respective purchasers of the Common Stock, so as to make delivery to each purchaser promptly following completion of the offering.
     Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question of whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

SIGNATURES
     Pursuant to the requirements of the Securities Act of 1933, the Registrant has duly caused this Amendment No. 3 to Form S-1 Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the city of New Orleans, state of Louisiana on November 6, 2008.

HIBERNIA HOMESTEAD BANCORP, INC.
By:	/s/ A. Peyton Bush, III
A. Peyton Bush, III
Chairman, President and Chief Executive Officer

     Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed by the following persons in the capacities and on the dates indicated.

Name	Title	Date

/s/ Patrick W. Browne, Jr.* Patrick W. Browne, Jr.	Chairman of the Board	November 6, 2008

/s/ A. Peyton Bush, III A. Peyton Bush, III	President and Chief Executive Officer	November 6, 2008

/s/ Donna T. Guerra* Donna T. Guerra	Chief Financial Officer (Principal Financial and Accounting Officer)	November 6, 2008

/s/ Morrison C. Bethea* Morrison C. Bethea, M.D.	Director	November 6, 2008

/s/ Richard J. Brennan, Jr.* Richard J. Brennan, Jr.	Director	November 6, 2008

/s/ H. Merritt Lane, III* H. Merritt Lane, III	Director	November 6, 2008

/s/ Robert H. Saer* Robert H. Saer	Director	November 6, 2008

/s/ J. Kenneth Saer* J. Kenneth Saer	Director	November 6, 2008

/s/ John J. Weigel* John J. Weigel	Director	November 6, 2008

*	By A. Peyton Bush, III, attorney-in-fact.